Filed pursuant to Rule 424(b)(4)
Registration No. 333-167791

Camelot Information Systems Inc.

13,333,334 American Depositary Shares

Representing 53,333,336 Ordinary Shares

This is our initial public offering. We are offering 9,166,667 American depositary shares, or ADSs, each representing four (4) of our ordinary shares, with no par value. Certain of our shareholders identified in this prospectus, which includes entities affiliated with our directors and other affiliated entities, are offering an additional 4,166,667 ADSs. The initial public offering price is US$11.00 per ADS. The ADSs may be evidenced by American Depositary Receipts, or ADRs. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. We have received approval to have our ADSs listed on the New York Stock Exchange, or the NYSE, under the symbol ‘‘CIS.”

See “Risk Factors” beginning on page 9 to read about risks you should consider before buying our ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS		Total

Public offering price	US$	11.00	US$	146,666,674
Underwriting discount	US$	0.77	US$	10,266,667
Proceeds, before expenses, to us	US$	10.23	US$	93,775,004
Proceeds, before expenses, to the selling shareholders	US$	10.23	US$	42,625,003

To the extent that the underwriters sell more than 13,333,334 ADSs, the underwriters have an option to purchase up to an aggregate of 2,000,000 additional ADSs from the selling shareholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs to the purchasers on or about July 26, 2010.

Goldman Sachs (Asia) L.L.C.	Barclays Capital

William Blair & Company	Cowen and Company	Oppenheimer & Co.

Prospectus dated July 20, 2010.

柯 萊 特

camelot

Dalian
Beijing
Kunshan
Tokyo
Nanjing
Shanghai
Jiaxing
Zhuhai
Taipei

www.camelotchina.com

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and are seeking offers to buy, the ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.

Until August 14, 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 9 and the audited consolidated financial statements and the accompanying notes to these financial statements beginning on page F-1 before making an investment decision.

Our Company

We are a leading domestic provider of enterprise application services and financial industry IT services in China, and we focus on enterprises operating in the Chinese market. According to IDC, a leading independent research firm, we are the largest domestic provider of SAP-based Enterprise Resource Planning services, or the ERP services in China as measured by 2009 revenue. Our flexible delivery model also allows us to provide IT services to other areas of the Asia-Pacific region, including Taiwan and Japan, which we believe further distinguishes us from our competitors.

We focus on providing services at the higher end of the IT value chain. Our primary service lines are:

•	enterprise application services, or EAS, which primarily consist of (i) packaged software services for leading ERP software packages, and (ii) software development and maintenance services; and

•	financial industry IT services, or FIS, which primarily consist of software solutions, system support and maintenance, as well as IT consulting services for the financial industry.

We provide services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education. We provide our services to enterprise customers directly as well as indirectly through international IT service providers such as IBM, Accenture and HP. We have enjoyed strong business relationships with IBM and Accenture since 2000 and with HP since 2002. As part of our long-term collaboration with IBM, we have entered into a number of strategic initiatives, including the joint development of a service delivery center focused on enterprise application software and services. After working with us for a number of years, IBM became one of our shareholders in December 2007. Our other major customers include industry leading companies such as Hitachi, NRI, Sinopec (through PCITC) and Lenovo. We have been granted a number of awards, including the Best Business Model Innovation Enterprise Award in China’s Software Industry and Outstanding Solution in Financial Information Development of China’s Software Industry, both jointly awarded by the Chinese Software Industry Association and China Information World in June 2008.

We deliver a majority of our services to our customers on-site through our professionals based in Beijing, Shanghai, Dalian, Zhuhai, Nanjing, Taipei and Tokyo, as well as through our professionals based in Kunshan and Jiaxing which primarily support our Shanghai operations. In addition, we manage a number of dedicated delivery teams to service our Japan-based customers from our facility in Dalian. As of March 31, 2010, we had 2,474 IT professionals. The scale of our operations enhances our ability to execute multiple large and specialized projects, and facilitates our monitoring and management of additional projects. In addition, we maintain a proprietary database of more than 9,000 qualified IT professionals, which provides us with a highly scalable delivery capacity to address our customers’ needs and to maintain high productivity. We were named one of China’s Top Employers in 2007 by Corporate Research Foundation, an independent research firm.

Since the establishment of our company, we have grown significantly through organic growth. Since 2006, we have also made a number of strategic acquisitions that expanded our presence in China and the Asia-Pacific region. In 2007, 2008 and 2009, our net revenues totaled US$51.4 million, US$90.8 million and US$118.0 million, respectively, representing a compound annual growth rate, or CAGR, of 51.5%. During the same periods, our net income attributable to Camelot Information Systems Inc. totaled US$7.3 million, US$9.3 million and US$13.0 million, respectively, representing a CAGR of

33.2%. For the three months ended March 31, 2010, our net revenues and net income attributable to Camelot Information Systems Inc. totaled US$35.3 million and US$1.0 million, respectively. Excluding share-based compensation, acquisition-related intangible amortization, gain from extinguishment of liability, postponed initial public offering costs, and changes in fair value of contingent consideration, our non-GAAP net income attributable to Camelot Information Systems Inc. for 2007, 2008 and 2009 would have been US$8.8 million, US$11.6 million and US$18.4 million, respectively, representing a CAGR of 45.0%. For the three months ended March 31, 2010, our non-GAAP net income attributable to Camelot Information Systems Inc. would have been US$3.4 million. For a reconciliation of our non-GAAP net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc., see footnote (3) on page 7 of this prospectus.

Our Industry

According to IDC, China’s IT services industry reached $10.7 billion in 2009 and is projected to reach $18.2 billion in 2013, growing at a CAGR of 13.8% from 2008 to 2013. The enterprise applications market in China was US$3.7 billion in 2009 and is expected to reach US$6.3 billion in 2013, with a CAGR of 13.3% from 2008 to 2013. In addition, IDC projects China’s total spending on banking IT solutions was approximately US$1.0 billion in 2009 and is expected to increase to US$2.0 billion in 2013, representing a CAGR of 18.5% from 2008 to 2013. There are a number of key factors contributing to the growth of China’s IT services industry, including China’s sizeable and growing domestic market, favorable government support, strong demand for greater operational efficiency and data transparency, as well as technology advancement to compete more effectively.

We believe that we are well-positioned to capitalize on the growth trends in the IT services industry in China.

Our Competitive Strengths

We believe the following strengths distinguish us from our competitors and enable us to capitalize on the projected growth in China’s IT services and solutions industry:

•	leadership in China’s fast-growing enterprise applications market, including in the high-end SAP-based ERP segment, with a recognized brand name;

•	strong position in mission critical software solutions in China’s fast-growing financial IT industry;

•	scalable delivery capacity with a large pool of qualified professionals;

•	established relationships with leading international IT service providers and enterprise customers;

•	track record of rapid and profitable expansion;

•	disciplined acquisitions of strategic businesses; and

•	management team with complementary blend of extensive international experience and local market intelligence.

Our Business Strategy

Our goal is to become the market leader in each of the IT services and solutions markets in China that we address. To that end, we intend to continue to:

•	broaden service offering;

•	expand delivery channels;

•	capitalize on cross-selling opportunities;

•	attract, retain and motivate qualified employees;

•	pursue strategic acquisitions that complement our growth strategy; and

•	enhance and streamline solution development.

Our Challenges

The primary challenges we face include:

•	our ability to attract, train and retain a large and cost-effective pool of qualified professionals;

•	our ability to compete effectively in the highly competitive markets for IT services;

•	the continuing increase in wages for IT professionals in China; and

•	our dependence on a small number of customers.

In addition, we face a number of other risks and uncertainties that may materially and adversely affect our business, financial condition, results of operations and prospects. See “Risk Factors.”

Corporate Information

Our holding company, Camelot BVI, was incorporated in the British Virgin Islands in November 2000, and subsequently established a number of operating subsidiaries in China. We conduct a significant majority of our business through our operating subsidiaries in China.

Our principal executive offices are located at Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, 100120, The People’s Republic of China. Our telephone number at this address is (86-10) 5810-0888 and our fax number is (86-10) 5810-0900.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.camelotchina.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

The Offering

The following information assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs in the offering, unless otherwise indicated.

ADSs offered by us	9,166,667 ADSs, representing 36,666,668 ordinary shares.

ADSs offered by the selling shareholders	4,166,667 ADSs, representing 16,666,668 ordinary shares.

ADSs outstanding immediately after this offering	13,333,334 ADSs (or 15,333,334 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately after this offering	175,314,008 ordinary shares.

Over-allotment option	Certain selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 2,000,000 additional ADSs at the initial public offering price after deducting underwriting discounts and commissions, solely for the purpose of covering over-allotments.

The ADSs	Each ADS represents four (4) ordinary shares, with no par value, that will be held on deposit with the custodian for Citibank, N.A., as depositary. As an ADS holder, you will not be treated as one of our shareholders. You will have rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the ordinary shares underlying your ADSs. You must pay a fee for each issuance or cancellation of an ADS, distribution of securities by the depositary or any other depositary service in accordance with the terms set forth in the deposit agreement. For more information about our ADSs, see “Description of American Depositary Shares” in this prospectus and the deposit agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part.

Use of proceeds	Our net proceeds from this offering are expected to be approximately US$89.8 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We intend to use our net proceeds from this offering for working capital and general corporate purposes as well as funding possible future strategic acquisitions.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” in this prospectus beginning on page 9 and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Listing	We have received approval to have our ADSs listed on the NYSE under the symbol “CIS.” Our ordinary shares will not be listed on any exchange or quoted for trading on any automated quotation system or any over-the-counter trading system.

Dividend policy	We currently intend to retain all of our earnings to finance the development and expansion of our business, and therefore do not intend to declare or pay any cash dividends in the foreseeable future.

Depositary	Citibank, N.A.

Lock-up	We, the selling shareholders, our directors and executive officers and certain other holders of our shares and options have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

Payment and settlement	We expect our ADSs to be delivered against payment on or about July 26, 2010.

Summary Consolidated Financial Data

The following summary consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009, and the consolidated balance sheet data as of December 31, 2008 and 2009, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2007 have been derived from our audited financial statements, which are not included in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2009 and 2010 and the summary consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments that we consider necessary to fairly present our financial position and results of operations for the periods presented. You should read the summary consolidated financial data in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period. In addition, our unaudited results as of and for the three months ended March 31, 2010 may not be indicative of our results of operations as of and for the full year ending December 31, 2010.

	For the Year Ended
	December 31,			For the Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(U.S. dollars in thousands, except share and per share data)

Consolidated statement of operations data:
Net revenues	51,380	90,772	118,003	20,522	35,312
Cost of revenues(1)(2)	(35,620)	(64,187)	(81,976)	(14,745)	(26,540)

Gross profit	15,760	26,585	36,027	5,777	8,772

Selling and marketing expenses(1)(2)	(1,796)	(3,818)	(6,199)	(1,100)	(2,370)
General and administrative expenses(1)	(5,700)	(11,613)	(12,627)	(3,299)	(4,255)
Research and development costs	—	(1,705)	(1,496)	(635)	(426)
Postponed initial public offering cost	—	(2,457)	—	—	—
Changes in fair value of contingent consideration for acquisitions of Agree and Tansun	—	—	(549)	—	(306)

Total operating expenses	(7,496)	(19,593)	(20,871)	(5,034)	(7,357)
Government subsidies	27	—	56	—	—

Income from operations	8,291	6,992	15,212	743	1,415
Interest expense	(6)	(310)	(96)	(14)	(123)
Interest income	396	244	118	16	44
Dividend income from short-term investment	—	11	—	—	—
Gain/(loss) on short-term investment	—	(115)	44	—	—
Gain from extinguishment of liability	—	3,926	—	—	—

Income before provisions for income taxes	8,681	10,748	15,278	745	1,336
Provisions for income taxes	(1,374)	(1,400)	(2,241)	(110)	(289)
Equity in earnings of an affiliate, net of income taxes	6	—	—	—	—

Net income	7,313	9,348	13,037	635	1,047
Less: Net (loss)/income attributable to noncontrolling interest	—	(66)	(71)	2	(14)

Net income attributable to Camelot Information Systems Inc.(3)	7,313	9,282	12,966	637	1,033

Net income per share attributable to shareholders of Camelot Information Systems Inc.(4)
Basic-ordinary shares	0.06	0.07	0.10	0.00	0.01
Basic-Series A convertible preferred shares	0.06	0.07	0.10	0.00	0.01
Basic-Series B convertible preferred shares	0.06	0.07	0.10	0.00	0.01
Diluted-ordinary shares	0.06	0.07	0.10	0.00	0.01

Weighted average shares used in calculating net income per share(4):
Basic-ordinary shares	73,691,478	77,394,257	82,035,859	79,574,814	90,572,994
Basic-Series A convertible preferred shares	39,652,097	44,055,018	44,055,018	44,055,018	44,055,018
Basic-Series B convertible preferred shares	55,059	4,019,328	4,019,328	4,019,328	4,019,328
Diluted-ordinary shares	114,516,885	127,587,315	133,017,168	130,096,588	146,306,290

(1)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year Ended			For the Three Months Ended
	December 31,			March 31,
	2007	2008	2009	2009	2010
	(U.S. dollars in thousands)

Cost of revenues	89	130	147	33	40
Selling and marketing expenses	55	94	158	25	50
General and administrative expenses	355	852	938	242	321

Total share-based compensation expenses	499	1,076	1,243	300	411

(2)	Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated:

	For the Year Ended			For the Three Months Ended
	December 31,			March 31,
	2007	2008	2009	2009	2010
	(U.S. dollars in thousands)

Cost of revenues	8	360	440	22	521
Selling and marketing expenses	946	2,372	3,224	566	1,161

Total	954	2,732	3,664	588	1,682

(3)	To supplement the net income attributable to Camelot Information Systems Inc. presented in accordance with U.S. GAAP, we use the non-GAAP financial measure of net income attributable to Camelot Information Systems Inc., which is adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, gain from extinguishment of liability, postponed initial public offering costs, and changes in fair value of contingent consideration. The non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of the non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table sets forth the reconciliation of our non-GAAP net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

				For the Three Months Ended
	For the Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
	(U.S. dollars in thousands)

Net income attributable to Camelot Information Systems Inc. (U.S. GAAP)	7,313	9,282	12,966	637	1,033
Share-based compensation	499	1,076	1,243	300	411
Acquisition-related intangible amortization	954	2,732	3,664	588	1,682
Gain from extinguishment of liability	—	(3,926)	—	—	—
Postponed initial public offering costs	—	2,457	—	—	—
Changes in fair value of contingent consideration	—	—	549	—	306

Total non-GAAP adjustments	1,453	2,339	5,456	888	2,399

Net income attributable to Camelot Information Systems Inc. (non-GAAP)	8,766	11,621	18,422	1,525	3,432

(4)	Share and per share information presented in this prospectus has been adjusted to reflect all splits of our ordinary shares, including the 4-for-1 stock split effected May 2010. See Note 22 “Subsequent Events” to the Consolidated Financial Statements for the year ended December 31, 2009.

	As of December 31,			As of March 31, 2010
					Pro Forma
	2007	2008	2009	Actual	as Adjusted(1)
	(U.S. dollars in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	18,851	22,916	33,820	18,611	108,413
Total assets	72,352	118,905	191,267	182,795	272,597
Total liabilities	12,162	32,412	75,310	65,289	65,289
Total equity	60,190	86,493	115,957	117,506	207,308

Total liabilities and equity	72,352	118,905	191,267	182,795	272,597

(1)	Our consolidated balance sheet data as of March 31, 2010 is adjusted to give effect to (a) the issuance of an aggregate of 7,932,000 ordinary shares in May 2010 (these shares were reflected as shares to be issued in equity as of March 31, 2010, and consist of 1,800,000 ordinary shares in connection with the debt extinguishment with Red River Valley, 3,932,000 ordinary shares in connection with the acquisition of Tansun, and 2,200,000 ordinary shares as a settlement of the contingent consideration of US$3.2 million in connection with the acquisition of Yinfeng); (b) the automatic conversion of all our preferred shares into ordinary shares using a conversion ratio of one for one immediately prior to the closing of this offering, and the issuance; and (c) sale of ADSs by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before you decide to buy our ADSs. Any of the following risks could materially and adversely affect our business, prospects, financial condition and results of operations. In any such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We may be unable to attract and retain skilled professionals in the competitive job market for IT professionals.

Our business involves the delivery of professional services and is highly labor-intensive. Our ability to execute current and future projects and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled personnel, particularly project managers, independent consultants, project leaders and domain experts. We believe that there is significant demand for those personnel. The loss of a significant number of our professionals or the inability to attract, hire, develop, train and retain additional skilled personnel may materially and adversely affect our ability to manage, staff and successfully complete our existing projects and obtain new projects. Increasing competition for these individuals may also significantly increase our labor costs, which may materially and adversely affect our profit margins and results of operations.

The markets for IT services in China are highly competitive, and we may not be able to compete effectively.

The markets for IT services in China are highly competitive and we expect competition to intensify in the future. The profiles and identities of our competitors may vary among our service lines and customers. In our enterprise application services business, we primarily compete with Chinese IT services firms, and our competitors include Neusoft Corporation and Hand Enterprise Solutions Co., Ltd. Competitors in our financial industry IT services business include Longtop Financial Technologies Limited and Digital China Holdings Limited. In addition, we may also compete with foreign IT service providers, including firms based in India, such as Tata Consultancy Services and Infosys Technologies Ltd., as well as domestic offshore IT services providers such as VanceInfo Technologies Inc. Some of the firms with which we compete in these markets have significantly greater financial resources and more established market positions than us. Furthermore, many of our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market shares and service offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Our ability to compete may be further limited by the non-compete provisions in the agreements with some of our customers. If we are unable to compete successfully with our existing or new competitors, our financial results may be materially and adversely affected.

Wages for IT professionals in China have increased in recent years and may continue to increase at a higher rate in the future, making us potentially less competitive and less profitable.

Historically, wages for comparably skilled technical personnel in the Chinese IT services industry were lower than in developed countries, such as in Japan, the U.S. or Europe. In recent years, wages in the China IT services industry have increased and may continue to increase in the future. In order to attract and retain skilled personnel, we may need to continue to increase the wages of our work force. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for a specific employer are entitled to a paid vacation ranging from 5 to 15 days, depending on length of service. Furthermore, employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day. This mandated paid-

vacation regulation, coupled with the trend of increasing wages, may result in increased wages for our services, making us potentially less competitive, and may increase our cost of revenues and operating expenses, resulting in lower profit margins.

We depend on a small number of customers to derive a significant portion of our revenues and this dependence is likely to continue.

We derive a significant portion of our revenue from a limited number of customers. In 2007, 2008 and 2009 and for the three months ended March 31, 2010, net revenues from our largest customer accounted for 34.5%, 31.6%, 31.6% and 36.9%, respectively, of our net revenues, and net revenues from our largest five customers accounted for 60.6%, 48.4%, 49.0% and 54.0%, respectively, of our net revenues. We experience a relatively high customer base concentration in each of our two service lines. If we lose any one of our major customers or any of these customers significantly reduces its volume of business with us, our net revenues and profitability would be substantially reduced. In addition, the volume of work we perform for specific customers may vary from year to year, particularly since we are generally not the exclusive service provider for our customers. Our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations. We expect revenues from these customers will continue to account for a significant portion of our revenues.

In addition, our success depends significantly on our ability to maintain strong relationships with international IT service providers. In 2007, 2008 and 2009 and for the three months ended March 31, 2010, we derived 41.6%, 38.9%, 38.8% and 40.1%, respectively, of our net revenues from providing our services through international IT service providers such as IBM, Accenture and HP, including a significant amount of net revenues from IBM. We expect to continue to depend on relationships with such international IT service providers for a significant portion of our net revenues in the foreseeable future. Our business prospects, financial condition or operating results could be materially and adversely affected if such IT service providers terminate their relationships or reduce volume of business with us, either because they choose to work with our competitors or because they choose to directly offer similar services that compete with our business. Further, our business prospects, financial condition or operating results could be materially and adversely affected if those service providers to whom we provide services are unsuccessful in obtaining new projects.

If our delivery center agreements with IBM are terminated or are not renewed for any reason, or if IBM purchases our delivery center, our relationship with IBM as well as our overall business, operating results and financial condition will be materially and adversely affected.

In addition to our then existing business with IBM, in March 2008, we entered into a technical services agreement and a master statement of work, or a master SOW, with IBM to establish a delivery center to deliver enterprise application services exclusively for IBM’s customers. Our net revenues derived from this delivery center totaled US$1.4 million in 2008, US$15.7 million in 2009 and US$7.3 million for the three months ended March 31, 2010, or 1.6%, 13.3% and 20.7% of our total net revenues, respectively. We expect this delivery center to continue to account for a material percentage of our total net revenues for the foreseeable future.

The technical services agreement contains a number of key commercial and legal provisions, including:

•	Termination. The initial term is three years and can be renewed by IBM for one or more years with substantially the same terms and conditions. The technical services agreement may be terminated at an earlier date upon the occurrence of certain events, including, among others, a change of control, liquidation or bankruptcy of our company, and a failure by us to meet certain service standards.

•	Purchase of our delivery center. After March 24, 2010 but prior to January 24, 2011 (or 60 days prior to the expiration of the initial term of the technical services agreement), IBM has the right to purchase our delivery center, which may be completed only after the expiration of the initial term on March 24, 2011. The purchase price generally will be determined based on the net book value of the delivery center. Such purchase may also be made by IBM if our technical services agreement were terminated by IBM for other reasons.

•	Non-compete undertaking. We have agreed not to compete with IBM, in the field of SAP consulting services, for any existing or future business opportunity from IBM’s existing customers that is either continual or relating to any services provided by us under the technical services agreement. However, such non-compete undertaking does not apply to our existing customers. Our non-compete undertaking is effective throughout the initial term of the technical services agreement, i.e. until March 24, 2011, and, should IBM purchase our delivery center as described above, for a period of 18 months after the completion of the purchase.

In light of the materiality of the delivery center to our relationships with IBM and our future operating results, we may face a number of risks and uncertainties to our business. For instance, there is no assurance that (i) our delivery center agreements will not be terminated or will be renewed after the initial term; and (ii) IBM will not exercise its right to purchase the delivery center. In particular, since the purchase price as stipulated in the technical services agreement is to be determined based on the net book value, we may not be adequately compensated for the value of our delivery center. In addition, there may be ambiguities in the interpretation of the scope of our non-compete undertaking, particularly in light of our potential overlapping customer base with IBM. As a result, we cannot assure you that we will not enter into a dispute with IBM relating to future customers and projects. The occurrence of any of the foregoing may materially and adversely affect our relationship with IBM, which has historically been our largest customer and strategic account, thereby materially and adversely affecting our overall business, results of operations and financial condition. In particular, should IBM purchase our delivery center, this may lead to a loss of a significant number of our IT professionals and a significant decrease of our business volume with IBM, which in turn will have a material adverse effect on our business development and the implementation of our strategies. See “— Risks Related to Our Business and Our Industry — We depend on a small number of customers to derive a significant portion of our revenues and this dependence is likely to continue.”

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high. As of December 31, 2007, 2008 and 2009 and March 31, 2010, our outstanding accounts receivable were US$31.2 million, US$44.9 million, US$68.2 million and US$76.0 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Our revenues are highly dependent on customers primarily located in the PRC and certain other regions in Asia-Pacific.

Prior to 2006, we derived all of our revenues from the PRC. However, as a result of a number of strategic acquisitions since 2006, we currently also derive a significant portion of our revenues from customers in Taiwan and Japan. In 2007, 2008 and 2009 and for the three months ended March 31, 2010, net revenues from China, Taiwan and Japan in aggregate totaled US$47.9 million, US$88.7 million, US$117.2 million and US$34.3 million, respectively, representing 93.2%, 97.7%,

99.3% and 97.2% of total net revenues, respectively. Accordingly, our revenues are highly dependent on the Greater China region and Japan, and in particular, on the continued technology spending of our existing and prospective customers in these regions. The growth in technology spending generally decreases in a challenging economic environment. Adverse economic conditions in the regions may cause some customers to reduce or defer their expenditures for IT services. Therefore, a decline in the level of economic activity in the Greater China region and Japan could materially and adversely affect our net revenues and profit margins.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global economy could materially and adversely affect our revenues and results of operations.

Recent global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies continuing into 2010. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence globally and contributed to volatility of unprecedented levels.

The Chinese economy also faces challenges as a result of the current global economic crisis. The stimulus plans and other measures implemented by the Chinese government may not work effectively or quickly enough to avert a severe downturn in economic activity. Continued turbulence in the international markets and prolonged declines in consumer spending, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

Our business and growth may be severely disrupted if we lose the services of our senior management and key technical personnel or if such persons compete against us and our non-compete agreements cannot be enforced.

Our future success is significantly dependent upon the continued service of our senior management and key technical personnel. In particular, we rely heavily on the founders of our company, Mr. Yiming Ma and Ms. Heidi Chou, to continue to manage our business, operations and sales and marketing activities as well as to maintain personal and direct relationships with our major customers. The loss of Mr. Yiming Ma, Ms. Heidi Chou or any other members of our senior management or key technical personnel may materially and adversely affect our business and operations. For instance, it could jeopardize our relationships with customers and result in the loss of customer engagements. If we lose the service of any senior management member or key technical personnel, we may not be able to locate and obtain the service of qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. In addition, if any of our senior management or key technical personnel joins a competitor or forms a competing company, we may lose customers, know-how, key technical professionals and employees. Each of our senior management members and key technical personnel has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between any of our senior management members or key technical personnel and us, we cannot assure you that we will be able to successfully enforce these provisions.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business by our customers is not as rapid as in the past.

The markets for IT services are characterized by rapid technological changes, evolving industry standards, changing customer preferences and frequent new product and service introductions. Our success will depend, in part, on our ability to develop and implement technology services and solutions and anticipate and keep pace with rapid and continuing changes in technology, industry standards and customer preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our service or solution offerings may not be successful in the marketplace. For example, if SAP-based ERP systems become obsolete or less accepted among end users, the demand for our services could be materially and adversely affected. In addition, services, solutions and technologies developed by our competitors may make our service or solution offerings uncompetitive, obsolete or force us to reduce prices, thereby adversely affecting our profit margins. Any one of these circumstances could materially and adversely affect our ability to obtain and successfully complete customer engagements.

Our growth prospects may be adversely affected if the market for our services and the industries that we service fail to grow as expected.

Our operations are conducted in two service lines. Our enterprise application services business primarily focuses on SAP-based ERP services. SAP competes with international players such as Oracle Corporation, or Oracle, and local players such as UFIDA Software Co., Ltd. and Kingdee International in China. If SAP fails to compete effectively against these companies in China, or if the demand for ERP services in China experiences lower than expected growth, if at all, our business and growth prospects may be materially and adversely affected. Our financial industry IT services business primarily services banks and insurance companies in China and Taiwan, where the financial services industry is extensively regulated. Accordingly, any significant regulatory changes in the industry may affect demand for our services. In addition, any adverse development in the financial services IT industry in China and Taiwan, whether due to a downturn in the economy or otherwise, may lead to reduced procurement budget of our financial institution customers, which may in turn lead to lower demand for our services, thereby adversely affecting our business and growth prospects.

Our quarterly results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors, many of which are beyond our control.

Our quarterly results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors, including:

•	seasonal changes that affect purchasing patterns among our customers;

•	the size, complexity, timing, pricing terms and profitability of significant projects;

•	currency exchange fluctuations;

•	changes in our pricing policies or those of our competitors; and

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees.

Many of these factors are beyond our control. If our net revenues or net income in a quarter fall below the expectations of securities analysts or investors, the market price of our ADSs could fall significantly. In particular, our first quarter sales and results of operations are usually lower than other quarters due to the general slowdown in business activities in China during the Chinese New Year period. Unanticipated variations in the number and timing of our projects or employee utilization may cause significant variations in operating results in any particular quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. In addition, the timing of invoicing and collection on our accounts receivable is affected by the budget cycles of our large enterprise customers in China.

Most of our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Our customers generally retain us on an engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenue is generated from repeat business, which we define as revenue from a customer who also contributed to our revenue during the prior year, our engagements with our customers are typically for projects that are singular in nature. Therefore, we must seek to obtain new engagements when our current engagements are successfully completed or are terminated as well as maintain relationships with existing customers and secure new customers to expand our business. In addition, in order to expand our business, we may need to continue to expand our sales and marketing group, which would increase our expenses but may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations may be materially and adversely affected.

Many contracts with our customers generally can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenue and profitability.

We often provide services to end customers through international IT service providers. In these cases, our contracts are signed with these service providers rather than with our end customers. A number of our contracts with international IT service providers can be terminated with or without cause, without any notice and without termination-related penalties. However, historically, we have not experienced any terminations of any significant contracts. In addition, such contracts can be terminated immediately upon the termination of the international IT service providers’ contracts with the end customers under circumstances beyond our control. As a result, our revenue-generating engagements with many customers are not predictable and a high level of net revenues in one period is not necessarily predictive of continued high levels of net revenues in future periods. Our business depends on the decisions and actions of our customers, and a number of factors relating to our customers beyond our control might result in the termination of a project or the loss of a customer, including:

•	financial difficulties;

•	a change in strategic priorities, resulting in a reduced level of IT spending; and

•	a change in outsourcing strategy by moving more work to in-house IT departments or to our competitors.

We are subject to certain risks relating to our fixed-price contracts.

A significant portion of our customer contracts are on a fixed-price basis. As a result, we are subject to risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, and we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a future project, or future rates of wage inflation, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

In addition, a number of our fixed-price contracts contain pricing terms that condition a portion of the payment of fees by the customer on our ability to meet defined performance goals, service levels and completion schedules set forth in the contracts. Our failure to meet these goals or customer expectations in such contracts may result in less profitable or unprofitable engagements.

We may be liable to our customers for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

We often have access to, and are required to collect and store, sensitive or confidential customer information. Many of our customer agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive or confidential customer information, we could be subject to significant liability from our customers or from our customers’ customers for breaching contractual confidentiality provisions or privacy laws. The protection of the intellectual property rights and other confidential information of our customers is particularly important for us since our operation is mainly based in China. China, as well as Chinese companies, has not traditionally enforced intellectual property protection to the same extent as more developed countries such as the United States. Despite measures we take to protect the intellectual property and other confidential information of our customers, unauthorized parties, including our employees and sub-contractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our customers or otherwise breach our customers’ confidences. Unauthorized disclosure of sensitive or confidential customer information or a violation of intellectual property rights may subject us to liabilities, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, damage our reputation and cause us to lose customers.

Many of our contracts involve projects that are critical to the operations of our customers’ businesses, and provide benefits to our customers that may be difficult to quantify. Any failure in a customer’s system or any breach of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a customer, or poor execution of such services, could result in a customer terminating our engagement and seeking damages from us.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We do not have insurance coverage against potential losses or claims with respect to the IT services we provide. We do not maintain general liability insurance coverage, such as coverage for errors or omissions. While we believe that our practice is in line with the general practice in the IT services industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations.

We may face intellectual property infringement or indemnity claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

It is critical that we use and develop our technology and services without infringing upon the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement or indemnity claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease to make, license or use products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our services until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. In addition, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. Parties making infringement or indemnity claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property. Any intellectual property litigation could materially and adversely affect our business, results of operations or financial condition.

Our financial results could suffer if we are unable to achieve or maintain the productivity and utilization of our professionals.

Our profitability depends to a large extent on the productivity and utilization of our professionals. Productivity and utilization of our professionals are affected by a number of factors, including, among other things, the number and size of customer engagements, the timing of the commencement, completion and termination of engagements, our ability to transition our professionals efficiently from completed engagements to new engagements, the hiring of additional professionals, unanticipated changes in the scope of customer engagements, our ability to forecast demand for our services and thereby maintain an appropriate number of professionals, billing rates for our professionals and conditions affecting the industries in which we practice as well as general economic conditions. Any of the factors above may result in low productivity and utilization of our employees and materially and adversely affect our results of operations and employee morale.

If we are unable to achieve and maintain adequate overall productivity and utilization of our professionals, our financial results could materially suffer.

Any inability to manage our growth could disrupt our business, undermine our competitive position and reduce our profitability.

We have grown significantly in recent years as a result of the expansion of our service offerings and the undertaking of major acquisitions both within China and elsewhere. The total number of our IT professionals increased from 1,346 as of December 31, 2007 to 2,474 as of March 31, 2010. We expect our growth to place significant strain on our management and other resources. Specifically, we will need to continue to develop and improve our operational, financial and other internal controls, both in China and elsewhere. Continued growth imposes challenges on us in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	maintaining high levels of customer satisfaction.

We cannot assure you that we will be successful in managing such risks and our failure to do so may disrupt our business, undermine our competitive position and reduce our profitability.

We are subject to financial and business risks on completed or future acquisitions.

Since 2006, we have completed a number of strategic acquisitions to complement our business. We are subject to a number of special financial and business risks in connection with our acquisition efforts, including among others, diversion of our management’s time, attention, and resources, decreased utilization during the integration process, loss of key acquired personnel, difficulties in integrating diverse corporate cultures, increased costs to improve or coordinate managerial, operational, financial, and administrative systems including dilutive issuances of equity securities, including convertible securities, assumption of legal liabilities, potential write-offs related to the impairment of goodwill, and additional conflicts of interest. In addition, we may be unable to manage an acquired entity profitably or successfully integrate its operations with our own. Any of these factors may adversely affect the growth of our business and results of operations.

In addition, although we conduct due diligence in connection with our acquisitions, we may not be aware of all the risks associated with the acquired businesses. Any discovery of adverse information concerning the acquired businesses since the completion of the acquisitions could materially and adversely affect our business, financial condition and results of operations. While we are entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time-consuming or may not be successful at all. In addition, these acquired businesses may have significant lower gross margins than our existing business, which may apply downward pressure on our overall gross margin in the future.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products or services in which the acquired companies specialize, and the loss of key customers and personnel. If we are unable to realize the benefits envisioned for such acquisitions, our overall profitability and growth plans may be adversely affected.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.

Historically, we have expanded our business and acquired additional customers through strategic acquisitions. We intend to continue to selectively acquire high-quality IT services companies to support our future growth. However, we may not be able to identify suitable future acquisition candidates. Even if we identify suitable candidates, we may be unable to complete an acquisition on terms commercially acceptable to us. Moreover, competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. If we fail to identify appropriate candidates or complete desired acquisitions, we may not be able to implement our growth strategies effectively or efficiently. In addition, the expenses we incur in evaluating and pursuing acquisitions could have a material adverse effect on our results of operations. Any of these factors may materially and adversely affect the growth of our business and results of operations.

As a result of our significant growth and acquisitions in recent years, evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.

Our business has grown and evolved significantly in recent years, both through organic growth and our strategic acquisitions. In light of the significance of our recent acquisitions, a period-to-period comparison of our historical operating results may not be meaningful. In addition, we may not be able to achieve a similar growth rate in future periods because of the continuing evolution of our business model. Therefore, you should not rely on our past results or historical rate of growth as an indication of our future performance.

Any significant failure in our information technology systems could subject us to contractual liabilities to our customers, harm our reputation and adversely affect our results of operations.

Our business and operations are highly dependent on the ability of our information technology systems to timely process various transactions across different markets and solutions. The proper functioning of our financial control, accounting, customer service and other data processing systems, together with the communication systems between our various subsidiaries and delivery centers is critical to our business and our competitiveness. Our business activities may be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. We may be liable to our customers for breach of contract for interruptions in service. Due to the numerous variables surrounding system disruptions, the extent or amount of any potential liability cannot be predicted. Moreover, actual or perceived concerns that our systems may be vulnerable to disruptions or unauthorized entry may deter customers from using our services.

Fluctuation in the value of the Renminbi may materially and adversely affect on our business.

A significant portion of our revenues and assets and liabilities are denominated in currencies other than the Renminbi such as Japanese Yen, the New Taiwan dollar, and the U.S. dollar. The value of the Renminbi against the U.S. dollar, Japanese Yen and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the Renminbi against the U.S. dollar, an approximately 0.4% depreciation against Japanese Yen and an approximately 16.7% appreciation against the New Taiwan dollar, from July 21, 2005 to March 31, 2010. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against these currencies. In June 2010, officials at the People’s Bank of China, which is China’s central bank, made statements suggesting willingness of the PRC government to allow increasing flexibility in the band within which the Renminbi is permitted to fluctuate. We expect that a significant portion of our revenues will continue to be generated in currencies other than the Renminbi, including Japanese Yen, the New Taiwan dollar, and the U.S. dollar, for the foreseeable future and that a substantial majority of our expenses, including personnel costs, as well as operating expenditures, will continue to be denominated in Renminbi. Consequently, the results of our operations may be adversely affected as Renminbi appreciates against the U.S. dollar and other foreign currencies. In addition, any significant revaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, an appreciation in the value of the Renminbi against foreign currencies could make our services more expensive for our international customers as well as reduce the competitiveness of our PRC customers in the international market, thus potentially leading to a reduction in our net revenue and profitability.

As very limited types of hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations, we have not entered into any such hedging transactions. Accordingly, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. See “— Risks Related to Doing Business in China — PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

We face risks and uncertainties relating to our international operations.

Outside of the PRC, we have operations in a number of overseas locations such as Taiwan and Japan. We expect our net revenues derived from international markets to continue to account for a significant portion of our revenues in the future. Our international operations carry additional financial and business risks, including greater difficulties in managing and staffing foreign operations, cultural differences that may result in lower utilization, currency fluctuations that could adversely affect our financial position and operating results, unexpected changes in regulatory requirements, greater difficulties in collecting accounts receivable, longer sales cycles, restrictions on the repatriation of earnings, difficulties in enforcing judgments across multiple jurisdictions, and potentially adverse tax consequences, such as trapped foreign losses. If our revenues derived from international operations increase relative to our total net revenues, these factors could have a more pronounced effect on our results of operations.

Our corporate actions are substantially influenced by our principal shareholders, who can cause us to take actions in ways with which you may not agree.

Currently, our largest shareholders include our founders, Mr. Yiming Ma and Ms. Heidi Chou. Immediately upon completion of this offering, Mr. Yiming Ma and Ms. Heidi Chou will own approximately 12.6% and 12.3%, respectively, of our outstanding ordinary shares and voting power. Mr. Yiming Ma and Ms. Heidi Chou are husband and wife. Mr. Yiming Ma and Ms. Heidi Chou acting individually or as a group could exert substantial influence over matters such as electing directors and approving acquisitions, mergers or other business combination transactions. Any concentration of ownership and voting power, including the concentration of ownership and voting power resulted from the relationship between Mr. Yiming Ma and Ms. Heidi Chou, may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

In addition, among our largest shareholders are the CVCI Funds. These two private equity investment funds focus on investing in emerging markets, and may acquire interests in businesses that directly or indirectly compete with certain portions of our business. In addition, CVCI Funds may pursue certain acquisition opportunities that may be complementary to our business and, as a result, such acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we grant employee stock options and other share-based compensation in the future, our net income could be materially and adversely affected.

Share-based compensation is important to attract and retain key personnel. Under our 2006 Plan, we have a significant number of options to purchase ordinary shares outstanding as well as a significant number of option shares reserved for future issuance. We may adopt other equity incentive plans in the future. Issuances of options under such plans have in the past led to, and we expect in the future will continue to lead to, incurrence of share-based compensation expenses. We account for compensation costs for all stock options, including stock options granted to our directors and employees, using the fair value method and recognize the expense in our consolidated statement of operations in accordance with the accounting guidance of share-based payment under U.S. GAAP, which may materially and adversely affect our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our current and future equity incentive plans.

In the course of preparing our consolidated financial statements, certain material weaknesses, a significant deficiency and other control deficiencies in our internal control over financial reporting were identified. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of preparing our consolidated financial statements, we and our independent registered public accounting firm identified certain material weaknesses and a significant deficiency, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU 325, over financial reporting as of December 31, 2009. As defined in AU 325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company’s financial reporting.

The material weaknesses identified primarily related to: (i) lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP accessible to accounting personnel to ensure that accounting policies and procedures are followed; and (ii) lack of dedicated resources to take responsibility for finance and accounting functions and the preparation of financial statements in compliance with U.S. GAAP. The significant deficiency identified was a lack of a qualified internal tax team that can address our income tax accounting and compliance matters from a U.S. GAAP perspective.

Following the identification of these material weaknesses, the significant deficiency and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these weaknesses and deficiencies. However, the implementation of these measures may not fully address these material weaknesses and the significant control deficiency in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses and the significant control deficiency or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and significant deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the certain material weaknesses and a significant deficiency that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financing reporting, additional significant deficiencies and material weaknesses may have been identified.

Upon completion of this offering, we will become a public company in the United States that is subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31,

2011. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirements that a majority of an issuer’s directors consist of independent directors. This may afford less protection to our holders of ordinary shares and ADSs.

Section 303A of the Corporate Governance Rules of the NYSE requires listed companies to have, among other things, a majority of its board members be independent and a nominating and corporate governance committee consisting solely of independent directors. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. We may rely on the foreign private issuer exemption and a majority of our board of directors may not consist of independent directors, where it is a possibility that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.

We may be subject to significant fines, penalties and/or prosecution because our Hong Kong operations are not compliant with certain local registration and/or licensing requirements as well as other Hong Kong laws and regulations.

We acquired our Hong Kong operations in 2006 through Camelot BVI and Triumph, which are companies limited by shares incorporated in the British Virgin Islands and which became the two partners of our Hong Kong operations. Under applicable Hong Kong law, Camelot BVI and Triumph are deemed to have established a place of business and carried on a business in Hong Kong since their acquisitions of our Hong Kong operations. Therefore, both were required to obtain business registration certificates from the Business Registration Office of the Hong Kong government and to be registered with the Companies Registry of the Hong Kong government within one month of their acquisitions of our Hong Kong operations. However, neither Camelot BVI nor Triumph obtained such certificates nor did they undertake such registration. Accordingly, our Hong Kong operations and, in turn, Camelot BVI and Triumph have continued to be not in compliance with the registration and/or licensing requirements in Hong Kong. As a result of such non-compliance, each of Camelot BVI and Triumph, as well as the officers or agents of each of Camelot BVI and Triumph who authorized such non-compliance, face a maximum one-time fine of HK$53,000 (US$6,800) and a daily fine of HK$700 (US$90.3) for each day of non-compliance, or an aggregate total of approximately US$250,000 up to June 30, 2010. As at the date of this prospectus, there has been no prosecution initiated by the relevant authorities. We are unable to reasonably estimate the actual amount that we may have to pay if the authorities were to become aware of the non-compliance and were to commence proceedings.

In addition, as an employer, our Hong Kong operations are required to comply with legal obligations with regard to mandatory provident funds and compensation insurance for its employees under the Mandatory Provident Fund Schemes Ordinance (Cap. 485), or MPFSO, and under the Employees’ Compensation Ordinance (Cap. 282), or ECO, of the Hong Kong laws respectively. Our Hong Kong operations were not compliant with certain provisions of the MPFSO for a duration of approximately 10 months between 2006 and 2007 by failing to ensure, in relation to one employee at the time that such employee becomes a member of a registered mandatory provident fund scheme and to make and deduct the respective employer and employee mandatory provident fund contributions in a total amount of HK$20,000 to the employee’s account of such scheme. Our Hong Kong operations were also not compliant with certain provisions of the ECO by failing to take out worker’s compensation insurance in relation to the said one employee.

As a result of the foregoing, our Hong Kong operations may be subject to fines, penalties and/or prosecutions under local laws and regulations. In recent enforcement cases under the MPFSO, defaulting employer(s) have been ordered to repay all unpaid contributions, and a surcharge or a penalty of the higher of HK$5,000 or 5% of the total unpaid amount. Our Hong Kong operations will make up these default contributions into the relevant employee’s mandatory provident fund scheme account and has been in compliance with its legal obligations under the MPFSO since October 2007. Furthermore, with respect to the failure to take out compensation insurance, any fines, penalties and/or prosecutions to which our Hong Kong operations may be subject, may include, but not be limited to, facing a maximum fine of HK$100,000 (US$13,000). To date, none of our Hong Kong operations’ employees have been injured whilst at work and our Hong Kong operations are now in full compliance with the ECO.

We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our operating subsidiaries only out of their respective retained earnings, if any, determined in accordance with PRC accounting standards and regulations. In addition, we have on occasion failed to make certain PRC government filings on a timely basis in connection with our acquisitions, which may also restrict the ability of these acquired entities to make dividend payments to our holding company.

Under PRC laws and regulations, our operating subsidiaries are required to set aside 10% of their respective after-tax profits each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of their respective registered capital. As a result of these PRC laws and regulations, our operating subsidiaries are restricted in their ability to transfer a portion of their respective net assets to us in the form of dividends. Limitations on the ability of our operating subsidiaries to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Payment of dividends by some of our operating subsidiaries to us may be subject to withholding tax. If our offshore holding company is regarded as a non-PRC resident enterprise, dividends paid to us by our PRC subsidiaries out of their profits earned after January 1, 2008 would be subject to a withholding tax at the rate of 10% under the PRC Enterprise Income Tax Law. In addition, all dividends paid to us by our subsidiaries in Taiwan are subject to a withholding tax at the rate of 20% under the laws and regulations of Taiwan. To the extent that these dividend payments from our operating subsidiaries to us are subject to withholding tax, the amount of fund available to us to meet our cash requirement at our holding company level, including payment of dividends to our shareholders, will be reduced.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could materially and adversely affect the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our results of operations.

A significant majority of our operations are conducted in China and a significant majority of our net revenues are derived from customers in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could materially and adversely affect the overall economic growth of China and market demand for our IT services. Such changes could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our results of operations.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

We conduct substantially all of our business through our subsidiaries in China. Our subsidiaries in China are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and Sino-foreign equity joint ventures. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have retroactive effects. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The implementation of the PRC Labor Contract Law may increase our operating expenses and adversely affect our business and results of operations.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedures for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may increase our operating expenses, in particular our personnel expenses and labor service expenses. In the event that we decide to significantly reduce the number of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could materially and adversely affect our business and results of operations.

PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

A significant majority of our net revenues and expenses are denominated in Renminbi. If our net revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our net revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transaction, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated to foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including the SAFE. To utilize the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries. However, any loans from offshore holding company to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits, usually the balance between the total investment amount and the registered capital contribution, and must be registered with the SAFE or its local counterparts.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or the MOFCOM, or its local counterparts. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be adversely affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC companies could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC companies on a timely basis. Moreover, according to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation on September 19, 2008, if the debt-to-equity ratio of a non-financial enterprise exceeds two-to-one, the interest expenses accrued from the exceeded debt shall not be deducted before taxation unless the shareholder loan in question can meet certain conditions. Although there is uncertainty at this time as to how the circular will be interpreted and implemented, such circular may have a negative impact on our PRC subsidiaries’ abilities to obtain loans from its shareholders.

The discontinuation of any of the preferential tax treatments or financial incentives currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

China passed a new PRC Enterprise Income Tax Law and its implementing rules, both of which became effective on January 1, 2008. The PRC Enterprise Income Tax Law significantly curtails tax incentives granted to foreign-invested enterprises under the Foreign Invested Enterprise Income Tax Law. The PRC Enterprise Income Tax Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

The PRC Enterprise Income Tax Law and its implementing rules permit certain “high-technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules of the PRC Enterprise Income Tax Law, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. Certain of our subsidiaries have been recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprises” and were further registered with the local tax authorities to be eligible to the reduced 15% enterprise income tax rate. The continued qualification of a “high and new technology enterprise” will be subject to annual evaluation and a three-year review by the relevant government authority in China. If any of our subsidiaries fail to maintain the “high and new technology enterprise” qualification or renew such qualification when the valid term expires, their applicable enterprise income tax rate may increase to up to 25%, which could have a material adverse effect on our financial condition and results of operations.

Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We have also in the past been granted certain governmental financial subsidies. Government agencies may decide to reduce or eliminate subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our PRC subsidiaries. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

Our global income and the dividends we may receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law and its implementing rules, both became effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreigners, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. While we do not believe we should be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

In addition, because there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, your investment in our ADSs or ordinary shares may be materially and adversely affected.

Our company may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in our ADSs or ordinary shares to adverse tax consequences.

In light of our company’s significant cash balances (taking into account the proceeds from this offering) and the uncertainty as to the extent, if any, that our company’s unbooked intangibles may be taken into account for the current taxable year, our company may be classified as a PFIC for the current taxable year. With respect to the 2011 taxable year and subsequent taxable years, however, we presently do not anticipate that our company should be classified as a PFIC based upon the expected value of our assets, including unbooked intangibles, and the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules. We may be or become classified as a PFIC for the current or one or more future taxable years if, among other things, our market capitalization is less than anticipated or subsequently declines. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — Material United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see the section entitled “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Prospective investors are urged to consult their tax advisors concerning the United States federal income tax consequences of an investment in our ADSs or ordinary shares if we are classified as a PFIC for our current or subsequent taxable years.

We face risks related to natural disasters and health epidemics in China, which could materially and adversely affect our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake may materially and adversely affect the economic conditions in the areas affected by the earthquake. The government is still in the process of assessing the overall economic impact of the May 2008 Sichuan earthquake. We cannot assure you that the May 2008 Sichuan earthquake will not have a significant impact on the overall economic conditions in the PRC. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza, H1N1 influenza and severe acute respiratory syndrome. Such outbreaks have also occurred in other regions of the Asia-Pacific, such as Taiwan, in which we have operations. Any future natural disasters or health epidemics in the PRC and other regions of the Asia-Pacific could materially and adversely affect our business and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval could materially and adversely affect our business, operating results, reputation and ADSs’ trading price and may also create uncertainties for this offering; such regulation also establishes more complex procedures for acquisitions conducted by non-PRC investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, or SASAC, the State Administration of Taxation, the State Administration for Industry and Commerce, or SAIC, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and amended on June 22, 2009. This M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on a non-PRC stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Jincheng Tongda & Neal Law Firm, that CSRC approval is not required in connection with this offering because we have no current PRC shareholders and we are not controlled by any PRC natural person or legal person, and accordingly, we should not be recognized as a SPV under the M&A Rule. However, as it is uncertain how the M&A Rule will be interpreted or implemented, we cannot assure you that the relevant PRC government agency, including the CSRC, or PRC courts would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determine that we are required to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could materially and adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by non-PRC investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a non-PRC investor takes control of a PRC domestic enterprise. We have grown our business in part by acquiring complementary businesses, and we may continue to do so in the future. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update such registration with the local branch of SAFE in the event of any material change involving its round-trip investment, any capital variation, such as an increase or decrease in capital, any transfer or swap of shares, merger, divestiture, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our future shareholders who are PRC residents will make or obtain the applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange-dominated loans to our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could materially and adversely affect our business and prospects.

On March 28, 2007, SAFE adopted the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. Under our 2006 Plan, we have a significant number of options to purchase ordinary shares outstanding as well as a significant number of option shares reserved for future issuance. We and our PRC employees and directors who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

The Stock Option Rule has not yet been made publicly available nor formally promulgated by SAFE, but we believe that SAFE has begun enforcing its provisions. Nonetheless, it is not predictable whether SAFE will continue to enforce the Stock Option Rule or adopt additional or different requirements with respect to equity compensation plans. If it is determined that our equity incentive plan is subject to Stock Option Rule, failure to comply with such provisions may also prevent us from being able to grant equity compensation to our employees, which is a significant component of the compensation of many of our PRC employees. In that case, our business operations may be materially and adversely affected.

Certain of our leased property interests may be defective and we may be forced to relocate our operations from the properties affected by such defects, which could cause a significant disruption to our business.

Certain of our leased properties in China, all of which are used as offices, contain defects in their respective leasehold interests. Such defects include (i) the lack of evidence showing the landlord’s proper title or right to lease the property and/or (ii) the landlord’s failure to duly register the respective lease with the relevant PRC authority. According to relevant PRC laws, if a tenant lacks evidence of the landlord’s title or right to lease the property, the relevant lease agreement may not be valid or enforceable, and subject to challenge by third parties. Similarly, although the failure to register a lease agreement will not affect its effectiveness between the tenant and the landlord, such lease agreement may be subject to challenge by, and unenforceable against, a bona fide third party who leases the same property from the landlord and has duly registered the lease with the relevant PRC authority. The landlord and the tenant may also be subject to administrative fines for failures to register the relevant lease.

We have initiated steps to cause our landlords to procure valid evidence as to the title or right to lease, as well as to complete the lease registration procedures. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate our operations affected by these defects. Moreover, if our lease agreements are challenged by third parties, it could result in a diversion of our management’s attention and cause us to incur costs associated with defending these actions, even if such challenges are ultimately determined in our favor.

Changes to the political status and international relations of Taiwan may affect our business, operations and financial conditions.

Several of our subsidiaries are incorporated in Taiwan. Taiwan has a unique international political status given that Taiwan and the Chinese mainland have been separately governed since 1949. Differences in the interpretation of the status of Taiwan between Taiwan and the PRC have given rise to continuous political debates which in turn have, from time to time, affected the political status of Taiwan. Although significant economic and cultural relations between Taiwan and the PRC have been established during recent years, the PRC has refused to renounce the possibility that it may in the future forcefully gain control of Taiwan. Changes in the relations between Taiwan and the PRC may have an adverse effect on Taiwan’s economy. We cannot be assured that present tensions will not be exacerbated, which could have an adverse impact on Taiwan’s economy and in turn our business, operations and financial condition.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Before this initial public offering, there was no public market for our ADSs or ordinary shares. We cannot assure you that an active public market for our ADSs will develop or that the market price of our ADSs will not decline below their initial public offering price. The initial public offering price of our ADSs will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. You may be unable to resell your ADSs at a price that is attractive to you.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to various factors, which include the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the IT services industry;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations in the exchange rate between the U.S. dollar and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	general market conditions or other developments affecting us or our industry.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$7.87 per ADS, representing the difference between (x) our net tangible book value per ADS as of March 31, 2010, after giving effect to (i) this offering at an initial public offering price of US$11.00 per ADS (ii) automatic conversion of all our Series A and Series B preferred shares into our ordinary shares, and (iii) the issuance of an aggregate of 7,932,000 ordinary shares in May 2010, and (y) the initial public offering price of US$11.00 per ADS. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

We may need additional capital and may not be able to raise funds on acceptable terms, if at all. In addition, any funding through the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders and any funding through indebtedness could restrict our operations.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product and service launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of IT service solutions providers;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	governmental regulations of foreign investment in China or other jurisdictions;

•	economic, political and other conditions in China and other jurisdictions; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, especially if the current extreme volatilities in the capital markets worldwide continue or worsen as a result of recent global financial services and economic crises. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

•	further develop or enhance our customer base;

•	acquire necessary technologies, products or businesses;

•	expand operations in China and elsewhere;

•	hire, train and retain employees;

•	market our software solutions, services and products; or

•	respond to competitive pressures or unanticipated capital requirements.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering (assuming no exercise by the underwriters of options to acquire additional ADSs), we will have 175,314,008 ordinary shares outstanding, including 53,333,336 ordinary shares represented by 13,333,334 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, except to the extent acquired by persons deemed to be our “affiliates.” The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are sold into the market either prior to or after the expiration of the lock-up period, the market price of our ADSs could decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. The minimum notice period required to convene a general meeting will be seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares in order to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at our shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the U.S. Securities and Exchange Commission have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and make some of our corporate activities more time-consuming and costly. Also, we will incur additional costs associated with satisfying our public company reporting requirements. We are evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of our common stock.

Our management will have broad discretion to use the net proceeds we receive from this offering as it sees fit. We could, therefore, spend the proceeds from this offering in ways you may not agree with or that do not yield a favorable return to you. We intend to use the net proceeds we receive from this offering for working capital and general corporate purposes, as well as funding possible future strategic acquisitions. We have not allocated these net proceeds for any specific purposes, and you will not have the opportunity to influence our decisions on how to use these proceeds.

You may not receive distributions on ordinary shares or any value for them if it is unlawful or impractical to make them available to you.

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary have any obligation to register ADSs, ordinary shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary have any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may materially and adversely affect the value of your ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may have difficulty enforcing judgments obtained against us.

We are a company incorporated under the laws of the British Virgin Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, a majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

CONVENTIONS APPLICABLE TO THIS PROSPECTUS

Unless we indicate otherwise or the context requires, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their over-allotment option to purchase up to 2,000,000 additional ADSs representing four (4) ordinary shares;

•	conversion of all outstanding Series A and Series B convertible preferred shares into ordinary shares immediately prior to the closing of this offering;

•	a 500-for-1 stock split that became effective in May 2006, a 1.5-for-1 stock split that became effective in December 2007 and a further 4-for-1 stock split that became effective in May 2010; and

•	does not reflect (i) 8,655,328 ordinary shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of US$0.82 per ordinary share as of March 31, 2010, and (ii) 23,498,012 ordinary shares reserved for future issuance under our stock incentive plan.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“Accenture” refers to Accenture (Shanghai) Company Ltd. and its affiliates;

•	“Across Japan” refers to Across Japan Co., Ltd.;

•	“Agree” refers to Agree Technology Co., Ltd. and its PRC and offshore affiliates;

•	“Asialink” refers to Asialink Information Technologies (Shanghai) Co., Ltd.;

•	“Bank of China” refers to Bank of China Limited and its affiliates;

•	“Bayshore” refers to Bayshore Consulting and Services Co., Ltd. and its PRC and offshore affiliates;

•	“Beijing Heng En” refers to Beijing Heng En Technology Co., Ltd. and its PRC and offshore affiliates;

•	“BVI Act” refers to the BVI Business Companies Act, 2004 (as amended from time to time);

•	“CVCI Funds” refers to Citigroup Venture Capital International Growth Partnership, L.P. and Citigroup Venture Capital International Co-Investment, L.P.;

•	“Camelot Beijing” refers to Beijing Camelot Technology Co., Ltd.;

•	“Camelot BVI” refers to Camelot Information Systems Inc.;

•	“Camelot Nanjing” refers to Nanjing Camelot Information Systems Co., Ltd.;

•	“Camelot Shanghai” refers to Shanghai Camelot Information Technology Co., Ltd. and its subsidiaries;

•	“Camelot Taiwan” refers to Taiwan Camelot Information Inc.;

•	“Camelot Yantai” refers to Yantai Q.B.Eleven Outsourcing Service Company;

•	“Camelot,” “we,” “us,” “our company” or “our” refers to Camelot Information Systems Inc. and its consolidated subsidiaries;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Dalian Yuandong” refers to Dalian Yuandong Digital Co., Ltd. and its PRC and offshore affiliates;

•	“Faceita” refers to Beijing Faceita Information System Ltd. and its affiliates;

•	“Greater China” refers to the PRC, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Harmonation” refers to Harmonation Inc. and its affiliates;

•	“Hitachi” refers to Hitachi, Ltd. and its affiliates;

•	“Hwawei” refers to Hwawei Digital Financial Technologies Co., Ltd. and its affiliates;

•	“IBM” refers to IBM Global Services China Co., Ltd. and its affiliates;

•	“Jiaxing Camelot” refers to Jiaxing Camelot Software Company Limited;

•	“King’s” refers to King’s Trading Co;

•	“Konwell” refers to Konwell Technologies Ltd. and its affiliates;

•	“Lenovo” refers to Lenovo Group Limited and its affiliates;

•	“NRI” refers to Nomura Research Institute, Ltd. and its affiliates;

•	“NT$” refers to the legal currency of Taiwan;

•	“PCITC” refers to Petro-CyberWorks Information Technology Company Limited, a joint venture between Sinopec and PCCW Limited;

•	“Red River Valley” refers to Beijing Red River Valley Information Technology Co., Ltd. and its offshore affiliates;

•	“RMB” or “Renminbi” refers to the legal currency of the PRC;

•	“Ruiyin” refers to Intelligent Information Technology Co., a subsidiary of Harmonation which holds 58.25% of its equity interests;

•	“Shanghai Camelot” refers to Shanghai Camelot Software Co., Ltd.;

•	“Sinopec” refers to China Petroleum & Chemical Corporation and its affiliates;

•	“Tansun” refers to Beijing Tansun Software Technology Co., Ltd. and its PRC and offshore affiliates;

•	“Triumph” refers to Triumph Consulting & Service Co., Ltd. and its affiliates;

•	“U.S. GAAP” or “GAAP” means accounting principles generally accepted in the United States of America;

•	“US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“VLife” refers to VLife Technology Co., Ltd. and its PRC and offshore affiliates; and

•	“Yinfeng” refers to Beijing Yinfeng Technology Development Co., Ltd and its offshore affiliates.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. The functional currency of Camelot BVI is U.S. dollars and the functional currencies of our operating subsidiaries may vary based on the location of these entities. A majority of our net revenues and a significant majority of our expenses are denominated in Renminbi, or RMB, the legal currency of China. This prospectus contains amounts denominated in Japanese Yen, Hong Kong dollars and New Taiwan dollars, and contains translations of certain Renminbi, Hong Kong dollars, New Taiwan dollars and Japanese Yen amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our reporting currency, or U.S. dollars, amounts of our assets and liabilities were translated from each subsidiary’s functional currency at the exchange rates as of the relevant balance sheet date; equity amounts were translated at historical exchange rates; and amounts of revenues, expenses, gains and losses were translated using the average rates for the relevant period. We make no representation that any currency amounts could have been, or could be, converted into any other currency at any particular rate, or at all. On July 16, 2010, the noon buying rates were RMB6.7750 to US$1.00, NT$32.08 to US$1.00 and JPY86.40 to US$1.00. For more information, see “Exchange Rate Information.”

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include but are not limited to statements relating to:

•	our expansion plans;

•	our anticipated growth strategy;

•	our plans to recruit more employees;

•	our plans to invest in research and development to enhance our service lines;

•	our future business development, results of operations and financial condition;

•	expected changes in our net revenues and certain cost or expense items;

•	our ability to attract and retain customers; and

•	trends and competition in the IT services industry.

These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in this prospectus generally. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks discussed in “Risk Factors” and elsewhere in this prospectus. In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.

This prospectus contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. The IT services industry may not grow at the rate projected by market data, or at all. The failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the IT services industry results in significant uncertainties in any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. Unless otherwise indicated, none of the independent industry publication market data cited in this prospectus was prepared on our or our affiliates’ behalf.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. You should not place undue reliance on any forward-looking statements.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

We are a British Virgin Islands holding company and conduct a significant majority of our business through our operating subsidiaries in China. Our holding company, Camelot Information Systems Inc., or Camelot BVI, was incorporated in the British Virgin Islands in November 2000, and subsequently established a number of operating subsidiaries in China.

In May 2006, we issued an aggregate of 30,201,000 Series A preferred shares to the CVCI Funds for US$20.0 million. The number of Series A preferred shares issued to the CVCI Funds was subject to a one-time adjustment based on our financial performance in 2005. In addition, as part of our issuance of the Series A preferred shares, we granted the CVCI Funds an option to purchase additional Series A preferred shares. In April 2007, as a result of the CVCI Funds’ exercise of the option and the one-time adjustment on the previously-issued Series A preferred shares, we issued to the CVCI Funds an additional 13,854,018 Series A preferred shares for US$10.0 million. Immediately following these transactions, CVCI Funds held 37.4% of our issued and outstanding shares on an as-converted basis.

In December 2007, we issued 2,411,597 Series B preferred shares to IBM WTC Asia Investments LLC for US$3.0 million and 1,607,731 Series B preferred shares to Lehman Brothers Offshore Partners Ltd., or LBOP, for US$2.0 million. Immediately following this issuance, IBM and LBOP held 2.0% and 1.3%, respectively, of our issued and outstanding shares on an as-converted basis.

Historically, we have made a number of strategic acquisitions to complement our growth, including the acquisitions of Triumph, Bayshore and Dalian Yuandong in 2006. Our significant acquisitions since 2007 include the following:

•	In January 2007, we acquired 100% of Hwawei for US$1.4 million in cash. Hwawei provides specialized applications software implementation and development services to the financial service industry in Taiwan.

•	In February 2008, we acquired 100% of Red River Valley for US$4.0 million and agreed to pay an additional US$8.0 million in cash over a period of two years starting from the acquisition date. However, in July 2008, as a result of our renegotiation with the previous equity holders of Red River Valley, the remaining consideration payment of US$8.0 million was waived for a total consideration of US$3.3 million, consisting of (i) US$1.2 million in cash; and (ii) 1,800,000 of our shares with a fair value of US$2.1 million issued in May 2010. Red River Valley provides packaged software services tailored to the steel manufacturing industry in China to enhance operational productivity.

•	In April 2008, we acquired 100% of VLife for US$3.0 million in cash and 2,250,000 of our ordinary shares issued in July 2008. VLife focuses on providing application software development and implementation services to life insurance companies in Taiwan by incorporating specific insurance regulations, actuarial requirements and industry prerequisites.

•	In April 2008, we acquired 100% of Yinfeng for (i) an initial consideration of RMB57.2 million (approximately US$8.2 million) and 1,000,000 of our ordinary shares issued in September 2009; and (ii) an additional performance-based consideration of 2,200,000 of our ordinary shares based on the fair value of US$1.47 per share as of December 31, 2009, issued in May 2010. Yinfeng provides mission critical risk management and internal auditing solutions, including the development of anti-money laundering systems, for banks in China.

•	In July 2008, we acquired 85.47% equity interest in Harmonation for US$4.8 million in cash and 833,336 of our ordinary shares issued in July 2008. Harmonation provides image solution and business process management application services to financial services companies in Taiwan to enhance operational efficiency, minimize storage costs and reduce paper expenses.

•	In July 2009, we acquired 100% of Agree for RMB50.0 million (approximately US$7.3 million) in cash and 4,866,180 shares of our ordinary shares issued in September 2009. In addition, we agreed to pay an additional performance-based cash consideration to Agree of an amount between RMB63.0 million (approximately US$9.2 million) and RMB75.0 million (approximately US$11.0 million) upon the earlier of January 1, 2012 or within ten (10) days of the closing of this offering based on Agree’s performance in 2009 and 2010. Agree provides comprehensive software solutions for automating teller systems and branch operations to clients in the financial services industry in China through developing mission critical financial software platforms and applications.

•	In December 2009, we acquired 100% of Tansun for (i) an initial payment of RMB60.0 million (approximately US$8.8 million) in cash plus 3,932,000 of our ordinary shares issued in May 2010; and (ii) additional performance-based cash consideration of up to RMB50.0 million (approximately US$7.4 million). Tansun provides core business and enterprise software solutions and services for the financial services industry in China, including the consultation, design, development, implementation, testing and maintenance for key functions, such as corporate loan, risk management, supply chain financing, commercial loan, cash management, and internal collaboration and workflow.

Our Corporate Structure

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our major subsidiaries as of the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$89.8 million, after deducting underwriting discounts and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We have no current specific plan for the net proceeds from this offering and intend to use these proceeds for working capital and general corporate purposes, as well as funding possible future strategic acquisitions. In addition, this offering will create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and enhance our ability to use our shares as purchase consideration in future acquisitions.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY

Since our inception, we have not declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and to expand our business.

We are a holding company established in the British Virgin Islands, and our ability to pay dividends to our shareholders depends upon dividends that we receive from our subsidiaries. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

If we were deemed to be non-resident for PRC tax purposes, dividends paid to our British Virgin Islands holding company from profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by our PRC subsidiaries to our non-PRC shareholders, the withholding tax would be 10%, unless such non-PRC shareholder’s tax jurisdiction has a tax treaty with China that provides for a different withholding arrangement. However, see “Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends we may receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical. See “Description of American Depositary Shares — Dividends and Distributions.”

CAPITALIZATION

The following table shows our capitalization as of March 31, 2010:

•	on an actual basis reflecting the 4-for-1 stock split effected in May 2010;

•	on a pro forma basis to reflect (i) the issuance of an aggregate of 7,932,000 ordinary shares in May 2010 (these shares were reflected as shares to be issued in our equity as of March 31, 2010, and consist of 1,800,000 ordinary shares in connection with the debt extinguishment with Red River Valley, 3,932,000 ordinary shares in connection with the acquisition of Tansun, and 2,200,000 ordinary shares as a settlement of the contingent consideration of US$3.2 million in connection with the acquisition of Yinfeng); and (ii) the automatic conversion of all our outstanding preferred shares into an aggregate of 48,074,346 ordinary shares assuming a conversion ratio of one for one immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the issuance of an aggregate of 7,932,000 ordinary shares as described above; (ii) the automatic conversion of all of our outstanding preferred shares into 48,074,346 ordinary shares immediately prior to the closing of this offering; and (iii) the sale of 9,166,667 ADSs in this offering, after deducting the underwriting discount and estimated offering expenses payable by us. This does not reflect the 300,000 stock options that will vest upon pricing on the date of the prospectus of an initial public offering, which will result in a total compensation of US$0.5 million recorded in earnings upon vesting.

You should read this table together with our consolidated financial statements and related notes included in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2010
			Pro Forma as
	Actual	Pro Forma	Adjusted
	(U.S. dollars in thousands)

Bank borrowings, less current portion	336	336	336
Equity:
Series A convertible preferred shares (no par value, 44,055,018 shares authorized, 44,055,018 shares issued and outstanding)	28,725	—	—
Series B convertible preferred shares (no par value, 4,019,328 shares authorized, 4,019,328 shares issued and outstanding)	5,000	—	—
Ordinary shares (no par value, 451,925,654 shares authorized, 82,640,994 shares issued and outstanding, and 138,647,340 shares issued and outstanding on a pro forma basis)	—	—	—
Shares to be issued	11,035	—	—
Additional paid-in capital	20,610	65,370	155,172
Statutory reserves	4,403	4,403	4,403
Retained earnings	39,824	39,824	39,824
Accumulated other comprehensive income	7,438	7,438	7,438

Total Camelot Information Systems Inc. shareholders’ equity	117,035	117,035	206,837
Noncontrolling interest	471	471	471

Total equity	117,506	117,506	207,308

Total capitalization	117,842	117,842	207,644

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the initial public offering price per ordinary share underlying the ADSs substantially exceeding the net tangible book value per ordinary share attributable to our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2010 was approximately US$47.4 million, or US$0.57 per ordinary share outstanding at that date, and US$2.29 per ADS. Net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the issuance of an aggregate of 7,932,000 ordinary shares in May 2010, the conversion of all outstanding Series A and Series B preferred shares into ordinary shares immediately prior to the closing of this offering, and the proceeds from this offering, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2010, other than to give effect to (i) the issuance and sale by us of the 9,166,667 ADSs offered in this offering at the initial public offering price of US$11.00 per ADS, with estimated net proceeds of approximately US$89.8 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) automatic conversion of all our Series A and Series B preferred shares outstanding as of March 31, 2010 into ordinary shares immediately prior to the closing of this offering, and (iii) the issuance of an aggregate of 7,932,000 ordinary shares in May 2010, our pro forma net tangible book value as of March 31, 2010 would have been US$137.2 million, or US$0.78 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$3.13 per ADS. This represents an immediate increase in pro forma net tangible book value of US$0.44 per ordinary share, or US$1.76 per ADS, to existing shareholders and an immediate dilution in pro forma net tangible book value of US$1.97 per ordinary share, or US$7.87 per ADS, to new investors in this offering. The following table illustrates this per ordinary share dilution:

Initial public offering price per ordinary share	US$	2.75
Net tangible book value per ordinary share as of March 31, 2010	US$	0.57
Net tangible book value per ordinary share as of March 31, 2010, as adjusted to give effect to the issuance of an aggregate of 7,932,000 ordinary shares in May 2010 and the conversion of our Series A and Series B preferred shares into ordinary shares	US$	0.34
Increase in net tangible book value per ordinary share attributable to this offering	US$	0.44
Net tangible book value per ordinary share after giving effect to this offering, as adjusted to give effect to the issuance of an aggregate of 7,932,000 ordinary shares in May 2010 and the conversion of our Series A and Series B preferred shares into ordinary shares	US$	0.78

Dilution per ordinary share to new investors	US$	1.97
Dilution per ADS to new investors	US$	7.87

The following table summarizes, on a pro forma basis as of March 31, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid, the average price per share and the average price per ADS, each paid before deducting the underwriting discount and our estimated offering expenses.

						Average		Average
	Shares Purchased		Total Consideration			Price		Price
	Number	Percent	Amount		Percent	per Share		per ADS

Existing holders of ordinary shares	138,647,340	79.1%	US$	63,222,000	38.5%	US$	0.46	US$	1.82
Investors purchasing ADSs in this offering from our company	36,666,668	20.9%	US$	100,833,337	61.5%	US$	2.75	US$	11.00
Total	175,314,008	100.0%	US$	164,055,337	100.0%

The discussion and tables above assume no exercise of outstanding stock options. As of March 31, 2010, there were stock options exercisable to purchase a total of 8,655,328 of our ordinary shares, with a weighted average exercise price of US$0.82 per share. To the extent that any of these stock options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

A significant majority of our business are conducted in Renminbi. Our periodic reports to our shareholders in U.S. dollars will use the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollar could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through direct regulation of the conversion of Renminbi into foreign currency as we have disclosed in “Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of Renminbi may have a material adverse effect on our business and on your investment” and “— PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.” We also conduct a significant amount of business in New Taiwan Dollar and in Japanese Yen.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi.

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)

2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July (through July 16)	6.7750	6.7749	6.7807	6.7709

Source:	Federal Reserve Bank of New York for period ends indicated through December 2008, and the H.10 statistical release of the Federal Reserve for period ends thereafter.

(1)	Determined by averaging the noon buying rates on each business day during the relevant period.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in New Taiwan Dollar.

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
		(NT$ per US$1.00)

2005	32.800	32.131	33.770	30.650
2006	32.590	32.506	33.310	31.280
2007	32.430	32.855	33.410	32.260
2008	32.760	31.517	33.550	29.990
2009	31.950	33.020	35.210	31.950
2010
January	31.940	31.866	32.040	31.650
February	32.120	32.062	32.140	31.980
March	31.730	31.829	32.040	31.700
April	31.310	31.477	31.740	31.300
May	32.000	31.835	32.330	31.400
June	32.270	32.200	32.430	31.740
July (through July 16)	32.080	32.128	32.210	32.050

Source:	Federal Reserve Bank of New York for period ends indicated through December 2008, and the H.10 statistical release of the Federal Reserve for period ends thereafter.

(1)	Determined by averaging the noon buying rates on each business day during the relevant period.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Japanese Yen.

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
		(JPY per US$1.00)

2005	117.88	110.11	120.93	102.26
2006	119.02	116.31	119.81	110.07
2007	111.71	117.81	124.09	108.17
2008	90.79	103.39	110.48	87.84
2009	93.08	93.68	100.71	86.12
2010
January	90.38	91.10	93.31	89.41
February	88.84	90.14	91.94	88.84
March	93.40	90.72	93.40	88.43
April	94.24	93.45	94.51	92.03
May	90.81	91.97	94.68	89.89
June	88.49	90.81	92.33	88.39
July (through July 16)	86.40	87.81	88.59	86.40

Source:	Federal Reserve Bank of New York for period ends indicated through December 2008, and the H.10 statistical release of the Federal Reserve for period ends thereafter.

(1)	Determined by averaging the noon buying rates on each business day during the relevant period.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from audited financial statements which are not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2009 and 2010 and the summary consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments that we consider necessary to fairly present our financial position and results of operations for the periods presented.

You should read the selected consolidated financial data in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period. In addition, our unaudited results as of and for the three months ended March 31, 2010 may not be indicative of our results as of and for the full year ending December 31, 2010.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(U.S. dollars in thousands, except share and per share data)

Consolidated statement of operations data:
Net revenues	17,832	33,521	51,380	90,772	118,003	20,522	35,312
Cost of revenues(1)(2)	(12,147)	(21,909)	(35,620)	(64,187)	(81,976)	(14,745)	(26,540)

Gross profit	5,685	11,612	15,760	26,585	36,027	5,777	8,772

Selling and marketing expenses(1)(2)	(130)	(1,171)	(1,796)	(3,818)	(6,199)	(1,100)	(2,370)
General and administrative expenses(1)	(1,470)	(5,080)	(5,700)	(11,613)	(12,627)	(3,299)	(4,255)
Research and development costs	—	—	—	(1,705)	(1,496)	(635)	(426)
Postponed initial public offering costs	—	—	—	(2,457)	—	—	—
Changes in fair value of contingent consideration for acquisitions of Agree and Tansun	—	—	—	—	(549)	—	(306)

Total operating expenses	(1,600)	(6,251)	(7,496)	(19,593)	(20,871)	(5,034)	(7,357)
Government subsidies	—	51	27	—	56	—	—

Income from operations	4,085	5,412	8,291	6,992	15,212	743	1,415
Interest expense	(18)	(21)	(6)	(310)	(96)	(14)	(123)
Interest income	6	447	396	244	118	16	44
Dividend income from short term investment	—	—	—	11	—	—	—
Gain/(loss) on short-term investment	—	—	—	(115)	44	—	—
Gain from extinguishment of liability	—	—	—	3,926	—	—	—

Income before provisions for income taxes	4,073	5,838	8,681	10,748	15,278	745	1,336
Provisions for income taxes	(230)	(390)	(1,374)	(1,400)	(2,241)	(110)	(289)
Equity in earnings/(loss) of an affiliate, net of income taxes	5	(5)	6	—	—	—	—

Net income	3,848	5,443	7,313	9,348	13,037	635	1,047
Less: Net (loss)/income attributable to non controlling interest	—	—	—	(66)	(71)	2	(14)

Net income attributable to Camelot Information Systems Inc.	3,848	5,443	7,313	9,282	12,966	637	1,033

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(U.S. dollars in thousands, except share and per share data)

Net income per share attributable to shareholders of Camelot Information Systems Inc.(3)
Basic-ordinary shares	0.06	0.06	0.06	0.07	0.10	0.00	0.01
Basic-Series A convertible preferred shares	—	0.06	0.06	0.07	0.10	0.00	0.01
Basic-Series B convertible preferred shares	—	—	0.06	0.07	0.10	0.00	0.01
Diluted-ordinary shares	0.06	0.06	0.06	0.07	0.10	0.00	0.01

Weighted average shares used in calculating net income per share(3):
Basic-ordinary shares	67,650,000	73,691,478	73,691,478	77,394,257	82,035,859	79,574,814	90,572,994
Basic-Series A convertible preferred shares	—	19,527,224	39,652,097	44,055,018	44,055,018	44,055,018	44,055,018
Basic-Series B convertible preferred shares	—	—	55,059	4,019,328	4,019,328	4,019,328	4,019,328
Diluted-ordinary shares	67,650,000	93,218,702	114,516,885	127,587,315	133,017,168	130,096,588	146,306,290

(1)	Includes the following amounts of share-based compensation expenses for the years indicated:

						For the Three Months Ended
	For the Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
	(U.S. dollars in thousands)

Cost of revenues	—	27	89	130	147	33	40
Selling and marketing expenses	—	25	55	94	158	25	50
General and administrative expenses	—	142	355	852	938	242	321

Total share-based compensation expenses	—	194	499	1,076	1,243	300	411

(2)	Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the years indicated:

						For the Three Months
	For the Year Ended December 31,					Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(U.S. dollars in thousands)

Cost of revenues	—	215	8	360	440	22	521
Selling and marketing expenses	—	888	946	2,372	3,224	566	1,161

Total	—	1,103	954	2,732	3,664	588	1,682

(3)	Share and per share information presented in this prospectus has been adjusted to reflect all splits of our ordinary shares, including the 4-for-1 stock split effected May 2010. See Note 22 “Subsequent Events” to the Consolidated Financial Statements for the year ended December 31, 2009.

						As of March 31, 2010
	As of December 31,						Pro Forma
	2005	2006	2007	2008	2009	Actual	as Adjusted(1)
	(U.S. dollars in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	2,243	13,544	18,851	22,916	33,820	18,611	108,413
Total assets	17,407	52,483	72,352	118,905	191,267	182,795	272,597
Total liabilities	6,460	12,864	12,162	32,412	75,310	65,289	65,289
Total equity	10,947	39,619	60,190	86,493	115,957	117,506	207,308

Total liabilities and equity	17,407	52,483	72,352	118,905	191,267	182,795	272,597

(1)	Our consolidated balance sheet data as of March 31, 2010 is adjusted to give effect to (a) the issuance of an aggregate of 7,932,000 ordinary shares in May 2010 (these shares were reflected as shares to be issued in equity as of March 31, 2010, and consist of 1,800,000 ordinary shares in connection with the debt extinguishment with Red River Valley, 3,932,000 ordinary shares in connection with the acquisition of Tansun, and 2,200,000 ordinary shares as a settlement of the contingent consideration of US$3.2 million in connection with the acquisition of Yinfeng); (b) the automatic conversion of all our preferred shares into ordinary shares using a conversion ratio of one for one immediately prior to the closing of this offering; and (c) the issuance and sale of ADSs by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a leading domestic provider of enterprise application services and financial industry IT services in China, and we focus on enterprises operating in the Chinese market. According to IDC, we are the largest domestic provider of SAP-based ERP services in China as measured by 2009 revenue. Our flexible delivery model also allows us to provide IT services to other areas of the Asia-Pacific region, including Taiwan and Japan, which we believe further distinguishes us from our competitors.

We focus on providing services at the higher end of the IT value chain. Our primary service lines are:

•	enterprise application services, or EAS, which primarily consist of (i) packaged software services for leading ERP software packages, and (ii) software development and maintenance services; and

•	financial industry IT services, or FIS, which primarily consist of software solutions, system support and maintenance, as well as IT consulting services for the financial industry.

Since the establishment of our company, we have grown significantly through organic growth. Since 2006, we have also made a number of strategic acquisitions that expanded our presence in China and the Asia-Pacific region. In 2007, 2008 and 2009, our net revenues totaled US$51.4 million, US$90.8 million and US$118.0 million, respectively, representing a CAGR of 51.5%. During the same periods, our net income attributable to Camelot Information Systems Inc. totaled US$7.3 million, US$9.3 million and US$13.0 million, respectively, representing a CAGR of 33.2%. For the three months ended March 31, 2010, our net revenues and net income attributable to Camelot Information Systems Inc. totaled US$35.3 million and US$1.0 million, respectively. Excluding share-based compensation, acquisition-related intangible amortization, gain from extinguishment of liability, postponed initial public offering costs, and changes in fair value of contingent consideration, our non-GAAP net income attributable to Camelot Information Systems Inc. would have been US$8.8 million, US$11.6 million and US$18.4 million for 2007, 2008 and 2009, respectively, representing a CAGR of 45.0%. For the three months ended March 31, 2010, our non-GAAP net income attributable to Camelot Information Systems Inc. would have been US$3.4 million. For a reconciliation of our non-GAAP net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc., see footnote (3) on page 7 of this prospectus.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

•	Productivity and utilization. The changes in productivity and utilization of our professionals are affected by the number and size of customer engagements, the timing of the commencement, completion and termination of engagements, billing rates of our professionals, and our ability to transition our professionals efficiently from completed engagements to new engagements. A key indicator we use to assess the productivity and utilization of our professionals is net revenues per employee, which as calculated based on the simple average number of employees at the beginning and end of each period, totaled approximately US$38,800, US$51,300, US$48,000 and US$12,200, for 2007, 2008, 2009 and March 31, 2010, respectively. To enhance productivity and utilization of our professionals during the recent periods of economic uncertainty, we have increased the use of outsourcing services and are cautious in hiring permanent employees. Billing rates of our professionals have remained relatively stable in recent years and are expected to continue to remain relatively stable for the foreseeable future. The productivity and utilization of our professionals will continue to affect our net revenues, gross profit and net income in the future.

•	Customer diversity. In recent years, as we have expanded significantly in the financial industry IT services business, we have diversified our customer base. While we are seeking out new customers in both of our service lines, we intend to continue to enhance our strategic relationships and address the needs of our existing customers. Our ten largest customers accounted for 76.1%, 64.6%, 63.0% and 65.0% of our net revenues in 2007, 2008, 2009 and for the three months ended March 31, 2010, respectively. The gain or loss of significant customers, or any significant change in the business volume from a particular customer will affect our operating performance. In particular, we have maintained a strong relationship with IBM for the past 12 years. IBM has been our largest customer in 2007, 2008, 2009 and for the three months ended March 31, 2010, accounting for 34.5%, 31.6%, 31.6% and 36.9% of our net revenues, respectively. As part of our cooperation with IBM, we have entered into a number of initiatives, including the joint development of a service delivery center in March 2008, focused on enterprise application software and services. Our net revenues derived from this delivery center totaled US$1.4 million in 2008, US$15.7 million in 2009 and US$7.3 million for the three months ended March 31, 2010, or 1.6%, 13.3% and 20.7% of our total net revenues, respectively. As this delivery center becomes more successful, we expect IBM to continue to be our largest customer and the net revenues contribution from IBM may increase even as we intend to continue to diversify our customer base.

•	Acquisitions. As part of our growth strategy, we make, and plan to continue to make, strategic acquisitions from time to time to complement our existing business. We identify potential acquisitions targets based on a variety of factors, such as the target’s profitability, growth potential, customer base, business and portfolio mix, domain expertise, shared management vision, and our ability to integrate the target’s business with our existing business. In recent years, our acquisitions (including those of VLife, Yinfeng, Harmonation, Agree and Tansun) have been primarily in the financial industry IT services area, which we believe will experience significant growth as banks continue to modernize their IT infrastructure. Although these acquisitions have helped us increase our net revenues and maintain our gross margins, they have also increased the absolute amounts of our operating expenses, which were US$7.5 million, US$19.6 million, US$20.9 million and US$7.4 million in 2007, 2008, 2009 and for the three months ended March 31, 2010, respectively. In addition, in light of the number of acquisitions we have made in recent years, our acquisition-related intangible amortization expenses have significantly affected our net income. As we continue to pursue acquisition opportunities in the future, our operating results and other aspects of our financial performance will be affected accordingly.

•	Quality, range and delivery of services. We intend to increase our net revenues by continuing to expand our service offerings and providing quality service to our existing customers and to attract new customers. As a result, our financial results are affected by the market demand for our services, the amount of which is significantly dependent on the quality, range and delivery of our services as well as our industry expertise compared to those of our competitors. In particular, as part of our strategy, we will continue to expand our service offerings to provide high quality end-to-end solutions of customized software, onsite and offsite services, training and maintenance. Our acquisitions of Agree and Tansun are part of this effort in expanding our financial industry IT services business. The market acceptance of these services and our ability to attract new customers based on the offering of these services will affect our operating results. To expand our delivery channels, we are seeking to enter into additional cooperative programs with leading IT service providers, and build alternative delivery models (such as a remote delivery model) for our services. Our ability to expand into these additional delivery channels will affect the growth prospects of our business.

•	Ability and related costs incurred to attract, retain and motivate qualified employees. Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance. We have incurred significant costs, and plan to incur additional costs in the future, to attract qualified professionals to work for us. Our compensation and benefits expenses for our IT professionals, totaled US$15.5 million, US$20.1 million, US$29.4 million and US$8.4 million for 2007, 2008, 2009 and for the three months ended March 31, 2010, respectively, which reflected 30.2%, 22.2%, 24.9% and 23.7% of our net revenues, respectively. These costs have included share-based compensation expenses of US$89,000, US$130,000, US$147,000 and US$40,000 for options granted to our IT professionals for the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2010, respectively, which we expect will continue to increase after we become a publicly-listed company.

Description of Certain Line Items

Net Revenues

Our net revenues represent our total revenues less applicable business taxes and related surcharges. Our net revenues in 2007, 2008 and 2009 and for the three months ended March 31, 2010 were US$51.4 million, US$90.8 million, US$118.0 million and US$35.3 million, respectively. Our business taxes and related surcharges in 2007, 2008 and 2009 and for the three months ended March 31, 2010 were US$1.7 million, US$2.9 million, US$3.9 million and US$1.2 million, respectively.

Net Revenues by Service Line

We provide our services primarily through two service lines: (i) enterprise application services; and (ii) financial industry IT services. The following table sets forth our net revenues by service line for the years indicated.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)

Enterprise application services	44,344	86.3%	65,266	71.9%	79,423	67.3%	14,350	69.9%	25,005	70.8%
Financial industry IT services	7,036	13.7	25,506	28.1	38,580	32.7	6,172	30.1	10,307	29.2

Total net revenues	51,380	100.0%	90,772	100.0%	118,003	100.0%	20,522	100.0%	35,312	100.0%

From 2007 to March 31, 2010, the growth of our enterprise application services business was primarily attributable to organic growth. Since 2008, we strengthened our financial industry IT services business significantly through a number of acquisitions, including VLife, Yinfeng, Harmonation, Agree and Tansun and our operating results in financial industry IT services business in these periods increased accordingly. See “— Results of Operations” for more details.

Net Revenues by Pricing Model

Our customer contracts may be categorized by pricing model into time-and-expense contracts and fixed-price contracts. Under time-and-expense contracts, we are compensated for actual time incurred by our IT professionals at negotiated daily billing rates. Under some of these contracts, we also may be able to charge overtime rates in addition to the daily rate. Fixed-price contracts require us to perform services throughout the contractual period, and we are paid in installments upon completion of specified milestones under the contracts. Our billing rates have generally remained stable in 2007, 2008 and 2009 and for the three months ended March 31, 2010. The following table sets forth our net revenues by pricing model for the years indicated.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)

Time-and-expense contracts	35,427	69.0%	45,818	50.5%	59,667	50.6%	10,503	51.2%	19,959	56.5%
Fixed-price contracts	15,953	31.0	44,954	49.5	58,336	49.4	10,019	48.8	15,353	43.5

Total net revenues	51,380	100.0%	90,772	100.0%	118,003	100.0%	20,522	100.0%	35,312	100.0%

A majority of our time-and-expense contracts are generated by our enterprise application services business. In comparison, a majority of our fixed-price contracts are generated by our financial industry IT services business. Net revenues from fixed-price contracts, as a percentage of total net revenues, increased significantly from 2007 to 2008. This trend reflected a combination of:

•	the acquisitions of VLife, Yinfeng and Harmonation, all of which primarily entered into fixed-price contracts with their customers, in 2008 for our financial industry IT services business;

•	a significant increase in fixed-price contracts in our enterprise application services business, which reflected, among other things, an increase in the business volume of Dalian Yuandong and the acquisition of Red River Valley, both of which primarily entered into fixed-price contracts with their customers; and

•	a proportional increase in fixed-price contracts in our enterprise application services business primarily as a result of the growth in the number of customers requesting fixed-price contracts during the recent global economic recession.

The proportion of our net revenues derived from time-and-expense contracts vis-à-vis fixed-price contracts remained relatively stable from 2008 to 2009. The increase in net revenues from time-and-expense contracts as a percentage of our net revenues from the three months ended March 31, 2009 to the three months ended March 31, 2010 primarily reflected, among other things, the organic growth of our enterprise application services business which primarily utilizes time-and-expense contracts. See also seasonal trends discussions in “— Selected Quarterly Results of Operations.”

Net Revenues by Customer Concentration

The following table sets forth a distribution of our largest customers by revenue contribution and as a percentage of net revenues for the years indicated.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)

Single largest	17,722	34.5%	28,646	31.6%	37,315	31.6%	6,812	33.2%	13,032	36.9%
Five largest	31,145	60.6%	43,975	48.4%	57,869	49.0%	11,333	55.2%	19,081	54.0%
Ten largest	39,082	76.1%	58,668	64.6%	74,325	63.0%	13,904	67.8%	22,944	65.0%

Our five largest customers for the three months ended March 31, 2010 were IBM, Shanghai Mingfang Network Co., Ltd., Hitachi, Sinopec (through PCITC) and Lenovo. Our five largest customers in 2009 were IBM, Hitachi, NRI, Bank of China and Accenture. Our five largest customers in 2008 were IBM, Shin Kong Life, NRI, Accenture and Bank of China. Our five largest customers in 2007 were IBM, Sinopec (through PCITC), Lenovo, NRI and Hitachi. IBM, with which our business relationship began in 2000, was our largest customer in each of 2007, 2008 and 2009 and for the three months ended March 2010. Our long-standing relationship with IBM has fostered new initiatives between our company and IBM, including the development of China’s only service delivery center focused on enterprise application services.

Net Revenues by Industry

The following table sets forth, for the years indicated, our net revenues by the industry in which our end customers operate.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)

Financial services	8,073	15.7%	27,413	30.2%	41,276	35.0%	6,647	32.4%	10,547	29.9%
Resources and energy	11,735	22.8	16,318	18.0	28,256	23.9	4,659	22.7	8,308	23.5
Manufacturing and automobile	10,211	19.9	13,677	15.1	20,139	17.1	2,993	14.6	5,935	16.8
Technology	11,895	23.2	13,315	14.7	12,153	10.3	2,204	10.7	4,548	12.9
Telecommunication, media and education	2,516	4.9	3,404	3.8	4,346	3.7	1,072	5.2	1,951	5.5
Construction and steel	1,136	2.2	8,071	8.9	3,949	3.3	925	4.5	1,647	4.7
Retail, consumer and transportation	4,719	9.2	6,769	7.5	6,558	5.6	1,694	8.3	1,340	3.8
Others	1,095	2.1	1,805	1.8	1,326	1.1	328	1.6	1,036	2.9

Total net revenues	51,380	100.0%	90,772	100.0%	118,003	100.0%	20,522	100.0%	35,312	100.0%

We have significant experience and expertise in a broad range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education. Our net revenues from financial services as a percentage of total net revenues has increased significantly in recent years, primarily reflecting our acquisitions of VLife, Yinfeng and Harmonation in 2008 as well as Agree in 2009. See also seasonal trends discussion in “— Selected Quarterly Results of Operations.” The increase in net revenues from resources and energy reflected the increase in business volume from Sinopec (through PCITC), PetroChina (through IBM) and State Grid, a key account customer that we gained in 2009.

Net Revenues by Customer Location

The following table sets forth our net revenues by the geographical location of our customers for the years indicated. For purpose of this table, we have determined the geographical location of a customer based on the place of incorporation of the contractual counterparty.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)

PRC	35,192	68.5%	62,457	68.8%	88,790	75.2%	13,705	66.8%	28,025	79.4%
Japan	10,418	20.3	11,520	12.7	11,642	9.9	2,653	12.9	3,287	9.3
Taiwan	2,292	4.5	14,725	16.2	16,777	14.2	3,935	19.2	3,013	8.5
Others	3,478	6.7	2,070	2.3	794	0.7	229	1.1	987	2.8

Total net revenues	51,380	100.0%	90,772	100.0%	118,003	100.0%	20,522	100.0%	35,312	100.0%

A significant majority of our services are provided to IT service providers and end customers in China. Since 2008, we have increased our focus on expanding our financial industry IT services business, as reflected in the acquisitions we made in China and Taiwan during this period. In particular, the percentage of net revenues derived from the PRC increased significantly for the three months ended March 31, 2010 from the same period in 2009, primarily reflecting the consolidation of operating results of Agree and Tansun, two acquisitions made in the financial industry IT services business in the second half of 2009. Net revenues from Japan have generally remained stable despite the adverse impact of the global recession on our customers in Japan serviced by Dalian Yuandong.

For a discussion on our revenues in foreign currencies, see “— Quantitative and Qualitative Disclosures about Market Risks — Foreign Exchange Risk.”

Cost of Revenues

Our cost of revenues mainly consists of outsourcing costs, compensation and benefit expenses (including share-based compensation expenses) of our IT professionals, travel expenses and material costs. The following table sets forth the components of our cost of revenues for the years indicated.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)

Outsourcing costs	11,269	31.6%	17,854	27.8%	29,593	36.1%	3,964	26.9%	13,470	50.8%
Compensation and benefit expenses	15,523	43.6	20,134	31.4	29,364	35.8	5,856	39.7	8,371	31.5
Travel expenses	4,997	14.0	16,638	25.9	12,584	15.4	3,172	21.5	2,568	9.7
Material costs	2,278	6.4	8,640	13.5	7,122	8.7	1,085	7.4	1,020	3.8
Others	1,553	4.4	921	1.4	3,313	4.0	668	4.5	1,111	4.2

Total cost of revenues	35,620	100.0%	64,187	100.0%	81,976	100.0%	14,745	100.0%	26,540	100.0%

Outsourcing costs represent compensation for independent consultants selected from our pool of qualified professionals in our proprietary database as well as other subcontracted service providers. To supplement our resources, we generally engage these qualified independent consultants and other subcontracted service providers in order to control fixed cost, fulfill seasonal requirements and bolster our skill sets. Prior to the recent financial crisis in 2008 and 2009, we had increased the use of outsourcing services to meet the increasing demand of our services. Since the financial crisis, we have continued to increase the use of outsourcing services, reflecting our caution in hiring permanent employees during periods of economic uncertainty. In the three months ended March 31, 2010, we have gradually increased our recruitment of permanent employees following the general recovery of the global economy. In addition, the percentage of outsourcing cost increased significantly for the three months ended March 31, 2010 from the same period in 2009, primarily reflecting the use of outsourcing services at a significantly higher level to supplement our resources in light of a higher than anticipated demand for our services, coupled with our continued cautious view in hiring permanent employees. In 2007, 2008 and 2009 and for the three months ended March 31, 2010, we incurred outsourcing costs of US$11.3 million, US$17.9 million, US$29.6 million and US$13.5 million, respectively.

Compensation and benefit expenses represent those relating to our IT professionals. In 2007, 2008, 2009 and for the three months ended March 31, 2010, our compensation and benefit expenses were US$15.5 million, US$20.1 million, US$29.4 million and US$8.4 million, respectively.

We incur travel expenses primarily due to our IT professionals’ traveling to perform onsite work for our customers. In 2007, 2008, 2009 and for the three months ended March 31, 2010, our travel expenses were US$5.0 million, US$16.6 million, US$12.6 million and US$2.6 million, respectively. Our travel expenses increased from 2007 to 2008 primarily due to (i) additional travel resulting from the growth of our business; (ii) increased number of projects in remote locations; and (iii) a change in travel expense reimbursement arrangements between some of our customers, including IBM and Sinopec (through PCITC), and us. The decrease in travel expenses from 2008 to 2009 primarily reflected the increased use of outsourcing services during the recent financial crisis where the travel expenses incurred by such independent consultants and other subcontracted service providers are borne by themselves or by respective outsourcing service providers. The decrease in travel expenses from the three months ended March 31, 2009 to the three months ended March 31, 2010 primarily reflected increased use of outsourcing services.

We incur material costs relating to purchasing and installing hardware and software for our customers. In 2007, 2008, 2009 and for the three months ended March 31, 2010, our material costs totaled US$2.3 million, US$8.6 million, US$7.1 million and US$1.0 million, respectively.

Others include the amortization of intangible assets of our acquired entities, primarily contract backlogs and completed technology. Our cost of revenues in 2007, 2008, 2009 and for the three months ended March 31, 2010 included US$8,000, US$0.4 million, US$0.4 million and US$0.5 million respectively, in amortization expenses related to intangible assets of our acquired entities.

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation and benefit expenses relating to our business development and marketing personnel, including share-based compensation expenses, travel expenses, selling and marketing-related office expenses and amortization expenses. In 2007, 2008 and 2009 and for the three months ended March 31, 2010, our selling and marketing expenses totaled US$1.8 million, US$3.8 million, US$6.2 million and US$2.4 million, respectively, representing 3.5%, 4.2%, 5.3% and 6.7%, respectively, of our net revenues in these periods.

Amortization expenses as a component of selling and marketing expenses include amortization of intangible assets of our acquired entities. In 2007, 2008 and 2009 and for the three months ended March 31, 2010, the intangible assets subject to amortization primarily consisted of customer relationships. Our selling and marketing expenses in 2007, 2008, 2009 and for the three months ended March 31, 2010 included US$0.9 million, US$2.4 million, US$3.2 million and US$1.2 million, respectively, in amortization expenses related to the intangible assets of our acquired entities.

We currently estimate that we will incur US$6.3 million, US$4.4 million, US$3.1 million and US$1.8 million in amortization expenses in 2010, 2011, 2012 and 2013, respectively.

We expect our selling and marketing expenses to increase as we continue our business expansion.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than IT professionals and our business development team, including share-based compensation expenses, office expenses, depreciation expenses, travel expenses, rental expenses and overhead expenses. General and administrative expenses also include legal and other professional fees and other miscellaneous administrative costs. Depreciation expenses as a component of general and administrative expenses excluded those included in the cost of revenues and selling and marketing expenses. In 2007, 2008 and 2009 and for the three months ended March 31, 2010, our general and administrative expenses totaled US$5.7 million, US$11.6 million, US$12.6 million and US$4.3 million, respectively, representing 11.1%, 12.8%, 10.7% and 12.0%, respectively, of our net revenues in these periods.

Research and Development Costs

Research and development costs primarily consist of compensation and benefit expenses relating to our research and development professionals. Historically, these costs primarily related to the research and development efforts at VLife and Harmonation, both of which we acquired in 2008. In 2008 and 2009 and for the three months ended March 31, 2010, our research and development costs totaled US$1.7 million, US$1.5 million and US$0.4 million, respectively. Our research and development costs were not material in 2007.

Postponed Initial Public Offering Costs

Our efforts to conduct an initial public offering began in 2007, but were postponed in 2008 due to market conditions. As a result, we incurred US$2.5 million in postponed initial public offering costs in 2008.

Change in fair value of contingent consideration for acquisitions of Agree and Tansun

In connection with the acquisitions of Agree and Tansun, we agreed to pay additional performance-based cash consideration between RMB63 million (approximately US$9.3 million) and RMB75 million (approximately US$11.0 million) for Agree, and up to RMB50 million (approximately US$7.4 million) for Tansun based on their earnings in 2010 and 2011, respectively. The contingent consideration was recorded at fair value at the acquisition date and subsequently adjusted on a marked-to-market basis. As of March 31, 2010, the fair value of the contingent consideration was increased by US$0.3 million to US$13.1 million from US$12.8 million as of December 31, 2009, with a corresponding charge in earnings, primarily reflecting an improved financial performance outlook of Tansun.

Share-based Compensation Expenses

On June 26, 2006, we adopted the 2006 Equity Incentive Plan, or the 2006 Plan, which allows us to grant options to our employees and directors to purchase up to 10,872,000 ordinary shares subject to vesting requirement. In March 2008, November 2008 and May 2010, we expanded the number of options that may be granted under the 2006 Plan by an additional 3,200,000, 5,426,012 and 4,000,000 ordinary shares, respectively, making the total number of options available for grant under the 2006 Plan up to 23,498,012 ordinary shares subject to vesting requirements.

In 2006, we granted a total of 6,610,020 share options at an exercise price of US$0.67 per share. In 2007, we granted a total of 3,960,000 share options at an exercise price of US$1.17 per share. In 2008, we granted a total of 3,504,600 share options on two occasions, consisting of (i) 3,500,600 share options at an exercise price of US$1.50 per share; and (ii) 4,000 share options at an exercise price of US$2.5 per share. In addition, options to purchase 5,000 ordinary shares under the 2006 Plan were forfeited in 2008. In 2009, we granted a total of 5,042,200 share options, consisting of (i) 3,162,200 share options at an exercise price of US$1.50 per share; and (ii) 1,880,000 share options at an exercise price of US$1.29 per share. In February 2010, we granted a total of 140,000 share options at an exercise price of US$1.47 per share. In May 2010, we granted a total of 600,000 share options at an exercise price of US$1.29 per share.

The following table sets forth the share-based compensation expenses recognized as part of cost of revenues, selling and marketing expenses, and general and administrative expenses, respectively, during the years presented.

	For the Year Ended			For the Three Months
	December 31,			Ended March 31,
	2007	2008	2009	2009	2010
	(U.S. dollars in thousands)

Cost of revenues	89	130	147	33	40
Selling and marketing expenses	55	94	158	25	50
General and administrative expenses	355	852	938	242	321

Total share-based compensation expenses	499	1,076	1,243	300	411

Government Subsidies

We receive government subsidies from the PRC government if we meet the conditions under certain incentive policies. In 2007, we received US$27,000 in government subsidies, relating to our attainment of Capability Maturity Model Integration, or CMMI, Level III. CMMI is a trademarked process improvement approach that provides organizations with the essential elements for effective process improvement. We did not receive any government subsidies in 2008. In 2009, we received US$56,000 in government subsidies for our recruitment of new graduates during the financial crisis.

Gain/(Loss) on Short-term Investment

As a result of our acquisition of VLife in April 2008, we acquired certain publicly-traded equity securities held by VLife. The fair value of these short-term investments is determined based on the quoted market prices of these securities.

Gain from Extinguishment of Liability

As part of our acquisition of Red River Valley in February 2008, we paid US$4.0 million and agreed to pay an additional US$8.0 million in cash over a period of two years to the then equity holders of Red River Valley in two installments after the acquisition. On July 1, 2008, as a result of renegotiation between us and these equity holders, the remaining consideration payable of US$8.0 million was waived for a total consideration of US$3.3 million, consisting of (i) US$1.2 million in cash; and (ii) 1,800,000 of our shares with a fair value of US$2.1 million. We recognized a one-time gain of US$3.9 million from extinguishment of liability in 2008, which represents the difference between (i) US$3.3 million in total consideration to be paid as a result of our renegotiation; and (ii) US$7.2 million, which represents our US$8.0 million in liability owed prior to the date of the revised agreement (i.e. July 1, 2008), discounted to the present value on the date of such extinguishment.

Income Taxes

The current and deferred components of income tax expense were as follows:

	Year Ended December 31,
	2007	2008	2009
	(U.S. dollars in thousands)

Current
PRC	1,397	1,443	1,780
Others	172	807	1,199

Total current income taxes	1,569	2,250	2,979

Deferred
PRC	(118)	(476)	(558)
Others	(77)	(374)	(180)

Total deferred income taxes	(195)	(850)	(738)

Total income taxes	1,374	1,400	2,241

Our effective tax rate (i.e., our charge for income tax as a percentage of our net income before tax) in 2007, 2008 and 2009 and three months ended March 31, 2010 was 15.8%, 13.0%, 14.7% and 21.6%.

British Virgin Islands

Under the current laws of the British Virgin Islands, our listed company and our subsidiaries that are incorporated in the British Virgin Islands, including Triumph Consulting & Services Co. Ltd. and Konwell Technologies Ltd., are not subject to taxation on their income or capital gains. However, there is a risk that we may be treated as resident in the PRC for tax purposes. See “Risk Factors — Risk Related to Doing Business in China — Our global income and the dividends we may receive from our

PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

PRC

Our PRC entities are subject to PRC Enterprise Income Tax, or EIT, on the taxable income in accordance with the relevant PRC income tax laws. In 2007, the EIT rate for companies operating in the PRC was 33%.

Prior to January 1, 2008, subsidiaries which qualified as “high and new technology enterprises,” or HNTE, under EIT were Camelot Beijing, Beijing Heng En, Bayshore and Faceita. They were entitled to a preferential tax rate of 15% with three-year exemption followed by a reduced tax rate of 7.5% for the subsequent three years. In 2007, Camelot Beijing, Beijing Heng En, Bayshore, and Faceita were taxed at 15%, 15%, 7.5% and 7.5% respectively.

Subsidiaries which qualified as “software enterprise” located in “special economic zones” were Shanghai Camelot and Asialink, which were taxed at 7.5% and 15%, respectively, in 2007.

Dalian Yuandong, as both a “foreign investment enterprise” and a HNTE, was subject to a 10% tax rate in 2007.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Under the New EIT Law, an enterprise which qualifies as a “high and new technology enterprise,” or a new HNTE, is entitled to a tax rate of 15%. Camelot Beijing, Red River Valley, Yinfeng, and Zhuhai Agree Technology Co., Ltd. obtained the new HNTE status in 2008. Bayshore, Faceita and Beijing Tansun Software Technology Co., Ltd. obtained the new HNTE status in 2009.

Jiaxing Camelot qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the New EIT Law and therefore was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year and 2008 followed by a 50% reduction in tax rate for the succeeding three years. Accordingly, Jiaxing Camelot was entitled to EIT exemption for 2008 and 2009 and a preferential tax rate of 12.5% for 2010, 2011 and 2012.

In addition, Shanghai Camelot, Asialink and Dalian Yuandong were continually entitled to preferential tax rates based on their qualifications obtained prior to the effectiveness of the New EIT Law.

The preferential tax rates different from the PRC statutory rates, which were used to calculate the tax provision based on our interpretation of the New EIT Law as of March 31, 2010 (see Note 22 “Subsequent Events” to the Consolidated Financial Statements for the year ended December 31, 2009 for tax rate changes), are presented in the following table.

Subsidiaries	0%	7.5%	9%	10%	12.5%	15%	18%	20%	22%

Camelot Beijing(1)	—	—	—	—	—	2007 - 2010	—	—	—
Red River Valley(1)	—	2008	—	—	—	2009 - 2010	—	—	—
Yinfeng(1)	—	—	—	—	—	2008 - 2010	—	—	—
Beijing Heng En	—	—	—	—	—	2007	—	—	—
Bayshore	—	2007	—	—	—	2009 - 2011	—	—	—
Shanghai Camelot	—	2007	2008	2009	—	—	—	—	2010
Asialink	—	—	—	—	—	2007	2008	2009	2010
Dalian Yuandong	—	—	—	2007 - 2009	—	—	—	—	—
Faceita	—	2007	—	—	—	2009 - 2011	—	—	—
Jiaxing Camelot	2008-2009	—	—	—	2010-2012	—	—	—	—
Zhuhai Agree Technology Co., Ltd.	—	—	—	—	—	2008 - 2010	—	—	—
Beijing Tansun Software Technology Co., Ltd.	—	—	—	—	—	2009 - 2011	—	—	—

(1)	The new HNTE status obtained by Camelot Beijing, Red River Valley, Yinfeng and Zhuhai Agree Technology Co., Ltd. in 2008, and Bayshore, Faceita and Beijing Tansun Software Technology Co., Ltd. in 2009 under the New EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. We believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, we have assumed our qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three year period. If our qualifying entities failed to obtain such renewals, the net deferred tax liability balance would increase by US$1,906,000 as of March 31, 2010, which would be an increase to the income tax expenses.

On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 provides additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, we interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to “high and new technology enterprises” status under the New EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to us in both 2008 and 2009.

As a consequence of Circular 157, the preferential tax rate enjoyed by Red River Valley which qualified as a “high and new technology enterprise” during its 50% reduction period (2008) was 12.5% rather than 7.5% which is the rate we had used prior to the issuance of Circular 157. Because we believe that Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change. As a result, we will recognize an additional tax liability in respect of the year ended December 31, 2008 of US$103,316 in the three months ended June 30, 2010.

As part of the New EIT Law, no income tax will be withheld on the distribution of earnings of foreign invested enterprises where the relevant earnings were generated before January 1, 2008 but distributed in 2008 and after. However, the income tax withholding rate will be the lower of 10% or the applicable treaty rate on earnings generated after December 31, 2007. See “Risk Factors — Risks Related to Doing Business in China— Our global income and the dividends we may receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Hong Kong

King’s was established in Hong Kong. In 2007, it was subject to Hong Kong profit tax at 17.5%. Beginning 2008, the Hong Kong profit tax rate has been changed to 16.5%.

Japan

Entoh and Camelot Japan were established in Japan and are subject to Japanese income taxes at 43%.

Taiwan

Taiwan Camelot, Hwawei, VLife, Harmonation, and Ruiyin, which was dissolved in November 2009, are subject to Taiwan income taxes at 25% for 2007, 2008, and 2009.

According to the new income tax law enacted by Taiwan tax authorities in May 2009, Taiwan income tax rate was reduced to 20% effective on January 1, 2010. The deferred taxes as of December 31, 2009 were determined based on the tax rate of 20%. In May 2010, Taiwan tax authorities announced the further reduction of income tax rate from 20% to 17% effective on January 1, 2010. This tax rate change is a change in tax law, and the cumulative effect should be reflected in the period of change. As a result, we will adjust our net deferred tax liability as of March 31, 2010 by US$100,113 in the quarter ended June 30, 2010 and record a tax reduction in respect of the quarter ended March 31, 2010 of US$18,000, resulting in a total reduction of tax charge of US$118,113.

Net Income Attributable to Non-controlling Interest

Net income attributable to non-controlling interest primarily represents the profit or loss associated with (i) the remaining 30% equity interest that we do not currently own in Camelot Yantai, which was established in January 2008; and (ii) the remaining 14.53% equity interest we do not currently own in Harmonation, which we acquired in July 2008. We generated a net income attributable to non-controlling interest of US$66,000 in 2008 and US$71,000 in 2009.

Critical Accounting Policies

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and are those that require the more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this prospectus.

Revenue Recognition

We offer enterprise application services and financial industry IT services for which revenues are generated from contracts either on a time-and-expense basis or fixed-price basis.

Revenues are considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; price is fixed or determinable; and collectibility is reasonably assured.

Revenues from time-and-expense contracts are recognized as the related services are rendered. Under time-and-expense contracts, we are reimbursed for actual hours incurred at negotiated hourly billing rates. Customers may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred at the contract billing rate. Revenue from this type of contract is recognized as the billable services are rendered. The rights to software developed by us on behalf of our customers belong to the customers.

Reimbursable out-of-pocket expenses are recognized as revenues when billed. The related costs are recognized as cost of revenues when incurred.

Revenues from service-only fixed-price contracts are generally recognized using the proportional performance method and are determined based on the proportion of actual service hours incurred to the budgeted service hours. All of our service offerings are similar in nature and we have a long history of providing these services resulting in our ability to reasonably estimate the service hours expected to be incurred on each project.

To date, we have not incurred a material loss on any of our contracts. However, as a matter of policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Under certain contracts, we are subject to payment penalties if we fail to complete the projects within a specified time. To date, we have not incurred a material penalty on any of our contracts. However, as a matter of policy, we consider penalty provisions under a contract when estimating the total revenue generated under such contract and evaluates such provisions throughout the life of the contract.

In addition to service-only contracts, we also enter into multiple-element fixed-price arrangements, in which the deliverables may include licenses of self-developed core software and third-party software, third-party hardware, related project services such as customization, modification, implementation and integration, and support and maintenance services which include bug fixes, technical support via telephone and site visit, and unspecified upgrades on a when-and-if-available basis.

In an arrangement with a software deliverable, we have considered whether the software is more than incidental to the arrangement as a whole. As the software deliverable is essential to the functionality of other deliverables as well as the system as a whole, we believe software deliverables in our multiple-element arrangements are more than incidental, and therefore we believe authoritative accounting literatures in relation to software revenue recognition apply. We treat the non-software deliverables (i.e., third-party hardware) as software related elements because the software deliverable is essential to the functionality of the non-software deliverables and the acceptance of the non-software deliverables by customers are subject to the acceptance of software deliverables.

Because of our obligation to provide support and maintenance services, we have also considered whether we have adequate evidence that would allow us to bifurcate the revenues attributable to the support and maintenance services from the revenues attributable to other products and project services. In most cases, we do not have sufficient evidence of the fair value of the support and maintenance services. However, for some arrangements of Harmonation, we believe we have sufficient evidence of the fair value of the support and maintenance services as the support and maintenance services are sold separately on a regular basis. For these arrangements, under the residual method, the amount of consideration allocated to deliverables other than the support and maintenance services equals the total arrangement consideration less the fair value of the support and maintenance services, which is recognized as revenue using percentage-of-completion method over the project services period. The percentage of completion is determined based on the proportion of actual service hours incurred to the budgeted service hours. When revenue is deferred, the related cost including cost of third-party hardware and software is also deferred. The arrangement consideration allocated to the support and maintenance services is recognized as revenue ratably over the support and maintenance services period, which is usually one to two years.

When sufficient evidence of fair value of the support and maintenance services does not exist, the entire arrangement is accounted for as one accounting unit resulting in revenue being recognized on a straight line basis over the support and maintenance services period once the support and maintenance services are the only undelivered element. Accordingly, the accumulated contract cost is deferred and recognized as cost of revenue ratably over the same period as revenue is recognized.

A number of fixed-price contracts can be terminated without cause. However, we are entitled to collect revenue in relation to services rendered up to the point of termination.

On the basis of our revenue recognition, we classify accounts receivable into billed accounts receivable and unbilled accounts receivable. Upon recognizing revenue, the revenue amount is immediately recognized as an unbilled accounts receivable on our balance sheet. For our fixed-price contracts, we send invoices to our customers after the payment milestones specified under the contracts are completed. Upon sending out the invoice, we recognize the underlying revenue amount as billed receivable. The standard contracts of our large customers generally provide them with a credit period ranging from 45 days to 60 days, beginning from the date of the invoice. IBM, which historically has been our largest customer, has a credit period of 60 days.

We do not make general allowances for doubtful accounts. We make a specific allowance if there is strong evidence showing that a certain account receivable, billed or unbilled, is likely to be irrecoverable. We evaluate the recoverability of our accounts receivable based on a number of factors, including an aging analysis of the account receivable balances, historical bad debt rates, repayment patterns and customer creditworthiness.

Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation firm in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Goodwill is tested for impairment at least on December 31 of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. We currently have three reporting units: China enterprise application services, China financial industry IT services, and Taiwan financial industry IT services.

If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being the discounted cash flow method.

The following table sets forth the estimated fair values, carrying values of and goodwill allocated to our reporting units as of December 31, 2009:

	China Financial	Taiwan Financial	China Enterprise
	Industry IT	Industry IT	Application
Reporting Unit	Services	Services	Services
	(U.S. dollars in thousands, except percentages)

Estimated fair value	64,070	17,284	137,934
Carrying value	59,711	12,826	64,963
Percentage by which the fair value exceed the carrying value	7%	35%	112%
The amount of goodwill allocated to the reporting unit	23,444	1,837	14,602
Discount rates as a measure of risk and uncertainty associated with the key assumptions of projected cash flow of our reporting units	21%	19%	19%

In determining the fair values of our reporting units as of December 31, 2009, we relied in part on a valuation report prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair values, but the determination was made by our management.

Since the size and scale of business of an individual reporting unit are smaller than those of publicly traded companies in IT outsourcing industry, we considered the income approach to be more reliable than the market approach in determining the fair values of our reporting units. In view of the above, we used the income approach/discounted cash flow method as the primary approach and market approach as a cross-check to derive the fair values of our reporting units.

We applied the discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of December 31, 2009. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The key assumptions of our cash flow forecasts we used in deriving the fair values of our reporting units were consistent with the assumptions that we used in developing our business plan, which included:

•	Net revenues of China financial industry IT services will grow at a CAGR of 12% for 2010 through 2014. Net revenues of Taiwan financial industry IT services and China enterprise application services will grow at CAGR of 12% and 20% for 2010 through 2016, respectively. The revenue growth rates of the reporting units are based on our best estimation of the industry outlook, business plan, integration strategy and expected synergy effect among companies of the reporting units.

•	Cost of revenues as a percentage of net revenues of China financial industry IT services will increase from 48% in 2010 to 52% in 2014. Cost of revenues as a percentage of net revenues of Taiwan financial industry IT services will maintain at 59%-60% for 2010 through 2016. Cost of revenues as a percentage of net revenues of China enterprise application services will maintain at 67%-69% for 2010 through 2016.

•	Operating expenses as a percentage of net revenues were expected to decrease for 2010 through 2014 as we anticipate that corporate overhead and administrative expense will not increase as fast as the revenue growth rate.

•	Working capital requirement was estimated by our management to be 29% of net revenues, based on analysis of our historical financial ratio.

•	The long term growth rate of China financial industry IT services after 2014 was assumed to be 3% per year. The long term growth rate of Taiwan financial industry IT services and China enterprise application services after 2016 was assumed to be 3% per year.

•	There will be no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations.

•	There was no material deviation in industry trends and market conditions from economic forecasts.

These assumptions are inherently uncertain and subjective. The discount rates reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimated cost of capital of our reporting units, which was derived by using the capital asset pricing model, after taking into account systemic risks and non-systematic risks. The capital asset pricing model is a model commonly used by market participants for determining the fair values of assets that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, we determined the discount rates of 21%, 19% and 19% to be appropriate for determining the fair values of China financial industry IT services, Taiwan financial industry IT services and China enterprise application services reporting units, respectively. We considered the selected discount rates to properly reflect the uncertainty associated with the key assumptions of projected cash flows of our reporting units as of December 31, 2009.

We also applied a discount for lack of marketability, or DLOM, to reflect the fact that, as of December 31, 2009, the reporting units were parts of a closely-held company. To determine DLOM, we and the independent valuer used the Black-Scholes option pricing model. Pursuant to the Black-Scholes option pricing model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine DLOM. Based on the foregoing analysis, we applied a DLOM of 15% to determine the fair values of our reporting units as of December 31, 2009.

Intangible assets with determinable useful lives are amortized either on a straight-line basis or using an accelerated method in the case of customer relationships. Intangible assets that are determined to not have determinable useful lives are not amortized but are tested for impairment at least annually.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Fair value of our common stock

We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of:

(1) Determining the fair value of our shares at the date of acquisition when we have acquired another entity and the consideration given includes our ordinary shares.

(2) Determining the fair value of our ordinary shares at the date of the grant of a stock based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary share estimated at different times.

Date	Class of Shares	Fair Value		Purpose of Valuation	DLOM	Discount Rate

January 1, 2006	Ordinary Shares	US$	0.61	Acquisition of Dailan Yuandong	28%	28%

June 30, 2006	Ordinary Shares	US$	0.55	Employee share option grant	13%	27.5%

June 30, 2007	Ordinary Shares	US$	0.86	Employee share option grant	10%	25%

October 15, 2007	Ordinary Shares	US$	1.01	Employee share option grant	10%	23%

Date	Class of Shares	Fair Value			Purpose of Valuation	DLOM	Discount Rate

April 1, 2008	Ordinary Shares	US$	1.22		Acquisition of VLife and Yinfeng and employee share option grant	14%	19%

July 1, 2008	Ordinary Shares	US$	1.14		Acquisition of Harmonation and extinguishment of liability with Red River Valley	15%	19%

October 31, 2008	Ordinary Shares	US$	1.11		Employee share option grant	15%	19%

July 1, 2009	Ordinary Shares	US$	1.25		Employee share option grant and acquisition of Agree	15%	19%

November 2, 2009	Ordinary Shares	US$	1.27		Employee share option grant	15%	19%

December 30, 2009	Ordinary Shares	US$	1.47		Acquisition of Tansun	15%	18%

February 28, 2010	Ordinary Shares	US$	3.03		Employee share option grant	5%	14%

May 18, 2010	Ordinary Shares	US$	3.00	(1)	Employee share option grant	N/A	N/A

(1)	The fair value of our ordinary shares on May 18, 2010 was determined based on US$12.00 per ADS, which was the mid-point of our estimated IPO price range set forth on the cover page of our preliminary prospectus dated July 6, 2010.

When estimating the fair value of the ordinary shares, our management has considered a number of factors, including the result of a third party appraisal and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

The fair value of the ordinary shares, other than as at May 18, 2010, was determined with the assistance of American Appraisal China Limited, or AA, an independent third party valuation firm. The valuation reports from AA have been used as part of our analysis in reaching our conclusion on share values. We reviewed the valuation methodologies used by AA, who took into consideration of the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid, and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our ordinary shares.

AA used a combination of (i) the discounted cash flow, or DCF, method of the income approach and (ii) the market multiple approach to assess the fair value of ordinary shares in 2006, 2007, 2008, 2009 and 2010. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•	Relative importance of DCF and market multiple approach: For the valuations in 2006, 2007 and April 2008, we assigned 50% weight to the DCF approach and 50% weight to market multiples as we considered the results derived from these approaches at these valuation dates were equally representative. Since July 2008, the credit crunch caused a sharp decline in market capitalization of the publicly traded comparable companies while our operations and long term cash flow forecast had not changed significantly over the same period. In view of this, we considered the income approach should be more reliable than the market approach in determining the fair values of our company at that time, and assigned 85% weight to the income approach and 15% weight to the market approach for the valuations performed in July 2008 to February 2010.

•	Weighted average cost of capital, or WACC: WACCs of 28%, 27.5%, 25%, 23%, 19%, 19%, 19%, 19%, 19%, 18% and 14% were used for dates as of January 1, 2006, June 30, 2006, June 30, 2007, October 15, 2007, April 1, 2008, July 1, 2008, October 31, 2008, July 1, 2009, November 2, 2009, December 30, 2009 and February 28, 2010, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and company- specific factors. The decrease in WACCs from 2006 to 2010 was due to the combined results of (i) the continuous growth of our business and company size, realization of synergistic effects through the acquisitions of Triumph, Bayshore, Dalian Yuandong, Hwawei, Red River Valley, Yingfeng, VLife, Harmonation, Agree and Tansun and (ii) the proximity to this offering. Decrease in WACC used for the valuation resulted in an increase in the determined fair value of the ordinary shares.

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, and market multiples, certain publicly traded companies in the software outsourcing industry were selected for reference as our guideline companies.

•	Capital market valuation multiples: AA obtained and assessed updated capital market data of the selected comparable companies and used multiples of enterprise value to revenue, or EV/Revenue, and enterprise value to EBITDA, or EV/EBITDA, for its valuations. EV/Revenue multiples adopted in the valuation were 3.3, 3.0, 3.2, 2.7, 2.0 2.5, 1.5, 1.4, 1.9, 1.7 and 2.6, respectively, for January 1, 2006, June 30, 2006, June 30, 2007, October 15, 2007, April 1, 2008, July 1, 2008, October 31, 2008, July 1, 2009, November 2, 2009, December 30, 2009, and February 28, 2010. EV/EBITDA multiples adopted in the valuation were 13.9, 12.4, 13.4, 12.0, 10.2 14.0, 8.5, 7.3, 10.2, 13.2 and 12.9, respectively, for January 1, 2006, June 30, 2006, June 30, 2007, October 15, 2007, April 1, 2008, July 1, 2008, October 31, 2008, July 1, 2009, November 2, 2009, December 30, 2009 and February 28, 2010. The changes in the multiples used for each valuation date are the combined effects of (i) change in the valuation date and thus the period considered in calculating the multiples and (ii) changes in the trading prices and thus the multiples of the comparable companies as implied by the trading prices. Change in the figure of multiples used combined with an increase in our reported financial measures increased the determined fair value of the ordinary shares.

•	Discount for lack of marketability, or DLOM: AA quantified DLOM using the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (e.g., an IPO) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. DLOMs of range from 10% to 28% were used in our valuations as of January 1, 2006, June 30, 2006, June 30, 2007, October 15, 2007, April 1, 2008, July 1, 2008, October 31, 2008, July 1, 2009, November 2, 2009, December 30, 2009, and February 28, 2010. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. In the third quarter of 2007, we started the preparation for our initial public offering and performed valuations to appraise the fair values of our ordinary shares in 2006 and 2007 on a retrospective basis for compliance with U.S. GAAP. Because of the proximity of the expected time of the offering, DLOM decreased from 28% for the valuation as of January 1, 2006 to 10% for the valuation as of October 15, 2007. In 2008, the global financial crisis increased the uncertainty and volatility of U.S. stock market and the increase in estimated volatility factor of our ordinary shares, together with the increase in expected time leading to liquidity event (i.e. IPO), increased the DLOM from 10% for the valuation as of October 15, 2007 to 15% for the valuation in July 2008 and 2009. As we successfully submitted our initial confidential filing in February 2010, we expected that the time leading to liquidity event (i.e., IPO) would decrease and the liquidity of our ordinary shares would increase. As a result, we lowered the DLOM from 15% as of December 31, 2009 to 5% as of February 28, 2010.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earning growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from 2006 to February, 2010. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 14% to 28%.

Under the market approach, EV/revenue and EV/EBITDA multiples of comparable companies were calculated and analyzed. The trading multiples of the comparable companies vary but in general, the companies with higher projected growth, higher profit margin and lower business risk (manifested as lower required cost of capital and larger market capitalization) would have a higher multiple. AA compared each individual company to us and derived the adjusted multiples applicable to us based on the above factors. AA took the median of the adjusted multiples, multiplied that by the historical and forecast revenue and EBITDA of our company to come up with an enterprise value on a minority and freely tradable basis. To reflect the fact that we were a private company, a DLOM discount for lack of marketability has also been considered.

AA used the option-pricing method to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 25.1% to 66.6% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The determined fair value of the ordinary shares increased from US$0.55 per share as of June 30, 2006 to US$0.86 per share as of June 30, 2007. We believe the increase in the fair value of ordinary shares in this period is primarily attributable to the following factors:

•	The overall economic growth in our principal geographic markets led to an increased market demand for our IT services;

•	We completed the acquisition of Hwawei on January 1, 2007, which expanded our service lines to Taiwan financial IT services market; and

•	In April 2007, CVCI Funds’ exercise of their option to subscribe additional Series A preferred shares indicated that the uncertainty and risk perceived by investors in achieving our business plan was reduced. Accordingly, the discount rates, which reflect the market participant’s required rate of return, was lowered from 27.5% for the valuation on June 30, 2006 to 25% for the valuation on June 30, 2007. This resulted in an increase in our overall equity value and hence an increase in the estimated fair value of our ordinary shares.

The fair value of the ordinary shares increased from US$0.86 per share as of June 30, 2007 to US$1.01 per share as of October 15, 2007. We believe the increase in the fair value of the ordinary shares during this period was primarily attributable to the discount rate applied for discounted cashflow analysis decreased from 25% to 23% because of the combined results of (i) the continuous growth of our business and company size, realization of synergistic effects through the integration of business of companies acquired in 2006 and first half of 2007; and (ii) the proximity of this offering as we started the preparation of the filing for this offering during this period.

The fair value of the ordinary shares decreased from US$1.22 per share as of April 1, 2008 to US$1.14 per share as of July 1, 2008 and US$1.11 per share as of October 31, 2008. We believe the decrease in the fair value of the ordinary shares during this period was the net effect of the following factors:

•	We anticipated that, as a result of global financial crisis, our customers may reduce or technology spending, which in turn reduce the demand for our services and slow down our revenue growth rate. In view of the above, we lowered our forecasted revenue and earnings in 2008 and 2009 when preparing financial projection for valuation as of July 1, 2008 and October 31, 2008 to account for the change in market condition; and

•	The impact of global financial crisis on our business was partially offset by the estimated synergetic effect brought by the acquisition of Harmonation in July 2008. We believed that this acquisition will create additional synergetic effect because the integration of the businesses of Harmonation, VLife and Hwawei will further strengthen our market position in Taiwan FIS market and increase our service offering.

The fair value of the ordinary shares increased from US$1.11 per share as of October 31, 2008 to US$1.25 per share as of July 1, 2009. We believe the increase in the fair value of the ordinary shares during this period was attributable to the following:

•	We completed the acquisition of Agree on July 1, 2009, which strengthened our capabilities of our financial IT services; and

•	We anticipated that the demand for our technology outsourcing services would gradually increase in connection with the recovery of the global economic conditions. In view of this, we increased the long term forecasted revenue and net income, when preparing our cashflow forecasts as of July 1, 2009.

The fair value of the ordinary shares increased from US$1.25 per share as of July 1, 2009 and US$1.27 as of November 2, 2009 to US$1.47 per share as of December 30, 2009. We believe the increase in the fair value of the ordinary shares during this period was attributable to the following:

•	In December 2009, we successfully completed the acquisition of Tansun. We believe that the acquisition of Tansun would further strengthen our capabilities in providing IT service to the financial services industry, and reduce the risks associated with achieving our business plan and cashflow forecast. In view of the above, we lowered the non-systematic risk premium and hence the discount rate used for the valuation of our ordinary shares from 19% as of July 1, 2009 to 18% as of December 30, 2009.

The fair value of our ordinary shares increased from US$1.47 as of December 30, 2009 to US$3.03 as of February 28, 2010. The valuation as of February 28, 2010 was completed in May

2010. We believe the increase in the fair value of our ordinary shares in this period is largely attributable to the following factors:

Increase in forecasted performance

We increased our estimates for the growth in the performance of our business in terms of both total net revenues and income from operations from our previous estimates made as of December 31, 2009. In particular, we increased our forecasted revenue for 2010 and 2011 by approximately 10%, respectively.

Our total net revenues and income from operations in the three months ended March 31, 2010 increased by 72.1% and 90.4%, respectively, as compared to the three months ended March 31, 2009, reflecting the underlying growth in our business. As a result, income from operations as a percentage of revenue in the first quarter of 2010 improved to 4.0%, as compared to 3.6% in the three months ended March 31, 2009. Although our total net revenues declined in three months ended March 31, 2010 compared to the three months ended December 31, 2009, this occurrence reflected the seasonality of our business, and in particular, the impact of the Chinese New Year. See “— Selected Quarterly Results of Operations.”

Our revised forecast took into consideration our actual performance in the three months ended March 31, 2010 and other events and factors that were unknown to us in December 2009, including the following:

•	The growth of China’s IT service industry grew at a higher rate in the three months ended March 31, 2010 than we anticipated by the end of 2009 as increased competition among Chinese businesses led to (i) an increase in IT service spending as part of overall IT spending; and (ii) continued consolidation of a relatively fragmented IT service industry.

•	Instances of the successful implementation of our integration plans for our acquired businesses strengthened our confidence in, and increased our estimates for, future revenues through capitalizing on cross-selling opportunities across various customers, industries and geographic regions. For example, when preparing our forecast in December 2009, we only had (i) a preliminary integration plan for Tansun (which included cross-selling efforts among Tansun and our other business units) and (ii) initial discussions with Tansun’s management team on the budget for 2010. As such, the impact of these cross-selling efforts and the determination of the 2010 budget were not factored into the forecast in December 2009 due to the uncertainties in the implementation of Tansun’s integration plan given that the acquisition of Tansun was only completed at the end of December 2009. Since the beginning of 2010, however, we have begun to realize revenue synergies sooner than we had anticipated at the end of 2009. As an example, Bayshore successfully referred clients to, and facilitated customers’ communication with, Tansun, which resulted in Tansun winning a testing service contract from one of the state-owned banks in China in the three months ended March 31, 2010. This result was not anticipated by the end of 2009. Winning this service contract served as an indicator for the successful implementation of our integration plan.

•	In the three months ended March 31, 2010, we identified additional synergies from business unit integration efforts, such as office consolidation and centralization of solution development work.

•	In the three months ended March 31, 2010, we also gained a number of key new clients in our EAS business, which was not anticipated in December 2009. These clients include (i) the SOFTBANK Group Development Center, through which our work with SOFTBANK Group in the development of communication technologies is performed; (ii) Pacific Andes International Holdings Ltd, which engaged us as its SAP global implementation services provider and has become one of the top clients of our EAS business; and (iii) Ernst & Young, which engaged us as a SAP services provider and has become one of our strategic alliance partners. Revenues from these new clients were not included in our forecast in December 2009.

•	Commercial banks in China generally review their annual IT budgets during the first quarter of each year. After this review by the commercial banks in China in the three months ended March 31, 2010, the IT spending budget from the banking sector for the full year 2010 exhibited a growth which was higher than our expectations at the end of 2009.

•	During the three months ended March 31, 2010, our FIS business units obtained additional customer feedback in respect of their new solution requirements and their receptiveness to a number of our enhanced products, including products on stress testing on market risks, auditing, and branch transformation. None of these factors was anticipated and therefore included in the December 2009 forecast, and forms a backdrop for the upward revision to our forecast.

Proximity to our IPO

We confidentially submitted to the SEC our registration statement relating to this offering in February 2010, and we estimated our IPO date to be in the second quarter of 2010, resulting in a decrease of expected time leading to a liquidity event. The proximity in time of this offering to the date of the valuation increased the liquidity of our shares and hence lowered DLOM from 15% as of December 2009 to 5% as of February 2010.

Change in discount rate

The change in our financial forecast and the proximity in time to an IPO increased the estimated market capitalization of our company. The increase in our company size, in turn, lowered the small company risk premium, which is one of the components used in estimating a market participant’s required rate of return to invest in our shares, by approximately 3.5%. With consideration of the improvement of our performance and indications of the success of our integration plan, the non-systematic risk factor, another component used in estimating a market participant’s required rate of return for investing in our shares, was reduced by 1%, reflecting the decrease in the perceived risk in achieving our financial forecasts. The combination of the reduced small company risk premium and non-systematic risk factor, which was partially offset by an increase in risk free rate during the period, lowered the overall discount rate applied for valuing our ordinary shares from 18% as of December 2009 to 14% as of February 2010.

The effects of the change in financial forecast, proximity in time to our IPO and the discount rate on the valuation are inter-related and it is difficult to precisely quantify the impact of these factors on the change in fair value of our ordinary shares. However, we estimate that the decrease in discount rate, change in financial forecast and decrease in DLOM accounted for approximately 40-50%, 30-40% and 10-20%, respectively, of the change in the fair value of our ordinary shares.

We have considered the guidance prescribed by the Practice Aid in determining the fair value of our ordinary shares as of various dates before the offering. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through to February 2010 is set out above. Paragraph 113 of the Practice Aid states that “the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” We, therefore, believe the ultimate IPO price itself is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before this offering.

Nevertheless, we believe that the implied decrease in fair value of our ordinary shares from $3.03 per ordinary share on February 28, 2010 to the mid-point of the estimated IPO price range as set forth on the cover page of our preliminary prospectus, dated July 6, 2010, is primarily attributable to the following factors as mitigated by the volatility of stock price in the capital market since February 28, 2010:

•	the price range was estimated assuming this offering would be successfully completed, which would result in increased liquidity and marketability of our ordinary shares; and

•	the offering will provide us with additional capital, enhance our ability to access capital markets to grow our business, and raise our overall business profile.

We therefore used the mid-point of our estimate of the preliminary IPO price range in estimating the fair value of our common stock to determine the fair value at grant date of the stock option awards made on May 18, 2010.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the graded vesting schedule, with a corresponding impact reflected in additional paid-in capital.

The following table sets forth certain information regarding the stock options granted.

				Weighted Average
	No. of			Fair Value		Intrinsic Value
	Options	Exercise Price		per Option at		per Option at		Type of
Grant Date	Grant	per Option		the Grant Dates		the Grant Dates		Valuation

June 30, 2006	6,610,020	US$	0.67	US$	0.24	US$	0.00	Retrospective
June 30, 2007	2,250,000	US$	1.17	US$	0.28	US$	0.00	Retrospective
October 15, 2007	1,710,000	US$	1.17	US$	0.38	US$	0.00	Retrospective
April 1, 2008	3,500,600	US$	1.50	US$	0.24	US$	0.00	Retrospective
October 31, 2008	4,000	US$	2.50	US$	0.10	US$	0.00	Retrospective
July 1, 2009	3,162,200	US$	1.50	US$	0.53	US$	0.00	Retrospective
November 2, 2009	1,880,000	US$	1.29	US$	0.55	US$	0.00	Retrospective
February 28, 2010	140,000	US$	1.47	US$	1.89	US$	1.57	Contemporaneous
May 18, 2010	600,000	US$	1.29	US$	1.79	US$	1.72	(1)

(1)	We used US$12.00 per ADS, which was the mid-point of our estimate of the estimated IPO price range set forth on the cover page of our preliminary prospectus dated July 6, 2010, in estimating the fair value of our ordinary shares to determine the fair value at grant date of the stock option awards made on May 18, 2010.

At the time of the grants, the exercise price was determined by the board of directors with inputs by management based on various objective and subjective factors.

The fair value of an option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions:

	2007	2008	2009	2010

Weighted average risk-free interest rate	5.05%	3.64%	4.04%	1.64%
Weighted average expected term (number of years)	5.2	2.6	5.8	2.2
Weighted average expected volatility	38.1%	38.8%	42.7%	48.6%
Weighted average expected dividend yield	—	—	—	—

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S. dollar denominated bond issued by the Chinese government as of the valuation dates. The expected life of options represents the period of time the granted options are expected to be outstanding. As we did not grant options prior to June 30, 2006 and no options have been exercised, no sufficient historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life is estimated based on a consideration of factors including contractual term, vesting period and empirical study on exercise behavior of employee stock option. Our employees who received our stocks options are assumed to exhibit similar behavior. As we expected to grow our business with internally generated cash, we did not expect to pay dividends in the foreseeable future. Because we do not maintain an internal market for our shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business.

We recorded share-based compensation of US$0.5 million, US$1.1 million, US$1.2 million and US$0.4 million for options granted to employees for the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2010, respectively, according to the graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. As of March 31, 2010, we had a total of US$3.0 million in unrecognized compensation expense related to unvested share options. The expense is expected to be recognized over 2.75 years according to the graded vesting schedule.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more than likely that a portion of or all of the deferred tax assets will not be realized.

Significant management judgment is required in determining our provisions for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income as determined by the jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We did not recognize any significant unrecognized tax benefits during the periods presented in this prospectus.

As a consequence of Circular 157, the preferential tax rate enjoyed by Red River Valley which qualified as a “high and new technology enterprise” during its 50% reduction period (2008) was 12.5% rather than 7.5% which is the rate we had used prior to the issuance of Circular 157. Because we believe that Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change. As a result, we will recognize an additional tax liability in respect of the year ended December 31, 2008 of US$103,316 in the three months ended June 30, 2010.

Uncertainties exist with respect to how the PRC’s new Enterprise Income Tax Law applies to our overall operations, and more specifically, with regard to our tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends we may receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operation.”

Internal Control over Financial Reporting

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements as of December 31, 2009, identified certain material weaknesses and a significant control deficiency in our internal control over financial reporting. We have not undertaken a comprehensive assessment, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weakness and significant deficiencies may have been identified. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weaknesses identified were: (i) lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP accessible to accounting personnel to ensure that accounting policies and procedures are followed; and (ii) lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with U.S. GAAP. The significant deficiency identified was a lack of a qualified internal tax team that can address our income tax accounting and compliance matters from a U.S. GAAP perspective.

In order to improve our internal control over financial reporting, some steps that we have already taken include, but are not limited to, the hiring of: (i) a chief financial officer with publicly listed company and securities regulation experience; (ii) a controller with U.S. publicly listed company experience; and (iii) an internal auditor with “Big Four” auditing firm background and U.S. publicly listed company experience. In addition, we continue to seek out and hire personnel with U.S. GAAP and financial reporting experience and plan to take additional remedial steps. However, the implementation of these measures may not fully address the material weaknesses, the significant deficiency and other control deficiencies in our internal control over financial reporting that might have been identified, had we performed a formal assessment of our internal controls over financial reporting, and we cannot yet conclude that they have been fully remedied. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments. See “Risk Factors — Risks Related to Our Business and Our Industry — In the course of preparing our consolidated financial statements, certain material weaknesses, a significant deficiency and other control deficiencies in our internal control over financial reporting were identified. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.”

Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the eight quarterly periods ended March 31, 2010. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements for the three months ended March 31, 2010 on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements for the three months ended March 31, 2010 and the unaudited consolidated financial information for the seven quarterly periods ended December 31, 2009 include all adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The quarter-to-quarter comparison of operating results should not be relied upon as being indicative of the results that may be expected for any future quarters or periods.

	For the Three Months Ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2009	2009	2009	2009	2010
	(U.S. dollars in thousands)

Net revenues	21,012	27,146	27,607	20,522	23,148	34,143	40,190	35,312
Cost of revenues(1)(2)	(13,013)	(18,592)	(20,963)	(14,745)	(15,675)	(22,899)	(28,657)	(26,540)

Gross profit	7,999	8,554	6,644	5,777	7,473	11,244	11,533	8,772
Selling and marketing expenses(1)(2)	(1,029)	(1,116)	(1,040)	(1,100)	(1,139)	(2,000)	(1,960)	(2,370)
General and administrative expenses(1)	(3,654)	(3,245)	(2,985)	(3,299)	(2,879)	(2,824)	(3,625)	(4,255)
Research and development costs	(477)	(573)	(628)	(635)	(719)	(57)	(85)	(426)
Postponed initial public offering costs	—	—	(2,457)	—	—	—	—	—
Changes in fair value of contingent consideration for acquisitions of Agree and Tansun	—	—	—	—	—	—	(549)	(306)

Total operating expenses	(5,160)	(4,934)	(7,110)	(5,034)	(4,737)	(4,881)	(6,219)	(7,357)
Government subsidies	—	—	—	—	42	6	8	—

Income/(loss) from operations	2,839	3,620	(466)	743	2,778	6,369	5,322	1,415
Interest expense	(135)	(41)	(43)	(14)	(8)	(28)	(46)	(123)
Interest income	56	31	46	16	32	40	30	44
Dividend income from short-term investment	—	11	—	—	—	—	—	—
(Loss)/gain on short-term investment	(44)	(54)	(17)	—	44	—	—	—
Gain from extinguishment of liability	—	3,926	—	—	—	—	—	—

Income/(loss) before provisions for income taxes	2,716	7,493	(480)	745	2,846	6,381	5,306	1,336
Provisions for income taxes	(372)	(569)	(319)	(110)	(418)	(935)	(778)	(289)

Net income/(loss)	2,344	6,924	(799)	635	2,428	5,446	4,528	1,047
Less: Net (income)/loss attributable to noncontrolling interest	10	(116)	40	2	(26)	(70)	23	(14)

Net income/(loss) attributable to Camelot Information Systems Inc.(3)	2,354	6,808	(759)	637	2,402	5,376	4,551	1,033

(1)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Three Months Ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2009	2009	2009	2009	2010
	(U.S. dollars in thousands)

Cost of revenues	33	33	33	33	33	40	41	40
Selling and marketing expenses	25	25	25	25	25	57	51	50
General and administrative expenses	242	242	242	242	179	231	286	321

Total	300	300	300	300	237	328	378	411

(2) Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated:

Cost of revenues	117	104	127	22	23	196	199	521
Selling and marketing expenses	661	704	700	566	570	1,033	1,055	1,161

Total	778	808	827	588	593	1,229	1,254	1,682

(3)	To supplement the net income attributable to Camelot Information Systems Inc. presented in accordance with U.S. GAAP, we use the non-GAAP financial measure of net income attributable to Camelot Information Systems Inc., which is adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, gain from extinguishment of liability, postponed initial public offering costs, and changes in fair value of contingent consideration. The non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of the non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table sets forth the reconciliation of our non-GAAP net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	For the Three Months Ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2009	2009	2009	2009	2010
	(U.S. dollars in thousands)

Net income/(loss) attributable to Camelot Information Systems Inc. (U.S. GAAP)	2,354	6,808	(759)	637	2,402	5,376	4,551	1,033
Share-based compensation	300	300	300	300	237	328	378	411
Acquisition-related intangible amortization	778	808	827	588	593	1,229	1,254	1,682
Gain from extinguishment of liability	—	(3,926)	—	—	—	—	—	—
Postponed initial public offering costs	—	—	2,457	—	—	—	—	—
Changes in fair value of contingent consideration	—	—	—	—	—	—	549	306
Total non-GAAP adjustments	1,078	(2,818)	3,584	888	830	1,557	2,181	2,399
Net income attributable to Camelot Information Systems Inc. (non- GAAP)	3,432	3,990	2,825	1,525	3,232	6,933	6,732	3,432

For the three quarters ended December 31, 2008 and four quarters ended December 31, 2009, respectively, our net revenues progressively increased each quarter over the previous quarter of the same year. Furthermore, our net revenues for the three months ended March 31, 2010 and for the three quarters ended December 31, 2009 increased as compared to the same quarter in the previous year, respectively. The growth of our net revenues during 2008, 2009 and for the three months ended March 31, 2010 primarily reflected organic growth in our enterprise application service business and a combination of organic growth and growth from our acquisitions in our financial industry IT services business, including Yinfeng, VLife and Harmonation in the second and third quarters of 2008, and Agree and Tansun in the third and fourth quarters of 2009.

In addition, our business is also affected by seasonal trends. In particular, our net revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days for our professionals during the first quarter of each year as a result of the Chinese New Year holiday period; (ii) our customers in general tend to spend their IT budgets in the second half of the year; and (iii) a number of our customers solicit bids for IT services during the first quarter of each year but do not engage IT service providers until the second quarter of each year after their selection of a winning bidder. These seasonal factors are particularly pronounced in our financial industry IT services business, which has, as some of its largest customers, PRC state-owned banks, many of which formally engage us each year for our services only after Chinese New Year, thereby impacting our first quarter net revenues. Such impact on our net revenues, coupled with the relative fixed nature of the cost of revenues components for this service line, has also affected the gross margin of this service line as well as our overall gross margin. The increase of the financial industry IT services business as a proportion of our overall business in recent years has further highlighted the effect of seasonality on our business. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China, particularly during the recent financial crisis, and the impact of unforeseen events.

Results of Operations

The following tables set forth a summary of our consolidated statements of operations for the periods by amount and as a percentage of our total net revenues. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period. In addition, in light of the significance of our recent acquisitions, a period-on-period comparison of our historical results may not be meaningful.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2007		2008		2009		2009		2010
		% of Net		% of Net		% of Net		% of Net		% of Net
	Amount	Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(U.S. dollars in thousands, except percentages)

Net revenues	51,380	100.0%	90,772	100.0%	118,003	100.0%	20,522	100.0%	35,312	100.0%
Cost of revenues	(35,620)	(69.3)	(64,187)	(70.7)	(81,976)	(69.5)	(14,745)	(71.8)	(26,540)	(75.2)

Gross profit	15,760	30.7	26,585	29.3	36,027	30.5	5,777	28.2	8,772	24.8

Selling and marketing expenses	(1,796)	(3.5)	(3,818)	(4.2)	(6,199)	(5.3)	(1,100)	(5.4)	(2,370)	(6.7)
General and administrative expenses	(5,700)	(11.1)	(11,613)	(12.8)	(12,627)	(10.7)	(3,299)	(16.1)	(4,255)	(12.0)
Research and development costs	—	—	(1,705)	(1.9)	(1,496)	(1.3)	(635)	(3.1)	(426)	(1.2)
Postponed initial public offering costs	—	—	(2,457)	(2.7)	—	—	—	—	—	—
Changes in fair value of contingent consideration for acquisition of Agree and Tansun	—	—	—	—	(549)	(0.5)	—	—	(306)	(0.9)

Total operating expenses	(7,496)	(14.6)	(19,593)	(21.6)	(20,871)	(17.7)	(5,034)	(24.5)	(7,357)	(20.8)
Government subsidies	27	0.1	—	—	56	0.0	—	—	—	—

Income from operations	8,291	16.1	6,992	7.7	15,212	12.9	743	3.6	1,415	4.0
Interest expense	(6)	(0.0)	(310)	(0.3)	(96)	(0.1)	(14)	(0.1)	(123)	(0.3)
Interest income	396	0.8	244	0.3	118	0.1	16	0.1	44	0.1
Dividend income from short-term investment	—	—	11	0.0	—	—	—	—	—	—
Gain/(loss) on short-term investment	—	—	(115)	(0.1)	44	0.0	—	—	—	—
Gain from extinguishment of liability	—	—	3,926	4.3	—	—	—	—	—	—

Income before provisions for income taxes	8,681	16.9	10,748	11.8	15,278	12.9	745	3.6	1,336	3.8
Provisions for income taxes	(1,374)	(2.7)	(1,400)	(1.5)	(2,241)	(1.9)	(110)	(0.5)	(289)	(0.8)
Equity in earnings of an affiliate, net of income taxes	6	0.0	—	—	—	—	—	—	—	—

Net income	7,313	14.2	9,348	10.3	13,037	11.0%	635	3.1	1,047	3.0
Less: Net (loss) income attributable to non-controlling interest	—	—	(66)	(0.1)	(71)	(0.1)	2	0.0	(14)	0.0

Net income attributable to Camelot Information Systems Inc.	7,313	14.2%	9,282	10.2%	12,966	11.0%	637	3.1%	1,033	2.9%

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Net Revenues

For the three months ended March 31, 2010, our net revenues increased by 72.1% to US$35.3 million from US$20.5 million for the same period in 2009. The overall growth in our net revenues primarily reflected an increase in revenues from both of our service lines.

Our total net revenues for the three months ended March 31, 2010 from our enterprise application services increased by 74.3% to US$25.0 million from US$14.3 million for the same period in 2009, primarily reflecting the continuing growth of this service line and a general industry and financial market recovery in recent periods. Our net revenues from IBM totaled US$6.8 million for the three months ended March 31, 2009 and US$13.0 million in the same period in 2010, representing a

91.3% increase, primarily reflecting the continued strengthening of our relationship and the resulting additional business volume from IBM. In addition, our net revenues were positively affected by the growth in business from our domestic customers such as Sinopec (through PCITC) and State Grid.

Our total net revenues for the three months ended March 31, 2010 from our financial industry IT services business increased by 67.0% to US$10.3 million compared to US$6.2 million for the same period in 2009, primarily reflecting the consolidation of the first three months results of Agree and Tansun in 2010, both of which were acquired in the second half of 2009.

Cost of Revenues

For the three months ended March 31, 2010, our cost of revenues increased significantly due to the continuing expansion of our business. The increase in our cost of revenues primarily reflected increases in the following components:

•	an increase in outsourcing costs from US$4.0 million for the three months ended March 31, 2009 to US$13.5 million for the three months ended March 31, 2010, as we increased the use of independent consultants and other subcontracted service providers to supplement our resources in light of a higher than anticipated recovery in the demand for our services, coupled with our continued cautious view in the hiring of permanent employees;

•	an increase in compensation and benefit expenses from US$5.9 million for the three months ended March 31, 2009 to US$8.4 million for the three months ended March 31, 2010, reflecting a combination of the acquisitions of Tansun and Agree and an organic increase in our recruitment of IT professionals; and

•	amortization of intangible assets of US$519,000 for the three months ended March 31, 2010 from our acquisitions of Agree and Tansun.

Gross Profit

For the three months ended March 31, 2010, our gross profit increased by 51.8% to US$8.8 million from US$5.8 million for the same period in 2009. Our gross margin decreased from 28.2% for the three months ended March 31, 2009 to 24.8% for the same period in 2010, primarily reflecting:

•	the increased amortization expense related to intangible assets from our acquisitions of Agree and Tansun; and

•	the increase, as a proportion of our overall business, of our financial industry IT services business, which has, as some of its largest customers, PRC state-owned banks, many of which formally engage us each year for our services only after Chinese New Year, thereby impacting our first quarter net revenues; coupled with the relative fixed nature of the cost of revenues components for this business.

Selling and Marketing Expenses

Our selling and marketing expenses increased from US$1.1 million for the three months ended March 31, 2009 to US$2.4 million for the same period in 2010. The increase primarily reflecting:

•	amortization of intangible assets from our acquisitions of Agree and Tansun;

•	an increase in share-based compensation; and

•	the sales and marketing expenses incurred by Agree and Tansun, which we acquired in the second half of 2009.

General and Administrative Expenses

General and administrative expenses increased from US$3.3 million for the three months ended March 31, 2009 to US$4.3 million for the same period in 2010, primarily reflecting the general and administrative expenses incurred by Agree and Tansun, which we acquired in the second half of 2009.

Research and Development Costs

Our research and development costs decreased from US$635,000 for the three months ended March 31, 2009 to US$426,000 for the same period in 2010. The decrease primarily reflected the successful consolidation and streamlining of our research and development resources.

Change in fair value of contingent consideration for acquisitions of Agree and Tansun

As of March 31, 2010, the fair value of the contingent consideration was increased by US$0.3 million to US$13.1 million from US$12.8 million as of December 31, 2009, with a corresponding charge in earnings. See “— Description of Certain Line Items — Operating Expenses — Change in fair value of contingent consideration for acquisitions of Agree and Tansun.”

Interest Expense

Our interest expense increased from US$14,000 for the three months ended March 31, 2009 to US$123,000 for the three months ended March 31, 2010, primarily reflecting the increase of bank borrowing for our working capital needs related to our continued growth.

Interest Income

Interest income increased to US$44,000 for the three months ended March 31, 2010 from US$16,000 for the same period in 2009, primarily reflecting the increase of the average balance of our bank deposits.

Income Taxes

Our effective tax rate increased from 14.8% for the three months ended March 31, 2009 to 21.6% for the same period in 2010, primarily reflecting the expiration of preferential tax treatments of some of our subsidiaries.

Net Income

As a result of the foregoing, our net income increased to US$1.0 million for the three months ended March 31, 2010 from US$0.6 million for the same period in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues

Our net revenues increased by 30.0% to US$118.0 million in 2009 from US$90.8 million in 2008. The increase primarily reflected (i) the organic growth in our enterprise application service business and (ii) a combination of acquired and organic growth in our financial industry IT services business.

Our net revenues from enterprise application services increased by 21.7% to US$79.4 million in 2009 from US$65.3 million in 2008 primarily reflecting increased demand from our China-based customers. Our net revenues from IBM increased to US$37.3 million in 2009 from US$28.6 million in 2008 as a result of the further strengthening of our business relationship with IBM, as reflected in (i) an increase in the business volume of the dedicated IBM service delivery center since it began operations in July 2008 and (ii) our selection as IBM’s Asia Pacific IT provider in 2009. In addition, the significant growth in business volume from large domestic enterprises such as State Grid also contributed significantly to our organic growth in enterprise application services during this period.

Our net revenues from financial industry IT services increased to US$38.6 million in 2009 from US$25.5 million in 2008, primarily reflecting our acquisition of Agree, coupled with the organic growth from our existing businesses.

Cost of Revenues

Our cost of revenues increased by 27.7% to US$82.0 million in 2009 from US$64.2 million in 2008. The increase in cost of revenues primarily reflected:

•	an increase of US$11.7 million in outsourcing costs, reflecting our efforts to manage our costs during the recent financial crisis by increasingly hiring third party consultants on a project-by-project basis rather than hiring full-time employees; and

•	an increase of US$9.2 million in compensation and benefit expenses for our IT professionals, reflecting (i) those expenses associated with our acquisitions made in 2009 and (ii) the consolidation of the full-year results of the companies we acquired in 2008.

The increase in our cost of revenues was partially offset by a decrease of US$4.1 million in travel expenses from 2008 to 2009 primarily reflecting the increased level of outsourcing arrangements described above.

Gross Profit

Our gross profit increased by 35.5% to US$36.0 million in 2009 from US$26.6 million in 2008. Our gross margin increased from 29.3% in 2008 to 30.5% in 2009, reflecting a combination of:

•	the increased level of outsourcing arrangements and other efforts to manage our costs during the recent financial crisis; and

•	the acquisition of Agree, which had a higher gross margin than our then overall financial industry IT services business, in 2009.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 62.4% to US$6.2 million in 2009 from US$3.8 million in 2008, primarily reflecting:

•	an increase in compensation and benefit expenses as a result of (i) our acquisition of Agree in 2009 and (ii) the consolidation of the full-year results of the companies we acquired in 2008; and

•	an increase in amortization of intangible assets of our acquisitions made in 2008 and 2009.

General and Administrative Expenses

Our general and administrative expenses increased by 8.7% to US$12.6 million in 2009 from US$11.6 million in 2008, primarily reflecting:

•	an increase in compensation and benefit expenses as a result of (i) our acquisition of Agree in 2009 and (ii) the consolidation of the full-year results of the companies we acquired in 2008; and

•	increases in various other general and administrative expenses as our business continued to expand.

Research and Development Costs

Our research and development costs decreased by 12.3% to US$1.5 million in 2009 from US$1.7 million in 2008, primarily reflecting our efforts to optimize allocation of our resources such as consolidating our research and development activities and reassignment of employees, as well as other efforts to manage our cost during the recent financial crisis.

Changes in fair value of contingent consideration for acquisition of Agree

As of December 31, 2009, the fair value of the contingent consideration was increased by US$0.5 million to US$12.8 million. The increase of US$0.5 million represents the change in fair value of contingent consideration for the acquisition of Agree between the acquisition date and December 31, 2009. See “— Description of Certain Line Items — Operating Expenses — Change in fair value of contingent consideration for acquisitions of Agree and Tansun.”

Interest Expense

Interest expense decreased to US$96,000 in 2009 from US$310,000 in 2008. We had incurred interest expense in the first six months of 2008 due to our liability related to the acquisition of Red River Valley but subsequent to the extinguishment of the liability in July 2008, the interest expense ceased. See “— Description of Certain Line Items — Gain from Extinguishment of Liability.”

Interest Income

Interest income decreased to US$118,000 in 2009 from US$244,000 in 2008. The decrease was primarily attributable to a decrease of the average balance of our bank deposits, coupled with a general decrease in interest rates.

Gain/(Loss) on Short-term Investments

We had a gain of US$44,000 from short-term investments in 2009 compared to a loss of US$115,000 in 2008, primarily reflecting changes in quoted market prices of the publicly-traded equities securities held by one of our acquired entities. We sold such securities in June 2009.

Income Taxes

Our income taxes increased by 60.1% to US$2.2 million for 2009 from US$1.4 million for 2008. In 2009 as compared to 2008, we experienced an increase in our taxable income and an increase in our effective tax rate. Our lower effective tax rate in 2008 was primarily due to a gain from extinguishment of liability in 2008, which was recognized at our offshore holding company level and not subject to income tax. Excluding the impact of such gain from extinguishment of liability in 2008, our effective tax rate would have decreased from 2008 to 2009, primarily reflecting the new tax preferential treatments enjoyed by certain of our subsidiaries.

Net Income

As a result of the foregoing, our net income increased by 39.7% to US$13.0 million in 2009 from US$9.3 million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues

Our net revenues increased by 76.7% to US$90.8 million in 2008 from US$51.4 million in 2007. The increase reflected organic and acquired growth in both our enterprise application service business and our financial industry IT services business.

Our net revenues from enterprise application services increased by 47.2% to US$65.3 million in 2008 from US$44.3 million in 2007. Our net revenues from IBM increased to US$28.6 million in 2008 from US$17.7 million in 2007. We believe that the significant increase in our net revenues from IBM reflected a combination of (i) the further expansion of the SAP-based ERP services market in China;

(ii) IBM’s ability to further solidify its position in China’s SAP-based ERP services market; and (iii) the strengthening of our business relationship with IBM. In addition, growth in business volume from other customers, such as Hitachi, NRI and Lenovo, also contributed significantly to our organic growth during this period. Our growth from 2007 to 2008 was also attributable to our acquisition of Red River Valley in February 2008.

Our net revenues from financial industry IT services increased to US$25.5 million in 2008 from US$7.0 million in 2007, primarily reflecting the operating results of our acquired businesses. We acquired Yinfeng, VLife and Harmonation in 2008. The remaining growth from 2007 to 2008 was attributed to organic growth from our existing businesses.

Cost of Revenues

Our cost of revenues increased by 80.2% to US$64.2 million in 2008 from US$35.6 million in 2007. The increase in cost of revenues primarily reflected:

•	an increase of US$11.6 million in travel expenses, primarily relating to (i) additional travel resulting from the growth in our business; (ii) the increased number of projects in remote locations; and (iii) a change in travel expense reimbursement arrangements between some of our customers, including IBM and PCITC, and us. Prior to 2008, most of our travel expenses were paid for directly by our customers. Since then, we generally pay for travel expenses and seek reimbursement from those customers;

•	an increase of US$6.4 million in material costs, primarily reflecting the acquisition of Harmonation which purchases hardware as part of the solutions it provides, as well as an increase in the business volume of our existing businesses that requires purchases of hardware and software;

•	an increase of US$4.6 million in compensation and benefit expenses for our IT professionals, reflecting the results of our acquisitions made in 2008 and our overall continuing business expansion; and

•	an increase of US$6.6 million in outsourcing fee, reflecting our caution in hiring permanent employees during the recent financial crisis.

Gross Profit

Our gross profit increased by 68.7% to US$26.6 million in 2008 from US$15.8 million in 2007. Our gross margin decreased slightly from 30.7% in 2007 to 29.3% in 2008, reflecting a change in travel expense policy in 2008 from direct payment by some of our customers such as IBM and PCITC to a reimbursement arrangement.

Selling and Marketing Expenses

Our selling and marketing expenses increased to US$3.8 million in 2008 from US$1.8 million in 2007. The increase was primarily due to the increase in amortization expenses and the increase in compensation and benefit expenses. Amortization expenses increased from US$0.9 million in 2007 to US$2.4 million in 2008 primarily as a result of the increase in amortization expenses related to our acquisitions of Red River Valley, VLife, Yinfeng and Harmonation in 2008. In 2008, we recognized share-based compensation expenses in the amount of US$94,000, compared to US$55,000 in 2007, as part of our employees’ compensation and benefits.

General and Administrative Expenses

Our general and administrative expenses increased to US$11.6 million in 2008 from US$5.7 million in 2007. The increase primarily reflected the hiring of additional administrative personnel as well as an increase in compensation and benefit expenses and other general and administrative expenses of our existing administration personnel, as our business continued to expand. Our audit and professional fees also increased significantly from 2007 to 2008, primarily reflecting expenses relating to the postponed initial public offering.

Research and Development Costs

Our research and development costs increased to US$1.7 million in 2008, primarily reflecting the research and development costs of VLife and Harmonation, both of which we acquired in 2008.

Interest Expense

Interest expense increased to US$310,000 in 2008 from US$6,000 in 2007. The increase primarily reflected our amortized interest expense associated with our liability related to the acquisition of Red River Valley prior to our revised agreement in July 2008. See “— Description of Certain Line Items — Gain from Extinguishment of Liability.”

Interest Income

Interest income decreased to US$244,000 in 2008 from US$396,000 in 2007. The decrease was primarily attributable to a decrease of the average balance of our bank deposits.

Gain from Extinguishment of Liability

In July 2008, we reached agreement with the previous shareholders of Red River Valley on our outstanding liability after our acquisition. As a result, we recognized a gain from extinguishment of liability of US$3.9 million. See “— Description of Certain Line Items — Gain from Extinguishment of Liability.”

Income Taxes

Our income taxes remained at US$1.4 million in 2008 and in 2007. In 2008 as compared to 2007, we experienced an increase in our taxable income and a decrease in our effective tax rate. Our effective tax rate decreased from 15.8% in 2007 to 13.0% in 2008, reflecting, among other things, (i) a reduction in the standard EIT in China from 33% to 25% beginning in 2008; (ii) an increase in deferred tax benefit as a result of an increase in amortization of intangible assets; and (iii) US$3.9 million in gain from extinguishment of liability, which was recognized at our offshore holding company level and not subject to income tax.

Net Income

As a result of the foregoing, net income attributable to us increased by 26.9% to US$9.3 million in 2008 from US$7.3 million in 2007.

Liquidity and Capital Resources

Our operations and our growth have primarily been financed by cash generated from operations and from issuances of our preferred shares and, to a lesser extent, bank borrowings. As of March 31, 2010, we had US$18.6 million in cash and cash equivalents, compared to US$33.8 million as of December 31, 2009.

Our working capital, calculated as the difference between current assets and current liabilities, as of December 31, 2007, 2008 and 2009 and March 31, 2010, was US$42.4 million, US$46.8 million, US$56.6 million and US$60.0 million, respectively. In the future, we may also finance our working capital from further issuances of equity or debt securities as well as bank borrowings. The ability of our operating subsidiaries to pay dividends and other distributions to our holding company is subject to the laws and regulations of the jurisdictions where our subsidiaries are incorporated. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth a summary of our cash flows as of the dates and for the periods indicated.

	For the Year Ended			For the Three Months
	December 31,			Ended March 31,
	2007	2008	2009	2009	2010
	(U.S. dollars in thousands)

Net cash (used in) provided by operating activities	(964)	8,481	11,551	1,658	(6,967)
Net cash (used in) provided by investing activities	(2,928)	(6,829)	(5,987)	626	(2,713)
Net cash (used in) provided by financing activities	8,494	2,029	4,527	(1,261)	(5,552)
Effect of exchange rate changes	705	384	813	(105)	23

Net increase (decrease) in cash and cash equivalents	5,307	4,065	10,904	918	(15,209)
Cash and cash equivalents, beginning of year	13,544	18,851	22,916	22,916	33,820

Cash and cash equivalents, end of year	18,851	22,916	33,820	23,834	18,611

Operating Activities

Net cash used in operating activities in the three months ended March 31, 2010 was US$7.0 million, which was primarily attributable to an increase of accounts receivable which was in turn primarily due to a significant revenue increase in the second half of 2009 and the three months ended March 31, 2010, and the timing of collection.

Net cash provided by operating activities in 2009 was US$11.6 million, which was primarily attributable to a net income of US$13.0 million, adjusted for certain non-cash expenses, primarily amortization of acquired intangible assets of US$3.9 million and share-based compensation of US$1.2 million, and negatively impacted by changes in certain working capital accounts, primarily an increase of US$12.8 million in accounts receivable and an increase of US$1.1 million in deferred revenue. The increase in accounts receivable was primarily due to the significant revenue increase in 2009.

Net cash provided by operating activities in 2008 was US$8.5 million, which was primarily attributable to a net income of US$9.3 million, adjusted for a non-cash gain of debt extinguishment of US$3.9 million, the postponed initial public offering cost of US$2.5 million which was reflected as a cash outflow in financing activities, and certain non-cash expenses, primarily amortization of acquired intangible assets of US$2.8 million and share-based compensation of US$1.1 million. Operating cash flow was negatively impacted by changes in certain working capital accounts, primarily an increase of US$6.9 million in accounts receivable, net of the increases of US$1.6 million and US$1.7 million in inventory and accrued expenses and other payables, respectively. The increase in accounts receivable was due to the significant revenue increase in 2008.

Net cash used in operating activities in 2007 was US$1.0 million, which was primarily attributable to a net income of US$7.3 million, adjusted for certain non-cash expenses, primarily amortization of acquired intangible assets of US$1.0 million, and negatively impacted by an increase of US$10.8 million in accounts receivable, which primarily reflected our increase in transaction volume from IBM, which has a longer reconciliation process than our other large customers.

Investing Activities

Net cash used in investing activities in the three months ended March 31, 2010 was US$2.7 million, which was primarily attributable to payment for our acquisition of Tansun.

Net cash used in investing activities in 2009 was US$6.0 million, which was primarily attributable to US$7.3 million and US$2.6 million paid for our acquisitions of Agree and Yinfeng, respectively, partially offset by US$3.5 million in cash balance acquired from such acquired companies.

Net cash used in investing activities in 2008 was US$6.8 million, which was primarily attributable to: (i) US$3.5 million paid for our acquisition of Red River Valley, (ii) US$3.0 million paid for our acquisition of VLife, (iii) US$1.5 million paid for our acquisition of Yinfeng, and (iv) US$4.8 million paid for our acquisition of Harmonation, partially offset by US$3.4 million of cash balance from acquired companies, US$ 2.1 million in proceeds from disposal of property and equipment and US$1.1 million in term deposits.

Net cash used in investing activities in 2007 was US$2.9 million, which was primarily attributable to (i) US$1.7 million of considerations paid for our acquisitions of Dalian Yuandong, Triumph and Bayshore, net of cash acquired as a result of such acquisitions, (ii) US$0.5 million deposited for the acquisition of Red River Valley, (iii) US$0.4 million used for purchase of property and equipment, and (iv) US$0.1 million used for purchase of acquired intangible assets and other assets.

Financing Activities

Net cash used in financing activities in the three months ended March 31, 2010 was US$5.6 million, which was primarily attributable to the deferred payment for our acquisition of Yinfeng.

Net cash provided by financing activities in 2009 was US$4.5 million, which primarily reflected US$8.8 million in proceeds from bank borrowings, partially offset by US$4.0 million in repayments of bank borrowings.

Net cash provided by financing activities in 2008 was US$2.0 million, which was primarily attributable to (i) US$2.5 million in proceeds from bank borrowings and (ii) US$5.0 million in collection of subscription receivables relating to the issuance of Series B preferred shares, partially offset by (i) US$3.6 million in repayment of bank borrowings and (ii) US$1.9 million in payment of professional fees related to our postponed initial public offering.

Net cash provided by financing activities in 2007 was US$8.5 million, which was primarily attributable to US$9.9 million of net proceeds from issuance of Series A preferred shares in April 2007, partially offset by (i) US$0.1 million repayment of bank borrowings and (ii) US$0.4 million of payment of professional fee related to this offering. We received proceeds from issuance of our Series B preferred shares in January 2008.

Accounts Receivable

As of December 31, 2007, 2008, 2009 and March 31, 2010, our total billed and unbilled accounts receivable amounted to US$31.2 million, US$44.9 million, US$68.2 million and US$76.0 million, respectively, net of allowance for doubtful accounts.

Our accounts receivable balances were significantly affected by the relatively high concentration of our customer base. In 2007, 2008 and 2009 and for the three months ended March 31, 2010, our ten largest customer accounted for 76.1%, 64.6%, 63.0% and 65.0%, respectively, of our net revenues. Our customer base primarily consists of leading international IT service providers such as IBM and Accenture as well as large enterprise customers such as Lenovo, Sinopec (through PCITC), Hitachi and Shin Kong Life. The timing of invoicing and collection on our accounts receivable is affected by the budget cycles of our large enterprise customers in China. Nevertheless, we have well-established relationships with many of these blue-chip companies, and our historical write-off experienced with these customers has been insignificant.

Our billed receivables represent the amount billed based on agreed-upon contract milestones or payment terms that remain uncollected, and correspond to the period between billing and collection. As of December 31, 2007 and 2008, 2009 and March 31, 2010, our billed receivables totaled US$12.8 million, US$20.0 million, US$21.0 million and US$21.2 million, respectively. As of March 31, 2010, all of our billed receivables outstanding as of December 31, 2007 and 95.9% of our billed receivables outstanding as of December 31, 2008, in each case net of allowance for doubtful debt, had been collected.

The following table sets forth the aging schedule of our billed receivables as of the dates indicated.

	As of December 31,						As of March 31,
	2007		2008		2009		2010
		% of		% of		% of		% of
Aging Period	Billed	Total	Billed	Total	Billed	Total	Billed	Total
	(U.S. dollars in thousands, except percentages)

≤ 60 days	11,491	89.5%	12,673	63.5%	16,136	76.7%	12,429	58.6%
61-90 days	931	7.2	1,989	10.0	1,742	8.3	2,172	10.2
91-180 days	269	2.1	3,960	19.8	882	4.2	4,319	20.4
181-360 days	72	0.6	1,338	6.7	1,083	5.2	1,426	6.7
> 360 days	83	0.6	—	—	1,183	5.6	874	4.1

Total	12,846	100.0%	19,960	100.0%	21,026	100.0%	21,220	100%

Our unbilled receivables represent the excess of recognized revenues over billings, and correspond to the period between revenue recognition and invoicing. Such period generally arises from, with respect to our time-and-expense contracts, the time during which we reconcile accounts with our customers, and with respect to our fixed-price contracts, the period between revenue recognition and the time when our payment milestones are reached. The period of completing the account reconciliation process at many of our largest customers, including IBM, may require a significantly longer period than some of our other customers. Historically, we have not experienced disagreements with our customers over material amounts of unbilled receivables as a result of our account reconciliation process. With respect to our fixed-price contracts, the period between revenue recognition and the time when our payment milestones are reached may vary significantly based on the number of progress payments and the amount of each payment. As of December 31, 2007, 2008, 2009 and March 31, 2010, our unbilled receivables totaled US$18.4 million, US$24.9 million, US$47.2 million and US$54.8 million, respectively. As of March 31, 2010, all of our unbilled receivables outstanding as of December 31, 2007 and 98.6% of our unbilled receivables outstanding as of December 31, 2008, in each case net of allowance for doubtful debt, were subsequently billed. Furthermore, as of December 31, 2007, 2008, 2009 and March 31, 2010, unbilled receivables outstanding for more than 360 days totaled US$3.3 million, US$1.3 million, US$0.3 million and US$0.8 million, respectively, representing 17.9%, 5.1%, 0.6% and 1.4% of our total unbilled receivables, respectively.

Capital Expenditure

Our capital expenditures in 2007, 2008 and 2009 and for the three months ended March 31, 2010 were US$529,000, US$471,000, US$408,000 and US$554,000, respectively. Our capital expenditures related primarily to purchase of computers, improvement of leased premises and purchase of intangible assets such as software. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy. We estimate that our capital expenditures will be approximately US$987,000 in 2010, primarily used to purchase computer equipment and to remodel our newly leased headquarters.

Commitments and Contingencies

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009 in the following periods.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(U.S. dollars in thousands )

Operating lease agreements(1)	9,869	1,928	2,686	1,596	3,659
Bank borrowings(2)
Principal	9,216	8,842	122	81	171
Interest	438	318	64	29	27
Deferred cash consideration for business acquisitions(3)(4)	13,039	13,039	—	—	—
Deferred cash consideration for debt extinguishment(3)(5)	1,200	1,200	—	—	—
Total contractual obligations	33,762	25,327	2,872	1,706	3,857

(1)	See Note 21 “Commitments and Contingencies — Operating lease commitments” to the Consolidated Financial Statements for the year ended December 31, 2009.

(2)	See Note 11 ‘‘Bank Borrowings” to the Consolidated Financial Statements for the year ended December 31, 2009.

(3)	See Note 3 ‘‘Acquisitions” to the Consolidated Financial Statements for the year ended December 31, 2009.

(4)	In addition to cash, the consideration to be paid in connection with acquisitions include 6,132,000 of our ordinary shares, which is comprised of the 3,932,000 of our ordinary shares in connection with the acquisition of Tansun, and the 2,200,000 of our ordinary shares to be issued as a settlement of the performance-based consideration in connection with the acquisition of Yinfeng, which was determined to be US$3.2 million as of December 31, 2009. These shares were reflected as shares to be issued in our equity as of December 31, 2009 and subsequently issued in May 2010.

(5)	In addition to cash, the consideration in connection with the debt extinguishment with Red River Valley includes 1,800,000 of our ordinary shares, which were reflected as shares to be issued in our equity as of December 31, 2009 and subsequently issued in May 2010.

The above table does not include the following contingent consideration in connection with business acquisitions:

In connection with the acquisition of Agree in July 2009, we agreed to pay an additional performance-based cash consideration between RMB63 million (approximately US$9.3 million) and RMB75 million (approximately US$11.0 million) no later than January 1, 2012, to be determined by a specified formula based on Agree’s earnings in 2009 and 2010, which was recorded at a fair value of US$8.9 million as of December 31, 2009.

In connection with the acquisition of Tansun in December 2009, we agreed to pay an additional performance-based cash consideration of up to RMB50 million (approximately US$7.4 million) to be determined by a specified formula based on Tansun’s earnings in 2010 and 2011, which was recorded at a fair value of US$4.0 million as of December 31, 2009.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9%, (0.7)% and 2.2% in 2007, 2008 and 2009 and for the three months ended March 31, 2010, respectively. If inflation continues to rise, we may experience increases in the wages of our professionals as a result of the increasing inflation levels in China or otherwise. See “Risk Factors — Risks Related to Our Business and Our Industry — Wages for IT professionals in China have increased in recent years and may continue to increase at a higher rate in the future, making us potentially less competitive and less profitable.”

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits with remaining maturities of three months or less when purchased. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to manage our interest rate risk exposure.

We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.

Foreign Exchange Risk

A majority of revenues and a significant majority of expenses from our operating subsidiaries are denominated in Renminbi. A significant portion of our revenues are denominated in currencies other than the Renminbi, such as the U.S. dollar, New Taiwan dollar and Japanese Yen. For the three months ended March 31, 2010, our net revenues denominated in Renminbi, New Taiwan Dollar, Japanese Yen and other currencies accounted for 79.4%, 8.5%, 9.3% and 2.8%, respectively, of our total net revenues. The value of the Renminbi against the U.S. dollar, New Taiwan Dollar, Japanese Yen and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the Renminbi against the U.S. dollar, 16.7% appreciation of the Renminbi against the New Taiwan Dollar and 0.4% depreciation of the Renminbi against the Japanese Yen, from July 21, 2005 to March 31, 2010. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against these currencies.

The results of our operations can be adversely affected as Renminbi appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. In addition, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Based on the results of our operations for the year ended December 31, 2008, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.1 million in net income, and a 1.0% appreciation of the

U.S. dollar against the Renminbi will result in an estimated decrease of approximately US$0.1 million in net income. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.

In January, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We are in the process of evaluating the effect of adoption of this pronouncement.

In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating the effect of adoption of this pronouncement.

OUR INDUSTRY

In connection with this offering, we commissioned International Data Corporation, or IDC, a leading market research firm, to prepare an independent survey and report entitled “China Local SAP Services 2009-2013 Forecast and Analysis,” or the IDC Report, on the various markets in which we operate as well as the IT services industry in general. In this section, we have included certain information from the IDC Report because we believe such information, some of which is not publicly available, is useful to potential investors in evaluating our company.

China IT Services Industry

According to IDC, China IT services industry reached US$10.7 billion in 2009 and is projected to reach US$18.2 billion in 2013, growing at a CAGR of 13.8% from 2008-2013, significantly higher than the worldwide IT services CAGR of 2.5% for the same period. China is one of the largest emerging markets for IT services. Fueled by continuous domestic economic growth, China IT services industry exhibits more growth potential than the overall global IT services industry. According to IMF estimates, China’s real GDP grew 8.5% in 2009 and is projected to grow 9.0% in 2010, which is among the highest in the world. However, China is behind on IT services spending relative to the industrialized nations and/or regions. According to IT services spending data from IDC and GDP forecast from IMF, in 2009, China’s IT services spending as percentage of GDP was 0.2%, compared to 2.3% for the UK, 1.5% for US, 1.0% for Japan and 0.5% for India. The following graphics illustrate the forecasted revenue growth trend in China IT services industry from 2008 to 2013 and IT services spending as a percentage of GDP in 2009.

China IT Services Market Size and Forecast 2008A-2013E	IT Services Spending as a Percentage of GDP 2009E

Source: IDC, IMF.

The China IT services industry remains highly fragmented with over 10,000 IT services companies nationwide. The industry has been consolidating and will continue to consolidate, as customers are increasingly looking to large players with significant and reliable capacity, financial strength and comprehensive and high quality services and solutions.

China Enterprise Applications Market

Overview

Enterprise Applications (EA) market provides full lifecycle support of enterprise software applications including package evaluation and implementation, upgrades and migration, support and maintenance, integration, and enhancements, which enable the users to manage real-time information across the organization and focus on improving business performance and lowering costs. EA includes the following major categories: Enterprise Resource Management (ERM), Supply Chain Management (SCM), Customer Relationship Management (CRM) and other operational applications.

Demand for industry-focused vertical solutions is also expanding the size of the EA market. For example, demand in Manufacturing Execution System (MES), as a supporting manufacturing application, is also growing significantly as China becomes a large and global manufacturing base. Key ERP vendors, such as SAP and Oracle, in an effort to penetrate the broader EA market, are increasingly offering differentiated applications focused on vertical and functional areas such as Business Intelligence, leading to further expansion of the EA market.

EA market comprises EA services and EA software markets. According to IDC, EA services had a market size of US$2.0 billion in 2009 and is projected to reach US$3.6 billion in 2013, with a CAGR of 15.2% from 2008 to 2013. EA software had a market size of US$1.7 billion in 2009 and is projected to reach US$2.8 billion in 2013, with a CAGR of 11.1% from 2008 to 2013.

China EA Services Market Size and Forecast 2008A-2013E	China EA Software Market Size and Forecast 2008A-2013E

Source: IDC.

China ERP Solutions Market

Within the EA market, an Enterprise Resource Planning (ERP) solution is defined as the concurrent adoptions of two or more applications. According to IDC, in 2009, the ERP solutions market was the largest segment of the EA market in China representing a market share of 53.1%. According to IDC’s projection, the worldwide ERP applications market for applications license, maintenance and subscription was US$33.5 billion in 2009 and is expected to grow to US$40.4 billion by 2013, with a CAGR of 4.2% from 2008 to 2013. IDC estimates that the total ERP solutions market in China was US$2.0 billion in 2009 and is expected to reach US$3.6 billion in 2013, with a CAGR of 15.0% from 2008 to 2013.

In contrast to developed countries, where the ERP solutions market is mature and growth has leveled off, there remains high demand for adoption of ERP software and the associated services in China. The market is still at an implementation stage where large enterprises are beginning their multi-year ERP implementation.

ERP solutions market generally comprises two sub-segments including ERP services and ERP software. ERP services took a 60.1% share of the total China ERP solutions market, reaching US$1.2 billion in 2009. According to IDC, the ERP services market in China is expected to reach US$2.3 billion in 2013, with a CAGR of 16.8% from 2008 to 2013. ERP software constituted 39.9% of the China ERP solutions market in 2009. Its market size reached US$0.8 billion in 2009 and is expected to grow to US$1.3 billion in 2013, with a CAGR of 12.4% from 2008 to 2013. The following graphics illustrate the forecast revenue growth trend in China’s ERP services market and ERP software market from 2008 to 2013.

China ERP Services Market Size and Forecast 2008A-2013E	China ERP Software Market Size and Forecast 2008A-2013E

Source: IDC Report.

According to IDC, the SAP-based ERP services market is the largest ERP services market in China, with total market size of US$404.9 million in 2009, representing a market share of 33.9%. Oracle-based ERP services market is the second largest with a market share of 20.7%. China’s SAP-based ERP services market is expected to reach US$724.1 million in 2013, with a CAGR of 15.1% from 2008 to 2013. The following graphic illustrates China ERP services market by software base in 2009 and the revenue growth forecast in China’s SAP-based ERP services market from 2008 to 2013.

China ERP Services Market by Software Base 2009A	China SAP-based ERP Services Market Size and Forecast 2008A-2013E

Source: IDC Report.

ERP Services Providers in China

ERP services market in China is a highly fragmented market with a mixture of global and local services providers. The global service providers such as IBM and Accenture are particularly strong in initial stage projects and well recognized for their superior technical knowledge, as well as high-end consulting skills with perspective on global best practices. However, local providers, including Camelot,

PCITC (a joint venture between Sinopec and PCCW established primarily to service the IT services needs of Sinopec), Neusoft Corporation and Hand Enterprise Solutions Co., Ltd., are usually involved more in developing and maturing stage projects, where deep understanding of local practice as well as strong engineering capabilities are particularly required. The following charts illustrate China’s top four local SAP service providers by services delivery market share and consultant resources in 2009.

China Top 4 Local Direct and Indirect SAP Services Delivery Market Share 2009A	China Top 4 Local SAP Service Provider Consultant Resources 2009A

Source: IDC Report.

Key Barriers to Entry of the ERP Services in China

Access to a large pool of expert resources.  Requirements for ERP service professionals are particularly high given the complexity of ERP services projects. An ERP services professional is always required to have both technical and business knowledge, and requires a significantly longer period of training than software engineers. As a result, shortage of professionals is one of the key market inhibitors in the China’s SAP-based ERP services market.

Scale to service large enterprises.  ERP adoption is an investment made by some of the largest enterprises. These large enterprises tend to select vendors with prior service experience, financial stability and significant scale to service their high demands.

Client relationships.  Managing ERP is a continuous process that extends beyond initial adoption, requiring upgrade, maintenance, training and support services throughout its life cycle. This unique nature of ERP results in strong client loyalty to the ERP services providers.

Brand name.  As ERP deployment is a systematic transformation with significant investment required, most enterprises tend to choose reputable services providers for effective planning, smooth transition and high-quality implementation.

Prior experience in relevant projects.  ERP consultants develop specialized experience through working on projects in particular industry verticals which represent valuable transferable experience when adopted to other relevant projects.

Major ERP Services Buyers in China

Multinational companies, or MNCs.  As China becomes an increasingly important market, many MNCs are exploring opportunities for their respective product offerings or seek low cost resources pool in China. MNCs deploy ERP in their China’s operations to ensure effective global management and most of them use global ERP services providers.

Large Chinese enterprises.  As more and more large Chinese enterprises are listed on international stock exchanges and seeking global expansion, they also increasingly use ERP services to ensure successful deployment of ERP software, and usually have long-term recurring business needs for ERP services.

Small & medium-sized enterprises, or SMEs.  There were about 42 million SMEs in China in 2006, according to National Development and Reform Commission. These SMEs usually receive ERP services from regional and local services providers.

Financial Industry IT Services Market in China

Overview

With China’s continuous economic growth, the financial services industry in China has experienced a sustained period of significant growth and China’s rapid economic growth has also fostered demand for more varieties of financial products and more complex banking services. As a result, financial institutions in China are increasing their IT spending in order to manage their growth and the increasing complexity of their businesses.

China’s financial service industry is distinguished from most developed countries in its structure, product offering, customer requirements, services demand, and transactions volume. The regulatory environment for financial institutions is also evolving and the Chinese government continues to introduce new requirements and standards. Therefore, the Chinese financial institutions require specialized IT solutions and services that can be best provided by local IT services providers with in-depth knowledge of the local market and regulatory environment.

Furthermore, as financial institutions focus on improving business efficiency and risk management, their overall IT spending is moving from hardware to customized software and service solutions.

IT Solutions Market for Banking Industry in China

According to IDC, China’s total spending on banking IT solutions was approximately US$1.0 billion in 2009 and is expected to increase to US$2.0 billion in 2013, with a CAGR of 18.5% from 2008 to 2013.

China Banking IT Solutions Market Size and Forecast
2008A-2013E

Source: IDC, “China Banking Industry IT Solutions 2009-2013 Forecast and Analysis.”

The banking IT solutions market includes the following major categories: business solutions (such as core business, intermediary business), channel solutions (such as channel management and internet banking), management solutions (including enterprise resources management, or ERM, and CRM), and other solutions. The chart below sets forth China’s banking IT solutions spending by category in 2009:

China Banking IT Solutions Market Segment
2009A

Source: IDC, “China Banking Industry IT Solutions 2009-2013 Forecast and Analysis.”

IT Solutions Market for Insurance Market in China

China’s insurance industry IT spending is currently small but represents a fast growing component within financial services IT sending, and is expected to continue to grow over the next few years. According to IDC, the total insurance industry IT solutions market reached US$159.7 million in 2009, an increase of 15.6% from 2008. From 2008 to 2013, this market is expected to grow from US$138.1 million to US$322.7 million, representing a CAGR of 18.5% from 2008 to 2013. Among all the major solution segments, life insurance core business solutions are projected to grow from US$46.1 million in 2008 to US$101.9 million in 2013, representing a CAGR of 17.2% from 2008 to 2013.

BUSINESS

Overview

We are a leading domestic provider of enterprise application services and financial industry IT services in China, and we focus on enterprises operating in the Chinese market. According to IDC, we are the largest domestic provider of SAP-based ERP services in China as measured by 2009 revenue. Our flexible delivery model also allows us to provide IT services to other areas of the Asia-Pacific region, including Taiwan and Japan, which we believe further distinguishes us from our competitors.

We focus on providing services at the higher end of the IT value chain. Our primary service lines are:

•	enterprise application services, or EAS, which primarily consist of (i) packaged software services for leading ERP software packages, and (ii) software development and maintenance services; and

•	financial industry IT services, or FIS, which primarily consist of software solutions, system support and maintenance, as well as IT consulting services for the financial industry.

We provide services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education. We provide our services to enterprise customers directly as well as indirectly through international IT service providers such as IBM, Accenture and HP. We have enjoyed strong business relationships with IBM and Accenture since 2000 and with HP since 2002. As part of our long-term collaboration with IBM, we have entered into a number of strategic initiatives, including the joint development of a service delivery center focused on enterprise application software and services. After working with us for a number of years, IBM became one of our shareholders in December 2007. Our other major clients include industry leading companies such as Hitachi, NRI, Sinopec (through PCITC) and Lenovo. We have been granted a number of awards, including the Best Business Model Innovation Enterprise Award in China’s Software Industry and Outstanding Solution in Financial Information Development of China’s Software Industry, both jointly awarded by the Chinese Software Industry Association and China Information World in June 2008.

We deliver a majority of our services to our customers on-site through our professionals based in Beijing, Shanghai, Dalian, Zhuhai, Nanjing, Taipei and Tokyo, as well as through our professionals based in Kunshan and Jiaxing which primarily support our Shanghai operations. In addition, we manage a number of dedicated delivery teams to service our Japan-based customers from our facility in Dalian. As of March 31, 2010, we had 2,474 IT professionals. The scale of our operations enhances our ability to execute multiple large and specialized projects, and facilitates our monitoring and management of additional project. In addition, we maintain a proprietary database of more than 9,000 qualified IT professionals, which provides us with a highly scalable delivery capacity to address our customers’ needs and to maintain high productivity. We were named one of China’s Top Employers in 2007 by Corporate Research Foundation, an independent research firm.

Since the establishment of our company, we have grown significantly through organic growth. Since 2006, we have also made a number of strategic acquisitions that expanded our presence in China and the Asia-Pacific region. In 2007, 2008 and 2009, our net revenues totaled US$51.4 million, US$90.8 million and US$118.0 million, respectively, representing a CAGR of 51.5%. During the same periods, our net income attributable to Camelot Information Systems Inc. totaled US$7.3 million, US$9.3 million and US$13.0 million, respectively, representing a CAGR of 33.2%. For the three months ended March 31, 2010, our net revenues and net income attributable to Camelot Information Systems Inc. totaled US$35.3 million and US$1.0 million, respectively. Excluding share-based compensation, acquisition-related intangible amortization, gain from extinguishment of liability, postponed initial public offering costs, and changes in fair value of contingent consideration, our non-GAAP net income attributable to Camelot Information Systems Inc. would have been US$8.8 million, US$11.6 million and US$18.4 million for 2007, 2008 and 2009, respectively, representing a CAGR of 45.0%. For the three months ended March 31, 2010, our non-GAAP net income attributable to Camelot Information Systems Inc. would have been US$3.4 million. For a reconciliation of our non-GAAP net income attributable to Camelot Information System Inc. to the U.S. GAAP net income attributable to Camelot Information System Inc., see footnote (3) on page 7 of this prospectus.

Competitive Strengths

We believe the following strengths distinguish us from our competitors and enable us to capitalize on the projected growth in China’s IT services and solutions industry.

Leadership in China’s fast-growing enterprise applications market, including in the high-end SAP-based ERP segment, with a recognized brand name

Our enterprise application services business focuses on providing SAP-based ERP services because of the relatively high margin that this business offers. According to IDC, ERP services is the largest category of the ERP solutions in China and SAP-based ERP services is the largest in China’s ERP service market. According to IDC, we are the largest domestic provider of SAP-based ERP services in China, including both direct and indirect service providers, as measured by 2009 revenue. Our leadership in China’s domestic enterprise application services market is significantly attributable to our in-depth understanding of China’s IT infrastructure and business practices acquired over more than 15 years of service to enterprises operating in the Chinese market.

We complement our domain expertise with an extensive experience in working with end customers across a wide range of industries including resources and energy, manufacturing and automobile, technology, as well as retail, consumer and transportation. Our industry-specific experience, combined with domain expertise, has enabled us to develop a comprehensive range of highly tailored services and solutions that differentiate ourselves from our competitors. In recognition of our efforts, we were awarded Best Business Model Innovation Enterprise Award in China’s Software Industry and Outstanding Solution in Financial Information Development of China’s Software Industry, both jointly awarded by the Chinese Software Industry Association and China Information World in June 2008.

Strong position in mission critical software solutions in China’s fast-growing financial IT industry

We are a leading provider of mission critical software solutions such as teller or branch systems, anti-money laundering and fraud prevention software and data center services to the financial services industry. For example, many of the largest financial institutions in China are our customers, including the People’s Bank of China, all of China’s state-owned commercial banks, two of China’s three policy banks and all 12 national commercial banks. In addition, according to IDC, Agree, is the second largest intermediary business solutions provider by 2008 market share. Intermediary business solutions include third-party custody, bank-insurance links, and agent charges and payment services. Agree became our wholly owned subsidiary in July 2009.

Our reach in the financial services industry also extends to Taiwan, where, through Harmonation, we provide mission critical software solutions such as image solution and business process management application services to 33 of the 37 Taiwan commercial banks. Our capabilities in serving financial institutions in Taiwan has strengthened our industry knowledge in the financial services industry and further distinguishes us from our competitors in China. Furthermore, as the level of cross-strait financial and business activities increases, we are well-positioned to capture opportunities by capitalizing on our experiences and contacts in both regions.

Scalable delivery capacity with a large pool of qualified professionals

We are China’s largest SAP-based ERP service and resource provider with 541 SAP consultants as of December 31, 2009. The scale of our operations enhances our ability to execute multiple large and specialized projects, and facilitates our monitoring and management of additional projects. In addition, through our proprietary database, we have access to a pool of over 9,000 qualified IT professionals in China with a broad spectrum of technical expertise and qualifications. This pool of professionals provides us with a highly scalable delivery capacity to address our customers’ needs and maintain high productivity. Due to this high productivity, our IT professionals rapidly accumulate their knowledge base to further enhance their operating efficiency.

We believe all these factors have helped us enhance our operating efficiency over time. In 2007, 2008 and 2009 and for the three months ended March 31, 2010, our net revenues per employee (as calculated based on the simple average number of employees at the beginning and end of each period) totaled approximately US$38,800, US$51,300, US$48,000 and US$12,200, respectively.

Established relationships with leading international IT service providers and enterprise customers

We have established relationships with the leading international IT service providers such as IBM and Accenture, which provide us with a significant competitive advantage in penetrating into large multinational and domestic enterprises. We believe that our relationships are attributable to our scalable delivery capacity and our ability to recruit, retain and train professionals. Our key strategic relations are:

•	IBM. We have maintained a strong relationship with IBM for the past 12 years. We were selected by IBM in its first Service Provider Program (SPP) in 1998 and then in 2003 as its first, and now its largest, Core Services Provider (CSP) in Greater China. Recently, in 2009, we were selected by IBM as its Asia Pacific IT provider. As part of our cooperation with IBM, we have entered into a number of initiatives, including the joint development of a service delivery center focused on enterprise application software and services. This long-term relationship has allowed us to work closely with IBM Global Services (IGS) on application as well as infrastructure projects. IBM became one of our shareholders in December 2007.

•	Other international IT service providers. We have enjoyed strong business relationships with other leading international IT service providers such as Accenture since 2000. In 2003, we were selected as Accenture’s solutions partner, where we have focused our collaboration in the automobile, electric power and petroleum industries and provided solutions to many large Chinese state-owned enterprises. Our other notable international IT service provider relationships include HP, Capgemini, Computer Sciences Corporation and Ernst & Young.

•	Enterprise customers. We have placed great emphasis on developing direct relationships with large enterprises with high business potential. As a reflection of this effort, we have built direct customer relationships with enterprises in a variety of industries, including more than six years with Sinopec through PCITC, and eight years with Bank of Communications through Agree. As our service offerings continue to grow, we expect to expand our relationship into new businesses.

Our established relationships with these blue-chip companies have contributed to a relatively high percentage of revenue from recurring businesses from these accounts and helped us secure new businesses.

Track record of rapid and profitable expansion

We have historically achieved rapid growth, which is primarily attributable to organic growth resulting from strong execution capabilities, complemented by successful acquisitions. In recent years, as part of our growth strategy, we have focused our efforts in maintaining a high win rate on potential projects and utilization of our professionals. As a result of our efforts, in 2007, 2008 and 2009, our net revenues totaled US$51.4 million, US$90.8 million and US$118.0 million, respectively, representing a CAGR of 51.5%. During the same periods, our gross profit totaled US$15.8 million, US$26.6 million and US$36.0 million, respectively, representing a CAGR of 51.2%. For the three months ended

March 31, 2010, our net revenues and gross profit were US$35.3 million and US$8.8 million, respectively.

Disciplined acquisitions of strategic businesses

We actively seek acquisition targets to complement our existing business. Furthermore, due to our market leadership in our existing businesses, we are an attractive partner to our choice of industry targets, and can be highly selective in making acquisitions. In general, we select targets that complement our existing business and can be easily integrated. Our acquisitions have strengthened our industry knowledge, diversified our service offerings and expanded our customer base. For example, our acquisition of Bayshore, Hwawei, VLife, Agree and Tansun have significantly strengthened our financial industry IT services offering. Similarly, our acquisition of Red River Valley enabled us to gain access to its domain expertise and customer base in the steel manufacturing industry. The acquired industry knowledge, service capability and customer base enhance our ability to conduct additional cross-selling activities.

Management team with complementary blend of extensive international experience and local market intelligence

We are led by a strong management team with diverse and complementary backgrounds in areas such as IT, finance, operations, and sales and marketing. The senior management members are pioneers in China’s IT services industry with an average of 20 years of industry experience both internationally and in China. Our co-founder, chairman and chief executive officer, Mr. Yiming Ma, has more than 20 years’ software and IT services experience, including eight years of experience working with IBM in Silicon Valley as a software designer. Our other co-founder and chief operating officer, Ms. Heidi Chou, graduated from Stanford University’s MBA program and worked with IBM in the United States from 1984 to 1991 in a variety of management positions in sales, marketing, project management and product development. Our chief financial officer, Mr. Gordon Lau, has previously served as the chief financial officer of China-focused public and private companies and has been involved in successful overseas initial public offerings. Our chief technology officer, Mr. James Roh, has over 25 years of relevant experience, including as a chief information officer of a leading Taiwan-based financial institution and as the chief technology officer of IT services companies.

Our senior management members have capitalized on their extensive international and local working experience to effectively apply international best practices and the latest international trends in technology and management to our business operations.

Business Strategy

Our goal is to become the market leader in each of the IT services and solutions markets in China that we address. To this end, we intend to continue to:

Broaden service offerings

Our ability to deliver an extensive service offering expands our addressable market and is a key value proposition to our customers. To maximize operational efficiencies, our customers seek comprehensive, integrated solutions that can manage all aspects of large and complex operations. In addition, large enterprises seek to minimize the number of vendors they manage. To meet these needs, we will continue to expand our service offering to provide end-to-end solutions of customized software, onsite and offsite services, training and maintenance.

When selecting new areas of expansion, we evaluate customer feedback, benchmark industry standards, analyze emerging technologies and leverage existing capabilities. For example, in our financial industry IT services business, we will seek to capitalize on our successful teller systems business to offer comprehensive solutions that automate branch operations.

Expand delivery channels

Building on the success of our existing relationships with international IT service providers, we intend to enter into additional cooperative programs with other leading IT service providers. Through this indirect channel, we gain access to additional large enterprise customers.

In addition, we will enhance our market reach by building alternative delivery models for our services. For example, we intend to implement a remote delivery model by collaborating with domestic IT service providers in mid-sized and smaller cities of China to access new customers. Under this model, the domestic service provider performs sales and onsite support, while we deliver core technology, domain expertise and high-end services from our locations. As compared to our traditional model of onsite delivery, we believe that this remote delivery model will enhance our ability to penetrate into emerging markets and provide cost-effective services to customers.

Capitalize on cross-selling opportunities

As our businesses continue to expand through organic growth and acquisitions, we intend to capitalize on the cross-selling opportunities that are created across various customers, industry verticals and geographies. As part of this effort, we have established a cross-business unit task force comprised of management-level employees to identify and capture cross-selling opportunities. For example, Bayshore has successfully referred customers and provided support to customer communication to Tansun, which resulted in Tansun winning a testing service contract from one of the state-owned banks of China. In addition, we have also leveraged our experience in working with Taiwanese commercial banks and life insurance companies to customize and implement relevant industry applications and development services for Chinese customers.

Attract, retain and motivate qualified employees

We seek to continue to attract, train and retain a large number of talented individuals. We will continue to leverage and expand our database to recruit qualified professionals in the industry. In addition, we have developed, and seek to develop other, joint training programs with China’s leading universities to provide training to full-time students. Graduates of these programs, who represent the majority of our new graduate hires, have acquired key skills and training, which reduces the time and resources associated with on-the-job training programs. Upon joining us, our employees are able to work with many of the high profile clients that form our customer base, which contribute significantly to our employees’ work satisfaction. We will seek to attract, retain and motivate our employees further by refining our merit-based compensation structure, which consists of a balanced mix of cash and stock options, as well as the promotion guidelines within our company.

Pursue strategic acquisitions that complement our growth strategy

We believe that China’s highly fragmented IT services market presents significant opportunities for consolidation. By leveraging our experienced management team and strong brand, we target and attract leading players in markets which complement our existing businesses. We have completed a number of such strategic acquisitions and have effectively integrated these acquired businesses. Our strategy is to continue to implement our disciplined acquisition approach to diversify our service offerings, increase market share and profitability, and maximize shareholder value.

Enhance and streamline solution development

We believe that our ability to develop new solutions rapidly and cost-effectively is key to driving growth and maintaining our competitive advantage. To that end, we continue to develop proprietary new solutions for existing customers and targeted industry verticals. We are consolidating our solutions development efforts to a dedicated development center in Huaqiao, Jiangsu province. As a result, our solution development professionals can work together closely and efficiently to establish an optimal environment for knowledge sharing.

Our Services

We provide our services primarily through two service lines: enterprise application services and financial industry IT services. The following table sets forth our net revenues by service line for the periods indicated.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentage)

Enterprise application services	44,344	86.3%	65,266	71.9%	79,423	67.3%	14,350	69.9%	25,005	70.8%
Financial industry IT services	7,036	13.7	25,506	28.1	38,580	32.7	6,172	30.1	10,307	29.2

Total net revenues	51,380	100.0%	90,772	100.0%	118,003	100.0%	20,522	100.0%	35,312	100.0%

Our enterprise application services business has historically been our largest service line. In recent years, we have significantly expanded our financial industry IT services business through both organic growth and acquisitions.

Enterprise Application Services

Our largest service line, enterprise application services, largely consists of two main types of services: (i) packaged software services and (ii) software development and maintenance services.

Packaged Software Services

We provide a wide range of implementation, customization and support services for packaged software systems to enterprise customers, with a focus on ERP software packages. Our packaged software services have a wide range of coverage in terms of both industries and applications. We have served clients and accumulated domain expertise in resources and energy, technology, manufacturing and automobile, as well as retail, consumer and transportation. We provide services for systems ranging from traditional ERP systems such as those offered by SAP and Oracle to new dimension applications such as customer relationship management, business intelligence, supply chain management, integration tools and manufacturing supply execution.

Packaged software systems purchased off-the-shelf generally require implementation prior to use. The system implementation process generally consists of installation of hardware and software, customization, test and documentation, configuration, training and delivery. A team with strong and relevant technical background, business expertise to match system functions and business processes, and deep understanding of implementation methodology is required to accomplish these tasks within the schedule and budget. In addition, the process of implementing, customizing and supporting a packaged software system poses significant challenges to organizations and may take several years. As a result, large enterprise organizations generally outsource such implementations to third-party IT service providers such as our company.

We have historically focused on SAP-based ERP services. According to IDC, we are the largest domestic SAP-based ERP service provider in China as measured by 2009 revenues, and we had the largest number of SAP professionals in China in 2009. We began providing services on SAP software package systems in 2001. As of December 31, 2009, we had 541 SAP professionals. We are certified vendors to many of the major international IT service providers such as IBM and Accenture. We have further strengthened our relationship with IBM through a number of initiatives. For instance, in March 2008, we entered into agreement with IBM to jointly build and operate a dedicated IBM center focused on SAP implementation for three years. Under the agreement, IBM has an option to purchase the delivery center subject to certain conditions. See “— Customers — Customer Contracts — IBM

Delivery Center Agreements.” After working with us for a number of years, IBM became one of our shareholders in December 2007.

As a result of our acquisition of Triumph Consulting and its subsidiaries, we have further strengthened our expertise in consulting services and expanded our customer base of mid-sized companies. In addition, through our acquisition of Red River Valley, we gained access to its domain expertise and customer base in the steel manufacturing industry, which we believe is a key step to our goal of expanding into the automobile industry in China.

Service Offerings

Packaged software services can be broadly divided into implementation services and maintenance services. Historically, a majority of our net revenues in the packaged software service business were derived from implementation services. We expect demand for our implementation services to remain strong. In addition, as a result of our market position in implementation services, we believe that we are also well positioned to capture recurring revenues from maintenance services.

Our packaged software implementation services primarily consist of the following:

•	Packaged software integration. We work with providers of packaged software to install and integrate these packages with our customers’ existing computer systems and with various Internet applications to meet the individual needs of our customers. ERP systems are built with the purpose of tightly integrating processes within an enterprise such as planning, manufacturing, sales, marketing, inventory control, customer service, finance and human resources. Our ERP integration services enable these systems to communicate with each other as well as the organization’s data warehouse, any custom-developed enterprise systems or legacy applications. Our integration services help our customers manage cost by reducing or eliminating duplicate data entry and time spent reconciling discrepancies between different systems. Our ERP integration services also enable our customers to streamline business processes and improve data access in support of data-based decision making.

•	Solution design. Our professionals assist our customers in the design of application configuration options, detailed business procedure documentation, customized extensions, interfaces and data conversions. In addition, we help our customers identify process and organizational changes required for the implementation of ERP systems.

•	Technical configuration and customization. We provide configuration services to customers to match the ERP software package with the customers’ existing business processes. Further, we provide customization services to extend the use of the ERP system or change its use by creating customized interfaces and underlying application code.

•	Training. In connection with the implementation of a system, we provide training to the various members of the customer’s staff, such as network specialists and end-users to help them acquire the required ERP application knowledge and skills.

•	Project management. We provide customer side project management for IT projects, starting from defining the scope, quality, time and cost considerations of the projects. For the duration of the projects, we provide systematic controlling, risk management, quality assurance and sub-contractor management. Our experts have the required IT specific knowledge on managing complex projects and achieving project goals.

•	Quality assurance and testing. We assist our customers in planning, scripting, executing and monitoring system and stress tests to see if the expectations of the end customers, defined in service level agreements, will be met. For each particular customer, we focus on developing a framework for ongoing testing in order to seek continuous improvement in the predictability of our customer’s internal systems.

We seek to increase our revenue from maintenance services as a percentage of our revenues from the packaged software implementation service line by capitalizing on our strength in implementation services. Our packaged software maintenance services primarily consist of (i) maintenance and production support services, and (ii) infrastructure management.

•	Maintenance and production support. We provide maintenance services for our customers’ ERP and other large software systems that cover a wide range of technologies and businesses. Our approach to software maintenance focuses on long-term functionality, stability and preventive maintenance. This approach, coupled with our quality processes, allows our customers to reduce recurring maintenance costs. We generally perform maintenance work at our development centers using secure and redundant communication links to our customers’ systems.

•	Infrastructure management. To address our customers’ specific requests to provide infrastructure and technology support, we provide solutions and services which range from routine maintenance of software to complex security solutions. Our services include administration, infrastructure management, migration, upgrades, configuration, backup, security management, performance management, operations monitoring and consolidation services for a variety of operating systems and platforms.

In addition to packaged software implementation and maintenance services, we also provide IT consulting services such as IT infrastructure assessment and technology roadmap development.

In 2007, we became one of the first packaged software service providers to establish a solution-based customer relationship management “competence center” to meet the growing demands of customers seeking packaged software solutions rather than services on particular software package systems. We continue to develop additional competence centers focusing on human resources, business intelligence, integration and manufacturing execution systems in response to client needs. In addition to better serving the needs of our customers, we believe that the competence centers enhance the skill-set of our professionals, increases our flexibility in allocating resources and maintains a level of challenge and work satisfaction among our professionals.

Case Studies

Client A.  Our client is a leading global personal computer manufacturing company listed on the Hong Kong Stock Exchange.

Client’s Project Requirements.  The client required migration of its operating applications systems from a local company to an international company to address its business needs of transforming its local operation to a global one. The client decided to replace its existing application solutions by using SAP solutions to improve the management of their global operations. This business and IT transformation provided great challenges, including culture differences, operation ideology conflict, fast evolving business requirements, communication difficulties, decentralized project teams and technical complexity.

Our Solutions.  We have become involved in the client’s SAP implementation and upgrade project since April 2006. The functional areas covered include financial accounting, cost control, materials management, sales and distribution, production planning, business warehouse, customer relationship management, data conversion, exchange infrastructure, Portal, ABAP programming and Basis modules. During the peak times of this project, we had 130 professionals working on the project. The first phase of the SAP application rollout was completed on time with the global launch in October 2006.

Current Relationship with Client.  Through our professional services provided, we have solidified our relationship with the client. The client continues to engage us for their global SAP rollout projects. There will be continuous system implementation, upgrade and maintenance requirements from their side and we expect to be the main service provider for these services throughout the coming years.

Client B.  Our client is the IT services subsidiary of one of China’s largest state-owned companies.

Client’s Project Requirements.  In the beginning of 2002, our client’s parent company officially kicked off its SAP implementation project with an estimated total investment amount of US$200 million. The project was divided into two phases where, as a first phase pilot program, ERP modules were implemented into four of the parent company’s subsidiaries. The second phase involved implementing ERP modules into the parent company’s entire organization, an overall process that was completed in 2007. At the time, it was the largest SAP implementation project ever in China and required a large team of experienced SAP professionals.

Our solutions.  Given our extensive industry experience, unparalleled workforce and sterling reputation, we were chosen as one of our client’s lead service providers. The SAP project has since been rolled out to approximately 70 locations nationwide where we have worked with our client to successfully complete both phases and we continue to work with our client and their parent company to maintain and upgrade the modules. We have assigned project managers and delivery teams to both phases of the project and helped our client build a strong internal team.

Current Relationship with Client.  The client has recognized our invaluable contributions to its parent company’s SAP implementation project and we have continued to collaborate with our client on subsequent projects. For example, as of March 31, 2010, we still had 74 IT professionals working with the client’s team, including providing support, maintenance, enhancements and function extension. We continue to be one of our client’s lead service providers and will continue to collaborate with our client in the coming years.

Software Development and Maintenance Services

We offer a wide range of software development and maintenance services based on existing and emerging technologies that are tailored to meet the specific needs of our customers. In addition, we provide business process outsourcing services and technology infrastructure support services. We have expanded our capabilities in this service line significantly in recent years, particularly through our acquisition of Dalian Yuandong Digital Co., Ltd., or Dalian Yuandong, in January 2006. Dalian Yuandong had a strong customer base of Japan-based IT service providers such as NRI and corporations such as Hitachi. With approximately 290 professionals at the time of acquisition, Dalian Yuandong delivered its services through its dedicated delivery teams as well as on a project basis. Dalian Yuandong has been qualified as a Capability Maturity Model, or CMM, Level IV company. CMM is a service mark and refers to a development model elicited from actual data. CMM has been superseded by CMMI, though CMM continues to be a general theoretical process capability model used in the public domain.

In addition to the Japan-based customers serviced by Dalian Yuandong, IBM has been a significant customer of the software development and maintenance services provided by our professionals in Beijing and Shanghai. As of March 31, 2010, we had 822 professionals in software development and maintenance services, consisting of 346 in Dalian, 246 in Beijing, 158 in Shanghai and 72 in other locations.

Our professionals are qualified and certified software professionals with extensive experience in legacy and emerging technology areas, such as Java development, net development, mainframe development database and enterprise application integration.

Service Offerings

Our software development and maintenance services primarily consist of (i) application development and maintenance services, (ii) project engineering services, and (iii) quality assurance and testing services:

•	Application development and maintenance services. We provide application development and maintenance services to end customers. These services primarily involve designing, developing and implementing customized IT solutions for a variety of business processes and requirements. Our solution implementations range from single-platform, single-site systems to multi-platform, multi-site systems. A project may involve developing a new application, customizing packaged software, enhancing the capabilities of existing software applications and upgrading a legacy solution both to suit the newer technology environments and to enhance the lifetime of such applications. Our development projects may involve one or more stages of software development, including definition, prototyping, architecting, designing, piloting, programming, testing, installing and subsequent maintenance. In addition, we provide maintenance services for large software systems, including modifications and enhancements to the business functionality as well as production support to facilitate around-the-clock availability of applications across multiple geographies and encompassing diverse technologies. We interact with our customers to map new functionalities and enhance the application systems to cater to their business needs.

•	Product engineering services. We provide product engineering services to software developers. We offer a variety of solutions based on the needs of our software development customers. Our professionals may be involved in every stage of the software product development cycle for customers, including developing product features and concepts, prototyping, developing technical requirements, designing, coding, testing and upgrading.

•	Quality assurance and testing services. We offer end-to-end validation solutions and services including enterprise test management, package assurance, performance benchmarking, test automation and product certification. These services are designed to evaluate the efficiency of our customers’ technology systems against criteria specified by our customers. For each particular customer, we focus on developing a framework for ongoing testing in order to seek continuous improvement in the predictability of our customers’ internal systems. Our service professionals are trained in leading test management tools from developers such as Mercury Interactive and IBM-Rational.

Case Studies

Client A.  Our client is a leading IT and management consulting services company in Japan.

Client’s Project Requirements.  The client sought an offshore software development company to do customization and migration of the accounting legacy system for a global retail chain store. The existing legacy system resulted in excessive paperwork and was out of pace for the chain store’s fast expansion. The goal of the customization and migration project was to create a paperless system to complement the store’s global growth strategy.

Our Solutions.  Since 2002, we have assembled a team of more than 50 multi-lingual consultants for this project. The team was led by experienced project managers and architects who were based in China. Capitalizing on our software development capabilities and offshore delivery model, we worked seamlessly with the client and its customers in Tokyo. During the five-year project implementation period, we applied COBOL, ASP.NET, Pro*C and other traditional and contemporary tools to make the new system web-enabled, global-reaching and paperless, as well as added new features such as online shopping.

Current Relationship with Client.  Due to the success of the project, we have become one of the client’s top choices for offshore software development. Currently we maintain a very stable relationship with the client, with an average workload of approximately 50 man-months per month.

Financial Industry IT Services

We provide a wide range of services and solutions along the IT value chain to our financial industry customers, including (i) software solutions, (ii) system support and maintenance, and (iii) IT consulting services. We established our financial industry IT services business in 2002 to meet the special and growing needs of our financial industry customers. We significantly expanded the capabilities of our financial industry IT services with the following acquisitions since 2006:

•	In January 2006, we acquired Bayshore, which has significantly expanded our mainframe system support and maintenance capability. Bayshore has been providing support and maintenance services of mainframe operating systems for many of the largest commercial banks in China, including China Construction Bank and other banking customers. Founded in September 2003, Bayshore had 33 professionals at the time of acquisition.

•	In January 2007, we acquired Hwawei, a Taiwan-based IT services company focusing on specialized applications software implementation and development services for the financial industry customers in Taiwan. Hwawei has established long-term relationships with a number of Taiwan’s largest banks and other financial services companies such as Chinatrust Financial Holding Co., Ltd., Taishin Financial Holding Co., Ltd., Fubon Financial Holding Co., Ltd. and Jih Sun Financial Holding Co., Ltd. Hwawei has particular strength in performing system analysis and programming services based on a variety of leading international banking applications software systems. Founded in 2001, Hwawei had approximately 50 professionals at the time of acquisition.

•	In April 2008, we acquired VLife, which focuses on providing application software development and implementation services to life insurance companies in Taiwan by incorporating specific regulations, actuarial requirements and industry prerequisites. VLife has undergone three updates in its software in the last 10 years, closely integrating the latest business rules and techniques into its software systems and implementing various life insurance products in Asia. Founded in 1997, VLife had 110 professionals at the time of acquisition.

•	In April 2008, we acquired Yinfeng, which provides mission critical banking risk management and internal auditing solutions, including the development of anti-money laundering systems, in China. Capitalizing on Yinfeng’s direct customers base that includes 80 second tier banks in the PRC, we intend to seek large business process outsourcing projects from banks and provide strong coverage of those second tier banks with advanced banking solutions. Founded in 2000, Yinfeng had 94 professionals at the time of acquisition.

•	In July 2008, we acquired 85.47% equity interest in Harmonation, which provides image solution and business process management application services to financial services companies in Taiwan to enhance operational efficiency, minimize storage costs and reduce paper expenses. Harmonation is one of the largest providers of bank image processing services in Taiwan and serves 33 of the 37 Taiwan commercial banks. Founded in 1984, Harmonation had 108 professionals at the time of acquisition.

•	In July 2009, we acquired 100% equity interest in Agree, which develops financial software platforms, comprehensive solutions for automated integrated branch operations and financial application software solutions to its clients in the financial services industry in China. According to IDC, Agree is the second largest intermediary business solutions provider by 2008 market share, which includes third-party custody, bank-insurance links, financial management sales and registration and ownership transfer. Founded in 1997, Agree had 325 professionals at the time of acquisition.

•	In December 2009, we acquired 100% of Tansun which provides core business and enterprise application solutions and services for the financial services industry in China, including the consultation, design, development, implementation, testing and maintenance for key functions, such as corporate loan, risk management, supply chain financing, commercial loan, cash management, and internal collaboration and workflow. Founded in 2003, Tansun had 305 professionals at the time of acquisition.

Our financial industry IT services business had a total of 1,084 professionals as of March 31, 2010.

Service Offerings

Our financial industry IT services primarily consist of the following:

•	Software solutions. We design, develop, implement and maintain customized IT solutions software for our financial industry customers to meet certain customer-specific demands. Our software solutions service offerings include the following areas:

•	intermediary business solutions for commercial banks, including teller/counter systems, channel management solutions, payment and settlement solutions, and front end communication exchange midware;

•	key function systems for commercial banks, including corporate loan, commercial loan, supply chain financing, cash management, as well as internal collaboration and workflow;

•	check image processing services for commercial banks;

•	core life insurance solutions;

•	risk management and anti-money laundering systems for banks;

•	application localization and customization;

•	data transformation and verification; and

•	help desk support and production support.

•	System support and maintenance. We provide support and maintenance services of mainframe operating and database systems, such as IBM’s operating system and its sysplexes and subsystems, which are used by our financial industry customers. Our system software support and maintenance service offerings include the following areas:

•	maintenance of core banking systems, international banking systems, mutual fund systems, and credit card systems;

•	system installation and customization;

•	system performance health check and investigation of performance issues;

•	system performance tuning;

•	evaluation of longer-term capacity needs and recommendations on the architecture of new applications based on performance expectations;

•	system and application emergency support;

•	installation and maintenance of performance measurement tools; and

•	installation and maintenance of program temporary fix packages.

•	IT Consulting. We capitalize on our domain expertise and knowledge base in the financial services industry to provide consulting services by teaming with international IT service providers such as IBM and Accenture. Our consulting services seek to provide businesses with the flexibility and capability to respond to their customers’ needs on a timely basis. Our consulting service offerings include the following areas:

•	business process re-engineering;

•	Basel II risk management;

•	CRM;

•	financial services logical data model; and

•	system conversion/cut-over.

Case Studies

Client A.  Our client is one of the four largest commercial banks in China.

Client’s Project Requirement.  The client required mainframe application maintenance services for the operation system at its three main data centers. The principal services included daily maintenance of mainframe operation systems, performance analysis and monitoring, problem resolution and technical support services at various stages of the client’s business cycle.

Our Solutions.  We believe we are among a highly selective number of companies in China capable of reading mainframe application dumps and providing problem determination and analysis services to the client for both current and pre-rollout mainframe application systems. We assisted the client in solving problems arising when running business applications, providing suggestions for solutions and performance optimization, and supporting critical application changes. In the case of major problems whose cause is difficult to determine, such as CICS Storage Violation, SOS, serious transaction abend, CICS abnormal breakdown, DB2 deadlock, we provided in-depth analysis, determined the root cause and proposed the solutions. To better serve the client, our technical team was built with industry experts having over eight years of experience in banking mainframe systems. We have deployed a minimum of two technical professionals at each data center and provided 24/7 support services.

Current Relationship with Client.  Through the provision of our professional services, we were recognized by our client for our depth of experience in banking systems and technical knowledge in mainframe-related fields. Since 2003, the client has continued to engage us for their mainframe application maintenance services. We have been one of the key mainframe service providers of the client.

Client B.  Our client is one of the largest national commercial banks in China.

Client’s Project Requirements.  The client sought a solution to the traditional front-end teller system where each teller system was limited to a single operating system. The principal project was to create an integrated front-end teller system that could consolidate multiple operating systems into a single front-end teller. By purchasing our products and services, the client was able to restructure its teller system and network, improve its operations, maintenance, monitoring and upgrade its branches.

Our Solutions.  Since 2005, we have been servicing the client’s front-end teller systems and related services in all of its branches in China, including upgrading our client’s teller interface to a multimedia graphic version in 2007 and enhancing the client’s system integration capabilities and consolidating multiple operating systems into a single front-end teller system. For instance, we consolidated the client’s multiple business operating systems (e.g., accounting system, intermediary business and identity verification system) into a single front-end teller system. In addition, we provide after-sales service to our client, including installation, maintenance, periodic updates and major system upgrades every two to three years.

Current Relationship with Client.  We have acted as our client’s exclusive contractor for its front-end systems in China for the past five years, and in 2009, we successfully entered into its Hong Kong market. Through our close relationship over the past five years, our client has developed the utmost confidence in our products and services capabilities and we endeavor to continue our successful cooperation going forward.

Delivery of Our Services

We provide a significant majority of our services on-site through our IT professionals based in Beijing, Shanghai, Dalian, Zhuhai, Nanjing, Taipei and Tokyo, as well as through our professionals based in Kunshan and Jiaxing which primarily support our Shanghai operations. We had 1,346, 1,757, 2,454 and 2,474 IT professionals as of December 31, 2007, 2008, 2009 and March 31, 2010, respectively. The following table sets forth, as of December 31, 2009 and March 31, 2010, the number of our professionals by the location in which they are based.

	As of December 31,		As of March 31,
	2009		2010
	Number of		Number of
	IT Professionals	% of Total	IT Professionals	% of Total	Services and Solutions Provided

Beijing	1,282	52.2%	1,209	48.9%	all service lines
Shanghai	490	20.0	430	17.4	all service lines
Dalian	329	13.4	346	14.0	enterprise application services
Taipei	199	8.1	189	7.6	financial industry IT services
Kunshan	—	—	105	4.2	enterprise application services
Jiaxing	16	0.7	81	3.3	enterprise application services
Zhuhai	77	3.1	58	2.3	financial industry IT services
Tokyo	39	1.6	38	1.5	enterprise application services
Nanjing	16	0.7	18	0.7	enterprise application services
Yantai	6	0.2	—	—	enterprise application services

Total	2,454	100.0%	2,474	100.0%

On-site teams.  Many of our customers require the presence of our project teams on their premises, particularly for mission critical or high-end projects. The customer’s team and our project team collaborate to develop services tailored to our customer’s specifications.

Off-site delivery.  We believe that a key success factor in meeting our customers’ needs is our physical presence near the customers. Accordingly, we have established off-site delivery teams and facilities in our major markets, including Beijing, Dalian, Shanghai, Taipei and Tokyo. We largely service our Japanese clients from Dalian, which is generally considered a city with significant economic ties to Japan. We believe our off-site delivery capabilities allow us to respond quickly to customer requests and interact closely with the customer to develop IT solution and market services tailored to meet the needs of specific geographic markets.

We operated six dedicated delivery teams as of March 31, 2010 through Dalian Yuandong, primarily servicing our Japan-based customers. Under our dedicated delivery team arrangement, we provide a project team exclusively for a single customer, with direct access to that customer’s terminal servers. The project team works from our facilities in China and is staffed and managed by us. Once the project priorities are established by the customer, we, in conjunction with the customer’s IT department, manage the execution of the project.

Quality and Quality Management

Our well-established quality management systems and sophisticated project management techniques are critical to the success of our delivery model. As an integral part of our processes, we have established a strict quality assurance and control program. Our quality management system involves, among other things, a rigorous review of software development processes, review and testing of work product and regular internal quality audits. We are certified under the ISO 9001. Our subsidiary, Camelot Shanghai, is qualified as a CMMI Level III company, and Dalian Yuandong, our subsidiary, qualifies as a CMM Level IV company.

Customers

Our customer base consists of end customers in the PRC, Taiwan, Japan and the U.S. as well as multinational IT service providers, including IBM, HP and Accenture.

Customer Profile

The following table sets forth our net revenues by the geographical location of our customer for the periods indicated. For purpose of this table, we have determined the geographical location of a customer based on the place of incorporation of the contractual counterparty.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)

PRC	35,192	68.5%	62,457	68.8%	88,790	75.2%	13,705	66.8%	28,025	79.4%
Japan	10,418	20.3	11,520	12.7	11,642	9.9	2,653	12.9	3,287	9.3
Taiwan	2,292	4.5	14,725	16.2	16,777	14.2	3,935	19.2	3,013	8.5
Others	3,478	6.7	2,070	2.3	794	0.7	229	1.1	987	2.8

Total net revenues	51,380	100.0%	90,772	100.0%	118,003	100.0%	20,522	100.0%	35,312	100.0%

The following table sets forth, for the period indicated, our net revenues by industry in which our end customers operate.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)

Financial services	8,073	15.7%	27,413	30.2%	41,276	35.0%	6,647	32.4%	10,547	29.9%
Resources and energy	11,735	22.8	16,318	18.0	28,256	23.9	4,659	22.7	8,308	23.5
Manufacturing and automobile	10,211	19.9	13,677	15.1	20,139	17.1	2,993	14.6	5,935	16.8
Technology	11,895	23.2	13,315	14.7	12,153	10.3	2,204	10.7	4,548	12.9
Telecommunication, media and education	2,516	4.9	3,404	3.8	4,346	3.7	1,072	5.2	1,951	5.5
Construction and steel	1,136	2.2	8,071	8.9	3,949	3.3	925	4.5	1,647	4.7
Retail, consumer and transportation	4,719	9.2	6,769	7.5	6,558	5.6	1,694	8.3	1,340	3.8
Others	1,095	2.1	1,805	1.8	1,326	1.1	328	1.6	1,036	2.9

Total net revenues	51,380	100.0%	90,772	100.0%	118,003	100.0%	20,522	100.0%	35,312	100.0%

In 2007, 2008 and 2009 and for the three months ended March 31, 2010, our largest five customers accounted for 60.6%, 48.4%, 49.0% and 54.0%, respectively, of our net revenues. During the same periods, our largest customer, IBM, accounted for 34.5%, 31.6%, 31.6% and 36.9%, respectively, of our net revenues.

For additional discussion on the profile of our customer base, see “Management Discussion and Analysis of Financial Condition and Results of Operations — Description of Certain Line Items.”

Customer Contracts

General

When we sign service agreements directly with end customers, the terms of our services, including the scope of work, are often governed by a single agreement. These terms vary based on the clients.

For projects in which we provide services through other IT service providers, the terms of our services are often governed by both a master agreement and a statement of work, or SOW. Master agreements generally contain provisions relating to general responsibilities and obligations, service quality standards, confidentiality and ownership of intellectual property rights. For example, under our master agreement with IBM, we make representations and warranties that our deliverables and services do not infringe any privacy, reputation or intellectual property rights of any third party. Any work product developed by us belong exclusively to IBM. Our employees working on IBM’s premises also need to comply with IBM’s security, activity and asset control guidelines. We are also required to maintain specified insurance coverage, including commercial general insurance, public liability insurance and professional liability insurance, in which the client shall be named as an additional insured party. In addition, we are required to indemnify IBM against third party claims of breach of the master agreement or claims of intellectual property infringements.

Master agreements are not commitments to purchase our services, and generally may be terminated without cause on short notice or when there are no outstanding SOWs under them. SOWs generally describe our work scope, the delivery schedule, the acceptance methods, quality schedules, and price and payment terms. Under the SOWs, IBM has the right to audit our charges and invoices and to inspect our performance. Our clients typically have a right to terminate their SOWs on short notice without any cancellation charge.

We usually bill our clients a time-based fee or a fixed price based upon each client’s requirements and negotiated on a contract-by-contract basis. In a number of contracts with international IT service providers and end customers, we are subject to payment penalties if we fail to complete the projects within the specified time.

IBM Delivery Center Agreements

In addition to our then existing business with IBM, on March 24, 2008, we entered into a technical services agreement and a master statement of work, or a master SOW, with IBM to establish a delivery center to deliver enterprise application services exclusively for IBM’s customers. Such delivery center is held through our wholly owned subsidiary, Camelot Shanghai. Our net revenues derived from this delivery center totaled US$1.4 million in 2008, US$15.7 million in 2009 US$7.3 million in the three months ended March 31, 2010, or 1.6%, 13.3% and 20.7% of our total net revenues, respectively.

Key terms of the technical services agreement include the following:

•	Guaranteed utilization. IBM undertakes to proactively work with us to ensure that the delivery center maintain a certain annual utilization target. IBM has agreed to compensate us for any shortfall between such utilization target and the actual utilization of our delivery center.

•	Term and Termination. The initial term is three years and can be renewed by IBM for one or more years with substantially the same terms and conditions. The technical services agreement may be terminated at an earlier date upon the occurrence of certain events, including, among others, a change of control, liquidation or bankruptcy of our company, and a failure by us to meet certain service standards.

•	Purchase of our delivery center. After March 24, 2010 but prior to January 24, 2011 (or 60 days prior to the expiration of the initial term of the technical services agreement), IBM has the right to purchase our delivery center, which may be completed only after the expiration of the initial term on March 24, 2011. The purchase price will be determined based on the net book value of the delivery center. Such purchase may also be made by IBM if our technical services agreement were terminated by IBM for other reasons. If IBM were to purchase the delivery center and thereafter divest it within one year to one of our competitors, we will have the right to repurchase the delivery center on the same terms and conditions, including price, offered by our competitors.

•	Non-compete undertaking. We have agreed not to compete with IBM, in the field of SAP consulting services, for any existing or future business opportunity from IBM’s existing customers that is either continual or relating to any services provided by us under the technical service agreement. However, such non-compete undertaking does not apply to our existing customers. Our non-compete undertaking is effective throughout the initial term of the technical service agreement, i.e. until March 24, 2011, and, should IBM purchase the delivery center as described above, for a period of 18 months after the completion of the purchase.

See “Risk Factors — Risks Related to Our Business and Our Industry — If our delivery center agreements with IBM are terminated or are not renewed for any reason, or if IBM purchases our delivery center, our relationship with IBM as well as our overall business, operating results and financial condition will be materially and adversely affected.”

Sales and Marketing

We rely on our sales force to market and sell our solutions and services throughout mainland China, Taiwan, Japan and other locations. As of March 31, 2010, we had 133 sales and marketing employees.

The sales cycle for IT services is highly competitive, long and costly. As part of our strategy, we focus on securing new businesses from existing customers, particularly strategic accounts, by providing high-quality services and cross-selling new services. We also provide full-time account managers to serve the needs of our strategic accounts. On the other hand, from our customers’ perspectives, once a customer-provider relationship begins, there may be significant costs associated with switching to another provider. As a result, we have historically derived significant recurring revenues from repeat customers. In 2007, 2008 and 2009 and for the three months ended March 31, 2010, 93.6%, 72.4%, 83.4% and 94.0%, respectively, of our net revenues were derived from repeat customers. These percentage amounts are calculated by dividing (i) total net revenues attributable to customers from which we derived revenues during prior years beginning in 2004 by (ii) total net revenues excluding net revenues attributable to acquired entities for the applicable year. In addition, we seek to acquire new customers both from our sales efforts and through referrals from our strategic alliance partners and repeat customers.

We encourage our employees at every level to engage in managing our customer relationships. Our senior management seeks to develop and cultivate customer relationships by identifying customer needs and the types of services and solutions that we can provide to our customers. Our mid-level managers develop and maintain our customer relationships on a project-by-project basis by providing high-quality services and solutions, managing customer expectations and ensuring customer satisfaction. In addition, our dedicated sales teams for the large customers communicate with and provide support to such customers on an ongoing basis. Our sales staff receives a significant portion of its compensation from performance-based bonuses and some of our senior sales employees have received option grants under our equity incentive plan with the intention of aligning their interests with the growth of our business.

Intellectual Property

Ownership of software and associated deliverables we create for our customers is retained by or assigned to the customer, and we do not retain an interest in such software or deliverables. We develop certain software solutions and rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret, patent and trademark laws to protect our proprietary rights in technology. We require our professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our and our customers’ proprietary information. The source code for our proprietary software is generally protected as trade secrets and as unpublished copyright works. Although we believe that our services do not infringe the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. See “Risk Factors — Risks Related to Our Business and Our Industry — We may be liable to our customers for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.”

Competition

The markets for IT services in China are highly competitive. The profiles and identities of our competitors may vary among our service lines and customers. In our enterprise application service business, we primarily compete with Chinese IT services firms, and we believe our competitors are Neusoft Corporation and Hand Enterprise Solutions Co., Ltd.. Competitors in our financial industry IT services business include Longtop Financial Technologies Limited and Digital China Holdings Limited. In addition, we may also compete with offshore IT service providers including firms based in India, such as Tata Consultancy Services and Infosys Technologies Ltd. as well as domestic offshore IT services providers such as VanceInfo Technologies Inc.

We believe that the principal competitive factors in our business include our range of offerings, our level of technical expertise and industry knowledge, our responsiveness to customers’ business needs, the perceived value added and the cost of services. We believe we compete favorably with respect to these factors. However, see “Risk Factors — Risks Related to Our Business and Our Industry — The markets for IT services in China are highly competitive, and we may not be able to compete effectively.”

Seasonality

Our first quarter sales and results of operations are usually lower than other quarters due to the general slowdown in business activities in China during the Chinese New Year period. See the seasonal trends discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selected Quarterly Results of Operations.” See also “Risk Factors — Risks Related to Our Business and Our Industry — Our quarterly results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors, many of which are beyond our control.”

Employees

As of December 31, 2007, 2008 and 2009 and March 31, 2010, we had 1,484, 2,056, 2,863 and 2,908 employees, respectively, including 1,346, 1,757, 2,454 and 2,474 IT professionals. The following table sets forth the composition of our employees by service line and function.

	As of December 31,		As of March 31,
	2009		2010

IT Professionals
Enterprise application services	1,402		1,390
Packaged software	586	(1)	568
Software development	816	(2)	822
Financial industry IT services	1,052		1,084

Subtotal	2,454		2,474

Other Employees
Administrative	121		136
Sales and marketing	129		133
Accounting	60		63
Human resources	69		73
Senior management	30		29
Subtotal	409		434

Total	2,863		2,908

(1)	As of December 31, 2007 and 2008, we had 520 and 598 packaged software IT professionals, respectively.

(2)	As of December 31, 2007 and 2008, we had 651 and 802 software development IT professionals, respectively.

Our success depends in large part on our employees. We offer competitive salaries, incentive pay, extensive training, an entrepreneurial work environment and opportunities to work overseas, and since 2006, stock options. We were named one of China’s Top Employers of 2007 by the Corporate Research Foundation.

We expend significant efforts to recruit, train and retain the most highly skilled technical professionals available in the market. These efforts involve the following aspects:

•	Recruiting. We actively recruit highly qualified and technical personnel experienced in IT services in order to achieve and maintain market leadership. We also recruit managers in non-software engineering fields as project leaders and provide them with extensive training in software engineering and project management. We maintain a proprietary database of a large number of experienced IT service professionals, which gives us the ability to recruit the right individuals to meet our staffing requirements timely and cost effectively. We recently entered into a program with SAP to provide ERP training and certify SAP-qualified professionals, which will provide us with an additional potential pool of qualified professionals for our enterprise application service business. In addition, we have developed, and may develop other, joint training programs with China’s universities to provide training to full-time students. Graduates of these programs have acquired the necessary key skills and training, which reduces the time and resources associated with on-the-job training programs.

•	Training. We devote significant resources to training our employees. To assist our technical professionals to better understand and implement new technologies, our new technical professionals generally participate in a software engineering training program. Through such ongoing training, we build the competencies in emerging disciplines necessary to meet customers’ project needs. To focus our IT professionals on selecting the best technologies to match customer requirements, all of our IT professionals are also required to undergo a customer orientation program. Moreover, our employees are able to work on a wide range of complex projects with many of the high profile clients that form our customer base, which contribute significantly to our employees’ work satisfaction and development.

•	Retention. To attract, retain and motivate our IT professionals, we seek to provide an environment and culture that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses and stock options. Our human resources policies and practices are oriented towards enhancing employee engagement levels by proactively addressing the factors that impact retention. Several learning and development opportunities are provided to ensure that employees not only upgrade their skills and competencies but are also able to keep pace with cutting edge technologies and prepare themselves to take up challenging roles. Through our comprehensive rewards and recognitions programs and opportunities for job rotation across technologies, industries and locations, we ensure that our employees are motivated and performance oriented.

Facilities

We currently have offices located in 13 cities across the PRC, Taiwan, Japan and Hong Kong. Our principal executive offices in Beijing, which we began to occupy in November 2009, consist of approximately 4,336 square meters of office space. Our lease for this office space expires in July 2019, and our rent is approximately US$67,000 per month in 2009 and 2010. Our principal executive offices accommodate our executive team and corporate functions, as well as a portion of our IT professionals.

We also occupy leased facilities for our other offices under non-cancelable operating leases that expire at various dates through 2012 and that include fixed or minimum payments, plus, in some cases, scheduled base rent increases over the terms of the lease.

The following table sets forth the location, type of ownership, and approximate size of our material facilities as of March 31, 2010.

		Approximate Size
Location	Type of Ownership	of Space
		(Square meters)

Beijing, PRC	Leased	5,699
Beijing, PRC	Owned	748
Kunshan, PRC	Leased	3,254
Xiamen, PRC	Owned	1,611
Dalian, PRC	Leased	1,272
Taipei, Taiwan	Leased	1,233
Nanjing, PRC	Leased	436
Taichung, Taiwan	Leased	414
Shanghai, PRC	Leased	393
Zhuhai, PRC	Leased	281
Jiaxing, PRC	Leased	240
Kaohsiung, Taiwan	Leased	99
Hong Kong, PRC	Leased	60
Tokyo, Japan	Leased	45

Total space		15,785

Legal, Arbitral and Administrative Proceedings

We are currently not a party to any material legal, arbitral or administrative proceedings, and we are not aware of threatened material legal, arbitral or administrative proceedings against us. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

RELATED PARTY TRANSACTIONS

Issuances and Sales of Shares

In May 2006, we issued an aggregate of 30,201,000 Series A preferred shares to the CVCI Funds for US$20.0 million. The number of Series A preferred shares issued to the CVCI Funds was subject to a one-time adjustment based on our financial performance in 2005. In addition, as part of our issuance of the Series A preferred shares, we granted the CVCI Funds an option to purchase additional Series A preferred shares. In April 2007, as a result of the CVCI Funds’ exercise of the option and the one-time adjustment on the previously-issued Series A preferred shares, we issued to the CVCI Funds an additional 13,854,018 Series A preferred shares for US$10.0 million. Immediately following these transactions, CVCI Funds held 37.4% of our issued and outstanding shares on an as-converted basis.

In December 2007, we issued 2,411,597 Series B preferred shares to IBM WTC Asia Investments LLC for US$3.0 million and 1,607,731 Series B preferred shares to LBOP for US$2.0 million. Immediately following this issuance, IBM and LBOP held 2.0% and 1.3%, respectively, of our issued and outstanding shares on an as-converted basis.

In recent years, we have issued our ordinary shares as partial consideration relating to a number of acquisitions, including:

•	1,800,000 shares relating to the extinguishment of liability with Red River Valley;

•	2,250,000 shares relating to the acquisition of VLife;

•	3,200,000 shares relating to the acquisition of Yinfeng;

•	833,336 shares relating to the acquisition of Harmonation;

•	4,866,180 shares relating to the acquisition of Agree; and

•	3,932,000 shares relating to the acquisition of Tansun.

In May 2010, we increased our total authorized shares to 500,000,000 shares and effected a 4-for-1 stock split by means of a stock dividend wherein holders of each ordinary share, Series A preferred share and Series B preferred share received an additional 3 shares for each share held, respectively. The Series A preferred shares and Series B preferred shares remain convertible into ordinary shares at a 1:1 ratio.

In connection with our issuance of Series A and Series B preferred shares, we granted a number of our shareholders customary registration rights, including demand, piggyback and Form F-3 registration rights. See “Description of Share Capital — Registration Rights.” These registration rights will remain in effect after the completion of this offering. All of our issued Series A and Series B preferred shares outstanding immediately prior to the closing of this offering will convert into our ordinary shares on a one for one basis immediately prior to the closing of this offering.

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Historically, we paid certain individual income taxes on behalf of Mr. Yiming Ma and Ms. Heidi Chou. As of December 31, 2007, these amounts totaled US$117,000. Mr. Ma and Ms. Chou repaid all outstanding amounts in March 2008.

Employment Agreements

See “Management — Employment Agreements.”

Stock Options

See “Management — 2006 Equity Incentive Plan.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth our executive officers and directors, their ages as of the date of this prospectus and the positions held by them. The business address for each of our executive officers and directors is Beijing Publishing House, A6 North Ring 3 Road, Xicheng District, Beijing, The People’s Republic of China.

Name	Age	Position

Yiming MA	50	Chairman and Chief Executive Officer
Heidi CHOU	46	Director and Chief Operating Officer
Ajit BHUSHAN	48	Director
HO Ching-Hua	52	Independent Director
HSIAO Shang-Wen	50	Independent Director
Claude LEGLISE	55	Independent Director
Gordon LAU	46	Chief Financial Officer
Jan-Kung (James) ROH	57	Chief Technology Officer

Yiming Ma has been our Chairman of the board of directors and Chief Executive Officer since the founding of our company. From 1986 to 1994, Mr. Ma was at IBM in the United States as a software designer, where he developed software solutions to IBM’s customers. Mr. Ma has over 20 years of experience in the software and IT services industry. Mr. Ma received his M.S. degrees in mathematics and computer science from the University of California, Santa Barbara, and a bachelor’s degree from East China Normal University. Mr. Ma is the husband of Ms. Chou.

Heidi Chou has been our Director and Chief Operating Officer since the founding of our company. Ms. Chou is a co-founder of our company. From 1984 to 1991, she served in a variety of roles at IBM in the United States, including holding management positions in sales, marketing, project management and product development. Ms. Chou received an MBA from Stanford University and her bachelor’s degree in computer science and mathematics from the University of California. Ms. Chou is the wife of Mr. Ma.

Ajit Bhushan has served as a Director of our company since 2010. In his position for CVCI, Mr. Bhushan focuses on investments in IT industry. Prior to this, Mr. Bhushan worked on strategy and business development for Citibank in Central and Eastern Europe, Middle East and Africa (CEEMEA). Previously he was responsible for developing the cash management business for Citibank in Poland. He has also worked in India and has been with Citibank since 1987. Mr. Bhushan has a bachelor’s degree of technology in electrical engineering (with specialization in computer science) from the Indian Institute of Technology, Delhi and an MBA degree from the Indian Institute of Management, Ahmedabad. Mr. Bhushan was appointed to the position of Director as a representative of CVCI Funds. He also serves as a director of Ness Technologies, Inc.

Ho Ching-Hua has been our independent director since February 2008. Mr. Ho is the CEO of A Best Supermarket. Mr. Ho is currently a non-executive director, and from 2006 to 2009, the chief executive officer, of Kingdee International Software Group Co., Ltd. He also has over 20 years experience in the IT industry. Mr. Ho was vice president and general manager of Siebel Systems Inc. from 2004 to 2006, chief executive officer of UF Soft Inc. from 2002 to 2004, and vice president and general manager of Broadvision Inc.’s Asia Pacific and Japan operations. Mr. Ho received his bachelor’s degree from National Taiwan University and a master’s degree in computer science from University of Maryland.

Hsiao Shang-Wen has been our independent director since 2008. Mr. Hsiao is currently the CFO of Greatdreams (China), Inc. Prior to that, Mr. Hsiao served as the CFO of Memsic Inc. (Nasdaq: MEMS) from July 2007 to June 2008. Mr. Hsiao also served as the CEO and CFO of

Centuryfone Networking and Communication Co. from September 2003 to May 2007. From July 2000 to September 2003, Mr. Hsiao served as the CFO in YesKey Group. From January 1994 to July 2000, Mr. Hsiao was a senior manager of business, tax and legal advisory for Arthur Andersen LLP in Philadelphia and Shanghai. Mr. Hsiao currently also serves as director for Better Education Group and Centuryfone Networking and Communication Co. Mr. Hsiao has also served as a director for Cybermart, Inc. Mr. Hsiao received his J.D. degree from Rutgers School of Law in New Jersey in 1994 and a B.A. in finance and accounting from Temple University in 1989. Mr. Hsiao has been a certified public accountant since 1989 and was admitted to the Pennsylvania Bar in 1994.

Claude Leglise has been our independent director since May 2010. Mr. Leglise is the co-founder and chairman of ClearSpot Energy, Inc. and an independent director of Laszlo Systems, Inc. Mr. Leglise combines extensive global investment experience with a long track record in technology marketing and general management. From 2006 to 2007, he was managing director of the WI Harper Group, a Chinese-American venture capital firm. He also has 23 years experience at Intel Corporation. From 2001 to 2005, he was vice-president of Intel Capital where he was head of investment for all activities outside of the United States. From 1998 to 2001 he was vice-president and general manager of the Home Products Group and a member of Intel’s executive staff. Mr. Leglise received a master’s degree in electrical engineering from École Nationale Supérieure d’Arts et Métiers, in Paris, France, and an MBA from Stanford University in Palo Alto, California.

Gordon Lau has been our Chief Financial Officer since November 2009. Prior to joining us, he was a consultant from July 2008 to October 2009, providing financial advice to PRC companies seeking to raise funds. From July 2007 to June 2008, Mr. Lau served as the CFO of BJB Career Education Company, Limited (formerly Beijing Jadebird IT Education Company, Limited), a leading IT education company. From September 2002 to June 2007, he served as the CFO of Xinhua Finance Limited, a financial information company listed on the Tokyo Stock Exchange. Previously, he was an investment banker in Hong Kong and Toronto, Canada, served as a securities regulator for the Ontario Securities Commission in Canada and was employed by KPMG Peat Marwick in Toronto, Canada as a Canadian Chartered Accountant. He holds a MBA degree (with Distinction) from the University of Western Ontario and a Bachelor of Commerce degree from Queen’s University in Canada.

Jan-Kung (James) Roh has been our Chief Technology Officer since 2001. Mr. Roh has over 20 years experience in the financial industry. From 1998 to 2001, he was the CIO and Executive Vice President of Industrial Bank of Taiwan. From 1990 to 1996, Mr. Roh held several key executive positions at Chinatrust Commercial Bank in Taiwan. Mr. Roh received his M.S. degree in computer science from the University of Texas and bachelor’s degree in telecommunications from Cheng Kong University in Taiwan.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these employment agreements, our officers have agreed that during their respective terms of employment and for a period of two years thereafter, he or she will not use or disclose to any person any trade secrets or other confidential knowledge or information relating to our company. In addition, our executive officers have agreed to an one-year non-competition and non-solicitation period after the termination of his or her employment. Our executive officers have also agreed to assign patents, trademarks and other intellectual property rights developed during their terms of employment to us.

We have not entered into any director’s service contract providing for benefit upon termination of employment.

Board of Directors and Board Committees

Our board of directors currently consists of six directors, including three independent directors who satisfy the “independence” requirements of the NYSE and meet the criteria for “independence”

under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We expect that all current directors will continue to serve in their current capacity after this offering.

We have established two committees under the board of directors: an audit committee and a compensation committee. We have adopted a charter for each of the two committees, which will become effective upon the completion of this offering. Each committee’s composition and functions are described below.

Audit Committee

Our audit committee consists of Hsiao Shang-Wen, Ho Ching-Hua and Claude Leglise and its chairman is Hsiao Shang-Wen. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointment, compensation, retention and oversight of the work of the independent registered public accounting firm;

•	approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	oversight of annual audit and quarterly reviews, including reviewing with the independent registered public accounting firm the annual audit plans;

•	oversight of financial reporting processes and internal controls, including reviewing the adequacy and effectiveness of our internal controls policies and procedures on a regular basis; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters.

Compensation Committee

Our compensation committee consists of Claude Leglise, Hsiao Shang-Wen and Ajit Bhushan and its chairman is Claude Leglise. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Mr. Yiming Ma, our chief executive officer, may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing at least annually our executive compensation plans;

•	evaluating annually the performance of our chief executive officer and other executive officers;

•	determining and recommending to the board of directors the compensation package for our chief executive officer and other executive officers;

•	evaluating annually the appropriate level of compensation for board and board committee service by non-employee directors;

•	reviewing and approving any severance or termination arrangements to be made with any of our executive officers; and

•	reviewing at least annually our general compensation plans and other employee benefits plans.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among other things:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her forthwith after becoming aware of the fact that he or she is interested in a transaction entered into or to be entered into by us.

Terms of Directors and Officers

A director may be removed before the expiration of such director’s term for cause by a shareholders resolution. Officers are elected by and serve at the discretion of the board of directors.

Compensation of Directors and Executive Officers; Government-Mandated Benefits

For 2008 and 2009, other than reimbursement of expenses incurred for attending board meetings, we did not pay any cash compensation to our board members. For 2008 and 2009, we paid an aggregate of US$771,000 and US$933,000, respectively, in compensation of our executives.

For option grants to our officers and directors, see “— 2006 Equity Incentive Plan.”

2006 Equity Incentive Plan

On June 26, 2006, our board of directors passed a resolution authorizing the granting of options to our employees to purchase up to 10,872,000 ordinary shares subject to vesting requirements. Such resolution was subsequently formalized as the 2006 Equity Incentive Plan, or the 2006 Plan. The purpose of our 2006 Plan was to (i) provide additional incentives to those officers, employees, directors, consultants and other of our service providers whose contributions are essential to the growth and success of our business; (ii) strengthen the commitment and loyalty of such persons to us; (iii) motivate such persons to diligently perform their responsibilities; and (iv) attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability. In March 2008, November 2008, and May 2010, we expanded the number of options that may be granted under the 2006 Plan by an additional 3,200,000, 5,426,012, and 4,000,000 ordinary shares, respectively, making the total number of options available for grant under the 2006 Plan up to 23,498,012 ordinary shares subject to vesting requirements. Under the 2006 Plan, no options are exercisable after eight years from the date of grant. On May 22, 2010, in contemplation of this offering, we adopted the Amended and Restated 2006 Equity Incentive Plan, or The Amended and Restated 2006 Plan.

The Amended and Restated 2006 Plan is intended to further detail the terms and conditions of the 2006 Plan and to bring our stock incentive schemes to be more in line with those of similarly publicly-listed companies. To accomplish such purposes, The Amended and Restated 2006 Plan provides that we may grant incentive stock options, nonqualified stock options, restricted stock, restricted stock units and other awards. From and after the consummation of a public offering, our board of directors may determine that the Plan is intended, to the extent applicable, to satisfy the requirements of section 162(m) of the U.S. Internal Revenue Code of 1986 as amended, or the Code, and shall be interpreted in a manner consistent with the requirements thereof.

A maximum of 23,498,012 of our ordinary shares continue to be reserved for issuance under The Amended and Restated 2006 Plan. The number of shares reserved under The Amended and Restated 2006 Plan is also subject to adjustment in the event of a stock split, special dividend or other change in our capitalization. Any shares subject to an award granted under The Amended and Restated 2006 Plan that are forfeited, canceled or otherwise terminated will be added back to the shares available for issuance under The Amended and Restated 2006 Plan. Subject to listing requirements and applicable law, shares tendered or held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding may again be made available for issuance as awards under The Amended and Restated 2006 Plan, unless otherwise determined by the administrator.

Our board of directors acts as the administrator of The Amended and Restated 2006 Plan but may appoint a committee or an executive officer to administer the plan.

Unless otherwise determined by the administrator, vesting of options granted under The Amended and Restated 2006 Plan will not accelerate upon a change in control (as defined in The Amended and Restated 2006 Plan), but vesting of restricted stock or restricted stock units shall accelerate and restrictions with respect to any shares subject to such awards shall lapse.

The Amended and Restated 2006 Plan has a term of ten years.

If a grantee’s service with our company terminates, any unvested option will expire on the date of the grantee’s termination of service and will be forfeited for no consideration, and any vested options may be exercised at the price of our shares on date of the grantee’s termination of service, subject to our right of first refusal.

Our options granted under The Amended and Restated 2006 Plan consist of the following:

		Exercise
		Price
Grant Date	Options Granted	Per Option		Vesting Period/Date

June 30, 2006	6,066,420	US$	0.67	Four years(1)
June 30, 2006	543,600	US$	0.67	Three years(2)
June 30, 2007	2,250,000	US$	1.17	Four years(1)
October 15, 2007	1,560,000	US$	1.17	Four years(1)
October 15, 2007	150,000	US$	1.17	Two years(3)
April 1, 2008	3,000,000	US$	1.50	Two years(4)
April 1, 2008	500,600	US$	1.50	Four years(1)
October 31, 2008	4,000	US$	2.50	Two years(3)
July 1, 2009	3,162,200	US$	1.50	Four years(1)
November 2, 2009	1,800,000	US$	1.29	Three years(5)
November 2, 2009	80,000	US$	1.29	Four years(1)
February 28, 2010	140,000	US$	1.47	Four years(6)
May 18, 2010	300,000	US$	1.29	—(7)
May 18, 2010	300,000	US$	1.29	November 2, 2010

(1)	20% of the share options granted will vest in the first year after the date of grant; 5% will vest on a quarterly basis in the second year; and 7.5% will vest on a quarterly basis in the third and fourth years.

(2)	30% of the share options granted will vest in the first and second years after the date of grant; and 40% will vest in the third year.

(3)	These share options will vest on a quarterly basis for the two years after the date of the grant.

(4)	70% of the share options granted will vest in the first year after the date of grant and 30% will vest in the second year after the date of grant.

(5)	33.33% of the share options granted will vest in the first year after the date of grant and 8.33% will vest each quarter in the next two years.

(6)	25% of the share options granted will vest in the first year after the date of grant and 6.25% will vest each quarter over the next three years.

(7)	To be vested immediately upon pricing on the date of this prospectus.

In February 2010, the grantees of the 3,000,000 stock options granted on April 1, 2008 agreed to cause such options to be cancelled for nil consideration. As of the date of this prospectus, options to purchase a total of 16,851,820 ordinary shares are outstanding and 23,498,012 shares are reserved for future issuance.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus, as adjusted to reflect the sale of the ordinary shares in this offering:

•	each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares;

•	each of our directors and executive officers individually;

•	all of our directors and executive officers as a group; and

•	each selling shareholder participating in this offering.

Beneficial ownership of shares is determined under rules of the U.S. Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth in the table below gives effect to the conversion of all of our outstanding Series A and Series B preferred shares into ordinary shares immediately prior to the closing of this offering. The table also includes the number of ordinary shares underlying options that are exercisable within 60 days of the date of this offering. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes 149,126,805 ordinary shares outstanding as of the date of this prospectus and 185,793,473 ordinary shares outstanding upon the completion of this offering. None of our existing shareholders have different voting rights from other shareholders after the completion of this offering.

Unless otherwise noted below, each shareholder’s address is Camelot Information Systems Inc., Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, 100120, The People’s Republic of China.

					Shares Beneficially
	Shares Beneficially Owned		Shares Being Sold		Owned
	Prior to this Offering		in this Offering		after this Offering(5)
Name	Number	Percent	Number	Percent	Number	Percent

Directors and Executive Officers:
Yiming Ma(1)	23,500,020	15.8%	—	—	23,500,020	12.6%
Heidi Chou(2)	22,860,000	15.3%	—	—	22,860,000	12.3%
Ajit Bhushan	—	—	—	—	—	—
Ho Ching-Hua	*	*	—	—	*	*
Hsiao Shang-Wen	*	*	—	—	*	*
Claude Leglise	—	—	—	—	—	—
Gordon Lau	*	*	—	—	*	*
Jan-Kung (James) Roh	*	*	—	—	*	*
All current directors and executive officers as a group (eight persons)	47,639,120	31.9%	—	—	47,639,120	25.6%
Principal and Selling Shareholders:
CVCI Funds(3)	44,055,018	29.5%	16,079,856	10.8%	27,975,162	15.1%
LBOP(4)	1,607,731	1.1%	586,812	0.4%	1,020,919	0.5%

*	Less than 1%

(1)	Consists of (i) 22,050,000 ordinary shares held by Benefit Overseas Limited, a British Virgin Islands investment holding company wholly-owned and controlled by Mr. Ma (including 2,050,000 ordinary shares held by Mr. Ma as settlor and initial trustee in the Yiming Ma 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) options to purchase 1,450,020 ordinary shares held by Joint Link Technology Limited on behalf of Mr. Ma. The business address of these entities is Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands.

(2)	Consists of (i) 22,050,000 ordinary shares held by Dreams Power Ltd. a British Virgin Islands investment holding company wholly-owned and controlled by Ms. Chou (including 2,050,000 ordinary shares held by Ms. Chou as settlor and initial trustee in the Heidi Chou 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) options to purchase 810,000 ordinary shares held by Joint Link Technology Limited on behalf of Ms. Chou. The business address of these entities is Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands.

(3)	Consists of 41,346,894 Series A preferred shares held by Citigroup Venture Capital International Growth Partnership, L.P. and 2,708,124 Series A preferred shares held by Citigroup Venture Capital International Co-Investment, L.P. The address of Citigroup Venture Capital International Growth Partnership, L.P. and Citigroup Venture Capital International Co-Investment, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Growth Partnership, L.P. and Citigroup Venture Capital International Co-Investment, L.P. is exercised by their general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands. The CVCI Funds acquired 30,201,000 Series A preferred shares in May 2006 and the additional 13,854,018 Series A preferred share in April 2007. See “Description of Share Capital — History of Our Shares Issuances.” Upon the conversion of the Series A preferred shares into our ordinary shares, the CVCI Funds will not have any voting rights different from those holders of our other ordinary shares. At the time the CVCI Funds acquired our Series A preferred shares, each fund acquired the shares for its own investment, not as nominee or agent, and not with a view to resell or distribute those shares to others as described in Section 2(a)(11) of the Securities Act of 1933, as amended. In addition, at the time the CVCI Funds acquired our shares, neither fund had any contract or arrangement to sell, grant any participation in, or otherwise distribute any of the acquired shares. The CVCI Funds were not formed for the sole and only specific purpose of acquiring our Series A preferred shares.

(4)	Consists of 1,607,731 Series B preferred shares held by Lehman Brothers Offshore Partnership, a Bermuda company. The business address of LBOP is Clarendon House, 2 Church Street, PO Box HM 666, Hamilton HM CX Bermuda.

(5)	Assumes that the underwriters do not exercise their option to purchase additional ADS.

In April 2007, as a result of the CVCI Funds’ exercise of their option and the one-time adjustment on the previously-issued Series A preferred shares, we issued to CVCI Funds an additional 13,854,018 Series A preferred shares for US$10.0 million. In December 2007, we issued an aggregate of 2,411,597 Series B preferred shares to IBM WTC Asia Investments LLC for US$3.0 million and 1,607,731 Series B preferred shares to LBOP for US$2.0 million. These preferred shares will be converted into ordinary shares immediately prior to the closing of this offering. In addition, we have issued ordinary shares to the previous shareholders of certain businesses we acquired. These issuances of shares since January 1, 2007 have diluted the percentage ownership of our major shareholders, including Mr. Ma, Ms. Chou and CVCI Funds. As of March 31, 2010, other than our option holders, we had 121, 2 and 2 record shareholders of our ordinary shares and Series A and Series B preferred shares, respectively. Based on the mailing address of our record holders as of March 31, 2010, we determined that three record holders of our ordinary and preferred shares were residing in the United States, collectively holding approximately 4.4% of our issued and outstanding shares on an as-converted basis.

CHINESE GOVERNMENT REGULATIONS

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Information Service Industry Regulations

On June 24, 2000, the State Council promulgated Certain Policies in Encouraging the Development of Software and Integrated Circuit Industry, or the Encouraging Policy, in order to promote the development of the software and integrated circuit industries in China. Pursuant to the Encouraging Policy, the software enterprises in China are entitled to preferential treatment, including financing support, tax preferential treatment, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. For example, a recognized software enterprise is entitled to an exemption from enterprise income tax, or EIT, for its first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. A key software enterprise under the State plan is entitled to a 10% EIT. All of the above qualifications are subject to an annual assessment by the relevant government authority in China. Enterprises which fail to meet the annual examination standards are not entitled to the favorable EIT treatments.

On October 16, 2000, the Ministry of Information Industry, Ministry of Education, Ministry of Science and Technology and the State Administration of Taxation promulgated Certifying Standards and Administration Measures for Software Enterprises (Trial Implementation), or the Certifying Standards. The Certifying Standards further elaborated the provisions of the Encouraging Policy by establishing the specific standards and procedures for the recognition and annual assessment of software enterprises.

On January 4, 2001, the Ministry of Foreign Trade and Economic Cooperation, Ministry of Information Industry, State Administration of Taxation, General Administration of Customs, State Administration of Foreign Exchange and the State Statistics Bureau promulgated the Circular Concerning Relevant Issues about Software Export, or the Circular. Pursuant to the Circular, enterprises exporting software are entitled to preferential treatment, including government financial support, preferential interest rates of export credit and preferential tax treatment.

Tax

Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Prior to January 1, 2008, according to the Foreign-invested Enterprises and Foreign Enterprises Income Tax Law, or the FIE Income Tax Law, and the related implementing rules, both of which were issued in 1991, foreign-invested enterprises established in China are generally subject to an income tax rate of 33% (consisting of 30% enterprise income tax and 3% local income tax).

Pursuant to the the FIE Income Tax Law, and the related implementing rules, wholly-owned foreign enterprises were subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% where the subsidiary is registered in high technology development zone or 15% for certain technology enterprises which are qualified as a “High and New Technology Enterprise.” Furthermore, such “High and New Technology Enterprises” are exempted from Chinese state corporate income tax for three years, beginning with their first year of operation, and are entitled to a 50% tax reduction at the rate of 7.5% for the subsequent three years and 15% thereafter.

On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new Enterprise Income Tax Law, which took effect on January 1, 2008. Under the Enterprise Income Tax Law, FIEs and domestic companies are subject to a uniform tax rate of 25%.

The Enterprise Income Tax Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the Enterprise Income Tax Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008. While the Enterprise Income Tax Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-and-new technology companies supported by the PRC government. According to the Enterprise Income Tax Law, entities that qualify as high-and-new technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. The Ministry of Science, Ministry of Finance and State Administration of Taxation jointly issued the Recognition and Administration Measures for High and New Technology Enterprise on April 14, 2008, which set forth detail criteria for the recognition of high and new technology enterprises. However, because the regulation was promulgated recently, there is significant uncertainty regarding its implementation.

Under the Enterprise Income Tax Law that became effective on January 1, 2008, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Although the implementation rules of the Enterprise Income Tax Law provides a definition of “de facto management body,” such definition has not been tested and there remains uncertainty as to under which circumstances a non-PRC enterprise’s “de facto management body” is considered to be located in the PRC. If we are regarded as a non-PRC resident enterprise, according to the Enterprise Income Tax Law and its implementation rules, any dividends payable to us by our PRC subsidiaries out of their profits earned after January 1, 2008 will be subject to the PRC withholding tax at the rate of 10%.

Value-Added Tax

Pursuant to the Provisional Regulation of China on Value-Added Tax and its implementing rules, issued in December 1993 and amended in November 2008, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a value-added tax, or VAT, at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. However, pursuant to the Encouraging Policy, an enterprise classified as a “software enterprise” will be entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales) before 2010. Such refund will not be treated as taxable income and must be used for funding its software research and development and the expansion of its production capacity. According to the Notice on Certain Policies Related to Value-Added Tax, issued in November 2005, an entity that develops software products on commission may be entitled to an exemption of VAT if, according to the contractual arrangement, the copyright of the products developed by it shall be owned by the commissioning party or jointly owned by the developer and commissioning party.

Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 5% to 6% on revenue generated from providing services and revenue generated from the transfer of intangibles such as copyrights. However, qualified technology companies may apply for an exemption from business tax for revenues generated from technology development, transfer or related consulting services, according to a notice issued by the Ministry of Finance and the State Administration of Taxation in November 1999.

Regulations on Foreign Exchange

The principal regulation governing foreign exchange in China is the PRC Foreign Exchange Administration Regulations (1996), as amended in 1997 and 2008. Under these regulations, Renminbi is freely convertible only to the extent of current account items. For foreign exchange transactions under capital account items, such as making inbound and outbound direct investment, borrowing foreign loans, repatriation of investment and investment in securities outside China, prior approval of or registration with SAFE or its local branches is required.

Pursuant to the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of transactions involving capital account items, obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the MOFCOM, SAFE and the National Development and Reform Commission, or the NDRC or their local counterparts.

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) onshore residents shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when an onshore resident contributes the assets or equity interests it holds in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such onshore resident shall modify its SAFE registration in light of its interest in the SPV and any change thereof; and (iii) where an SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges or shares, mergers or divestitures, long-term equity or debt investments, or external guarantees, or other material events that do not involve return investments, such onshore resident shall, within 30 days from the occurrence of such material event, apply to the local branch of SAFE to amend or file the registration of foreign exchange of overseas investment. Onshore residents who have established or controlled SPVs and completed return investments before November 1, 2005, the effective date of Circular 75, were also required to register with the local SAFE branch before March 31, 2006. In addition, according to Circular 75, onshore residents shall refer to domestic resident natural persons and domestic resident legal persons, and the former shall refer to those individuals who have PRC citizenship or other domestic lawful identity and those “individuals who do not have any domestic lawful identity in the PRC but reside in the PRC habitually for the purpose of economic interests.”

To further clarify the implementation of Circular 75, the SAFE issued Circular 106 on May 29, 2007. Circular 106 distinguishes between various scenarios in offshore financing and roundtrip investment, and puts forth the SAFE’s corresponding positions thereon. The overall theme is still on strengthening control over offshore financing routes by way of clarifying certain areas. Under Circular 106, onshore resident shareholders in an offshore company, which has at least two years operating history and has made investment in China, can apply for registration under Notice 75. There is no deadline for such registration. Also, under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report such shareholders to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. In accordance with Circular 106, “the individuals who do not have domestic lawful identity in the PRC but reside in the PRC habitually for the purpose of economic interests” mainly include the following (no matter whether he/she has a PRC legal identification certificate or not): (i) individuals who have domestic permanent residence leave this domestic permanent residence temporarily for reasons including overseas travel, study, medical treatment, work, or the requirements of overseas residence, etc.; (ii) individuals who hold domestic-funded rights and interests of domestic enterprises; and (iii) individuals who hold domestic-funded rights and interests in domestic enterprises which were converted into foreign-funded rights and interests with the same individuals holding the aforementioned rights and interests. In view of the fact that none of our direct or indirect shareholders is a PRC citizen or resides in the PRC habitually for the purpose of economic interests as specified in Circular 106, we understand none of our direct or indirect shareholders shall be deemed as a domestic resident natural person under Circular 75 and is subject to the requirement of registration with SAFE under the same. Furthermore, We have contacted the Beijing branch of SAFE and attempted to submit documents prepared for their registration. The officials at the local SAFE branch in Beijing stated that neither we nor our shareholders were in the categories which would require registration with SAFE. Therefore neither we nor our shareholders are subject to the requirement of registration with SAFE under Circular 75. Nonetheless, We are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available.

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under current account items and capital account items. In January 2007, SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company.

On March 28, 2007, SAFE promulgated the Stock Option Rule to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC individuals who will participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required to appoint a domestic agent to deal with the relevant foreign exchange matters in the PRC. For participants of an employment stock ownership plan, an overseas custodian bank should be retained by the domestic agent to hold in trusteeship all overseas assets held by such participants under the employment stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas listed company is listed or a qualified institution designated by the overseas listed company is required to be retained to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employment stock ownership plan or stock option plan before the date of the Stock Option Rule, the Stock Option Rule requires their domestic employers or domestic agents to make up for the relevant formalities within three months of the date of the Stock Option Rule. The failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to penalties under the PRC foreign exchange regime. We are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may make an equity investment in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to government approval.

Regulations on Dividend Distribution

The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000, and the Implementing Rules of the Wholly Foreign-Owned Enterprise Law (1990), as amended in 2001, are the principal regulations governing distribution of dividends of wholly foreign-owned enterprises.

Under these regulations, wholly foreign-owned enterprises in China may distribute dividends only out of their accumulated profits determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to contribute at least 10% of their after-tax profits based on PRC accounting standards each year to its general reserves fund until the accumulated amount of the reserve fund reaches 50% of the registered capital of such wholly foreign-owned enterprise. The reserve fund cannot be distributed as cash dividends. A wholly foreign-owned enterprise is also required to allocate a portion, determined at its discretion, of its after-tax profits to its staff welfare and bonus fund, which may not be distributed to the investors, either.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the SASAC, the State Administration of Taxation, the SAIC, the CSRC and SAFE, jointly promulgated the M&A Rules, which became effective on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. Under the M&A Rules, the listing of offshore SPVs, such as overseas companies that are directly or indirectly controlled by PRC onshore companies and/or individuals for the purpose of overseas listing of equity interests of onshore companies actually owned by such PRC companies and/or individuals, are subject to the approval of the CSRC. On September 21, 2006, the CSRC issued certain Regulations regarding Indirect Issuance of Stock Abroad or Listing of Securities at Overseas Markets for Trading by Domestic Enterprises, which set forth the criteria, process, and time required for obtaining such approval from the CSRC.

Although the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Jincheng Tongda & Neal Law Firm, that because we have no current PRC shareholders and we are not controlled by any PRC natural person or legal person, we should not be recognized as a SPV under the M&A Rules. Accordingly, we believe that this offering is not subject to CSRC approval.

See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval could materially and adversely affect our business, operating results, reputation and ADSs’ trading price and may also create uncertainties for this offering; such regulation also establishes more complex procedures for acquisitions conducted by non-PRC investors which could make it more difficult to pursue growth through acquisitions.”

DESCRIPTION OF SHARE CAPITAL

History of Our Shares Issuances

In May 2006, we issued an aggregate of 30,201,000 Series A preferred shares to the CVCI Funds for US$20.0 million. The number of Series A preferred shares issued to the CVCI Funds was subject to a one-time adjustment based on our financial performance in 2005. In addition, as part of our issuance of the Series A preferred shares, we granted the CVCI Funds an option to purchase additional Series A preferred shares. In April 2007, as a result of the CVCI Funds’ exercise of their option and the one-time adjustment on the previously-issued Series A preferred shares, we issued to the CVCI Funds an additional 13,854,018 Series A preferred shares for US$10.0 million.

In December 2006, we issued an aggregate of 6,041,478 ordinary shares to certain of its then shareholders of Dalian Yuandong for an aggregate amount of US$7.0 million.

In December 2007, we issued an aggregate of 2,411,597 Series B preferred shares to IBM WTC Asia Investments LLC for US$3.0 million and 1,607,731 Series B preferred shares to LBOP for US$2.0 million.

In May 2010, we increased our authorized shares to 500,000,000 total authorized shares and effected a 4-for-1 stock split by means of a stock dividend wherein holders of each ordinary share, Series A preferred share and Series B preferred share received an additional three shares for each share held, respectively. The Series A preferred shares and Series B preferred shares remain convertible into ordinary shares at a 1:1 ratio.

In recent years, we have issued our ordinary shares as partial consideration relating to a number of acquisitions, including:

•	1,800,000 shares relating to the extinguishment of liability with Red River Valley;

•	2,250,000 shares relating to the acquisition of VLife;

•	3,200,000 shares relating to the acquisition of Yinfeng;

•	833,336 shares relating to the acquisition of Harmonation;

•	4,866,180 shares relating to the acquisition of Agree; and

•	3,932,000 shares relating to the acquisition of Tansun.

For more details on these acquisitions, see “Our History and Corporate Structure — Our History.”

As of March 31, 2010, other than the stock options we granted under the 2006 Plan, we had three classes of securities issued and outstanding, consisting of our ordinary shares, Series A preferred shares and Series B preferred shares, which represented 63.2%, 33.7% and 3.1%, respectively, of our total issued and outstanding share capital on an as-converted basis.

General

We are a company incorporated in British Virgin Islands and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.

As of the date of this prospectus, we are authorized to issue a maximum of 500,000,000 shares comprised of (i) 451,925,654 ordinary shares of which 90,572,994 shares are issued and outstanding, (ii) 44,055,018 Series A voting convertible preferred shares, all issued and outstanding, and (iii) 4,019,328 Series B voting convertible preferred shares, all issued and outstanding. All of our issued and outstanding preferred shares will convert into ordinary shares immediately prior to the closing of this offering. We have also issued and unexercised options to purchase up to 19,851,820 ordinary shares under the Amended and Restated 2006 Plan.

Under our second amended and restated memorandum and articles of association, which will become effective upon closing of this offering, we will continue to be authorized to issue up to 500,000,000 shares, with no par value.

The following are summaries of material terms and provisions of our second amended and restated memorandum and articles of association, which will become effective upon the trading of our ADSs on the NYSE, and the BVI Business Companies Act 2004, or the BVI Act, insofar as they relate to the material terms of our ordinary shares. This summary is not intended to be complete, and you should read the forms of our memorandum and articles of association, which will be filed as an exhibit to our registration statement on Form F-1. For information on how to obtain copies of our second amended and restated memorandum and articles of association, see “Where You Can Find More Information.”

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Meetings

Subject to our second amended and restated articles of association, an annual general meeting and any extraordinary general meeting will be called by not less than seven days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

A meeting may be called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the Shares entitled to vote at the meeting. A quorum may comprise of a single shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person is a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting.

There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation. We have made provisions in our second memorandum and articles of association to prohibit cumulative voting for such elections.

Protection of Minority Shareholders

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our second amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of us conducted in accordance with the general law and the articles and memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Pre-emption Rights

There are no pre-emption rights applicable to the issuance of new shares under either British Virgin Islands law or our memorandum and articles of association.

Liquidation Rights

As permitted by British Virgin Islands law and our articles of association, we may be voluntarily liquidated under Part XII of the BVI Act if we have no liabilities and we are able to pay our debts as they fall due by resolution of directors and resolution of shareholders.

Modification of Rights

As permitted by British Virgin Islands law, and our articles of association, if our shares are divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares of that class.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons therefor. If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Share Repurchase

As permitted by the BVI Act and our articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase whether we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the BVI Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange, the NYSE or any other stock exchange on which our securities are listed.

Dividends

Subject to the BVI Act and our articles of association, our directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

No dividend shall carry interest against us.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, as long as:

•	all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•	we have not during that time or before the expiry of the three-month period referred to in the following point received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by a board of directors which currently consists of six directors. Our articles of association provide that upon the closing of this offering the board of directors shall consist of not less than two directors.

Our shareholders may, pursuant to our articles of association, at any time remove any director before the expiration of his or her period of office for cause, and may, pursuant to our articles of association, elect another person in his or her stead. Subject to our articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our articles of association (if any).

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.

A meeting of our board of directors will be competent to make lawful and binding decisions if at least a majority of the directors are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our articles of association, the independent directors shall also be entitled to reimbursement of out-of-pocket expenses in connection with the performance of his or her duties as director.

Issuance of Additional Ordinary Shares

Our articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association authorizes our board of directors from time to time to issue ordinary shares to the extent permitted by the BVI Act.

The listing maintenance requirements of the NYSE, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under British Virgin Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See “Where You Can Find More Information.”

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The flexibility available under British Virgin Islands law has enabled us to adopt the memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they enjoyed under the Delaware Corporate Law. Set forth below is a summary of the significant provisions of the British Virgin Islands law applicable to us.

Duties of Directors

British Virgin Islands law provides that every director of the company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum or articles of association of the company.

Interested Directors

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by

British Virgin Islands law and our second amended and restated memorandum and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Voting Rights and Quorum Requirements

Under British Virgin Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the BVI Act. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the articles of association otherwise provide, the requisite majority is usually a simple majority of votes cast.

Mergers and Similar Arrangements

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merger or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan or merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Shareholder Suits

We are not aware of any reported class action or derivative action having been brought in a British Virgin Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the British Virgin Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Under Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Delaware law expressly authorizes stockholder derivative suits on the condition that the stockholder held the stock at the time of the transaction of which the stockholder complains, or the stocks of such stockholder was thereafter devolved upon him or her by operation of law. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A plaintiff instituting a derivative suit is required to serve a demand on the corporation before bringing suit, unless such demand would be futile.

Corporate Governance

British Virgin Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty to act honestly, in good faith and in what the directors believe to be in the best interests to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NYSE or unless disqualified by the chairman of the relevant board of directors meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us under the foregoing provisions, we have been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Staggered Board of Directors

The BVI Act does not contain statutory provisions that require staggered board arrangements for a British Virgin Islands company. Such provisions, however, are provided for in our articles of association.

Anti-takeover Provisions

The BVI Act does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred stock, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals. Our articles of association contain the following provisions which may be regarded as defensive measures: (i) a staggered board of directors; (ii) a requirement of an affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions; and (iii) directors may in their absolute discretion decline to register any transfer of shares without assigning any reason.

Registration Rights

Set forth below is a description of the registration rights we granted to our Series A and Series B preference shareholders pursuant to our Amended and Restated Registration Rights Agreement dated December 27, 2007.

Demand Registration Rights.  Because a qualified public offering has not occurred by December 31, 2008, holders of at least 30% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if we have already effected two registrations or have effected one registration within the nine-month period preceding the date of such demand, or in which the holders had an opportunity to participate through exercising their piggyback registration rights, other than a registration from which the registrable securities of the holders have been excluded.

Piggyback Registration Rights.  If we propose to file a registration statement for a public offering of our securities other than relating to the exercise of demand registration rights, pursuant to an F-3 registration statement, or relating to any employee benefit plan, corporate reorganization, exchange offer or offering of securities to our existing shareholders, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities.

Form F-3 Registration Rights.  When we are eligible for use of Form F-3, any holder of registrable securities then outstanding has the right to request that we file a registration statement on Form F-3 for a public offering, if the reasonably anticipated aggregate price to the public of such offering, net of selling expenses, would not be less than US$2 million. We may defer filing of a registration statement on Form F-3 for up to 120 days if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors the filing such a registration statement will be materially detrimental to us and our shareholders. We, however, are not obligated to effect a registration on Form F-3 if (i) Form F-3 is not available for such offering by the holders, or (ii) we have once, within the nine-month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the registrable securities of holders have been excluded (with respect to all or any portion of the registrable securities of the holders requested to be included in such registration).

Expenses of Registration.  We will pay all registration expenses incurred in connection with any registration. Each holder participating in a registration will bear such holder’s proportionate share of all selling expenses or other amounts payable to underwriter(s) or brokers, in connection with such offering by the holders. We will not pay any expenses of any registration proceeding begun pursuant to the exercise of demand registration rights if the registration request is subsequently withdrawn at the request of the holders of the registrable securities to be registered.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and assuming the underwriters will not exercise the over-allotment option at all, we will have 13,333,334 outstanding ADSs representing approximately 30.4% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, the selling shareholders, our directors and executive officers and certain other holders of our shares agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In addition, all of our option holders have agreed with us that the ordinary shares they receive when they exercise their share options will be subject to the foregoing restrictions related to our directors, executive officers and our other existing shareholders until the expiration of such 180-day restricted period.

The 180-day restricted period is subject to adjustment under certain circumstances. If (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us and our directors, executive officers and other existing shareholders, such extension is waived by the representatives on behalf of the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding which will equal approximately 1,753,140 ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ADSs on the NYSE during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the U.S. Securities and Exchange Commission by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. — Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hong Hum, Kowloon, Hong Kong.

We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive four (4) ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the British Virgin Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, we nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the British Virgin Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the British Virgin Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and British Virgin Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and British Virgin Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in Description of Share Capital.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or shareholders present in person or by proxy disputing the announcement of a vote. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary bank will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary bank will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs. If you do not vote, the depositary bank will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at our shareholders’ meetings, unless (i) we have instructed the depositary that we do not wish a discretionary proxy to be given; (ii) we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; (iii) a matter to be voted on at the meeting would have a material adverse impact on shareholders; or (iv) voting at the meeting is made on a show of hands. If voting is by show of hands, the depositary will instruct the custodian to vote all deposited securities in accordance with the voting instructions received from a majority of ADS holders who provided voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service		Fees

•	Issuance of ADSs	Up to U.S. 5¢ per ADS issued
•	Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
•	Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
•	Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank
•	Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the British Virgin Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary Bank

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

TAXATION

The following summary of the material British Virgin Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Maples & Calder, our British Virgin Islands counsel. To the extent that the discussion states legal conclusions under current U.S. Federal income tax law as to the material U.S. Federal income tax consequences of an investment in the ADSs or ordinary shares, and subject to the qualifications herein (including with respect to PFIC matters as described below), it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our U.S. counsel.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or conversion currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law, or the New EIT Law and its implementation rules apply a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the New EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “high-technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.

The New EIT Law and its implementation rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” The State Administration of Taxation issued a notice setting forth specific standards for determination of the “de facto management body” of offshore companies controlled by PRC enterprises, but we understand that this notice does not apply to us because we are controlled by PRC individuals or foreigners. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the British Virgin Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise.”

Under the New EIT Law, PRC withholding tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest and dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC withholding tax if such gain is regarded as income derived from sources within the PRC. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC withholding tax.

Moreover, non-resident individual investors are required to pay PRC individual income tax on interests or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IITL, non-resident individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC “resident enterprise” and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such gains earned by non-resident individuals may also be subject to PRC withholding tax.

See “Chinese Government Regulations — Tax” and “Risk Factors — Our global income and the dividends we may receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold their ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code . This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state or local tax considerations. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Prospective investors that are partners in a partnership should consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Threshold PFIC Classification Matters

A non-United States corporation, such as us, will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. For this purpose, (i) cash is categorized as a passive asset and (ii) our goodwill and other unbooked intangibles are taken into account, other than in the case of a company that is a “controlled foreign corporation” or, a CFC and is not a “publicly traded corporation for the taxable year.” Although we do not believe that we are a CFC with respect to our current taxable year, no assurance can be given in this regard. If the Internal Revenue Service were to successfully assert that we are a CFC, it is not clear as to the extent, if any, that our unbooked intangibles (or any portion thereof) may be taken into account in the current taxable year as a result of this offering. We anticipate, however, that we should generally qualify as a “publicly traded corporation” for the 2011 taxable year and subsequent taxable years and therefore we should be able to take into account our unbooked intangibles for such taxable years. In estimating the value of our unbooked intangibles, we generally take into account our anticipated market capitalization. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

In light of our significant cash balances (taking into account the proceeds from this offering) and the uncertainty as to the extent, if any, that our unbooked intangibles may be taken into account for the current taxable year, we may be classified as a PFIC for the current taxable year. With respect to the 2011 taxable year and subsequent taxable years, however, we presently do not anticipate that we should be classified as a PFIC based upon the expected value of our assets, including unbooked intangibles, and the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules. Accordingly, a U.S. Holder may consider making a “mark-to-market” election (as discussed below under the “Passive Foreign Investment Company Rules”) for the 2010 taxable year. Prospective investors are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

Whether we will be classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, the composition of our income and assets as specially determined under the PFIC rules for such taxable year, which assets and gross income are subject to change from year to year. Among other matters, to the extent that our goodwill and unbooked intangibles are taken into account, the Internal Revenue Service may challenge the valuation of such unbooked intangibles or our market capitalization may be less than anticipated or subsequently decline, each of which may result in us being or becoming classified as a PFIC for the current or one or more future taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such holder holds our ADSs or ordinary shares. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by the U.S. Holders, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes.

For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Although no assurance may be given, the ADSs are expected to be readily tradable on the NYSE, which is an established securities market in the United States. Provided we are not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, we believe the dividends we pay on our ADSs should meet the conditions required for the reduced tax rate. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction.

If we are deemed to be a PRC “resident enterprise” under PRC tax law, see “Taxation — People’s Republic of China Taxation,” which would have a material adverse effect on our results of operations, we may be eligible for the benefits of the United States-PRC tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation, regardless of whether such shares are represented by the ADSs. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, however, a U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares may be taxed in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. See “Taxation — People’s Republic of China Taxation.” The deductibility of a capital loss may be subject to limitations. Prospective investor are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of a foreign tax credit.

Passive Foreign Investment Company Considerations

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other distribution, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	such amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) would be taxable as ordinary income;

•	such amount allocated to each other taxable year, other than the current taxable year or a pre-PFIC year, would be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each other taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United states subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Prospective investors should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the ADSs are regularly traded on the NYSE. We believe that, based on the anticipated level of trading activity of our ADSs, the ADSs should qualify as being regularly traded, but no assurance may be given as to whether such level of trading will be reached. If the mark-to-market election is made in respect of the ADSs, the electing U.S. Holder will generally (i) include in income as ordinary income for each taxable year the excess, if any, of the fair market value of such holder’s ADSs at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such shares at the end of the taxable year, but such loss is allowed only to the extent of the amount previously included in income as a result of the mark-to-market election. The electing U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of ADSs would be treated as ordinary income, and loss on the sale or other disposition of ADSs would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. Prospective investors are urged to consult their tax advisors regarding the application and effect of the mark-to-market election.

Under recently enacted legislation, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In addition, if a U.S. Holder holds ADSs or ordinary shares in any year in which we are a PFIC, such holder will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares, any gain realized on the disposition of the ADSs or ordinary shares, and any “reportable election.”

The “QEF election” regime, which serves as a further alternative to the foregoing rules, is not available because we do not intend to provide the information necessary to enable a U.S. Holder to make such the election.

Prospective investors are urged to consult their tax advisors regarding the potential tax consequences to such holder if we are or become classified as a PFIC, including the possibility of making a mark-to-market election to mitigate such consequences.

Backup Withholding and Information Reporting

Recently enacted legislation imposes new reporting requirements on certain U.S. individual investors in connection with holding shares of a foreign company, including our ADSs or ordinary shares, either directly or through a “foreign financial institution.” This new legislation also imposes penalties if a holder is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). Prospective investors should consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., as the sole global coordinator and a joint bookrunner and Barclays Capital Inc., as a joint bookrunner are the representatives of the underwriters. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of Barclays Capital Inc. is 745 Seventh Avenue, New York, NY 10019, USA.

Underwriters	Number of ADSs

Goldman Sachs (Asia) L.L.C.	6,666,667
Barclays Capital Inc.	4,266,667
William Blair & Company, L.L.C.	800,000
Cowen and Company, LLC	800,000
Oppenheimer & Co. Inc.	800,000
Total	13,333,334

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,000,000 ADSs. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,000,000 additional ADSs.

Paid by the Company

	No Exercise		Full Exercise

Per ADS	US$	0.77	US$	0.77
Total	US$	7,058,334	US$	7,058,334

Paid by the Selling Shareholders

	No Exercise		Full Exercise

Per ADS	US$	0.77	US$	0.77
Total	US$	3,208,334	US$	4,748,334

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$0.91 per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Total expenses for this offering are estimated to be approximately US$3,973,325, including SEC registration fees of US$17,825, the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.), or FINRA, filing fees of US$25,500, NYSE listing fees of US$125,000, printing expenses of approximately US$300,000, legal fees and expenses of approximately US$1,613,000 and accounting fees and expenses of approximately US$984,000, and other fees and expenses of approximately US$908,000. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and NYSE listing. All these expenses will be borne by us.

We, the selling shareholders, our directors and executive officers and certain other holders of our shares and options, have agreed with the underwriters not to, without the prior consent of the representatives, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) our ordinary shares and depositary shares representing our ordinary shares; (2) shares of our subsidiaries and controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, each of our directors, executive officers and shareholders has entered into a similar 180-day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. The restrictions of our lock-up agreement do not apply to the issuance of securities pursuant to our employee equity incentive plans outstanding on the date of this prospectus of which the underwriters have been advised in writing and is described in “Shares Eligible for Future Sale” of this prospectus.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable.

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price was determined by agreement among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have received approval to have our ADSs listed on the NYSE under the symbol “CIS.” In order to meet one of the requirements for listing the ADSs on the NYSE, the underwriters have undertaken to sell lots of 100 or more ADSs to a minimum of 400 U.S. beneficial holders and thereby establish at least 1,100,000 shares in the U.S. public float having a minimum aggregate market value of $60,000,000 in the United States with a global market capitalization of at least US$750,000,000.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Certain of the underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

A prospectus in electronic format will be available on the websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make internet distributions on the same basis as other allocations.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the British Virgin Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the British Virgin Islands.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us.

ENFORCEABILITY OF CIVIL LIABILITIES

Almost all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been advised by Maples & Calder, our counsel as to British Virgin Islands Law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Maples & Calder that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damage (i.e. not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of British Virgin Islands under the common law doctrine of obligation.

We have been advised by Jincheng Tongda & Neal Law Firm, our counsel as to PRC Law, that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments based either on treaties between China and the country where the judgment is rendered or on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the British Virgin Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

Securities and Exchange Commission registration fee	US$	17,825
FINRA filing fees	US$	25,500
NYSE listing fees	US$	125,000
Legal fees and expenses	US$	1,613,000
Accounting fees and expenses	US$	984,000
Printing fees	US$	300,000
Other fees and expenses	US$	908,000

Total	US$	3,973,325

All amounts are estimated, except for the Securities and Exchange Commission registration fee, the NYSE listing fee and the Financial Industry Regulatory Authority filing fee.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of our ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples & Calder. Legal matters as to Chinese law will be passed upon for us by Jincheng Tongda & Neal Law Firm and for the underwriters by Junhe Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples & Calder with respect to matters governed by the laws of the British Virgin Islands and upon Jincheng Tongda & Neal Law Firm with respect to matters governed by Chinese law.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F, Deloitte Tower, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including relevant exhibits and schedules) on Form F-1 (File No. 333-167791) under the Securities Act with respect to our ordinary shares and a registration statement on Form F-6 (File No. 333-167821) under the Securities Act with respect to our ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and ADSs. Information regarding the contents of contracts or other documents described in this prospectus is not necessarily complete and you should refer to the actual contracts and documents filed as exhibits to the registration statement for more detailed and complete information.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders. The registration statement, reports and other information so filed can be inspected and copied at the public reference facility maintained by the U.S. Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the U.S. Securities and Exchange Commission. Please call the U.S. Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Our filings with the U.S. Securities and Exchange Commission will also be available to the public on the U.S. Securities and Exchange Commission’s Internet Web site at http://www.sec.gov.

CAMELOT INFORMATION SYSTEMS INC.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF CAMELOT INFORMATION SYSTEMS INC.

We have audited the accompanying consolidated balance sheets of Camelot Information Systems Inc. (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
April 1, 2010, except for Note 22, as to which the date is June 18, 2010

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Balance Sheets
(in U.S. dollars in thousands, except share data)

	As of December 31,
	2008	2009

Assets
Current assets:
Cash and cash equivalents	22,916	33,820
Restricted cash	2,366	2,372
Short-term investment	164	—
Billed accounts receivable, net of allowance for doubtful accounts of nil and nil for 2008 and 2009	19,960	21,026
Unbilled accounts receivable, net of allowance for doubtful accounts of US$786 in 2008 and US$795 in 2009	24,947	47,188
Term deposits	—	299
Inventories	887	810
Deferred costs	894	592
Deferred tax assets-current	209	515
Prepaid expenses and other current assets	4,028	7,135

Total current assets	76,371	113,757
Property and equipment, net	2,882	4,119
Intangible assets, net	15,635	31,835
Deferred tax assets-non current	260	170
Project deposits	490	558
Rental deposits	380	945
Goodwill	22,887	39,883

Total assets	118,905	191,267

Liabilities
Current liabilities:
Bank borrowings, current portion	2,427	8,842
Accounts payable	4,598	10,511
Deferred revenue	3,654	7,561
Income taxes payable	4,103	5,567
Accrued expenses and other payables	6,955	10,425
Consideration payable in connection with business acquisition and debt extinguishment	7,874	14,239

Total current liabilities	29,611	57,145
Bank borrowings, less current portion	76	374
Deferred tax liabilities	2,725	4,971
Contingent consideration in relation to acquisitions of Agree and Tansun	—	12,820

Total liabilities	32,412	75,310

Commitments and contingencies (Note 21)
Equity:
Camelot Information Systems Inc. shareholders’ equity:
Series A convertible preferred shares (no par value, 44,055,018 shares authorized as of December 31, 2008 and 2009; 44,055,018 shares issued and outstanding as of December 31, 2008 and 2009, respectively, liquidation value $30,000)	28,725	28,725
Series B convertible preferred shares (no par value, 4,019,328 shares authorized as of December 31, 2008 and 2009; 4,019,328 shares issued and outstanding as of December 31, 2008 and 2009 respectively, liquidation value $5,000)	5,000	5,000
Ordinary shares (No par value; 451,925,654 shares authorized as of December 31, 2008 and 2009; 76,774,814 and 82,640,994 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	—	—
Shares to be issued	3,270	11,035
Additional paid-in capital	11,643	20,199
Subscription receivable	—	—
Statutory reserves	2,964	4,403
Retained earnings	27,264	38,791
Accumulated other comprehensive income	7,191	7,347

Total Camelot Information Systems Inc. shareholders’ equity	86,057	115,500
Noncontrolling interest	436	457

Total equity	86,493	115,957

Total liabilities and equity	118,905	191,267

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.
Consolidated Statements of Operations
(in U.S. dollars in thousands, except share and per share data)

	For the Year Ended December 31,
	2007	2008	2009

Net revenues	51,380	90,772	118,003
Cost of revenues (including share-based compensation of US$89, US$130 and US$147 for the years ended December 31, 2007, 2008 and 2009, respectively)	(35,620)	(64,187)	(81,976)

Gross profit	15,760	26,585	36,027

Operating expenses:
Selling and marketing expenses (including share-based compensation of US$55, US$94 and US$158 for the years ended December 31, 2007, 2008 and 2009, respectively)	(1,796)	(3,818)	(6,199)
General and administrative expenses (including share-based compensation of US$355, US$852 and US$938 for the years ended December 31, 2007, 2008 and 2009, respectively)	(5,700)	(11,613)	(12,627)
Research and development costs	—	(1,705)	(1,496)
Postponed initial public offering costs	—	(2,457)	—
Changes in fair value of contingent consideration for acquisition of Agree	—	—	(549)

Total operating expenses	(7,496)	(19,593)	(20,871)
Government subsidies	27	—	56

Income from operations	8,291	6,992	15,212
Interest expense	(6)	(310)	(96)
Interest income	396	244	118
Dividend income from short-term investment	—	11	—
Gain/(loss) on short-term investment	—	(115)	44
Gain from extinguishment of liability	—	3,926	—

Income before provisions for income taxes	8,681	10,748	15,278
Provisions for income taxes	(1,374)	(1,400)	(2,241)
Equity in earnings of an affiliate, net of income taxes	6	—	—

Net income	7,313	9,348	13,037
Less: Net income attributable to noncontrolling interest	—	(66)	(71)

Net income attributable to Camelot Information Systems Inc.	7,313	9,282	12,966

Net income per share attributable to shareholders of Camelot Information Systems Inc.:
Basic-ordinary shares	0.06	0.07	0.10
Basic-Series A convertible preferred shares	0.06	0.07	0.10
Basic-Series B convertible preferred shares	0.06	0.07	0.10
Diluted-ordinary shares	0.06	0.07	0.10

Weighted average shares used in calculating net income per share
Basic-ordinary shares	73,691,478	77,394,257	82,035,859
Basic-Series A convertible preferred shares	39,652,097	44,055,018	44,055,018
Basic-Series B convertible preferred shares	55,059	4,019,328	4,019,328
Diluted-ordinary shares	114,516,885	127,587,315	133,017,168

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Equity and Comprehensive Income
(in U.S. dollars in thousands, except share data)

	Camelot Information Systems Inc.’s Shareholders
												Accumulated	Total
	Series A		Series B		Ordinary Shares			Additional	Subscription			Other	Camelot Information			Total
	Preferred Shares		Preferred Shares		Shares		Shares to	Paid-in	Receivable	Statutory	Retained	Comprehensive	Systems Inc.	Noncontrolling	Total	Comprehensive
	Shares	Amount	Shares	Amount	Issued	Amount	be Issued	Capital	Amount	Reserves	Earnings	Income	Shareholders’ Equity	Interest	Equity	Income

Balance as of January 1, 2007	30,201,000	18,875	—	—	73,691,478	—	—	6,379	—	1,309	12,324	732	39,619	—	39,619

Issuance of Series B convertible preferred shares (net of issuance cost of US$nil)	—	—	4,019,328	5,000	—	—	—	—	(5,000)	—	—	—	—	—	—

Cancellation of Series A convertible preferred shares	(470,040)	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Exercise of Series A Options Shares (net of issuance cost of $US150)	14,324,058	9,850	—	—	—	—	—	—	—	—	—	—	9,850	—	9,850

Share based compensation	—	—	—	—	—	—	—	499	—	—	—	—	499	—	499

Transfer to statutory reserve	—	—	—	—	—	—	—	—	—	614	(614)	—	—	—	—

Additional capital injection in Hwaen	—	—	—	—	—	—	—	—	—	—	—	—	—	3	3

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	2,906	2,906	—	2,906	2,906

Net income	—	—	—	—	—	—	—	—	—	—	7,313	—	7,313	—	7,313	7,313

Balance as of December 31, 2007	44,055,018	28,725	4,019,328	5,000	73,691,478	—	—	6,878	(5,000)	1,923	19,023	3,638	60,187	3	60,190	10,219

Issuance of ordinary shares in connection with business acquisitions	—	—	—	—	3,083,336	—	—	3,689	—	—	—	—	3,689	—	3,689

Ordinary shares to be issued in connection with business acquisitions and debt extinguishment	—	—	—	—	—	—	3,270	—	—	—	—	—	3,270	—	3,270

Collection of subscription receivable	—	—	—	—	—	—	—	—	5,000	—	—	—	5,000	—	5,000

Share based compensation	—	—	—	—	—	—	—	1,076	—	—	—	—	1,076	—	1,076

Transfer to statutory reserve	—	—	—	—	—	—	—	—	—	1,041	(1,041)	—	—	—	—

Acquisition of Harmonation and Ruiyin	—	—	—	—	—	—	—	—	—	—	—	—	—	378	378

Capital injection in Yantai	—	—	—	—	—	—	—	—	—	—	—	—	—	22	22

Dissolution of Hwaen	—	—	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	3,553	3,553	(30)	3,523	3,523

Net income	—	—	—	—	—	—	—	—	—	—	9,282	—	9,282	66	9,348	9,348

Balance as of December 31, 2008	44,055,018	28,725	4,019,328	5,000	76,774,814	—	3,270	11,643	—	2,964	27,264	7,191	86,057	436	86,493	12,871

Issuance of ordinary shares in connection with business acquisition of Yinfeng	—	—	—	—	1,000,000	—	(1,218)	1,218	—	—	—	—	—	—	—

Issuance of ordinary shares in connection with business acquisition of Agree	—	—	—	—	4,866,180	—	—	6,095	—	—	—	—	6,095	—	6,095

Ordinary shares to be issued in connection with settlement of contingent consideration for acquisition of Yinfeng	—	—	—	—	—	—	3,223	—	—	—	—	—	3,223	—	3,223

Ordinary shares to be issued in connection with business acquisition of Tansun	—	—	—	—	—	—	5,760	—	—	—	—	—	5,760	—	5,760

Share based compensation	—	—	—	—	—	—	—	1,243	—	—	—	—	1,243	—	1,243

Transfer to statutory reserve	—	—	—	—	—	—	—	—	—	1,439	(1,439)	—	—	—	—

Dissolution of Ruiyin	—	—	—	—	—	—	—	—	—	—	—	—	—	(63)	(63)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	156	156	13	169	169

Net income	—	—	—	—	—	—	—	—	—	—	12,966	—	12,966	71	13,037	13,037

Balance as of December 31, 2009	44,055,018	28,725	4,019,328	5,000	82,640,994	—	11,035	20,199	—	4,403	38,791	7,347	115,500	457	115,957	13,206

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.
Consolidated Statements of Cash Flows
(in U.S. dollars in thousands)

	For the Year Ended December 31,
	2007	2008	2009

Cash flows from operating activities:
Net income	7,313	9,348	13,037
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	488	587	634
Amortization of acquired intangible assets	982	2,809	3,860
Equity in (earnings) loss of an affiliate	(6)	—	—
Deferred income taxes	(195)	(850)	(738)
Share-based compensation	499	1,076	1,243
Provision for bad debts	—	521	106
(Gains)/loss on disposal of property and equipment	(1)	27	13
(Gains)/loss of short-term investment	—	104	(44)
Postponed initial public offering costs	—	2,457	—
Interest expenses of consideration payable in connection with business acquisition of Red River Valley	—	226	—
Gain on extinguishment of liability	—	(3,926)	—
Changes in fair value of contingent consideration for acquisition of Agree	—	—	549
Changes in operating assets and liabilities:
Accounts receivable	(10,810)	(6,933)	(12,849)
Amounts due from related parties	26	117	—
Inventories	(37)	1,574	57
Deferred cost	(—)	(909)	299
Prepaid expenses and other current assets	(683)	347	(1,513)
Project deposits	—	503	(68)
Rental deposits	(374)	136	(644)
Accounts payable	192	(838)	3,857
Amount due to related party	(1,014)	—	—
Deferred revenue	380	(819)	1,116
Income taxes payable	1,237	1,256	1,464
Accrued expenses and other payables	1,039	1,668	1,172

Net cash (used in) provided by operating activities	(964)	8,481	11,551

Cash flows from investing activities:
Term deposits	(294)	1,108	(299)
Restricted cash	(18)	(13)	730
Deposits for business acquisition of Red River Valley	(500)	—	—
Purchases of businesses, net of cash acquired of US$501, US$3,363 and US$3,470 in 2007, 2008 and 2009, respectively	(1,715)	(9,557)	(6,458)
Purchase of property and equipment	(420)	(311)	(408)
Purchase of intangible assets and other assets	(109)	(160)	—
Repayment of loan to unrelated parties	125	—	242
Proceeds from disposal of property and equipment	3	2,076	—
Proceeds from sales of short-term investment	—	17	206
Cash dividends received from short-term investment	—	11	—

Net cash used in investing activities	(2,928)	(6,829)	(5,987)

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Cash Flows — (Continued)
(in U.S. dollars in thousands)

	For the Year Ended December 31,
	2007	2008	2009

Cash flows from financing activities:
Contribution from noncontrolling interest shareholder	3	22	—
Distribution to noncontrolling interest shareholder upon dissolution of Ruiyin	—	—	(63)
Proceeds from bank borrowings	—	2,485	8,830
Repayment of bank borrowings	(123)	(3,579)	(3,976)
Payment of professional fee related to initial public offering	(408)	(1,899)	(264)
Payment of issuance cost of Series A convertible preferred shares and option	(828)	—	—
Proceeds from exercise of Series A Option	9,850	—	—
Collection of subscription receivable	—	5,000	—

Net cash provided by financing activities	8,494	2,029	4,527

Effect of exchange rate changes	705	384	813

Net increase in cash and cash equivalents	5,307	4,065	10,904

Cash and cash equivalents, beginning of year	13,544	18,851	22,916

Cash and cash equivalents, end of year	18,851	22,916	33,820

Supplemental disclosure of cash flow information:
Income taxes paid	(325)	(855)	(1,515)
Interest paid	(6)	(84)	(96)

Non-cash investing activities:
Ordinary shares issued in connection with business acquisitions of VLife, Harmonation, Yinfeng and Agree (Note 15)	—	3,689	7,313

Ordinary shares to be issued in connection with business acquisitions of Yinfeng and Tansun (Note 15)	—	1,218	5,760

Ordinary shares to be issued in connection with settlement of contingent consideration for acquisition of Yinfeng (Note 15)	—	—	3,223

Ordinary shares to be issued in connection with debt extinguishment (Note 15)	—	2,052	—

Consideration payable in connection with business acquisitions	—	7,874	8,790

Contingent consideration	—	—	12,820

Non-cash financing activities:
Receivable for the issuance of Series B convertible preferred shares	5,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Camelot Information Systems Inc. (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on November 28, 2000 as a limited liability company under the International Business Companies Act.

From 2000 to 2004, the business operations of Camelot Information Systems (China) Corp., Ltd. (“Camelot China”) were gradually transferred to the operating subsidiaries of the Company. Camelot China was established in 1994 by Camelot Business Inc., a California corporation based in the U.S. and controlled by Mr. Yiming Ma and Ms. Heidi Chou, who are husband and wife and the founders of the Company. The transfer of operations was considered to be a transfer under common control.

The Company and its subsidiaries (collectively, the “Group”) are primarily engaged in the provision of information technology services (“IT services”). As of December 31, 2009, the Company’s subsidiaries included the following:

		Later of
	Place of	Incorporation/	Percentage of
Name of Subsidiary	Establishment	Acquisition Date	Legal Ownership

			%
Nanjing Camelot Information Systems Engineering Co. Ltd. (“NCIS”)	People’s Republic of China (“PRC” or “China”)	January 18, 2000	100
Beijing Camelot Technology Co., Ltd. (“Camelot Beijing”)	PRC	March 12, 2001	100
Beijing Heng En Technology Co., Ltd. (“Beijing Heng En”)	PRC	December 31, 2002	100
Shanghai Camelot Software Co., Ltd. (“Shanghai Camelot”)	PRC	September 30, 2004	100
Camelot Japan Co., Ltd. (“Across Japan”)	Japan	March 1, 2005	100
Dalian Yuandong Digital Co., Ltd. (“Dalian Yuandong”)	PRC	January 1, 2006	100
Entoh Digital Co., Ltd. (“Entoh”)	Japan	January 1, 2006	100
Bayshore Consulting & Services Co., Ltd. (“Bayshore”)	PRC	January 1, 2006	100
Triumph Consulting & Services Co., Ltd. (“Triumph”)	BVI	January 1, 2006	100

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

		Later of
	Place of	Incorporation/	Percentage of
Name of Subsidiary	Establishment	Acquisition Date	Legal Ownership

Konwell Technologies Ltd. (“Konwell”)	BVI	January 1, 2006	100
Beijing Faceita Information System Ltd. (formerly Focustom Co., Ltd.) (“Faceita”)	PRC	January 1, 2006	100
Asialink Information Technologies (Shanghai) Co., Ltd. (“Asialink”)	PRC	January 1, 2006	100
King’s Trading Co (“King’s”)	Hong Kong	January 1, 2006	100
Taiwan Camelot Information Inc. (“Taiwan Camelot”)	Taiwan	September 28, 2006	100
Hwawei Digital Financial Technologies Co., Ltd. (“Hwawei”)	Taiwan	January 1, 2007	100
Jiaxing Camelot Software Company Limited (“Jiaixing Camelot”)	PRC	July 17, 2007	100
Yantai Q.B. Eleven Outsourcing Service Company (“Yantai”)	PRC	January 4, 2008	70
Beijing Red River Valley Information Technology Co., Ltd. (“Red River Valley”) (see Note 3)	PRC	February 1, 2008	100
Beijing Yinfeng Technology Development Co., Ltd. (“Yinfeng”) (see Note 3)	PRC	April 1, 2008	100
VLife Technology Co., Ltd. (“VLife”) (see Note 3)	Taiwan	April 7, 2008	100
VLife Technology (Shang Hai) Co., Ltd. (“Weisong”)	PRC	April 7, 2008	100
Vlife International Corp. Ltd. (“Samoa”)	Samoa	April 7, 2008	100
Shanghai Camelot Information Technology Co., Ltd (“SCIT”)	PRC	May 8, 2008	100
Harmonation Inc. (“Harmonation”) (see Note 3)	Taiwan	July 7, 2008	85.47

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

		Later of
	Place of	Incorporation/	Percentage of
Name of Subsidiary	Establishment	Acquisition Date	Legal Ownership

Camelot Information Technology. Co., Ltd. (“Huaqiao”)	PRC	June 29, 2009	100
Kunshan Kesuo Information Consulting Co., Ltd. (“Kunshan”)	PRC	August 13, 2009	100
Zhuhai Agree Technology Co., Ltd. (“Agree Zhuhai”)	PRC	July 1, 2009	100
Beijing Agree Technology Development Co., Ltd. (“Agree Beijing”)	PRC	July 1, 2009	100
Shanghai Agree Technology Development Co., Ltd. (“Agree Shanghai”)	PRC	July 1, 2009	100
Beijing Tansun Software Technology Co., Ltd. (“Tansun Beijing”)	PRC	December 30, 2009	100
Xiamen Tansun Software Technology Development Co., Ltd. (“Tansun Xiamen”)	PRC	December 30, 2009	100

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned and majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, valuation allowance for deferred tax assets, collectability of accounts receivable, estimated useful lives and impairment of property and equipment, goodwill and intangible assets, and fair value of share options and ordinary shares.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, and have remaining maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

Restricted cash

The Group is required to maintain certain deposits with banks so that bank guarantee letters can be issued to the Group for the purpose of trading transactions. Cash held in such accounts is normally restricted for a period of three months.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investment, accounts receivable, term deposits, accounts payable, and bank borrowings.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, term deposits, and accounts payable approximate their fair values due to short-term maturities.

The carrying amounts of bank borrowings approximate their fair values as the bank borrowings bear variable interest rates which approximate the market interest rate.

Fair value of acquired assets and contingent consideration is discussed in Note 3.

Fair value of short-term investments is discussed in Note 4.

Allowance for doubtful accounts

Accounts receivables represent those receivables derived in the ordinary course of business. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. Inventories include raw material and consumable and hardware purchased from third party vendors.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Building	30 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the lease terms or estimated useful lives

Acquired intangible assets with finite lives

Acquired intangible assets, other than goodwill, are initially measured and recorded at their fair values. Customer relationships, SAP certificate and contract backlogs are amortized using the estimated attrition pattern of the acquired intangibles and system software and completed technology are amortized using straight line method over the following estimated economic lives:

Customer relationships	3-10 years
SAP certificate	3.8 years
Contract backlogs	0.3-3.5 years
System software	10 years
Completed technology	5-10 years

Impairment of long-lived assets with finite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

these events occur, the Group measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the fair values of the assets. There were no impairment losses during the years ended December 31, 2007, 2008 and 2009.

Impairment of goodwill and indefinite-lived intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. The Group tests goodwill annually following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Management has determined that the Group’s trade names do not have determinable useful lives. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

The Group performs the annual impairment tests on December 31 of each year. No impairment of goodwill and intangible assets with indefinite life was recorded during the year ended December 31, 2007, 2008 and 2009.

Project deposits

Project deposits represent the amounts paid by the Group to certain customers to guarantee fulfillment of all the terms of contracts. The deposits will be refunded by the customers once the contract terms are fulfilled. Historically, deposits were returned as the Group met defined performance goals, service levels and completion schedules as set forth in the contracts.

Research and development

Research and development costs consist of expenditures incurred in the development of new software modules and products, either as part of the internally used software or in conjunction with anticipated customer projects. Technological feasibility for the Company’s software products is reached shortly before the products are released for sale. To date, costs incurred after technological

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

feasibility was established and prior to completion of software development have not been material, and accordingly, the Group has expensed all research and development costs when incurred.

Revenue recognition

The Group provides its services through two services lines: (i) enterprise application services and (ii) financial industry IT services. Enterprise application services primarily consist of packaged software implementation, software application development, support and maintenance services. Financial industry IT services primarily consist of system software support and maintenance, application software development and implementation services as well as consulting services in the financial industry, principally for banks and insurance companies.

Revenues are generated from either fixed-price or time-and-expense contracts. Revenue is considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

Time-and-expense contracts

Revenues from time-and-expense contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense contracts, the Group is reimbursed for actual hours incurred at negotiated hourly billing rates. Customers may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate. The rights to software developed by the Group on behalf of its customers belong to the customers and the Group does not have the option to acquire such rights from its customers. Net revenues recognized for time-and-expense contracts totaled US$35,427, US$45,818 and US$59,667 for the years ended December 31, 2007, 2008 and 2009, respectively.

Fixed-price contracts

Revenues from service-only fixed-price contracts require the Group to perform services for systems design, planning and consulting throughout the contractual period, which is generally less than one year. Revenues from this type of arrangements are generally recognized using the proportional performance method based on the proportion of actual service hours incurred to the budgeted total service hours. All of the Group’s service offerings are similar in nature and the Group has a long history of providing these services resulting in its ability to reasonably estimate the service hours expected to be incurred on each project and there are no retention provisions.

To date, the Group has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

The Group, under some contracts, is subject to payment penalties if it fails to complete the projects within a specified time. To date, the Company has not incurred a material penalty on any contracts. However, as a matter of policy, the Group considers contract provisions for penalties when estimating the total revenue on a contract and evaluates such provisions throughout the life of the contract.

The Group also enters into multiple-element fixed-price arrangements, in which the deliverables include licenses of self-developed core software and third-party software, third party hardware, and

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

related services such as customization, modification, implementation and integration (“project services”) and support and maintenance services which include bug fixes, technical support via telephone and site visit, and unspecified upgrades on a when-and-if-available basis.

The Group accounts for a deliverable in an arrangement of multiple elements as a separate unit of accounting when the following criteria are met.

•	The functionality of the delivered element(s) is not dependent on the undelivered element(s);

•	There is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s). VSOE of fair value is based on the price charged when the deliverable is sold separately by the Group on a regular basis; and

•	Delivery of the delivered element(s) represents the culmination of the earnings process for that element(s).

In some cases, the VSOE of fair value of the support and maintenance services, which is the last element to be delivered, is established based on standalone sales, however, no such evidence exists for other elements. For these arrangements, under the residual method, the amount of consideration allocated to elements other than the support and maintenance services equals the total arrangement consideration less the VSOE of fair value of the support and maintenance services, which is deferred and recognized as revenue using percentage-of-completion method over the project services period. The percentage of completion is determined based on the proportion of actual service hours incurred to the budgeted service hours. When revenue is deferred, the related cost including cost of third-party hardware and software is also deferred. The arrangement consideration allocated to the support and maintenance services is recognized as revenue ratably over the support and maintenance services period, which is usually one to two years.

When the VSOE of fair value of the support and maintenance services does not exist, the entire arrangement is accounted for as one accounting unit resulting in revenue being recognized on a straight line basis over the support and maintenance services period once the support and maintenance services are the only undelivered element. Accordingly, the accumulated contract cost is deferred and recognized as cost of revenue ratably over the same period as revenue is recognized.

Net revenues recognized for fixed-price contracts totaled US$15,953, US$44,954 and US$58,336 for the years ended December 31, 2007, 2008 and 2009, respectively.

The Group reports revenues net of applicable business taxes and the related surcharges. The Company’s subsidiaries in the PRC are subject to a 5% business tax and related surcharges on the revenues earned from providing services, with Camelot Nanjing qualified for business tax at 3%. Dalian Yuandong and Red River Valley are subject to business tax exemption. Business taxes and the related surcharges for the years ended December 31, 2007, 2008 and 2009 were US$1,721, US$2,912 and US$3,865 respectively, and were recorded as a reduction of revenues.

Government subsidies

Subsidies are recorded as a liability when received and recognized as other operating income over the periods in which the Group recognizes the related costs for which the subsidies are intended to compensate. If the costs for which the subsidy is intended to compensate have already been incurred, the Group reports the subsidies as other operating income when received.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

Advertising costs

Advertising costs are expensed as incurred and such expenses were minimal for the periods presented. Advertising costs have been included as part of selling and marketing expenses.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2007, 2008 and 2009. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group’s unrecognized tax benefits did not change significantly within 12 months from December 31, 2009.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Company’s subsidiaries located in the PRC, Japan, Taiwan and Hong Kong are maintained in their local currencies, the Renminbi (“RMB”), Japanese Yen (“Yen”), Taiwan Dollars (“NT$”) and Hong Kong Dollars (“HK$”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB, Yen, NT$ and HK$ translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of equity and comprehensive income.

Significant risks and uncertainties

Foreign currency risk

RMB is not freely convertible into other currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand. The Group’s cash balances in RMB as of December 31, 2007, 2008 and 2009 were RMB47,835,000, RMB105,865,000 and RMB186,999,368, respectively.

During the periods, the Group incurred foreign currency risk on sales denominated in U.S. dollars and Japanese Yen. The Group did not enter into any foreign exchange forward contracts to hedge against exchange rate fluctuations.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, accounts receivable and amounts due from related parties. The Group places their cash with financial institutions with high-credit ratings and quality. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

Details of customers accounting for 10% or more of total net revenues were as follows:

	Years Ended December 31,
	2007	%	2008	%	2009	%

Customer A	17,722	34%	28,646	32%	37,315	32%

Details of customers accounting for 10% or more of accounts receivable were as follows:

	As of December 31,
	2008	%	2009	%

Customer A	16,763	37%	25,044	37%

Net income per share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The Group’s convertible preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-converted basis. Accordingly, the Group uses the two- class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, undistributed net income is allocated

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

on a pro rata basis to the ordinary and preferred shares to the extent that each class may share net income for the period.

The Group has convertible preferred shares and employee share options which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the convertible preferred shares is computed using the as-converted method; the effect of the employee share options is computed using the treasury stock method.

The net income per share information for all periods presented has reflected the 4-for-1 stock split effected in May 2010 (See Note 22 “Subsequent Events”).

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis, over the requisite service period of the award, which is generally the vesting period of the award. The amount of compensation expenses recognized for any period is not less than the portion of the grant date fair value of the options vested during that period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Segment reporting

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment. The Group’s revenue and net income are substantially derived from enterprise application services and financial industry IT services.

The following table summarizes the Group’s net revenues and long-lived assets in different geographic locations in U.S. dollars:

	Years Ended December 31,
	2007	2008	2009

Net revenues
PRC	35,192	62,457	88,790
Taiwan	2,292	14,725	16,777
Japan	10,418	11,520	11,642
Others	3,478	2,070	794

Total	51,380	90,772	118,003

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2008	2009

Long-lived assets
PRC	34,287	69,951
Taiwan	6,452	5,925
Japan	—	—
Others	1,535	1,464

Total	42,274	77,340

Geographic area information for net revenues is summarized based on the countries in which the customers are located.

The following table summarizes the Group’s net revenues by service line:

	Years Ended December 31,
	2007	2008	2009

Enterprise application services	42,752	63,627	78,525
Hardware and software product	1,592	1,639	898

Total enterprise application services	44,344	65,266	79,423

Financial industry services	6,501	20,213	34,920
Hardware and software product	535	5,293	3,660

Total financial industry services	7,036	25,506	38,580

Total net revenues	51,380	90,772	118,003

Business Combinations

Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Company has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

in earnings. For periods prior to January 1, 2009 contingent consideration was not recorded until the contingency was resolved.

Recently issued accounting standards not yet adopted

On June 12, 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

On September 23, 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

On September 23, 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

On January 21, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

3.	ACQUISITIONS

Hwawei

In January 2007, the Group acquired 100% equity interest of Hwawei, an enterprise that dedicates itself to providing application software implementation and development services in Taiwan for a cash consideration of US$1,442 which was paid in full as of December 31, 2007. Because Hwawei’s business model is similar to that of the Group, the combination of Hwawei’s operations with the Group is expected to strengthen the Group’s position in Taiwan. The transaction was accounted

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

for as a business combination using the purchase method of accounting. The acquired net assets were recorded at their fair value at the date of acquisition. The results of Hwawei have been included in the Group’s consolidated financial statements since the date of acquisition.

The purchase price of US$1,442 was allocated as follows as of the acquisition date:

		Weighted Average
	Amounts	Useful Lives

Cash	418
Accounts receivable	411
Other current assets	21
Property and equipment	41
Intangible assets:
Trade name	176	Indefinite
Contract backlogs	8	0.3 year
Customer relationships	290	5 years
Current liabilities	(292)
Deferred tax liabilities	(118)
Goodwill	487

Total	1,442

Across Japan

In March 2005, the Company, together with an unrelated party, established Across Japan Co., Ltd. (“Across Japan”) in Yokohama, Japan with a registered capital of JPY10,000,000. The Company holds a 50% interest in Across Japan for a cash contribution totaling US$46. Across Japan was established as a joint venture where each investor participates, directly or indirectly, in the overall management of the joint venture and none of the investors individually had control over it. The Company accounted for its investment in Across Japan using the equity method of accounting until April 2007.

In April 2007, the Group acquired the remaining 50% equity interest in Across Japan for a total cash consideration of US$47. Across Japan was previously accounted for using the equity method of accounting. Upon acquisition, Across Japan was renamed Camelot Japan Co., Ltd. (“Camelot Japan”). Camelot Japan did not have significant operations and the assets and liabilities were not material on the acquisition date. The consideration paid approximated the fair value of the 50% equity interest acquired and no goodwill resulted from the acquisition.

Red River Valley

In February 2008, the Group acquired 100% equity interest of Beijing Red River Valley Information Technology Co., Ltd. and its affiliate, Funders Technology Ltd. (collectively, “Red River Valley”), from a group of shareholders. Red River Valley provides packaged software services to the steel manufacturing industry in PRC. The total consideration includes US$12,000 in cash, of which US$500 was paid during 2007 and US$3,500 was paid in February 2008. The remaining US$8,000 was to be paid in two installments: a) payment of US$7,000 was due on the date of a qualified initial

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

public offering or December 31, 2009, whichever was earlier; b) US$1,000 was to be paid in two years after the acquisition date.

The Company recorded the aforementioned US$8,000 at its present value of US$6,952 at the acquisition date. As a result, the total consideration as of the acquisition date is US$10,952. The difference between the US$8,000 and its present value of US$6,952 as of the acquisition date is amortized as interest expense over the payment term. The Group recognized $226 of interest expense for the year ended December 31, 2008.

Red River Valley provides software development and maintenance service in China. Because Red River Valley’s business model is similar to that of the Group, the combination of Red River Valley’s operations with the Group is expected to strengthen the Group’s overall position in China. The transaction was accounted for as a business combination using the purchase method of accounting. The operating results of Red River Valley have been included in the Group’s consolidated financial statements since the date of acquisition.

The purchase price of US$10,952 was allocated as follows as of the acquisition date:

		Weighted Average
	Amounts	Useful Lives

Cash	961
Accounts receivable	2,015
Other current assets	780
Property and equipment	119
Intangible assets:
Trade name	1,337	Indefinite
Contract backlogs	70	1 year
Customer relationships	1,236	3 years
Completed technology	531	10 years
Current liabilities	(1,723)
Deferred tax liabilities	(187)
Goodwill	5,813

Total	10,952

Pursuant to the agreement dated July 1, 2008 between the Company and the original selling shareholders of Red River Valley, the remaining consideration payable of US$8,000 with a carrying value of US$7,179 as of July 1, 2008 was waived for the consideration of US$1,200 in cash which is payable on demand without interest, and 1,800,000 ordinary shares at a fair value of US$1.14 per share estimated by American Appraisal, an independent valuation firm on the agreement date.

The agreement was accounted for as an extinguishment of debt and resulted in a gain of US$3,926 from extinguishment of debt for the year ended December 31, 2008, which represents the amount of the carrying value of the original liability in excess of the fair value of the amended consideration. As of December 31, 2009, the US$1,200 has not been paid. The 1,800,000 ordinary shares were reflected as shares to be issued in equity on the consolidated balance sheet as of December 31, 2009 and subsequently issued in May 2010. (See Note 22 “Subsequent Events”).

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

Yinfeng

In April 2008, the Group acquired 100% equity interest of Beijing Yinfeng Technology Development Co., Ltd and its affiliate (collectively, “Yinfeng”), which is engaged in development of bank software surveillance system and anti-money laundering platform in PRC, for an initial consideration of US$8,158 in cash which is payable on demand without interest, and 1,000,000 ordinary shares of the Company at a fair value of $1.22 per share estimated by American Appraisal, an independent valuation firm, on the acquisition date. Additional contingent consideration based on Yinfeng’s performance in 2008 and 2009, which was determined to be $3,223 as of December 31, 2009, shall be settled in 2,200,000 ordinary shares of the Company. The number of ordinary shares was determined by the Group with reference to the fair value of US$1.47 per share as of the end of 2009, estimated by American Appraisal.

US$3,909 was paid as of December 31, 2009 and the 1,000,000 ordinary shares were issued in September 2009. The transaction was accounted for as a business combination using the purchase method of accounting. The operating results of Yinfeng have been included in the Group’s consolidated financial statements since the date of acquisition.

The purchase price of US$12,599, including the additional performance-based consideration of US$3,223, was allocated as follows:

		Weighted Average
	Amounts	Useful Lives

Cash	572
Accounts receivable	552
Other current assets	42
Property and equipment	103
Intangible assets:
Trade name	334	Indefinite
Contract backlogs	120	1 year
Customer relationships	2,350	5 years
Completed technology	246	5 years
Current liabilities	(1,094)
Deferred tax liabilities	(290)
Goodwill	9,664

Total	12,599

VLife

In April 2008, the Group acquired 100% equity interest of VLife Technology Co., Ltd. and its affiliate, NOVO Technology Inc., (collectively, “VLife”), from a group of shareholders. The total consideration includes US$3,000 in cash and 2,250,000 ordinary shares of the Company with a fair value of US$1.22 per share estimated by American Appraisal, an independent valuation firm, on the acquisition date. Therefore the total consideration was US$5,739. The cash portion was fully paid in April, 2008 and the ordinary shares were issued in July 2008. VLife provides application software development and implementation services to life insurance companies in Taiwan. The transaction was accounted for as a business combination using the purchase method of accounting. The operating

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

results of VLife have been included in the Group’s consolidated financial statements since the date of acquisition.

The purchase consideration of US$5,739 was allocated as follows as of the acquisition date:

		Weighted Average
	Amounts	Useful Lives

Cash	1,410
Term deposits	789
Restricted cash	624
Short-term investment	314
Accounts receivable	1,636
Other current assets	34
Property and equipment	141
Intangible assets:
Trade name	630	Indefinite
Contract backlogs	32	2.8 years
Customer relationships	1,127	4.8 years
Current liabilities	(609)
Deferred tax liabilities	(389)

Total	5,739

No goodwill was resulted from the allocation of purchase price in the acquisition as the estimated fair value of assets acquired and liabilities assumed was greater than the consideration paid. The resulting negative goodwill of US$180 was allocated proportionally to offset against certain non-current assets.

Harmonation

In July 2008, the Group acquired 85.47% equity interest of Harmonation Inc. and 100% equity interest of its affiliate, Nobel Villa Ltd., (collectively, “Harmonation”), from a group of shareholders. The total consideration includes US$4,786 in cash and 833,336 ordinary shares of the Company with a fair value of US$1.14 per share estimated by American Appraisal, an independent valuation firm on the acquisition date. Therefore the total consideration was US$5,886, including US$150 professional service fee in connection with the business acquisition. The cash portion was fully paid in 2008 and the ordinary shares were issued in July. Harmonation provides image solution and business process management application services to financial services companies in Taiwan. The transaction was accounted for as a business combination using the purchase method of accounting. The operating results of Harmonation have been included in the Group’s consolidated financial statements since the date of acquisition.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

The purchase consideration of US$5,886 was allocated as follows as of the acquisition date:

		Weighted Average
	Amounts	Useful Lives

Cash	420
Restricted cash	1,895
Accounts receivable	1,212
Inventory	2,516
Project deposits	994
Other current assets	1,330
Property and equipment, net	912
Land	1,391
Intangible assets:
Trade name	1,882	Indefinite
Contract backlogs	152	1 year
Customer relationships	661	5 years
Bank borrowings	(2,463)
Other current liabilities	(3,958)
Bank borrowings, less current portion	(1,392)
Deferred tax liabilities	(562)
Goodwill	1,274
Noncontrolling interests	(378)

Total	5,886

Agree

In July 2009, the Group acquired 100% equity interest of Agree Zhuhai and its affiliates (collectively, “Agree”). The initial consideration includes US$7,320 in cash and 4,866,180 ordinary shares of the Company with a fair value of US$1.25 per share estimated by American Appraisal, an independent valuation firm, on the acquisition date. In addition, the Group agreed to pay a performance-based consideration to Agree in cash between RMB63,000,000 (approximately US$9,265) and RMB75,000,000 (approximately US$11,029) no later than January 1, 2012 determined using a specified formula based on Agree’s earnings in 2009 and 2010, of which the fair value on the acquisition date was US$8,303 estimated by American Appraisal. Therefore the total consideration was US$21,718. The cash portion was fully paid in July, 2009 and the ordinary shares were issued in September, 2009. Agree provides comprehensive software solutions for automating teller systems and branch operations to customers in the financial services industry in China through developing financial software platforms and applications. The transaction was accounted for as a business combination using the purchase method of accounting. The operating results of Agree have been included in the Group’s consolidated financial statements since the date of acquisition. US$8,082 of net revenues generated by Agree in the year of 2009 has been included in the Group’s consolidated statement of operations.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

The purchase consideration of US$21,718 was allocated as follows as of the acquisition date:

		Weighted Average
	Amounts	Useful Lives

Cash	1,635
Restricted Cash	739
Accounts receivable	6,656
Inventory	55
Other current assets	785
Property and equipment, net	426
Intangible assets:
Trade name	4,285	Indefinite
Contract backlogs	642	1 year
Customer relationships	5,239	4.5 years
Other current liabilities	(2,619)
Deferred tax liabilities	(1,026)
Goodwill	4,901

Total	21,718

Tansun

On December 30, 2009, the Group acquired 100% equity interest of Tansun Beijing and its affiliates (collectively “Tansun”). The initial consideration includes US$8,790 in cash and 3,932,000 ordinary shares of the Company with a fair value of US$1.47 per share estimated by American Appraisal, an independent valuation firm, on the acquisition date. In addition, the Group agreed to pay a performance-based consideration in cash up to RMB50,000,000 (approximately US$7,353) determined using a specified formula based on Tansun’s earnings in 2010 and 2011, of which the fair value on the acquisition date was US$3,969 estimated by American Appraisal. Therefore the total consideration was US$18,519. No cash or shares were paid or issued as of December 31, 2009. Tansun provides core business and enterprise software solutions and services for the financial services industry in China, including the consultation, design, development, implementation, testing and maintenance for key functions, such as corporate loan, risk management, supply chain financing, commercial loan, cash management, and internal collaboration and workflow. The transaction was accounted for as a business combination using the purchase method of accounting. The operating results of Tansun have been included in the Group’s consolidated financial statements since the date of acquisition.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

The purchase consideration of US$18,519 was allocated as follows as of the acquisition date:

		Weighted Average
	Amounts	Useful Lives

Cash	1,835
Accounts receivable	3,539
Other current assets	705
Property and equipment, net	1,088
Intangible assets:
Trade name	3,024	Indefinite
Contract backlogs	584	3.5 year
Customer relationships	2,580	4 years
Completed technology	3,602	5 years
Bank borrowings	(1,428)
Other current liabilities	(3,978)
Bank borrowings, less current portion	(374)
Deferred tax liabilities	(1,379)
Goodwill	8,721

Total	18,519

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2007, 2008 and 2009 assuming that all significant acquisitions, which are Across Japan acquired in 2007, occurred as of January 1, 2007, and Red River Valley, Yinfeng, VLife and Harmonation acquired in 2008, occurred as of January 1, 2007 and 2008, and Agree and Tansun acquired in 2009, occurred as of January 1, 2008 and 2009, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years Ended December 31,
	2007	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)

Pro forma net revenues	71,106	115,741	129,411
Pro forma net income attributable to Camelot Information Systems Inc.	7,319	7,423	11,342
Pro forma net income per ordinary share-basic	0.06	0.06	0.09
Pro forma net income per Series A convertible preferred share-basic	0.06	0.06	0.09
Pro forma net income per Series B convertible preferred share-basic	0.06	0.06	0.09
Pro forma net income per ordinary share-diluted	0.06	0.06	0.09

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

Fair value of acquired assets and contingent consideration

The Group measured the fair value of the purchased intangible assets using the “cost,” “income approach-excess earnings” and “with & without” valuation method. The Group measured the fair value of the contingent consideration considering, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business in China. These purchased intangible assets and contingent consideration are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets and liabilities.

The change in fair value of the contingent consideration in relation to the acquisition of Agree from the date of acquisition to December 31, 2009 was US$549.

4.  SHORT TERM INVESTMENT

The Group from time to time invests in equity securities publicly traded in Taiwan market, which are accounted for as trading securities. The Group recognized (loss) or gain of US$nil, US$(115) and US$44 in the statements of operations for the years ended December 31, 2007, 2008 and 2009, respectively. The fair value of trading securities is determined based on the quoted market price of the securities which is a Level 1 fair value measurement. The Group did not hold trading securities as of December 31, 2009 and held an immaterial amount as of December 31, 2008.

5.  ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2008	2009

Billed receivable	19,286	20,777
Notes receivable	674	249
Less: Allowance for doubtful accounts	—	—

Billed accounts receivable, net	19,960	21,026

Unbilled receivable	25,733	47,983
Less: Allowance for doubtful accounts	(786)	(795)

Unbilled accounts receivable, net	24,947	47,188

Notes receivable represents bank acceptance bills, which are transferable and short term maturity.

Unbilled receivables represent amounts earned under contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the achievement of certain milestones or the completion of the project.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

An analysis of the allowance for doubtful accounts is as follows:

	As of
	December 31,
	2008	2009

Balance at beginning of year	273	786
Provision for doubtful accounts	521	106
Write-offs	(106)	(95)
Exchange rate differences	98	(2)

Balance at end of year	786	795

6.  INVENTORIES

Inventory consisted of the following:

	As of
	December 31,
	2008	2009

Raw material and consumables	180	153
Third-party hardware	707	657

Total	887	810

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of
	December 31,
	2008	2009

Advances to employees	676	1,787
Advances to suppliers	1,481	3,681
Deferred initial public offering costs	—	114
Loan to unrelated parties	407	290
Tender and other utility deposit	1,192	539
Prepaid rental	217	354
Others	55	370

	4,028	7,135

Advances to employees relate to cash advances given to employees for use during business operations and are recognized as selling and marketing expenses when incurred. As of December 31, 2008 and 2009, tender and other utility deposit mainly consisted of deposit which was made as part of the bidding process on projects.

Loan to unrelated parties represents amounts borrowed by certain unrelated parties for their short-term needs of working capital. Loan to unrelated parties were non-interest bearing, unsecured and payable on demand.

The Group began its preparation of its initial public offering in 2007. It was postponed in 2008 due to changes in market conditions. As a result, the related initial public offering costs of US$408

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

and US$1,899 incurred in 2007 and 2008 respectively prior to the recommencement in late 2009 were written off as expenses in 2008.

8.	PROPERTY AND EQUIPMENT, NET

	As of
	December 31,
	2008	2009

Building	1,400	2,333
Leasehold improvements	342	511
Furniture and office equipment	3,271	3,902
Motor vehicles	649	1,070

	5,662	7,816
Less: Accumulated depreciation	(2,780)	(3,697)

Property and equipment, net	2,882	4,119

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 were US$488, US$587 and US$634, respectively.

9.	INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2008 and 2009 were as follows:

	As of
	December 31,
	2008	2009

Intangible assets not subject to amortization:
Trade names	7,807	15,180
Intangible assets subject to amortization:
Customer relationships	10,633	18,500
Contract backlogs	623	1,742
SAP certificate	18	18
System software	895	894
Completed technology	813	4,415

	20,789	40,749

Less: Accumulated amortization
Customer relationships	(4,395)	(7,628)
Contract backlogs	(499)	(828)
SAP certificate	(16)	(18)
System software	(155)	(244)
Completed technology	(89)	(196)

	(5,154)	(8,914)

Intangible assets, net	15,635	31,835

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

Amortization expenses were US$982, US$2,809 and US$3,860 for years ended December 31, 2007, 2008 and 2009, respectively. The Group expects to record amortization expenses of approximately US$6,264, US$4,415, US$3,093, US$1,771, US$704 and US$408 for each of the year 2010, 2011, 2012, 2013, 2014, 2015 and thereafter, respectively. If the Group acquires additional intangible assets in the future, the cost of revenues or operating expenses will be increased by the amortization of those assets.

10.	GOODWILL

The Changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2008 and 2009 were as follows:

	China Enterprise	China Financial	Taiwan Financial
	Application Services	Industry IT Services	Industry IT Services	Total

Balance as of January 1, 2008	7,996	—	491	8,487
Acquisitions of Red River Valley, Yinfeng, and Harmonation (Note 3)	5,813	6,441	1,274	13,528
Exchange difference	800	179	(107)	872

Balance as of December 31, 2008	14,609	6,620	1,658	22,887
Acquisitions of Agree and Tansun (Note 3)	—	13,622	—	13,622
Settlement of contingent consideration of Yinfeng (Note 3)	—	3,223	—	3,223
Exchange difference	(7)	(21)	179	151

Balance as of December 31, 2009	14,602	23,444	1,837	39,883

The Group tested its goodwill for impairment at the following reporting units level.

China enterprise application services — This reporting unit provides similar IT services to its customers located in China. It includes all subsidiaries of the Group except for Bayshore, Yinfeng, Hwawei, VLife, Harmonation, Agree and Tansun. The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

China financial industry IT services — This reporting unit provides similar system development and maintenance services to its customers within the financial industry located in China. It includes Bayshore, Yinfeng, Agree and Tansun. The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

Taiwan financial industry IT services — This reporting unit provides similar system development and maintenance services to its customers within the financial industry located in Taiwan. It includes Hwawei, VLife and Harmonation. The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

The Company performs its annual goodwill impairment tests on December 31 of each year. Based on the impairment tests performed, no impairment charges were recognized for the years ended December 31, 2007, 2008 and 2009, respectively.

11.	BANK BORROWINGS

The borrowings were repayable as follows:

	As of
	December 31,
	2008	2009

Within one year	2,427	8,842
Over one year	76	374

Bank borrowing	2,503	9,216

Bank borrowings within one year:

In 2008 and 2009, Harmonation entered into loan agreements with various banks in Taiwan. The bank loans bore variable interest rate ranging from 2.90% to 7.50% per annum payable in arrears.

Beijing Camelot entered into loan agreements with Bank of Beijing in 2009. The bank loans bore fixed interest rate 3.87% per annum payable in arrears.

Huaqiao entered into a loan agreement with Industrial and Commercial Bank of China in 2009. The bank loans bore fixed interest rate 5.58% per annum payable in arrears.

Tansun Beijing entered into a loan agreement with China CITIC Bank in 2009. The bank loans bore fixed interest rate 5.35% per annum payable in arrears.

Bank borrowing over one year:

Tansun Xiamen entered into a ten-year loan agreement with Agricultural Bank of China in 2009. The bank loans bore fixed interest rate 8.61% per annum payable in arrears. The loan was secured by a property owned by Tansun Xiamen. The pledged property as of December 31, 2009 had a net book value of US$908.

Interest expense and the weighted average effective rate for 2007, 2008 and 2009 were US$6 and 6.71%, US$84 and 4.60% and US$96 and 4.86% , respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

12.	ACCRUED EXPENSES AND OTHER PAYABLES

	As of
	December 31,
	2008	2009

Accrued employee payroll and welfare	2,985	5,174
Business taxes payable	2,020	2,803
Other taxes payable	699	886
Reimbursable employee travelling expenses	423	728
Professional service fee	102	6
Initial public offering costs	150	—
Other liabilities	576	828

	6,955	10,425

Other taxes payable includes unpaid VAT and withholding individual income tax.

13.	INCOME TAXES

The current and deferred components of income tax expense (benefit) were as follows:

	Years Ended December 31,
	2007	2008	2009

Current
PRC	1,397	1,443	1,780
Others	172	807	1,199

Total current income taxes	1,569	2,250	2,979

Deferred
PRC	(118)	(476)	(558)
Others	(77)	(374)	(180)

Total deferred income taxes	(195)	(850)	(738)

Total income taxes	1,374	1,400	2,241

British Virgin Islands

The Company and its subsidiaries that were incorporated in the BVI are not subject to taxation in their country of incorporation. The Group has certain business activities conducted in the PRC which is only subject to PRC income taxes. Subsidiaries incorporated in the BVI include Triumph and Konwell.

Hong Kong

King’s was established in Hong Kong. In 2007, it was subject to Hong Kong profit tax at 17.5%. Beginning 2008, the Hong Kong profit tax rate has been changed to 16.5%.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

Japan

Entoh and Camelot Japan were established in Japan and are subject to Japanese income taxes at 43%

Taiwan

Taiwan Camelot, Hwawei, VLife, Harmonation and Ruiyin were subject to Taiwan income taxes at 25% for 2007, 2008 and 2009. According to the new income tax law enacted by Taiwan tax authorities in May 2009, Taiwan income tax rate was reduced to 20% effective on January 1, 2010. The deferred taxes as of December 31, 2009 were determined based on the tax rate of 20% (see note 22 “Subsequent Events” for tax rate changes).

PRC

The Group’s PRC entities are subject to PRC Enterprise Income Tax (EIT) on the taxable income in accordance with the relevant PRC income tax laws. In 2007, the EIT rate for companies operating in the PRC was 33%.

Prior to January 1, 2008, subsidiaries which qualified as “high and new technology enterprises” (“HNTE”) under EIT were Camelot Beijing, Beijing Heng En, Bayshore and Faceita. They were entitled to a preferential tax rate of 15% with three-year exemption followed by a reduced tax rate of 7.5% for the subsequent three years. In 2007, Camelot Beijing, Beijing Heng En, Bayshore, and Faceita were taxed at 15%, 15%, 7.5% and 7.5% respectively.

Subsidiaries which qualified as “Software enterprise” located in “Special economic zones” were Shanghai Camelot and Asialink, which were taxed at 7.5% and 15% respectively, in 2007.

Dalian Yuandong, as both a “foreign investment enterprise” and a HNTE was subject to a 10% tax rate in 2007.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (“the New EIT Law”) which became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Under the New EIT Law, an enterprise which qualifies as a “High and new technology enterprise” (“the new HNTE”) is entitled to a tax rate of 15%. Camelot Beijing, Red River Valley, Yinfeng, and Agree Zhuhai obtained the new HNTE status in 2008. Bayshore, Faceita and Tansun Beijing obtained the new HNTE status in 2009.

Jiaxing Camelot qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the New EIT Law and therefore was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year and 2008 followed by a 50% reduction in tax rate for the succeeding three years. Accordingly, Jiaxing Camelot was entitled to EIT exemption for 2008 and 2009 and a preferential tax rate of 12.5% for 2010, 2011 and 2012.

In addition, Shanghai Camelot, Asialink and Dalian Yuandong were continually entitled to preferential tax rates based on their qualifications obtained prior to the effectiveness of the New EIT Law.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

The preferential tax rates different from the PRC statutory rates, which were used to calculate the tax provision based on the Group’s interpretation of the New EIT Law as of the balance sheet date (see Note 22 “Subsequent Events” for tax rate changes), are presented in the following table.

Subsidiaries	0%	7.5%	9%	10%	12.5%	15%	18%	20%	22%

Camelot Beijing(1)	—	—	—	—	—	2007 - 2010	—	—	—
Red River Valley(1)	—	2008	—	—	—	2009 - 2010	—	—	—
Yinfeng(1)	—	—	—	—	—	2008 - 2010	—	—	—
Beijing Heng En	—	—	—	—	—	2007	—	—	—
Bayshore	—	2007	—	—	—	2009 - 2011	—	—	—
Shanghai Camelot	—	2007	2008	2009	—	—	—	—	2010
Asialink	—	—	—	—	—	2007	2008	2009	2010
Dalian Yuandong	—	—	—	2007 - 2009	—	—	—	—	—
Faceita	—	2007	—	—	—	2009 - 2011	—	—	—
Jiaxing Camelot	2008 - 2009	—	—	—	2010 - 2012	—	—	—	—
Agree Zhuhai	—	—	—	—	—	2008 - 2010	—	—	—
Tansun Beijing	—	—	—	—	—	2009 - 2011	—	—	—

(1)	The new HNTE status obtained by Camelot Beijing, Red River Valley, Yinfeng, and Agree Zhuhai in 2008, and Bayshore, Faceita and Tansun Beijing in 2009 under the New EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

In calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three year period. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax liability balance would increase by US$2,037 as of December 31, 2009, which would be an increase to the income tax expenses.

The applicable EIT rate of other PRC subsidiaries is 25% in 2008 and 2009.

The principal components of deferred income taxes were as follows:

	December 31,
	2008	2009

Current deferred tax assets:
Provision for doubtful accounts	164	177
Accrued payroll	216	502
Less: Valuation allowance	(171)	(164)

Current deferred tax assets, net	209	515

Non-current deferred tax assets:
Net operating losses	456	647
Research and development cost deferred for tax purposes	260	451
Less: Valuation allowance	(456)	(928)

Non-current deferred tax assets, net	260	170

Non-current deferred tax liabilities:
Intangible assets acquired in business acquisitions	2,725	4,971

Non-current deferred tax liability, net	2,725	4,971

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

The Group had net operating losses of US$2,589 from the Company’s PRC subsidiaries for the period from 2006 to 2009. The net operating loss carryforwards cannot be transferable or utilized by other entities within the Group. As of December 31, 2008 and 2009, valuation allowance was US$456 and US$647, respectively which were provided against deferred tax assets arising from net operating losses due to the uncertainty of realization.

The net operating loss carry forwards for the PRC subsidiaries was US$2,589 as of December 31, 2009 and will expire on various dates through 2013.

Reconciliation between the statutory PRC enterprise income tax rate of 25% and the effective tax rate is as follows:

	Years Ended December 31,
	2007	2008	2009
	%	%	%

Statutory tax rate in PRC	33.0	25.0	25.0
Effect of income not taxable for tax purposes	0.4	(0.1)	(0.1)
Effect of expenses not deductible for tax purposes	4.6	2.2	2.5
Different tax jurisdictions	(0.5)	(5.3)	3.2
Effect of income tax holiday and relief	(23.8)	(15.1)	(19.5)
Effect of deemed income for tax purpose	1.5	1.2	0.6
Changes in valuation allowance	0.3	5.1	3.0
Changes in income tax rate	0.3	—	—

Effective tax rate	15.8	13.0	14.7

If the tax holidays granted to Camelot Beijing, Red River Valley, Yinfeng, Jiaxing Camelot, Beijing Heng En, Bayshore, Faceita, Dalian Yuandong and Agree Zhuhai were not available, provisions for income taxes and net income per share would be as follows:

	Years Ended December 31,
	2007	2008	2009

Provisions for income taxes	2,360	3,024	5,289
Net income per share — basic Ordinary share	0.06	0.06	0.08
Net income per Series A convertible preferred share	0.06	0.06	0.08
Net income per Series B convertible preferred share	0.06	0.06	0.08
Net income per share — diluted Ordinary shares	0.06	0.06	0.08
Weighted average shares used in calculating net income per share
Basic — Ordinary shares	73,691,478	77,394,257	82,035,859
Series A convertible preferred share	39,652,097	44,055,018	44,055,018
Series B convertible preferred share	55,059	4,019,328	4,019,328
Diluted — Ordinary shares	114,516,885	127,587,315	133,017,168

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

The Group did not identify significant unrecognized tax benefits for years ended December 31, 2007, 2008 and 2009. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2009.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which the Company’s Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$36,939 at December 31, 2009 are considered to be indefinitely reinvested and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

14.	NET INCOME PER SHARE

	Years Ended December 31,
	2007	2008	2009

Net income attributable to Camelot Information Systems Inc.	7,313	9,282	12,966
Numerator used in basic and diluted net income per share:
Net income attributable to Camelot Information Systems Inc. allocated for computing net income per ordinary share-basic(i)	4,752	5,726	8,175

Net income attributable to Camelot Information Systems Inc. allocated for computing net income per Series A convertible preferred share-basic(i)	2,557	3,259	4,390

Net income attributable to Camelot Information Systems Inc. allocated for computing net income per Series B convertible preferred share-basic(i)	4	297	401

Net income attributable to Camelot Information Systems Inc. allocated for computing net income per ordinary share-diluted	7,313	9,282	12,966

Shares (denominator)(ii):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic(iii)	73,691,478	77,394,257	82,035,859

Weighted average shares outstanding used in computing net income per Series A convertible preferred share-basic	39,652,097	44,055,018	44,055,018

Weighted average shares outstanding used in computing net income per Series B convertible preferred share-basic	55,059	4,019,328	4,019,328

Employee share options (treasury effect)	1,118,251	2,118,712	2,906,963

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted(iv)	114,516,885	127,587,315	133,017,168

Net income attributable to Camelot Information Systems Inc. per ordinary share-basic	0.06	0.07	0.10

Net income attributable to Camelot Information Systems Inc. per Series A convertible preferred share-basic	0.06	0.07	0.10

Net income attributable to Camelot Information Systems Inc. per Series B convertible preferred share-basic	0.06	0.07	0.10

Net income attributable to Camelot Information Systems Inc. per ordinary share-diluted	0.06	0.07	0.10

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis based on the dividend participant right. Since each Series A convertible preferred shares and Series B convertible preferred shares has the same participating right as each ordinary share, the allocation was based on the number of ordinary shares, Series A convertible preferred shares and Series B convertible preferred shares issued.

(ii)	The net income per share information for all periods presented has reflected the 4-for-1 stock split effected in May 2010 (See Note 22 “Subsequent Events”).

(iii)	As of December 31, 2007, 2008 and 2009, the Group has 3,960,000, 7,462,200 and 12,354,400 employee share options outstanding that can potentially dilute net income per share in the future but were excluded in computation of diluted net income per share in 2007, 2008 and 2009 as their effect would be anti-dilutive.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

(iv)	The calculation of the weighted average number of ordinary shares for the purpose of basic net income per share for 2008 included the effect of the 1,000,000 ordinary shares issuable in connection with business acquisition of Yinfeng and the 1,800,000 ordinary shares issuable in connection with extinguishment of liability with Red River Valley.

The calculation of the weighted average number of ordinary shares for the purpose of basic net income per share for 2009 included the effect of the 1,800,000 ordinary shares issuable in connection with the extinguishment of liability with Red River Valley, the 3,932,000 ordinary shares issuable in connection with the business acquisition of Tansun, and the 2,200,000 ordinary shares issuable in connection with the settlement of the performance-based contingent consideration for business acquisition of Yinfeng.

15.	ORDINARY SHARES

In November 2000, the Company authorized 50,000 ordinary shares at an issue price of US$1 per share of which, 20,000 shares were issued to six ordinary shareholders and were fully paid.

On the May 9, 2006 Shareholders’ Meeting, the Company announced a 500-for-1 stock split. Immediately prior to the stock split, 22,550 shares were issued and outstanding. After the stock split and immediately prior to the issuance of Series A Convertible Preferred Shares (see Note 16), the authorized capital stock of the Company consisted of (a) 25,000,000 ordinary shares, of which 11,275,000 shares were issued and outstanding and 1,812,000 shares were reserved for the 2006 Plan, and (b) 12,500,000 shares of preferred shares. While the stock split increased the number of shareholding for each shareholder, the percentage of total ownership of the Company and the total dollar amount immediately after the stock split were not affected. At the time of the stock-split, the ordinary shares were not assigned a par value.

In December 2006, the Company issued 1,510,370 ordinary shares as part of the consideration for the acquisition of Dalian Yuandong.

During the December 24, 2007 shareholders meeting, the Company announced a 1.5-for-1 stock split. After the stock split, and immediately prior to the issuance of Series B convertible preferred shares (see Note 16), the Company had 37,500,000 ordinary shares authorized and 18,422,870 shares issued and outstanding. While the stock split increased the number of shares for each stockholder, the percentage of their ownership in the Company was not affected. The 1.5-to-1 stock-split was retrospectively reflected in the Group’s consolidated financial statements.

In July 2008, the Company issued 562,500 and 208,334 ordinary shares as part of the consideration for the acquisitions of VLife and Harmonation, respectively.

In September 2009, the Company issued 250,000 and 1,216,545 ordinary shares as part of the consideration for the acquisitions of Yinfeng and Agree, respectively.

The 450,000 ordinary shares in connection with the extinguishment of liability with Red River Valley, the 983,000 ordinary shares in connection with the business acquisitions of Tansun, and the 550,000 ordinary shares in connection with the settlement of the performance-based contingent consideration for business acquisition of Yinfeng as set out in Note 3, were reflected as shares to be issued in equity on the consolidated balance sheet as of December 31, 2009 and subsequently issued in May 2010 (see Note 22 “Subsequent Events”). The calculation of the weighted average number of ordinary shares for the purpose of basic net income per share has included the effect of the shares in connection with business acquisitions from their respective acquisition date or the date

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

when the contingency was resolved for performance-based contingent consideration and the shares in connection with extinguishment of liability from the agreement date.

As of December 31, 2009, the Company had 37,500,000 ordinary shares authorized and 20,660,249 shares issued and outstanding.

The May 2010 shareholders meeting approved a 4-for-1 stock split for all ordinary shares, Series A and Series B convertible preferred shares. After the stock split, as of December 31, 2009, the Company had 451,925,654 ordinary shares authorized, 82,640,994 shares issued and outstanding, and 7,932,000 shares to be issued in connection with the acquisitions of Yinfeng and Tansun, and the extinguishment of liability with Red River Valley, which were issued in May 2010. While the stock split increased the number of shares for each stockholder, the percentage of their ownership in the Company was not affected. The 4-for-1 stock split was retrospectively reflected in the Group’s consolidated financial statements. See Note 22 “Subsequent Events.”

16.	CONVERTIBLE PREFERRED SHARES

Series A Convertible Preferred Shares (“Series A Shares”)

On the May 9, 2006 Shareholders’ Meeting, the Company authorized 12,500,000 Series A Shares and at the same day, Citigroup Venture Capital International Growth Partnership, L.P. and Citigroup Venture Capital International Co-Investment, L.P (the “Investors”) purchased 5,033,500 (“Initial Shares”) Series A Shares issued by the Company at a price of US$3.9734 per share (“Series A Purchase Price”) for total cash considerations of US$20,000 (“Aggregate Purchase Price”), with an issuance cost of US$1,125. In connection with the issuance of Series A Shares, the Company granted the Investors an option to purchase additional Series A Shares (the “Series A Option Shares”) at any time within 12 months after the issuance of Series A Shares. The additional number of shares to be purchased was at the Investors’ discretion and was payable based on the Adjusted Purchase Price as defined in the Series A Shares price agreement (“Purchase Price Adjustment”) not to exceed a total purchase price of US$10,000. Management classified the Series A Option as a component of Series A shares because the option was not considered to be a freestanding instrument. Additionally, because the Series A Option is clearly and closely related to Series A Shares, it is not required to be bifurcated from Series A Shares. On April 27, 2007, the Investors exercised the option and the Company issued 2,387,343 Series A Shares for a total cash consideration of US$10,000, with an issuance cost of US$150.

In the event that the Group’s 2005 net income was not exactly US$4,000, the Series A Purchase Price would be adjusted by either issuing or canceling Series A Shares so that the total number of Series A Shares issued to the Investors would equal to a number as determined by dividing the Aggregate Purchase Price by the Adjusted Purchase Price, as defined in the Series A Share agreement (“Purchase Price Adjustment”). As a result of the adjustment, 78,340 Series A Shares were cancelled in 2007.

As a result of the 1.5-for-1 stock split in December 2007 and the 4-for-1 stock split in May 2010, the total Series A Shares authorized were 44,055,018 shares, of which 44,055,018, and 44,055,018 shares were issued and outstanding at December 31, 2008 and 2009, respectively.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series A Shares because the initial and subsequently adjusted conversion price of Series A shares was higher than the fair value of the Group’s ordinary shares on May 9, 2006.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

Series B Convertible Preferred Shares (“Series B Shares”)

On December 27, 2007, IBM WTC Asia Investment LLC and Lehman Brothers Offshore Partners Ltd. purchased 1,004,832 (“Initial shares”) Series B Shares issued by the Company at a price of US$4.9760 per share (“Series B Purchase Price”) for a cash consideration of US$5,000 and an issuance cost of US$nil. As of December 31, 2007, all the Series B Shares were issued. The consideration of US$5,000 was received in 2008.

As a result of the 4-for-1 stock split in May 2010, the total Series B Shares authorized were 4,019,328 shares, of which 4,019,328, and 4,019,328 shares were issued and outstanding at December 31, 2008 and 2009, respectively.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series B Shares because the initial conversion price of Series B shares was higher than the fair value of the Group’s ordinary shares.

Key terms of the Series A Shares and Series B Shares are summarized as follows:

(a) Dividend

The Company will not declare or pay any dividend prior to a qualified IPO. The Series A Shares and Series B Shares are entitled to the same amount of dividend as Ordinary Shares on a pro rata basis.

(b) Liquidation preference

Upon any occurrence of a Liquidation Event, before any distribution or payment shall be made to the holders of any Junior Securities and Series A Preferred Shares, the holders of the Series B Preferred Shares shall be entitled to be paid out of the remaining assets of the Company legally available for distribution an amount per share in cash equal to the sum of (x) the original issue price per Series B Preferred Share (the “Series B Original Issue Price”) plus (y) any declared but unpaid dividends thereon in each case as adjusted for any sub-division or combinations of shares or similar events with respect to such shares( the “Series B Liquidation Preference”). After payment in full of the Series B Liquidation Preference, the holders of Series A Preferred Shares shall be entitled to be paid out of the remaining assets of the Company legally available for distribution, if any, any amount per share in cash equal to the sum of (a) the original issue price per Series A Preferred Share (the “Series A Original Issue Price”) plus (b) any declared but unpaid dividends thereon in each case as adjusted for any sub-division or combinations of shares or similar events with respect to such shares(the “Series A Liquidation Preference”). If upon any occurrence of a Liquidation Event, the assets of the Company legally available for distribution to its shareholders shall be insufficient to pay (i) the holders of the Series B Preference, the holders of the Series A Preferred Shares, as the case may be, shall share ratably in any distribution of the assets of the Company in proportion to the respective amounts which would otherwise be payable in respect of the held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After payment in full of the Series B Liquidation Preference and Series A Liquidation Preference, the remaining assets of the Company legally available for distribution, if any, shall be distributed among the holders of Preferred Shares and Ordinary Shares on a pro rata basis as if each share of Preferred Shares has been converted into Ordinary Shares immediately prior such occurrence of a Liquidation Event.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

(c) Voting rights

Each Series A Share and Series B Shares is entitled to the number of votes equaling to the number of ordinary shares issuable on an as-converted basis on the record date.

(d) Conversion

Series A Shares or Series B shares are convertible into ordinary shares at the option of at least the majority of the holders of the then outstanding Series A Shares or Series B Shares at any time after the issuance date. Series A Shares and Series B Shares are automatically convertible into ordinary shares upon the close of a qualified IPO.

The initial conversion price of Series A Shares equaled the original issue price of US$3.9734 and was subsequently adjusted to US$4.04 as a result of Purchase Price Adjustment to maintain the conversion ratio of 1-for-1. The initial conversion price of Series B Shares equaled to the original issue price of US$4.9760 which resulting in a conversion ratio of 1-for-1.

17.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC (mainland) and Taiwan participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries.

The total provision for such employee benefits were US$1,222, US$3,397 and US$4,122 for the years ended December 31, 2007, 2008 and 2009, respectively.

18.	STATUTORY RESERVE

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries located in the PRC (mainland), being foreign invested enterprises established in the PRC (mainland), are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. In accordance with the Company Act of Taiwan, the Company’s subsidiaries located in Taiwan are required to provide for statutory reserve which is 10% of their after-tax profit until such reserve has reached their registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company’s subsidiaries. The appropriations to these reserves by the Group’s PRC (mainland) and Taiwan subsidiaries were US$614, US$1,041 and US$1,439 for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was US$61,245.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

19.	SHARE-BASED COMPENSATION

2006 Equity Incentive Plan

On June 26, 2006, the Group adopted the 2006 Equity Incentive Plan, which was amended and restated in May 2010 (collectively, the “2006 Plan”). Upon the adoption in June 2006, the 2006 Plan allowed the Group to grant options to its employees and directors to purchase up to 10,872,000 ordinary shares subject to vesting requirement. In March 2008, November 2008, and May 2010, the Company increased the total number of ordinary shares available for issuance under the 2006 Plan by 3,200,000, 5,426,012, and 4,000,000 shares, respectively, resulting in a total of 23,498,012 options available for grant under the 2006 Plan. The share option information for all periods presented has reflected the 4-for-1 stock split in May 2010 pursuant to the anti-dilution provisions under the 2006 Plan.

The Company granted 6,610,020 options on June 30, 2006 with an exercise price of US$0.67 per share. 6,066,420 options will vest over four years where 20% will vest on the first anniversary of the grant date, 5% will vest quarterly in the second year, and 7.5% will vest quarterly during the third and fourth years. The remaining 543,600 options will vest over three years where 30% will vest at the end of each of the first two years after the grant date and 40% will vest in the third year. The contractual life is eight years starting from the date of grant.

On June 30, 2007, the Company granted 2,250,000 options with an exercise price of US$1.17 per share, 20% of which will vest on the first anniversary of the grant date, 5% will vest quarterly in the second year, and 7.5% will vest quarterly over the two years thereafter.

On October 15, 2007, the Company granted 1,710,000 options with an exercise price of US$1.17 per share. 1,560,000 options will vest over four years where 20% will vest on the first anniversary of the grant date, 5% will vest quarterly over the second year, and 7.5% will vest quarterly over the two years thereafter. The remaining 150,000 options will vest quarterly over two year after the grant date.

The contractual life of the above options is 8 years from the date of grant.

On April 1, 2008, the Company granted 3,500,600 options with an exercise price of US$1.50 per share. 3,000,000 options will vest over two years where 70% will vest on the first anniversary of the grant date, and 30% will vest on the second anniversary date. The contractual life is 3 years. The remaining 500,600 options will vest over four years where 20% will vest on the first anniversary, 5% will vest each quarter over the second year, and 7.5% will vest each quarter over the next two years thereafter. The contractual life is 8 years from the date of grant.

On October 31, 2008, the Company granted 4,000 options with an exercise price of US$2.50 per share, of which 70% will vest on the first anniversary of the grant date and 30% on the second anniversary date. The contractual life is 3 years from the date of grant.

On July 1, 2009, the Company granted 3,162,200 options with an exercise price of US$1.50 per share, of which 20% will vest on the first anniversary of the grant date, 5% will vest each quarter over the second year, and 7.5% will vest each quarter over the next two years thereafter. The contractual life is 8 years from the date of grant.

On November 2, 2009, the Company granted 1,800,000 options with an exercise price of US$1.29 per share, of which 33.33% will vest on the first anniversary of the grant date, and 8.33%

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

will vest each quarter over the next two years thereafter. The contractual life is 8 years from the date of grant.

On November 2, 2009, the Company granted 80,000 employee options with an exercise price of US$1.29 per share, of which 20% will vest on the first anniversary of the grant date, 5% will vest each quarter over the second year, and 7.5% will vest each quarter over the next two years thereafter. The contractual life is 8 years from the date of grant.

The following table summarizes information regarding the share options granted:

				Fair Value per		Intrinsic Value
	Options	Exercise Price		Ordinary Share at		per Option at
Grant Date	Granted	per Option		the Grant Dates		the Grant Dates

June 30, 2006	6,610,020	US$	0.67	US$	0.55	—
June 30, 2007	2,250,000	US$	1.17	US$	0.86	—
October 15, 2007	1,710,000	US$	1.17	US$	1.01	—
April 1, 2008	3,500,600	US$	1.50	US$	1.22	—
October 31, 2008	4,000	US$	2.50	US$	1.11	—
July 1, 2009	3,162,200	US$	1.50	US$	1.25	—
November 2, 2009	1,880,000	US$	1.29	US$	1.27	—

The Company recorded the following share-based compensation expenses:

		Weighted		Weighted-Average	Aggregate
		Average		Remaining	Intrinsic
Options	Shares	Exercise Price		Contractual Term	Value

Outstanding at January 1, 2007	6,610,020	US$	0.67	7.5 years
Granted	3,960,000	US$	1.17
Exercised	—		—
Forfeited or expired	—		—

Outstanding at December 31, 2007	10,570,020	US$	0.85	6.9 years	3,195

Exercisable and fully vested at December 31, 2007	2,064,546	US$	0.67	6.5 years	998

Granted	3,504,600	US$	1.50
Exercised	—		—
Forfeited or expired	(5,000)	US$	0.91

Outstanding at December 31, 2008	14,069,620	US$	1.02	5.2 years	3,459

Exercisable and fully vested at December 31, 2008	4,833,412	US$	0.78	5.7 years	1,956

Granted	5,042,200	US$	1.42
Exercised	—
Forfeited or expired	—

Outstanding at December 31, 2009	19,111,820	US$	1.12	5.1 years	6,797

Exercisable and fully vested at December 31, 2009	9,989,568	US$	0.96	4.1 years	5,151

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

The weighted average grant date fair values of the options granted during the years ended December 31, 2007, 2008 and 2009 were US$0.32, US$0.24 and US$0.54, respectively. 2,064,546, 4,833,412 and 9,989,568 share options were vested during the years ended December 31, 2007, 2008 and 2009, respectively. No share options were exercised in 2007, 2008 and 2009.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Years Ended December 31,
	2007	2008	2009

Weighted average risk-free interest rate	5.05%	3.64%	4.04%
Weighted average expected term	5.2 years	2.6 years	5.8 years
Weighted average volatility	38.1%	38.8%	42.7%
Weighted average dividend yield	—	—	—

(a)  Volatility

Volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period similar to the expected term of the options.

(b)  Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(c)  Expected term

As the Company did not have historical share option exercise experience, it estimated the expected term base on a consideration of factors including contractual term, vesting period and empirical study on exercise behavior of employee share option.

(d)  Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the employee share options.

(e)  Exercise price

The exercise price of the employee share options was determined by the Company’s board of directors.

(f)  Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal by American Appraisal China Limited and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

events. The fair value of the ordinary shares in connection with the option grants on each grant date was determined with the assistance of American Appraisal China Limited, an independent third party valuation specialist.

The Group recorded share-based compensation of US$499, US$1,076 and US$1,243 during the years ended December 31, 2007, 2008 and 2009, respectively, based on the fair value on the grant dates over the requisite service period of award according to the graded vesting schedule.

As of December 31, 2009, total unrecognized compensation expense relating to unvested share options was US$3,192. The amount is expected to be recognized over a weighted average period of 2.78 years according to the graded vesting schedule.

20.	NONCONTROLLING INTEREST

		Harmonation
	Hwaen	and Ruiyin	Yantai	Total

Balance as of January 1, 2007	—	—	—	—
Additional capital injection in Hwaen	3	—	—	3

Balance as of December 31, 2007	3	—	—	3

Acquisition of Harmonation and Ruiyin	—	378	—	378
Capital injection in Yantai	—	—	22	22
Dissolution of Hwaen (note i)	(3)	—	—	(3)
Foreign currency translation adjustment	—	(30)	—	(30)
Net income	—	88	(22)	66

Balance as of December 31, 2008	—	436	—	436

Dissolution of Ruiyin (note ii)	—	(63)	—	(63)
Foreign currency translation adjustment	—	13	—	13
Net income	—	98	(27)	71

Balance as of December 31, 2009	—	484	(27)	457

(i)	Taiwan Hwaen Information Co., Ltd. “Hwaen,” a 99% owned subsidiary, was dissolved in 2008 in an effort to stream the corporate structure of the Group and to refocus its resources.

(ii)	Intelligent Information Technology Co. “Ruiyin,” a 58.25% owned subsidiary, was dissolved in 2009 in an effort to stream the corporate structure of the Group and to refocus its resources.

21.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2010 and are renewable upon negotiation. Rental expenses under operating leases were US$874, US$2,057 and US$2,398 for the years ended December 31, 2007, 2008 and 2009, respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

Future minimum lease payments under such non-cancelable leases as of December 31, 2009 are as follows:

2010	1,928
2011	1,585
2012	1,101
2013	798
2014 and thereafter	4,457

Cash consideration to be paid in connection with business acquisitions

In connection with the acquisition of Agree in July 2009, the Group agreed to pay an additional performance-based cash consideration between RMB63,000,000 (approximately US$9,265) and RMB75,000,000 (approximately US$11,029) no later than January 1, 2012 determined using a specified formula based on Agree’s earnings in 2009 and 2010, which was recorded at a fair value of US$8,852 as of December 31, 2009.

In connection with the acquisition of Tansun in December 2009, the Group agreed to pay an additional performance-based cash consideration of up to RMB50,000,000 (approximately US$7,353) determined using a specified formula based on Tansun’s earnings in 2010 and 2011, which was recorded at a fair value of US$3,969 as of December 31, 2009.

Legal contingencies

The Group acquired King’s in 2006 through the Company and Triumph. Under applicable Hong Kong law, the Company and Triumph are deemed to have established a place of business and carrying on business in Hong Kong, and therefore, both were required to obtain business registration certificates from the Business Registration Office of the Hong Kong government and to be registered with the Companies Registry of the Hong Kong government within one month of their acquisition of King’s in Hong Kong. The Group did not obtain such certificates or undertake such registration and accordingly, the Group’s Hong Kong operations have not been fully compliant with registration requirements in Hong Kong. As a result of such non-compliance, the Group could be subject to a fine for each day of non-compliance and a maximum one-time fine. As of December 31, 2009 and March 31, 2010, no losses with respect to this contingency were accrued. There has been no prosecution initiated by the relevant authorities. If such action were to be taken, the penalty that the Group would incur could be in the range from zero to a maximum of US$250 up to June 30, 2010. The Group is unable to reasonably estimate the actual amount that it may have to pay if the authorities were to become aware of the non-compliance and were to commence proceedings.

In addition, as an employer, the Group’s Hong Kong operations are required to comply with legal obligations with regard to mandatory provident funds and compensation insurance for their employees under the Mandatory Provident Fund Schemes Ordinance (Cap. 485) (“MPFSO”) and under the Employees’ Compensation Ordinance (Cap. 282) (“ECO”) of the Hong Kong laws respectively. The Group’s Hong Kong operations were not compliant with certain provisions of the MPFSO for a duration of around ten months between 2006 and 2007 by failing to ensure, in relation to one employee at the time that such employee becomes a member of a registered mandatory provident fund scheme and to make and deduct the respective employer and employee mandatory provident fund contributions in a total amount of HK$20,000 to the employee’s account of such scheme. The Group’s Hong Kong operations were also not compliant with certain provisions of the ECO by failing to take out worker’s compensation insurance in relation to the said one employee.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

As a result of the foregoing, the Group may be subject to fines, penalties and/or prosecutions under local laws and regulations. In recent enforcement cases under the MPFSO, defaulting employer(s) have been ordered to repay all unpaid contributions, and a surcharge or a penalty of the higher of HK$5,000 or 5% of the total unpaid amount. The Group will make up these default contributions into the relevant employee’s mandatory provident fund scheme account and has been in compliance with its legal obligations under the MPFSO since October 2007. Furthermore, with respect to the failure to take out compensation insurance, any fines, penalties and/or prosecutions may include but not be limited to facing a maximum fine of HK$100,000 (US$13). To date, none of the Group’s Hong Kong operations’ employees has been injured whilst at work and the Group’s Hong Kong operations are now in full compliance with the ECO. There has been no prosecution initiated by the relevant authorities or employees and the Group believes that if such action were to be taken, the actual penalty that the Group could incur would be insignificant. As of December 31, 2009 and March 31, 2010, no losses with respect to this contingency were accrued.

22.	SUBSEQUENT EVENTS

The Group evaluated all events subsequent to the balance sheet date of December 31, 2009 through June 18, 2010, the date the consolidated financial statements were available to be issued.

On February 28, 2010, the Company granted 140,000 employee options with an exercise price of $1.47 per share, of which 25% will vest on the first anniversary of the grant date, and 6.25% will vest each quarter over the next three years thereafter. The contractual life is 8 years from the date of grant. The fair value of the option as of the grant date was determined to be US$1.89 per option and the related compensation is expected to be recognized over the four-year vesting period according to the graded vesting schedule.

On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods (“Circular 157”). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, the Group interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to “high and new technology enterprises” status under the New EIT Law then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

As a consequence of Circular 157, the preferential tax rate enjoyed by Red River Valley, which qualified as a “high and new technology enterprise” during its 50% reduction period (2008) was 12.5% rather than 7.5% which is the rate the Group had used prior to the issuance of Circular 157. Because the Group believes that Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change. As a result, the Group will recognize an additional tax liability in respect of the year ended December 31, 2008 of US$103 in the quarter ended June 30, 2010.

In May 2010, Taiwan tax authorities announced the further reduction of income tax rate from 20% to 17% effective on January 1, 2010. This tax rate change is a change in tax law, and the cumulative effect should be reflected in the period of change. As a result, the Group will adjust its net deferred tax liability as of March 31, 2010 by US$100 in the quarter ended June 30, 2010 and record a tax reduction in respect of the quarter ended March 31, 2010 of US$18, resulting in a total reduction of tax charge of US$118.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in U.S. dollars in thousands, except share and per share data)

In May 2010, the Company effected a 4-for-1 stock split by means of a stock dividend wherein holders of each ordinary share, Series A Share and Series B Share received an additional 3 shares for each share held, respectively. The Series A Shares and Series B Shares remain convertible into ordinary shares at a 1:1 ratio. This share split has been retrospectively reflected for all periods presented.

On May 12, 2010, the Company increased the total number of ordinary shares available for issuance under the 2006 Equity Incentive Plan by 4,000,000 shares, resulting in a total of 23,498,012 options available for grant under the 2006 Plan.

On May 18, 2010, the Company granted a total of 600,000 employee options with an exercise price of US$1.29 per share. 300,000 options will vest upon pricing on the date of the prospectus of an initial public offering. The fair value of the option as of the grant date was estimated to be US$1.76 per option and the related compensation will be recognized upon vesting. The remaining 300,000 options will vest on November 2, 2010. The fair value of the option as of the grant date was estimated to be US$1.83 per option and the related compensation will be recognized over the vesting period from May 18, 2010 through November 2, 2010. The contractual life of the options is 8 years from the date of grant.

In May 2010, the Company issued a total of 7,932,000 ordinary shares which consisted of 1,800,000 ordinary shares in connection with the debt extinguishment with Red River Valley, 3,932,000 ordinary shares in connection with the acquisition of Tansun, and 2,200,000 ordinary shares as a settlement of the contingent consideration of US$3,200 in connection with the acquisition of Yinfeng. These shares were reflected as shares to be issued in equity on the consolidated balance sheet as of December 31, 2009.

CAMELOT INFORMATION SYSTEMS INC.

Additional Information-Financial Statement Schedule I
Financial Information of Parent Company
Balance Sheets
(in U.S. dollars in thousands, except share data)

	Years Ended December 31,
	2008	2009

Assets
Current assets:
Cash and cash equivalents	827	1,340
Accounts receivable	105	120
Amounts due from related parties	5,415	4,118
Prepaid expenses and other current assets	130	345

Total current assets	6,477	5,923
Investment in subsidiaries	89,006	145,255

Total assets	95,483	151,178

Liabilities and shareholders’ equity
Current liabilities:
Amounts due to related parties	667	7,987
Income taxes payable	390	390
Accrued expenses and other payables	495	242
Consideration payable in connection with business acquisitions	7,874	14,239

Total current liabilities	9,426	22,858

Non-current contingent consideration	—	12,820
Total liabilities	9,426	35,678

Shareholders’ equity:
Series A convertible preferred shares (no par value, 44,055,018 shares authorized as of December 31, 2008 and 2009; 44,055,018 shares issued and outstanding as of December 31, 2008 and 2009, liquidation value $30,000)	28,725	28,725
Series B convertible preferred shares (no par value, 4,019,328 shares authorized as of December 31, 2008 and 2009; 4,019,328 shares issued and outstanding as of December 31, 2008 and 2009, liquidation value $5,000)	5,000	5,000
Ordinary shares (No par value; 451,925,654 shares authorized as of December 31, 2008 and 2009; 76,774,814 and 82,640,994 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	—	—
Shares to be issued	3,270	11,035
Additional paid-in capital	11,643	20,199
Subscription receivable	—	—
Retained earnings	30,228	43,194
Accumulated other comprehensive income	7,191	7,347

Total shareholders’ equity	86,057	115,500

Total liabilities and shareholders’ equity	95,483	151,178

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company
Statements of Operations
(in U.S. dollars in thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2009

Net revenues	1,290	116	152
Cost of revenues (including share-based compensation of US$89, US$130 and US$147 in 2007, 2008 and 2009, respectively)	(915)	(340)	(147)

Gross profit (loss)	375	(224)	5

Selling and marketing expenses (including share-based compensation of US$55, US$94 and US$158 in 2007, 2008 and 2009, respectively)	(119)	(94)	(158)
General and administrative expenses (including share-based compensation of US$355, US$852 and US$938 in 2007, 2008 and 2009, respectively)	(1,102)	(1,235)	(1,484)
Postponed initial public offering costs	—	(2,457)	—
Change in fair value of contingent consideration for acquisition of Agree	—	—	(549)

Total operating expenses	(1,221)	(3,786)	(2,191)

Loss from operations	(846)	(4,010)	(2,186)
Other income (expenses), net	324	(118)	(185)
Equity in earnings of subsidiaries	7,829	9,703	15,337
Equity in earnings of an affiliate	6	—	—
Extraordinary income from extinguishment of liability	—	3,926	—

Income before provisions for income taxes	7,313	9,501	12,966
Provisions for income taxes	—	(219)	—

Net income	7,313	9,282	12,966

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company
Parent Company Statements of Shareholders Equity and Comprehensive Income
(in U.S. dollars in thousands, except share data)

	Series A		Series B								Accumulated
	preferred shares		preferred shares		Ordinary shares			Additional	Subscription		other	Total
					Shares		Shares to	paid-in	receivable	Retained	comprehensive	shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	issued	Amount	be issued	capital	amount	earnings	income	equity	income

Balance as of January 1, 2007	30,201,000	18,875	—	—	73,691,478	—	—	6,379	—	13,633	732	39,619
Issuance of Series B convertible preferred shares (net of issuance cost of US$nil)	—	—	4,019,328	5,000	—	—	—	—	(5,000)	—	—	—
Cancellation of Series A Convertible preferred shares	(470,040)	—	—	—	—	—	—	—	—	—	—	—
Exercise of Series A Option Shares (net of issuance cost of $US150)	14,324,058	9,850	—	—	—	—	—	—	—	—	—	9,850
Share based compensation	—	—	—	—	—	—	—	499	—	—	—	499
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	2,906	2,906	2,906
Net income	—	—	—	—	—	—	—	—	—	7,313	—	7,313	7,313

Balance as of December 31, 2007	44,055,018	28,725	4,019,328	5,000	73,691,478	—	—	6,878	(5,000)	20,946	3,638	60,187	10,219

Issuance of ordinary shares in connection with business acquisitions	—	—	—	—	3,083,336	—	—	3,689	—	—	—	3,689
Ordinary shares to be issued in connection with business acquisitions and debt extinguishment	—	—	—	—	—	—	3,270	—	—	—	—	3,270
Collection of subscription receivable	—	—	—	—	—	—	—	—	5,000	—	—	5,000
Share based compensation	—	—	—	—	—	—	—	1,076	—	—	—	1,076
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	3,553	3,553	3,553
Net income	—	—	—	—	—	—	—	—	—	9,282	—	9,282	9,282

Balance as of December 31, 2008	44,055,018	28,725	4,019,328	5,000	76,774,814	—	3,270	11,643	—	30,228	7,191	86,057	12,835

Issuance of ordinary shares in connection with business acquisition of Yinfeng	—	—	—	—	1,000,000	—	(1,218)	1,218	—	—	—	—
Issuance of ordinary shares in connection with business acquisition of Agree	—	—	—	—	4,866,180	—	—	6,095	—	—	—	6,095
Ordinary shares to be issued in connection with settlement of contingent consideration for acquisition of Yinfeng	—	—	—	—	—	—	3,223	—	—	—	—	3,223
Ordinary shares to be issued in connection with business acquisition of Tansun	—	—	—	—	—	—	5,760	—	—	—	—	5,760
Share based compensation	—	—	—	—	—	—	—	1,243	—	—	—	1,243
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	156	156	156
Net income	—	—	—	—	—	—	—	—	—	12,966	—	12,966	12,966

Balance as of December 31, 2009	44,055,018	28,725	4,019,328	5,000	82,640,994	—	11,035	20,199	—	43,194	7,347	115,500	13,122

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company

Statements of Cash Flows
(in U.S. dollars in thousands)

	Years Ended December 31,
	2007	2008	2009

Cash flows from operating activities:
Net income	7,313	9,282	12,966
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	(7,829)	(9,703)	(15,337)
Equity in earnings of an affiliate	(6)	—	—
Postponed initial public offering costs	—	2,457	—
Share-based compensation	499	1,076	1,243
Interest expenses of contingent consideration in connection with business acquisition of Red River Valley	—	226	—
Change in fair value of contingent consideration for acquisition of Agree	—	—	549
Gain on extinguishment of liability	—	(3,926)	—
Changes in operating assets and liabilities:
Accounts receivable	128	449	(15)
Amounts due from related parties	(1,522)	(3,829)	1,297
Amounts due to related parties	(1,322)	667	—
Prepaid expenses and other current assets	(437)	—	49
Accrues expenses and other payables	(1,279)	(37)	(69)
Income tax payable	—	219	—

Net cash (used in) provided by operating activities	(4,455)	(3,119)	683

Cash flows from investing activities:
Purchases of businesses and increased investment in subsidiaries	(3,250)	(9,505)	(9,928)
Dividend received from subsidiaries	—	4,411	2,702

Net cash used in investing activities	(3,250)	(5,094)	(7,226)

Cash flows from financing activities:
Payment of issuance cost of Series A convertible preferred shares	(828)	—	—
Proceeds from exercise of Series A Option Shares	9,850	—	—
Amounts due to related parties	—	—	7,320
Collection of subscription receivable	—	5,000	—
Payment of professional fee related to initial public offering	(408)	(1,899)	(264)

Net cash provided by financing activities	8,614	3,101	7,056

Net increase (decrease) in cash and cash equivalents	909	(5,112)	513
Cash and cash equivalents, beginning of year	5,030	5,939	827

Cash and cash equivalents, end of year	5,939	827	1,340

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO ADDITIONAL INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands)

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries.

2.	INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand- alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.

3.	INCOME TAXES

The Company is a British Virgin Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY BALANCE

The following represented related party balances as of December 31, 2008 and 2009:

	As of December 31,
	2008	2009

Amount due from related parties
Triumph	575	575
King’s	4	104
Taiwan Camelot	1,510	910
Shanghai Camelot	5	5
Beijing Camelot	3,153	2,341
Asialink	—	15
Bayshore	168	168

Total	5,415	4,118

Amount due to related parties
Across Japan	(667)	(667)
Huaqiao	—	(7,320)

Total	(667)	(7,987)

CAMELOT INFORMATION SYSTEMS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in U.S. dollars in thousands, except share data)

	December 31,	March 31,	March 31,
	2009	2010	2010
			(Unaudited)
			(Pro forma)
			(Note 2)

Assets
Current assets:
Cash and cash equivalents	33,820	18,611	18,611
Restricted cash	2,372	2,395	2,395
Billed accounts receivable, net of allowance for doubtful accounts of nil and nil as of December 31, 2009 and March 31, 2010, respectively	21,026	21,220	21,220
Unbilled accounts receivable, net of allowance for doubtful accounts of US$795 and US$795 as of December 31, 2009 and March 31, 2010, respectively	47,188	54,782	54,782
Term deposits	299	19	19
Inventories	810	839	839
Deferred costs	592	462	462
Deferred tax assets-current	515	406	406
Prepaid expenses and other current assets	7,135	8,257	8,257

Total current assets	113,757	106,991	106,991

Property and equipment, net	4,119	4,372	4,372
Intangible assets, net	31,835	30,186	30,186
Deferred tax assets-non current	170	228	228
Project deposits	558	189	189
Rental deposits	945	918	918
Goodwill	39,883	39,911	39,911

Total assets	191,267	182,795	182,795

Liabilities
Current liabilities:
Bank borrowings, current portion	8,842	7,947	7,947
Accounts payable	10,511	10,196	10,196
Deferred revenue	7,561	8,079	8,079
Income taxes payable	5,567	5,554	5,554
Accrued expenses and other payables	10,425	7,757	7,757
Consideration payable in connection with business acquisition and debt extinguishment	14,239	7,529	7,529

Total current liabilities	57,145	47,062	47,062

Bank borrowings, less current portion	374	336	336
Deferred tax liabilities	4,971	4,765	4,765
Contingent consideration in relation to acquisitions of Agree and Tansun	12,820	13,126	13,126

Total liabilities	75,310	65,289	65,289

CAMELOT INFORMATION SYSTEMS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in U.S. dollars in thousands, except share data) — continued

	December 31,	March 31,	March 31,
	2009	2010	2010
			(Unaudited)
			(Pro forma)
			(Note 2)

Commitments and contingencies (Note 22)
Equity:
Camelot Information Systems Inc. shareholders’ equity:
Series A convertible preferred shares (no par value, 44,055,018 shares authorized as of December 31, 2009 and March 31, 2010; 44,055,018 shares issued and outstanding as of December 31, 2009 and March 31, 2010, respectively; liquidation value $30,000)	28,725	28,725	—
Series B convertible preferred shares (no par value, 4,019,328 shares authorized as of December 31, 2009 and March 31, 2010; 4,019,328 shares issued and outstanding as of December 31, 2009 and March 31, 2010, respectively; liquidation value $5,000)	5,000	5,000	—
Ordinary shares (No par value; 451,925,654 shares authorized December 31, 2009 and March 31, 2010; 82,640,994 shares issued and outstanding as of December 31, 2009 and March 31, 2010, respectively)	—	—	—
Shares to be issued	11,035	11,035	—
Additional paid-in capital	20,199	20,610	65,370
Statutory reserves	4,403	4,403	4,403
Retained earnings	38,791	39,824	39,824
Accumulated other comprehensive income	7,347	7,438	7,438

Total Camelot Information Systems Inc. shareholders’ equity	115,500	117,035	117,035

Noncontrolling interest	457	471	471

Total equity	115,957	117,506	117,506

Total liabilities and equity	191,267	182,795	182,795

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in U.S. dollars in thousands, except share and per share data)

	Three-Month
	Periods Ended March 31,
	2009	2010

Net revenues	20,522	35,312
Cost of revenues (including share-based compensation of US$33 and US$40 for the three-month periods ended March 31, 2009 and 2010, respectively)	(14,745)	(26,540)

Gross profit	5,777	8,772

Operating expenses:
Selling and marketing expenses (including share-based compensation of US$25 and US$50 for the three-month periods ended March 31, 2009 and 2010, respectively)	(1,100)	(2,370)
General and administrative expenses (including share-based compensation of US$242 and US$321 for the three-month periods ended March 31, 2009 and 2010, respectively)	(3,299)	(4,255)
Research and development costs	(635)	(426)
Changes in fair value of contingent consideration for acquisition of Agree and Tansun	—	(306)

Total operating expenses	(5,034)	(7,357)

Income from operations	743	1,415
Interest expense	(14)	(123)
Interest income	16	44

Income before provisions for income taxes	745	1,336
Provisions for income taxes	(110)	(289)

Net income	635	1,047

Less: Net loss/(income) attributable to noncontrolling interest	2	(14)

Net income attributable to Camelot Information Systems Inc.	637	1,033

Net income per share attributable to shareholders of Camelot Information Systems Inc.:
Basic-ordinary shares	0.00	0.01
Basic-Series A convertible preferred shares	0.00	0.01
Basic-Series B convertible preferred shares	0.00	0.01
Diluted-ordinary shares	0.00	0.01

Weighted average shares used in calculating net income per share Basic-ordinary shares	79,574,814	90,572,994
Basic-Series A convertible preferred shares	44,055,018	44,055,018
Basic-Series B convertible preferred shares	4,019,328	4,019,328
Diluted-ordinary shares	130,096,588	146,306,290

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(in U.S. dollars in thousands, except share data)

	Camelot Information Systems Inc.’s Shareholders
												Total
												Camelot
											Accumulated	Information
	Series A		Series B					Additional			other	Systems Inc.			Total
	Preferred Shares		Preferred Shares		Ordinary Shares		Shares to	paid-in	Statutory	Retained	comprehensive	shareholders’	Noncontrolling	Total	comprehensive
	Shares	Amount	Shares	Amount	Shares issued	Amount	be issued	capital	reserves	earnings	income	equity	interest	equity	income

Balance as of January 1, 2010	44,055,018	28,725	4,019,328	5,000	82,640,994	—	11,035	20,199	4,403	38,791	7,347	115,500	457	115,957
Share based compensation	—	—	—	—	—	—	—	411	—	—	—	411	—	411
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	91	91	—	91	91
Net income	—	—	—	—	—	—	—	—	—	1,033	—	1,033	14	1,047	1,047

Balance as of March 31, 2010	44,055,018	28,725	4,019,328	5,000	82,640,994	—	11,035	20,610	4,403	39,824	7,438	117,035	471	117,506	1,138

Balance as of January 1, 2009	44,055,018	28,725	4,019,328	5,000	76,774,814	—	3,270	11,643	2,964	27,264	7,191	86,057	436	86,493
Share based compensation	—	—	—	—	—	—	—	300	—	—	—	300	—	300
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(203)	(203)	—	(203)	(203)
Net income	—	—	—	—	—	—	—	—	—	637	—	637	(2)	635	635

Balance as of March 31, 2009	44,055,018	28,725	4,019,328	5,000	76,774,814	—	3,270	11,943	2,964	27,901	6,988	86,791	434	87,225	432

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in U.S. dollars in thousands)

	For The Three-Month
	Periods Ended March 31,
	2009	2010

Cash flows from operating activities:
Net income	635	1,047
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	137	223
Amortization of intangible assets	635	1,733
Deferred income taxes	(103)	(156)
Share-based compensation	300	411
Provision for bad debts	—	15
(Gains)/loss on disposal of property and equipment	(1)	(1)
Changes in fair value of contingent consideration for acquisitions of Agree and Tansun	—	306
Changes in operating assets and liabilities:
Accounts receivable	4,608	(7,753)
Inventories	6	(29)
Deferred cost	(130)	130
Prepaid expenses and other current assets	1	(776)
Project deposits	(587)	370
Rental deposits	(111)	27
Accounts payable	(2,722)	(327)
Deferred revenue	74	518
Income taxes payable	(340)	(13)
Accrued expenses and other payables	(744)	(2,692)

Net cash provided by (used in) operating activities	1,658	(6,967)

Cash flows from investing activities:
Term deposits	(19)	280
Restricted cash	656	(23)
Purchases of businesses, net of cash acquired of nil and nil for the three-month periods ended March 31, 2009 and 2010, respectively	—	(2,461)
Purchase of property and equipment	(19)	(491)
Purchase of intangible assets and other assets	—	(63)
Repayment of loan to unrelated parties	—	29
Proceeds from disposal of property and equipment	2	16
Proceeds from sales of short-term investment	6	—

Net cash provided by (used in) investing activities	626	(2,713)

Cash flows from financing activities:
Proceeds from bank borrowings	224	146
Repayment of bank borrowings	(1,485)	(1,079)
Payment of deferred consideration for acquisition of Yinfeng	—	(4,249)
Payment of professional fee related to initial public offering	—	(370)

Net cash used in financing activities	(1,261)	(5,552)

Effect of exchange rate changes	(105)	23

Net increase (decrease) in cash and cash equivalents	918	(15,209)

Cash and cash equivalents, beginning of period	22,916	33,820

Cash and cash equivalents, end of period	23,834	18,611

Supplemental disclosure of cash flow information:
Income taxes paid	553	425
Interest paid	14	123

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

1.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements include the financial information of Camelot Information Systems Inc. (“Camelot” or the “Company”) and its subsidiaries (collectively, the “Group”). All significant intercompany balances and transactions have been eliminated in consolidation. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting standards for interim financial reporting. The results of operations for the three-month periods ended March 31, 2009 and 2010 are not necessarily indicative of the results for the full years. The Group believes that the disclosures are adequate to make the information presented not misleading.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group’s audited consolidated financial statements for each of the three years in the period ended December 31, 2009. In opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2009 presented in the unaudited condensed financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2009.

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements for each of the three years in the period ended December 31, 2009.

2.	UNAUDITED PRO FORMA INFORMATION

The unaudited pro forma balance sheet information as of March 31, 2010 assumes (i) the issuance of an aggregate of 7,932,000 ordinary shares in May 2010 (these shares were reflected as shares to be issued in equity as of March 31, 2010, and consist of 1,800,000 ordinary shares in connection with the debt extinguishment with Red River Valley, 3,932,000 ordinary shares in connection with the acquisition of Tansun, and 2,200,000 ordinary shares as a settlement of the contingent consideration of US$3,200 in connection with the acquisition of Yinfeng (See Note 23 “Subsequent Events”), and (ii) the conversion of the Series A and Series B convertible preferred shares outstanding into ordinary shares using a conversion ratio of one for one upon the completion of an initial public offering with net proceeds to the Company of at least US$30,000.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non software components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and non software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non software components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

4.	FAIR VALUE OF CONTINGENT CONSIDERATION FOR BUSINESS ACQUISITIONS

The contingent consideration in connection with the acquisitions of Agree and Tansun are marked to market based on, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business in China (Level 3 inputs).

From December 31, 2009 to March 31, 2010, the fair value of the contingent consideration was increased by US$306 to US$13,126.

5.	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of	As of
	December 31,	March 31,
	2009	2010

Billed receivable	20,777	20,860
Notes receivable	249	360
Less: Allowance for doubtful accounts	—	—

Billed accounts receivable, net	21,026	21,220

Unbilled receivable	47,983	55,577
Less: Allowance for doubtful accounts	(795)	(795)

Unbilled accounts receivable, net	47,188	54,782

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

An analysis of the allowance for doubtful accounts is as follows:

	As of	As of
	December 31,	March 31,
	2009	2010

Balance at beginning of the period	786	795
Provision for doubtful accounts	106	15
Write-offs	(95)	(15)
Exchange rate differences	(2)	—

Balance at end of the period	795	795

6.	INVENTORIES

Inventory consisted of the following:

	As of	As of
	December 31,	March 31,
	2009	2010

Raw material and consumables	153	195
Third-party hardware	657	644

Total	810	839

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of	As of
	December 31,	March 31,
	2009	2010

Advances to employees	1,787	2,188
Advances to suppliers	3,681	4,113
Deferred initial public offering costs	114	484
Loan to unrelated parties	290	261
Tender and other utility deposit	539	722
Prepaid rental	354	169
Others	370	320

	7,135	8,257

Advances to employees relate to cash advances given to employees for use during business operations and are recognized as selling and marketing expenses when incurred. As of March 31, 2010, tender and other utility deposit mainly consisted of deposit which was made as part of the bidding process on projects.

Loan to unrelated parties represents amounts borrowed by certain unrelated parties for their short-term needs of working capital. Loan to unrelated parties were non-interest bearing, unsecured and payable on demand.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

8.	PROPERTY AND EQUIPMENT, NET

	As of	As of
	December 31,	March 31,
	2009	2010

Building	2,333	2,342
Leasehold improvements	511	647
Furniture and office equipment	3,902	4,212
Motor vehicles	1,070	1,071

	7,816	8,272
Less: Accumulated depreciation	(3,697)	(3,900)

Property and equipment, net	4,119	4,372

Depreciation expenses for the three-month periods ended March 31, 2009 and 2010 were US$137 and US$223, respectively.

9.	GOODWILL

The Changes in the carrying amount of goodwill by reporting units as of March 31, 2010 were as follows:

	China Enterprise	China Financial	Taiwan Financial
	Application Services	Industry IT Services	Industry IT Services	Total

Balance as of January 1, 2010	14,602	23,444	1,837	39,883
Exchange difference	(2)	17	13	28

Balance as of March 31, 2010	14,600	23,461	1,850	39,911

No impairment charges have been recorded as of March 31, 2010.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

10.	INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2009 and March 31, 2010 were as follows:

	As of	As of
	December 31,	March 31,
	2009	2010

Intangible assets not subject to amortization:
Trade names	15,180	15,198
Intangible assets subject to amortization:
Customer relationships	18,500	18,505
Contract backlogs	1,742	1,744
SAP certificate	18	18
System software	894	894
CMMI3 certificate	—	63
Completed technology	4,415	4,415

	40,749	40,837

Less: Accumulated amortization Customer relationships	(7,628)	(8,790)
Contract backlogs	(828)	(1,051)
SAP certificate	(18)	(18)
System software	(244)	(266)
CMMI3 certificate	—	(3)
Completed technology	(196)	(523)

	(8,914)	(10,651)

Intangible assets, net	31,835	30,186

Amortization expenses were US$635 and US$1,733 for the three-month periods ended March 31, 2009 and 2010, respectively. The Group expects to record amortization expenses of approximately US$4,535, US$4,421, US$3,099, US$1,777, US$710 and US$446 for the nine-month periods ended December 31, 2010 and for the year 2011, 2012, 2013, 2014, 2015 and thereafter, respectively. If the Group acquires additional intangible assets in the future, the cost of revenues or operating expenses will be increased by the amortization of those assets.

11.	BANK BORROWINGS

The borrowings were repayable as follows:

	As of	As of
	December 31,	March 31,
	2009	2010

Within one year	8,842	7,947
Over one year	374	336

Bank borrowing	9,216	8,283

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

Bank borrowings within one year:

In 2009 and 2010, Harmonation entered into loan agreements with various banks in Taiwan. The bank loans bore variable interest rate ranging from 2.83% to 5.35% per annum payable in arrears.

Beijing Camelot entered into loan agreements with Bank of Beijing in 2009. The bank loans bore fixed interest rate 3.87% per annum payable in arrears.

Huaqiao entered into a loan agreement with Industrial and Commercial Bank of China in 2009. The bank loans bore fixed interest rate 5.58% per annum payable in arrears.

Tansun Beijing entered into a loan agreement with China CITIC Bank in 2009. The bank loans bore fixed interest rate 5.35% per annum payable in arrears.

Bank borrowing over one year:

Tansun Xiamen entered into a ten-year loan agreement with Agricultural Bank of China in 2009. The bank loans bore fixed interest rate 8.61% per annum payable in arrears. The loan was secured by a property owned by Tansun Xiamen. The pledged property as of March 31, 2010 had a net book value of US$897.

Interest expense and the weighted average effective rate for three-month periods ended March 31, 2009 and 2010 were US$14 and 3.81%, US$123 and 5.04%, respectively.

12.	ACCRUED EXPENSES AND OTHER PAYABLES

	As of	As of
	December 31,	March 31,
	2009	2010

Accrued employee payroll and welfare	5,174	2,103
Business taxes payable	2,803	2,700
Other taxes payable	886	1,405
Reimbursable employee travelling expenses	728	654
Professional service fee	6	—
Other liabilities	828	895

	10,425	7,757

Other taxes payable includes unpaid VAT and withholding individual income tax.

13.	INCOME TAXES

British Virgin Islands

The Company and its subsidiaries that were incorporated in the BVI are not subject to taxation in their country of incorporation. The Group has certain business activities conducted in the PRC which is only subject to PRC income taxes. Subsidiaries incorporated in the BVI include Triumph and Konwell.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

Hong Kong

King’s was established in Hong Kong. In 2007, it was subject to Hong Kong profit tax at 17.5%. Beginning 2008, the Hong Kong profit tax rate has been changed to 16.5%.

Japan

Entoh and Camelot Japan were established in Japan and are subject to Japanese income taxes at 43%

Taiwan

Taiwan Camelot, Hwawei, VLife, Harmonation and Ruiyin were subject to Taiwan income taxes at 25% for 2007, 2008 and 2009. According to the new income tax law enacted by Taiwan tax authorities in May 2009, Taiwan income tax rate was reduced to 20% effective on January 1, 2010. The deferred taxes as of March 31, 2010 were determined based on the tax rate of 20% (see Note 23 “Subsequent Events” for tax rate changes).

PRC

The Group’s PRC entities are subject to PRC Enterprise Income Tax (EIT) on the taxable income in accordance with the relevant PRC income tax laws. In 2007, the EIT rate for companies operating in the PRC was 33%.

Prior to January 1, 2008, subsidiaries which qualified as “high and new technology enterprises” (“HNTE”) under EIT were Camelot Beijing, Beijing Heng En, Bayshore and Faceita. They were entitled to a preferential tax rate of 15% with three-year exemption followed by a reduced tax rate of 7.5% for the subsequent three years. In 2007, Camelot Beijing, Beijing Heng En, Bayshore, and Faceita were taxed at 15%, 15%, 7.5% and 7.5% respectively.

Subsidiaries which qualified as “Software enterprise” located in “Special economic zones” were Shanghai Camelot and Asialink, which were taxed at 7.5% and 15% respectively, in 2007.

Dalian Yuandong, as both a “foreign investment enterprise” and a HNTE was subject to a 10% tax rate in 2007.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (“the New EIT Law”) which became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Under the New EIT Law, an enterprise which qualifies as a “High and new technology enterprise” (“the new HNTE”) is entitled to a tax rate of 15%. Camelot Beijing, Red River Valley, Yinfeng, and Agree Zhuhai obtained the new HNTE status in 2008. Bayshore, Faceita and Tansun Beijing obtained the new HNTE status in 2009.

Jiaxing Camelot qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the New EIT Law and therefore was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year and 2008 followed by a 50% reduction in tax rate for the succeeding three years. Accordingly, Jiaxing Camelot was entitled to EIT exemption for 2008 and 2009 and a preferential tax rate of 12.5% for 2010, 2011 and 2012.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

In addition, Shanghai Camelot, Asialink and Dalian Yuandong were continually entitled to preferential tax rates based on their qualifications obtained prior to the effectiveness of the New EIT Law.

The preferential tax rates different from the PRC statutory rates, which were used to calculate the tax provision based on the Group’s interpretation of the New EIT Law as of the balance sheet date (see Note 23 “Subsequent Events”), are presented in the following table.

Subsidiaries	0%	7.5%	9%	10%	12.5%	15%	18%	20%	22%

Camelot Beijing(1)	—	—	—	—	—	2007 – 2010	—	—	—
Red River Valley(1)	—	2008		—	—	2009 – 2010	—	—	—
Yinfeng(1)	—	—	—	—	—	2008 – 2010	—	—	—
Beijing Heng En	—	—	—	—	—	2007		—	—
Bayshore	—	2007	—	—	—	2009 – 2011	—	—	—
Shanghai Camelot	—	2007	2008	2009	—	—	—	—	2010
Asialink	—	—	—	—	—	2007	2008	2009	2010
Dalian Yuandong	—	—	—	2007 – 2009	—	—	—	—	—
Faceita	—	2007	—	—	—	2009 – 2011	—	—	—
Jiaxing Camelot	2008 – 2009	—	—	—	2010 – 2012	—	—	—	—
Agree Zhuhai	—	—	—	—	—	2008 – 2010	—	—	—
Tansun Beijing	—	—	—	—	—	2009 – 2011	—	—	—

(1)	The new HNTE status obtained by Camelot Beijing, Red River Valley, Yinfeng, and Agree Zhuhai in 2008, and Bayshore, Faceita and Tansun Beijing in 2009 under the New EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

In calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three year period. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax liability balance would increase by US$1,906 as of March 31, 2010, which would be an increase to the income tax expenses.

The applicable EIT rate of other PRC subsidiaries is 25% in 2008, 2009 and 2010.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

The principal components of deferred income taxes were as follows:

	As of	As of
	December 31,	March 31,
	2009	2010

Current deferred tax assets:
Provision for doubtful accounts	177	176
Accrued payroll	502	394
Less: Valuation allowance	(164)	(164)

Current deferred tax assets, net	515	406

Non-current deferred tax assets:
Net operating losses	647	688
Research and development cost deferred for tax purposes	451	488
Less: Valuation allowance	(928)	(948)

Non-current deferred tax assets, net	170	228

Non-current deferred tax liabilities:
Intangible assets acquired in business acquisitions	4,971	4,765

Non-current deferred tax liability, net	4,971	4,765

The Group had net operating losses of US$4,100 from the Company’s PRC subsidiaries for the period from 2006 to March 31, 2010. The net operating loss carry forwards cannot be transferable or utilized by other entities within the Group. As of December 31, 2009 and March 31, 2010, valuation allowance was US$647 and US$665, respectively which were provided against deferred tax assets arising from net operating losses due to the uncertainty of realization.

The net operating loss carry forwards for the PRC subsidiaries was US$4,100 as of March 31, 2010 and will expire on various dates through 2013.

The Group did not identify significant unrecognized tax benefits for the three-month periods ended March 31, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2009.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which the Company’s Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$40,728 at March 30, 2010 are considered to be indefinitely reinvested and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

14.	NET INCOME PER SHARE

	Three-Month
	Periods Ended March 31,
	2009	2010

Net income attributable to Camelot Information Systems Inc.	637	1,033
Numerator used in basic and diluted net income per share:
Net income attributable to Camelot Information Systems Inc. allocated for computing net income per ordinary share-basic(i)	397	675

Net income attributable to Camelot Information Systems Inc. allocated for computing net income per Series A convertible preferred share-basic(i)	220	328

Net income attributable to Camelot Information Systems Inc. allocated for computing net income per Series B convertible preferred share-basic(i)	20	30

Net income attributable to Camelot Information Systems Inc. allocated for computing net income per ordinary share-diluted	637	1,033

Shares (denominator)(ii):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic(iv)	79,574,814	90,572,994

Weighted average shares outstanding used in computing net income per Series A convertible preferred share-basic	44,055,018	44,055,018

Weighted average shares outstanding used in computing net income per Series B convertible preferred share-basic	4,019,328	4,019,328

Employee share options (treasury effect)	2,447,428	7,658,950

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

	Three-Month
	Periods Ended March 31,
	2009	2010

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted (iii)	130,096,588	146,306,290

Net income attributable to Camelot Information Systems Inc. per ordinary share-basic	0.00	0.01

Net income attributable to Camelot Information Systems Inc. per Series A convertible preferred share-basic	0.00	0.01

Net income attributable to Camelot Information Systems Inc. per Series B convertible preferred share-basic	0.00	0.01

Net income attributable to Camelot Information Systems Inc. per ordinary share-diluted	0.00	0.01

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis based on the dividend participant right. Since each Series A convertible preferred shares and Series B convertible preferred shares has the same participating right as each ordinary share, the allocation was based on the number of ordinary shares, Series A convertible preferred shares and Series B convertible preferred shares issued.

(ii)	The net income per share information for all periods presented has reflected the 4-for-1 stock split effected in May 2010 (See Note 23 “Subsequent Events”).

(iii)	As of March 31, 2010, the Group has 144,000 employee share options outstanding that can potentially dilute net income per share in the future but were excluded in computation of diluted net income per share as their effect would be anti-dilutive.

(iv)	The calculation of the weighted average number of ordinary shares for the purpose of basic net income per share for the three-month period ended March 31, 2010 included the effect of the 1,800,000 ordinary shares issuable in connection with the extinguishment of liability with Red River Valley, the 3,932,000 ordinary shares issuable in connection with the business acquisition of Tansun, and the 2,200,000 ordinary shares issuable in connection with the settlement of the performance-based contingent consideration for business acquisition of Yinfeng.

15.	ORDINARY SHARES

The May 2010 shareholders meeting approved a 4-for-1 stock split for all ordinary shares, Series A and Series B convertible preferred shares. After the stock split, as of March 31, 2010, the Company had 451,925,654 ordinary shares authorized, 82,640,994 shares issued and outstanding, and 7,932,000 shares to be issued in connection with the acquisitions of Yinfeng and Tansun, and the extinguishment of liability with Red River Valley, which were issued in May 2010. While the stock split increased the number of shares for each stockholder, the percentage of their ownership in the Company was not affected. The 4-for-1 stock split was retrospectively reflected in the Group’s consolidated financial statements for all periods presented. See Note 23 “Subsequent Events.”

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

16.	CONVERTIBLE PREFERRED SHARES

As a result of the 4-for-1 stock split in May 2010, the total Series A Shares authorized were 44,055,018 shares, of which 44,055,018 and 44,055,018 shares were issued and outstanding at December 31, 2009 and March 31, 2010, respectively. The total Series B Shares authorized were 4,019,328 shares, of which 4,019,328 and 4,019,328 shares were issued and outstanding at December 31, 2009 and March 31, 2010, respectively.

17.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC (mainland) and Taiwan participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries.

The total provision for such employee benefits were US$945 and US$1,460 for the three-month periods ended March 31, 2009 and 2010, respectively.

18.	SHARE-BASED COMPENSATION

2006 Equity Incentive Plan

On February 28, 2010, the Company granted 140,000 employee options with an exercise price of $1.47 per share, of which 25% will vest on the first anniversary of the grant date, and 6.25% will vest each quarter over the next three years thereafter. The contractual life is 8 years from the date of grant.

The following table summarizes information regarding the share options granted for the three-month period ended March 31, 2010:

				Fair value per		Intrinsic value
	Options	Exercise price		ordinary share at		per option at
Grant date	granted	per option		the grant dates		the grant dates

February 28, 2010	140,000	US$	1.47	US$	3.03	US$	1.57

Stock options outstanding as of March 31, 2010 were as follows:

		Weighted		Weighted-average	Aggregate
		average		remaining	intrinsic
Options	Shares	exercise price		contractual term	value

Outstanding at January 1, 2010	19,111,820	US$	1.12	5.1 years	6,797
Granted	140,000	US$	1.47
Exercised	—
Forfeited or cancelled	(3,000,000)	US$	1.50

Outstanding at March 31, 2010	16,251,820	US$	1.05	5.6 years	32,147

Exercisable and fully vested at March 31, 2010	8,655,328	US$	0.82	4.6 years	19,156

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

In February 2010, three shareholders of the Company voluntarily agreed to cancel 3,000,000 stock options held by them. The stock options were cancelled by the Company for nil consideration. The related unrecognized compensation expenses of US$47 was recognized in the three-month period ended March 31, 2010.

The weighted average grant date fair values of the options granted during the three-month periods ended March 31, 2010 was US$1.89. 8,655,328 share options were vested as of March 31, 2010. No share options were exercised in the three-month periods ended March 31, 2010.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

For the Three-Month
Period Ended March 31,
2010

Weighted average risk-free interest rate	2.85%
Weighted average expected term	4.6 years
Weighted average volatility	40.6%
Weighted average dividend yield	—

The Group recorded share-based compensation of US$300 and US$411 for the three-month periods ended March 31, 2009 and 2010, respectively, based on the fair value on the grant dates over the requisite service period of award according to the graded vesting schedule.

As of March 31, 2010, total unrecognized compensation expense relating to unvested share options was US$3,035. The amount is expected to be recognized over a weighted average period of 2.75 years according to the graded vesting schedule.

19.	NONCONTROLLING INTEREST

	Harmonation	Yantai	Total

Balance as of January 1, 2010	484	(27)	457
Net income	14	—	14

Balance as of March 31, 2010	498	(27)	471

20.	SIGNIFICANT RISKS AND UNCERTAINTIES

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, accounts receivable and amounts due from related parties. The Group places their cash with financial institutions with high-credit ratings and quality. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

Details of customers accounting for 10% or more of total net revenues were as follows:

	For the Three-Month Periods Ended March 31,
	2009	%	2010	%

Customer A	6,812	33	13,032	37

Details of customers accounting for 10% or more of accounts receivable were as follows:

	As of		As of
	December 31,		March 31,
	2009	%	2010	%

Customer A	25,044	37	27,041	36

21.	SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment. The Group’s revenue and net income are substantially derived from enterprise application services and financial industry IT services.

The following table summarizes the Group’s net revenues and long-lived assets in different geographic locations in U.S. dollars:

	For the Three-Month
	Periods Ended March 31,
Net revenues	2009	2010

PRC	13,705	28,025
Taiwan	3,935	3,013
Japan	2,653	3,287
Others	229	987

Total	20,522	35,312

	As of	As of
	December 31,	March 31,
Long-lived assets	2009	2010

PRC	69,951	68,173
Taiwan	5,925	5,948
Japan	—	6
Others	1,464	1,449

Total	77,340	75,576

Geographic area information for net revenues is summarized based on the countries in which the customers are located.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

The following table summarizes the Group’s net revenues by service line:

	For the Three-Month
	Periods Ended March 31,
	2009	2010

Enterprise application services	14,202	24,942
Hardware and software product	148	63

Total enterprise application services	14,350	25,005

Financial industry services	5,477	9,317
Hardware and software product	695	990

Total financial industry services	6,172	10,307

Total net revenues	20,522	35,312

22.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2011 and are renewable upon negotiation. Rental expenses under operating leases were US$411 and US$550 for the three-month periods ended March 31, 2009 and 2010, respectively.

Future minimum lease payments under such non-cancelable leases as of March 31, 2010 are as follows:

Nine-month period ended December 31, 2010	1,545
2011	1,710
2012	1,104
2013	798
2014	798
2015 and thereafter	3,658

Cash consideration to be paid in connection with business acquisitions

In connection with the acquisition of Agree in July 2009, the Group agreed to pay an additional performance-based cash consideration between RMB63,000,000 (approximately US$9,265) and RMB75,000,000 (approximately US$11,029) no later than January 1, 2012 determined using a specified formula based on Agree’s earnings in 2009 and 2010, which was recorded at a fair value of US$8,887 as of March 31, 2010.

In connection with the acquisition of Tansun in December 2009, the Group agreed to pay an additional performance-based cash consideration of up to RMB50,000,000 (approximately US$7,353) determined using a specified formula based on Tansun’s earnings in 2010 and 2011, which was recorded at a fair value of US$3,972 as of March 31, 2009.

Legal contingencies

The Group acquired King’s in 2006 through the Company and Triumph. Under applicable Hong Kong law, the Company and Triumph are deemed to have established a place of business and

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

carrying on business in Hong Kong, and therefore, both were required to obtain business registration certificates from the Business Registration Office of the Hong Kong government and to be registered with the Companies Registry of the Hong Kong government within one month of their acquisition of King’s in Hong Kong. The Group did not obtain such certificates or undertake such registration and accordingly, the Group’s Hong Kong operations have not been fully compliant with registration requirements in Hong Kong. As a result of such non-compliance, the Group could be subject to a fine for each day of non-compliance and a maximum one-time fine. As of December 31, 2009 and March 31, 2010, no losses with respect to this contingency were accrued. There has been no prosecution initiated by the relevant authorities. If such action were to be taken, the penalty that the Group would incur could be in the range from zero to a maximum of US$250 up to June 30, 2010. The Group is unable to reasonably estimate the actual amount that it may have to pay if the authorities were to become aware of the non-compliance and were to commence proceedings.

In addition, as an employer, the Group’s Hong Kong operations are required to comply with legal obligations with regard to mandatory provident funds and compensation insurance for their employees under the Mandatory Provident Fund Schemes Ordinance (Cap. 485) (“MPFSO”) and under the Employees’ Compensation Ordinance (Cap. 282) (“ECO”) of the Hong Kong laws respectively. The Group’s Hong Kong operations were not compliant with certain provisions of the MPFSO for a duration of around ten months between 2006 and 2007 by failing to ensure, in relation to one employee at the time that such employee becomes a member of a registered mandatory provident fund scheme and to make and deduct the respective employer and employee mandatory provident fund contributions in a total amount of HK$20,000 to the employee’s account of such scheme. The Group’s Hong Kong operations were also not compliant with certain provisions of the ECO by failing to take out worker’s compensation insurance in relation to the said one employee.

As a result of the foregoing, the Group may be subject to fines, penalties and/or prosecutions under local laws and regulations. In recent enforcement cases under the MPFSO, defaulting employer(s) have been ordered to repay all unpaid contributions, and a surcharge or a penalty of the higher of HK$5,000 or 5% of the total unpaid amount. The Group will make up these default contributions into the relevant employee’s mandatory provident fund scheme account and has been in compliance with its legal obligations under the MPFSO since October 2007. Furthermore, with respect to the failure to take out compensation insurance, any fines, penalties and/or prosecutions may include but not be limited to facing a maximum fine of HK$100,000 (US$13). To date, none of the Group’s Hong Kong operations’ employees has been injured whilst at work and the Group’s Hong Kong operations are now in full compliance with the ECO. There has been no prosecution initiated by the relevant authorities or employees and the Group believes that if such action were to be taken, the actual penalty that the Group could incur would be insignificant. As of December 31, 2009 and March 31, 2010, no losses with respect to this contingency were accrued.

23.	SUBSEQUENT EVENTS

The Group evaluated all events subsequent to the balance sheet date of December 31, 2009 through June 18, 2010, the date the condensed consolidated financial statements were available to be issued.

On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods (“Circular 157”). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, the Group interpreted the law to mean

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to “high and new technology enterprises” status under the New EIT Law then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

As a consequence of Circular 157, the preferential tax rate enjoyed by Red River Valley, which qualified as a “high and new technology enterprise” during its 50% reduction period (2008) was 12.5% rather than 7.5% which is the rate the Group had used prior to the issuance of Circular 157. Because the Group believes that Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change. As a result, the Group will recognize an additional tax liability in respect of the year ended December 31, 2008 of US$103 in the quarter ended June 30, 2010.

In May 2010, Taiwan tax authorities announced the further reduction of income tax rate from 20% to 17% effective on January 1, 2010. This tax rate change is a change in tax law, and the cumulative effect should be reflected in the period of change. As a result, the Group will adjust its net deferred tax liability as of March 31, 2010 by US$100 in the quarter ended June 30, 2010 and record a tax reduction in respect of the quarter ended March 31, 2010 of US$18, resulting in a total reduction of tax charge of US$118.

In May 2010, the Company effected a 4-for-1 stock split by means of a stock dividend wherein holders of each ordinary share, Series A Share and Series B Share received an additional 3 shares for each share held, respectively. The Series A Shares and Series B Shares remain convertible into ordinary shares at a 1:1 ratio. This share split has been retrospectively reflected for all periods presented.

On May 12, 2010, the Company increased the total number of ordinary shares available for issuance under the 2006 Equity Incentive Plan by 4,000,000 shares, resulting in a total of 23,498,012 options available for grant under the 2006 Plan.

On May 18, 2010, the Company granted a total of 600,000 employee options with an exercise price of US$1.29 per share. 300,000 options will vest upon pricing on the date of the prospectus of an initial public offering. The fair value of the option as of the grant date was estimated to be US$1.76 per option and the related compensation will be recognized upon vesting. The remaining 300,000 options will vest on November 2, 2010. The fair value of the option as of the grant date was estimated to be US$1.83 per option and the related compensation will be recognized over the vesting period from May 18, 2010 through November 2, 2010. The contractual life of the options is 8 years from the date of grant.

In May 2010, the Company issued a total of 7,932,000 ordinary shares which consisted of 1,800,000 ordinary shares in connection with the debt extinguishment with Red River Valley, 3,932,000 ordinary shares in connection with the acquisition of Tansun, and 2,200,000 ordinary shares as a settlement of the contingent consideration of US$3,200 in connection with the acquisition of Yinfeng. These shares were reflected as shares to be issued in equity on the consolidated balance sheet as of March 31, 2010.

Camelot Information Systems Inc.

13,333,334 American Depositary Shares

Representing 53,333,336 Ordinary Shares

PROSPECTUS

Sole Global Coordinator

Goldman Sachs (Asia) L.L.C.

Joint Bookrunners

Goldman Sachs (Asia) L.L.C.	Barclays Capital

William Blair & Company	Cowen and Company	Oppenheimer & Co.

July 20, 2010